As filed with the Securities and Exchange Commission on November 10, 2010.

Registration No. 333-169515

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1 TO
FORM F-1
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

SUNITY ONLINE ENTERTAINMENT LIMITED

(Exact name of Registrant as specified in its charter)

Cayman Islands	7379	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Suite 1002, Block A, Buoya International Center
No. 1 Lize Middle Road, Chaoyang District, Beijing, P.R.C

(Address, including zip code, and telephone number,
including area code of registrant’s principal executive offices)

National Corporate Research, Ltd.
10 East 40 Street, New York, N.Y. 10016
212-947-7200

(Name, address, including zip code, and telephone number
including area code, of agent for service)

Copies to:

Mitchell S. Nussbaum, Esq. Loeb & Loeb LLP 345 Park Avenue, New York, New York 10154 Tel: 212-407-4000 Fax: 212-407-4990	Erick Richardson, Esq. Ryan S. Hong, Esq. Richardson & Patel LLP 10900 Wilshire Boulevard, Suite 500 Los Angeles, California 90024 Tel: 310-208-1182 Fax: 310-208-1154

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION, DATED NOVEMBER 10, 2010

Sunity Online Entertainment Limited

Ordinary Shares

This is the initial public offering of our ordinary shares. We are selling        of our ordinary shares. We currently expect the initial public offering price to be between $       and $       per share.

We have applied to list our ordinary shares on the NASDAQ Capital Market under the symbol “SUNG.” There is no assurance that this application will be approved.

See “Risk Factors” beginning on page 7 to read about risks you should consider before buying our ordinary shares.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this registration statement. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$

The underwriters have an option exercisable within 45 days from the date of this prospectus to purchase up to          of additional ordinary shares from us at the public offering price, less the underwriting discount, solely to cover over-allotments. The ordinary shares issuable upon exercise of the underwriters’ over-allotment option have been registered under the registration statement of which this prospectus forms a part.

The underwriters expect to deliver the ordinary shares against payment in U.S. dollars in New York, New York on           , 2010.

Rodman & Renshaw, LLC	Newbridge Securities Corporation

Prospectus dated       , 2010.

Han Dynasty

An in–house developed webgame adapted from the historic period of the Han Dynasty (206 B.C.–24 A.D.) that innovatively combines the real history of the Han Dynasty with the players' action in specific scenes which simulate the way of life during the Han Dynasty and enhance the player's history knowledge.

大漢風雲
51dahan.com

ONLINE
Three Kingdom Illation
513guo.com
金蘭臺
An in-house developed webgame adapted from the popular Chinese history – Three Kingdom. It is a funny carton-style game that provides relaxed and sociable environment.

Prospectus

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

i

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our ordinary shares discussed under “Risk Factors” beginning on page 7 before deciding whether to buy our ordinary shares.

In this prospectus, unless otherwise specified or the context so requires:

•	“we,” “us,” “our company,” or “Company” refers to Sunity Cayman, and its subsidiaries and consolidated entities;
•	“casual game” refers to interactive online games that require no special skills and can be played by any age group. Casual games are typically distinguished by their simple rules and lack of a time commitment on the part of the player, as compared to more complex MMORPGs. Compared to MMORPGs, casual games have lower development and production costs;
•	“Client-end game” refers to the interactive online games that need to be played in the client-end software downloaded by the players to their computer before they start to play the games;
•	“dollars,” “US$” or “$” refer to the legal currency of the United States;
•	“HCG” refers to Happy Canyon Game, a Webgame that we developed in-house;
•	“HDG” refers to Han Dynasty Game, a Webgame that we developed in-house;
•	“ISS” refers to In Search of the Supernatural, a Webgame that we developed in-house;
•	“MMORPGs” refers to interactive online games that may be played simultaneously by hundreds of thousands of players and is an acronym for “Massively Multi-Player Online Role-Playing Games;”
•	“NVT” refers to Immortal Navigation, the temporary name of a Webgame that we developed in-house;
•	“PRC” or “China” refers to the People’s Republic of China;
•	“QHG” refers to Qihang Game, a cards and chess game website that we developed in-house and began operating in May, 2008. QHG was previously known as a Dream Game, or DG;
•	“RMB” or “¥” refer to the legal currency of the People’s Republic of China;
•	“RPG” or “role-playing game” refers to a broad family of games in which players assume the roles of different fictional characters or avatars in a fictional setting. Actions taken within a role-playing game must be taken according to a formal system of rules and guidelines;
•	“SNS game” refers to Social Network Service Game, where the players play online games involving communications with other players to enhance social relationships;
•	“Sunity Beijing” refers to Sunity (Beijing) Technology Co., Ltd., a PRC company which has contractual relationships with Sunity WFOE.
•	“Sunity Cayman” refers to Sunity Online Entertainment Limited, a Cayman Islands exempted company;
•	“Sunity HK” refers to Hong Kong Sunity Online Entertainment Limited., a Hong Kong company which is a wholly owned subsidiary of Sunity Cayman;
•	“Sunity WFOE” refers to Beijing Yangguang Jiaze Network Technology Limited, a PRC company which is a wholly owned subsidiary of Sunity HK;
•	“SWG” refers to Space War Game, the temporary name of a Webgame that we developed in-house;
•	“TKI” refers to Three Kingdom Illation, the temporary name of a Webgame that we developed in-house; and

•	“Webgame” refers to interactive online games that can be played in the web browser without downloading any client-ended software.

Unless otherwise indicated, all information in this prospectus reflects no exercise by the underwriters of their option to purchase up to     additional ordinary shares to cover over-allotments, if any. Unless otherwise indicated, our financial information presented in this prospectus has been prepared in accordance with United States Generally Accepted Accounting Principles, or U.S. GAAP. This prospectus contains conversions of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader.

Unless otherwise noted, all conversions from Renminbi to U.S. dollars were made at the noon buying rate in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York, or the noon buying rate, as of December 31, 2009, which was RMB 6.8259 to US$1.00. We make no representation that the Renminbi or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On November 5, 2010, the noon buying rate was RMB6.6622 to US$1.00.

Unless otherwise indicated, all information in this prospectus reflects a 2.49-for-1 reverse share split of our ordinary shares that was effected on October 2, 2010, which we refer to herein as the reverse share split.

We obtained statistical data, market data, other industry data and forecasts used throughout this prospectus from publicly available information. While we believe that the statistical data, industry data, forecasts and market research are reliable, we have not independently verified the data, and we do not make any representation as to the accuracy of the information.

Overview

We are a rapidly growing online game developer and operator in China. Our net income for the fiscal years ended on March 31, 2010, 2009 and 2008 was $3,886,085, $2,868,985 and $1,869,854, respectively, representing an increase in net income of 35% and 53% in each of the years ended March 31, 2010 and 2009, respectively. Our net income for the six months ended September 30, 2010 and 2009 was $2,735,391 and $1,831,609, respectively, representing an increase in net income of 49%. We currently develop game systems and operate game websites and plan to begin developing games for wireless devices such as mobile telephones in the near future. We have a leading position in the casual games market, as well as the role playing games market, as measured by the popularity of our online games, Qihang Game, or QHG, and Han Dynasty Game, or HDG. According to iResearch Consulting Group, QHG is one of the “Top 10” outstanding cards and chess games for the year 2010 and HDG is one of the “Top 15” new Webgames for the year 2010 in China.

Our QHG Website is a client-end game/Webgame website featuring card and chess games. Our HDG Website is a role playing game, or RPG, that innovatively combines the real history of the Han Dynasty with the players’ action in specific scenes which simulate the way of life during the Han Dynasty. Our Happy Canyon Game, or HCG, is a web-based casual game which implements a social networking service where players play online games involving communications with other players to enhance their social relationships. We also have four new Webgames in the pipeline, all of which we are developing in-house. Each of these games, Three Kingdom Illation, or TKI; Immortal Navigator, or NVT, Space War Game, or SWG and In Search of Supernatural, or ISS are RPGs. We expect to begin open beta testing of TKI in December, 2010; ISS in December 2010, SWG in February 2012 and NVT in the middle of 2011.

We use a time-based revenue model for QHG, where players are charged based on the amount of time they spend playing the game. We use an item-based revenue model for HDG and HCG, where players play the games for free, and are charged only for purchases of in-game items, such as performance enhancing items, clothing, accessories and pets. We distribute prepaid game tokens to players in China through a network of third-party distributors, who sub-distribute the game tokens to numerous retail outlets.

We have a dedicated product development team that helps us to identify market trends and user preferences. Based on feedback from our players, we launch new virtual items to maintain game players’ interest.

Industry Background

According to the China Internet Network Information Center, or CNNIC, in June 2008 China surpassed the United States as the largest population of Internet users in the world. According to a study we commissioned by iResearch Consulting Group, a leading Chinese Internet research and consulting firm that provides in-depth studies of consumer behavior in the Internet, media, e-commerce, online games, wireless value-added services and other new economy fields, as of December 31, 2009, the number of Internet users in China had reached 384 million, an increase of 28.9% compared with December 31, 2008. It is further anticipated that the number of Internet users in China will grow to approximately 590 million by 2012. Within the China Internet market, online games have been a fast growing segment and one of the most popular activities for Internet users.

In addition, China’s online games industry has other key characteristics, including:

•	growing popularity of online games developed by Chinese game developers;
•	dramatic growth of the Webgame market; and
•	increasingly competitive market dynamics.

Our Competitive Strengths

We believe that the following competitive strengths enable us to compete effectively and capitalize on the rapid growth in the online game market:

•	we are a fast growing Chinese gaming company with a leading position in the casual game and Webgame markets in China;
•	we are among a few Chinese gaming companies who independently develop our entire gaming system, from the underlying gaming engines to the user interface;
•	we have extensive nationwide distribution and marketing networks in China; and
•	our management team has extensive experience in China’s information technology industries and capital markets.

Our Growth Strategies

Our goal is to become one of the leading online game companies in the world. Our primary growth strategies include:

•	further expanding and diversifying our game portfolio through self-development and strategic acquisitions of complementary online game businesses;
•	enhancing social networking features to attract new players and increase player loyalty;
•	developing Webgames for wireless devices under the 3G protocol; and
•	pursuing strategic acquisitions, partnerships and alliances.

Our Challenges

The successful execution of our growth strategies is subject to certain risks and uncertainties, including those relating to:

•	our limited operating history;
•	our dependence on one game for a majority of our revenues;
•	our ability to operate and improve our existing games to satisfy the changing demands of game players;
•	our ability to develop and launch new games that are commercially successful;
•	our ability to respond to competitive pressures, including competition that arises from new games introduced by our competitors and other forms of entertainment;

•	our ability to protect our intellectual property rights;
•	our ability to maintain an effective system of internal control over financial reporting; and
•	the regulatory environment in China.

Please see “Risk Factors” beginning on page 7 and other information included in this prospectus for a detailed discussion of these risks and uncertainties.

Our Corporate History and Structure

Our business has been conducted in the PRC through Sunity Beijing, a PRC limited liability company established in 2006. On December 7, 2009, we formed Sunity HK, a wholly-owned subsidiary of Sunity Cayman established in Hong Kong and on March 19, 2010, we formed Sunity WFOE, which is our indirect wholly-owned subsidiary that is a registered wholly foreign owned enterprise in the PRC and a wholly-owned subsidiary of Sunity HK.

Through the use of certain contractual arrangements between Sunity WFOE and Sunity Beijing we are able to effectively control Sunity Beijing’s daily operations and financial affairs. All of the issued and outstanding shares of Sunity Beijing are currently held by fourteen Chinese citizens, including our chairman and chief executive officer, Fan Zhang, who owns a 46.28% equity interest in Sunity Beijing.

Corporate Information

Our registered office is located at the offices of Portcullis TrustNet (Cayman) Ltd., Marquee Place, Suite 300, 430 West Bay Road, P.O. Box 32052, Grand Cayman KY1-1208, Cayman Islands, British West Indies. Our principal executive offices are located at Suite 1002, Block A, Buoya International Center, No. 1 Lize Middle Road, Chaoyang District, Beijing, P.R.C., and the telephone number at this address is 86-10-84782565. Our website is www.sunity5.com. Information contained on our website does not constitute part of, and is not deemed incorporated by reference into, this prospectus. Our agent for service of process in the United States is National Corporate Research, Ltd., 10 East 40 Street, New York, N.Y. 10016, Tel: 212-947-7200.

The Offering

The following assumes that the underwriters do not exercise their option to purchase up to additional ordinary shares in the offering, unless otherwise indicated.

Ordinary shares in the offering:

Ordinary shares outstanding prior to the offering:
4,425,703
Ordinary shares outstanding after the offering:

Proposed NASDAQ Capital Market symbol:
SUNG
Option to purchase additional ordinary shares:
We have granted to the underwriters an option, exercisable within 45 days from the date of this prospectus, to purchase up to an additional ordinary shares solely to cover over-allotments.
Timing and settlement for ordinary shares:
The ordinary shares are expected to be delivered against payment on , 2010.
Use of proceeds:
Our net proceeds from this offering are expected to be approximately $ million assuming a public offering price of $ (the midpoint of the estimated initial public offering price range). We plan to use net proceeds we receive from this offering to expand our research and development efforts and for other general corporate purposes. See “Use of Proceeds” on page 36.
Risk Factors:
Investing in these securities involves a high degree of risk. As an investor you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the “Risk Factors” section beginning on page 7.
Lock-Ups:
We, our directors, officers and all of our shareholders have agreed with the underwriters, subject to certain exceptions, not to offer, sell or otherwise dispose of any of our securities for a period of 180 days from the closing of this offering. See “Underwriting” on page 107.

Summary Financial and Operating Data

The summary financial and operating data as of and for the years ended March 31, 2008, 2009 and 2010 presented below have been derived from Sunity Beijing’s audited financial statements that are included elsewhere in this prospectus. The summary financial and operating data as of and for the six months ended September 30, 2010 and 2009 have been derived from Sunity Beijing’s unaudited financial statements that are included elsewhere in this prospectus. Selected balance sheet data for our company as of March 31, 2008 and September 30, 2009 has been omitted from the financial statements that are included elsewhere in this prospectus in accordance with Instruction 3 to Item 8.A.2 to Form 20-F. Our results of operations in any period may not necessarily be indicative of the results that may be expected for any future period. See “Risk Factors” beginning on page 7 of this prospectus. The summary financial information for those periods and as of those dates should be read in conjunction with the financial statements and the accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 43 of this prospectus.

	Years Ended March 31,			Six Months Ended September 30,
	2010	2009	2008	2010	2009
				(unaudited)
Income Statement Data:
Revenues	$9,542,832	$8,254,382	$5,311,153	$6,524,208	$4,783,253
Cost of revenue	2,420,491	2,440,153	1,811,487	1,548,713	1,360,046
Gross profit	7,122,341	5,814,229	3,499,666	4,975,495	3,423,206
Operating expenses	2,920,045	2,945,785	1,629,989	1,834,207	1,535,505
Other income (expenses)	3,409	541	177	1,675	230
Income before income tax	4,205,706	2,868,985	1,869,854	3,142,963	1,887,931
Income tax	319,621	—	—	407,572	56,322
Net Income	3,886,085	2,868,985	1,869,854	2,735,391	1,831,609
Effects of foreign currency conversion	8,936	166,686	564,715	315,030	821,020
Comprehensive income	$3,895,020	$3,035,671	$2,434,569	$3,050,421	$2,652,629

	Years Ended March 31,			As of September 30,
	2010	2009	2008	2010	2009
				(unaudited)
Balance Sheet Data:
Working capital	$3,366,866	$(117,470)	$(693,854)	$6,670,518	$4,574,228
Total assets	11,535,739	8,486,982	8,623,946	14,699,787	10,389,842
Total liabilities	917,052	2,226,616	2,405,821	1,030,679	2,288,773
Total liabilities and shareholders’ equity	11,535,739	8,486,982	8,623,946	14,699,787	10,389,842
Shareholders’ equity	$10,618,687	$6,260,366	$6,218,125	$13,699,108	$8,101,070

RISK FACTORS

You should carefully consider all of the information in this prospectus, including various changing regulatory, competitive, economic, political and social risks and conditions described below, before making an investment in our ordinary shares. One or more of a combination of these risks could materially impact our business, results of operations and financial condition. In any such case, the market price of our ordinary shares could decline, and you may lose all or part of your investment.

Risks Relating to Our Business

We have a limited operating history and the long-term potential growth of our online games is unproven, which makes it difficult to predict our future operating results.

Sunity Beijing was incorporated on February 14, 2006 in Beijing, China. We commenced our game development business in 2007. We launched QHG in May, 2008, HDG in October, 2009 and HCG in September, 2010. QHG, HDG and HCG are games that we developed in-house. As such, we have a limited operating history in the game development and operating business for you to evaluate our business, financial performance and prospects. We may not be able to achieve or exceed current revenue and net income results or grow in future periods. Accordingly, our current revenues may not be indicative of our future revenues, and our revenues may, in fact, decline. We may also not have sufficient experience to address the risks frequently encountered by young companies using new and unproven business models and entering emerging and rapidly evolving markets, including the online game market in China. These risks may include our potential failure to:

•	develop new Webgames that are appealing to game players and meet our expected timetable for launches of new games;
•	respond in a timely manner to technological changes or resolve unexpected network interruptions;
•	comply with changes to regulatory requirements;
•	raise our brand recognition and game player loyalty;
•	maintain adequate control of our costs and expenses; and
•	successfully adapt to an evolving business model.

If we are unsuccessful in addressing any of the risks listed above, our business may be adversely affected.

As we currently depend on QHG, which was launched in 2008, for a majority of our revenues, any adverse developments relating to QHG will adversely affect our results of operations.

We currently rely on our in-house developed cards and chess game, QHG, for a majority of our revenues. For the six months ended September 30, 2010, 51.7% of our total revenues were derived from QHG, which was launched in May, 2008. Although we launched HDG in October, 2009, HCG in September, 2010 and will strive to develop and launch more games in the future, we cannot guarantee you that we will be able to successfully develop, launch and operate any of these new games. Accordingly, any of the following could materially and adversely affect our business, financial condition and results of operations:

•	any reduction in or failure to grow the player base of QHG, any decrease in its popularity in the market due to intensifying competition or other factors;
•	any decrease in or failure to grow the amount of revenues generated from QHG;
•	failure by us to continually improve and update QHG on a timely basis; or
•	any breach of game-related software security, prolonged server interruption due to network failures, hacking activities or other factors or any other adverse developments relating to QHG.

We may not be successful in operating and improving our games to satisfy the changing demands of game players.

We depend on the continual play and purchase of virtual items by our game players to generate revenues, which in turn depend on the continued attractiveness of our games to the game players and their satisfactory game-playing experience. We provide support for our games and collect game players’ feedback on their game-playing experience in order to resolve any programming flaws or other game operational issues in a timely manner. We also use software and systems to monitor game players’ preferences in order to develop and improve game features and virtual items in a way that is attractive to our game players. We continue to improve our games through regular updates as well as periodic major enhancements using expansion packs. However, we cannot assure you that our efforts will be effective in eliminating program errors associated with our games, satisfying game player demands, or retaining the continued attractiveness of our games. For example:

•	we may fail to provide game updates and expansion packs in a timely manner due to technologies, resources or other factors;
•	our game updates and expansion packs may contain program errors, and their installation may create other unforeseen issues that adversely affect the game-playing experience;
•	we may fail to timely respond to and/or resolve complaints from our game players;
•	we may fail to effectively respond to changing consumer tastes and preferences;
•	new technologies in our competitors’ online game programming or operations could render our games obsolete or unattractive to players, thereby limiting our ability to recover related product development costs, purchase costs and licensing fees; and
•	we may fail to obtain necessary government approvals and/or comply with restrictions imposed by regulatory authorities.

Our failure to address the above-mentioned issues could adversely affect the game-playing experience of our game players, damage the reputation of our games, shorten the lifespan of our games, and eventually result in the loss of game players and a decrease in our revenues.

We may fail to launch new games according to our timetable, and our new games may not be commercially successful.

In order for our business strategy to succeed over time, we must continually develop, launch and operate new online games that are commercially successful. We will not generate any revenue from a game until it enters open beta testing. We cannot assure you that we will be able to meet our timetable for new game launches. A number of factors, including technical difficulties, lack of sufficient game development personnel and other resources could result in delays in launching our new games. There are many factors that may adversely affect the popularity of our new games. For example, we may fail to anticipate and adapt to future technical trends, new business models and changing game player preferences and requirements, we may fail to effectively plan and organize marketing and promotional activities, or fail to differentiate our new games from our existing games. If the new games we introduce are not commercially successful, we may not be able to recover our product development costs, which can be significant, and our future profitability and growth prospects will decline.

Rapid technological changes may increase our game development costs.

The online game industry is evolving rapidly, so we need to anticipate new technologies and evaluate their possible market acceptance. In addition, government authorities or industry organizations may adopt new standards that apply to game development. Any new technologies and new standards may require increases in expenditures for game development and operations, and we will need to adapt our business to cope with the changes and support these new services to be successful. If we fall behind in adopting new technologies or standards, our existing games may lose popularity, and our newly developed games may not be well received in the marketplace. As a result, our business prospects and results of operations could be materially and adversely affected.

Our new online games may attract away players of our established games, which could materially and adversely affect our business.

Our new games may divert game players away from our existing games. If this occurred, it would decrease our existing games’ player base, which could in turn make these games less attractive to other game players, resulting in decreased revenues from our existing games. Game players of our existing games may also spend less money to purchase virtual items in our new games than they would have spent if they had continued playing our existing games, which could materially and adversely affect our total revenues.

The market in which we compete is highly competitive and competitive pressures from existing and new companies may have a material adverse effect on our business, financial condition and results of operation.

Competition in the online game market in China is becoming increasingly intense. Nine online game companies have already successfully listed their shares on NASDAQ, the New York Stock Exchange or the Hong Kong Stock Exchange. The majority of these nine online game companies focus on MMORPGs. While our primary focus is on Webgames and cards and chess games, some of the listed companies have already announced plans to develop Webgames. Moreover, there are many venture-backed private companies focusing on online game development, further intensifying the competition.

Many of our existing competitors, as well as a number of potential new competitors, have longer operating histories, greater brand name recognition, larger international player bases and significantly greater game development, technical, financial and marketing resources than we have. Furthermore, any of our current or future competitors may be acquired by, receive investments from or enter into other commercial relationships with larger, more well established and well financed companies and therefore obtain greater financial, marketing and development and licensing resources than we have. This may allow them to devote greater resources than we can to develop and promote new online games and technologies similar to or better than our own. These competitors may engage in more extensive research and development, undertake more far-reaching marketing campaigns and adopt more aggressive pricing policies. In addition, our existing and potential international competitors may establish cooperative relationships among themselves or with our local competitors. This may significantly enhance their competitiveness in the online game industry in China. New and increased competition may result in larger discounts demanded by our distributors, or price reductions in our virtual products and services, any of which could materially and adversely affect our business, financial condition and results of operations. In addition, increased competition in the online game industry in China could make it difficult for us to retain and expand our existing player base, which could reduce the number of dedicated players and players with high disposable incomes that play our games and from whom we derive most of our net revenues.

Our revenues derived from being a service provider might decrease in the future. If we cannot successfully launch new games to offset the possible decrease in revenues from the SP service our revenues will be adversely affected.

We started as a service provider, or SP. As a SP, we provided all relevant services (other than data transfer and communications), including short-message and other value-added services, to mobile and landline phone users, based on the telecom operators’ platforms. However, in 2008 when this business began to decrease due to changes in the SP management policy issued by Ministry of Industry and Information Technology, or MIIT, we turned to the online gaming industry. Our first game, QHG was officially operated online in May, 2008. Though the majority of our revenue comes from online games, the revenue derived from the SP service continues to represent a portion of our income. Our strategy is to dedicate our resources to game development and operation. As a result, we will no longer invest in the SP service except to the extent that such SP service will be used for mobile gaming and for real-time payments. Therefore, we expect that our revenue from the SP service will decrease in the future. Our revenue will be adversely affected if we cannot successfully launch new games to offset the expected decrease in revenues from the SP service.

We may not be able to effectively utilize our RFID technology, and our profit would be negatively impacted as a result of potential impairment of RFID related intangible assets.

As of September 30, 2010, we had net intangible assets of $3,915,851, of which, $2,135,618 was related to the radio frequency identification (RFID) technology. The technology uses an object (typically referred to as an RFID tag) applied to or incorporated into a product or person for the purpose of identification and tracking by using radio waves. The RFID business has not generated any revenue since 2008 and will not be our focus in the foreseeable future due to the strategic shift of our core business to online gaming. As a result, the primary role of the Company’s RFID technology has shifted to providing a mobile phone payment channel for our gaming business.

In the event we decide to permanently exit the RFID business and if the RFID related technology fails to provide an effective mobile phone payment channel for our gaming business, the associated intangible assets will no longer be utilized and may only be sold at fair market value. The company’s net income would then be negatively impacted as a result of any potential write down of these intangible assets.

Our operating results fluctuate from period to period, and likely will continue to fluctuate significantly, making them difficult to predict and could cause our operating results for a particular period to fall below expectations, resulting in a decrease in the price of our ordinary shares.

Our operating results from period to period are highly dependent upon, and will fluctuate, based on the following factors:

•	the availability, quality and playability of our games;
•	the number of games that we and our competitors offer players and our respective pricing;
•	changes in our game rules and the corresponding impact on player behavior and purchasing patterns;
•	the quality, variety, popularity and mix of virtual products and services available for purchase in our free-to-play games and related in-game promotional efforts;
•	game development costs and licensing or royalty payments for games potentially licensed in the future;
•	our introduction of new online games, which may attract players away from our established games, and the mix of sales of our games;
•	the timing of game releases by our competitors;
•	the mix of sales through our distributors (who purchase prepaid game tokens at a discount to their face value) and direct sales of game points to players through our website;
•	the breadth and depth of our distribution network and the corresponding availability of our prepaid game tokens;
•	the success of our advertising and promotional efforts; and
•	seasonality of our sales and revenue recognition, during and around the Chinese New Year holidays in the first quarter, the Chinese Labor Day holidays in the second quarter, and the Chinese National Day holidays in the fourth quarter, when fewer of our targeted players play our games.

Due to these and other factors listed in this “Risk Factors” section, our operating results will vary from period to period, will be difficult to predict for any given period, may be adversely affected from period to period and may not be indicative of our future performance. In addition, our operating results may vary significantly from period to period as a result of factors beyond our control, such as the recent slowdown in China’s economic growth caused in part by the recent severe global crisis in the financial services and credit markets, and may be difficult to predict for any given period. Our past results may not be indicative of our future performance and our quarterly results may not be indicative of our full year results. If our operating results for any period fall below our expectations or the expectations of investors or any market analyst that may issue reports or analyses regarding our ordinary shares, the price of our ordinary shares is likely to decrease.

Our limited resources may affect our ability to manage our growth.

Our growth to date has placed, and our anticipated further expansion will continue to place, a significant strain on our management, systems, and resources. In addition to training and managing our workforce, we will need to continue to develop and improve our financial and management controls and our reporting systems and procedures. We may be unable to efficiently or effectively manage the growth of our operations, and any failure to do so may limit our future growth and materially and adversely affect our business, financial condition and results of operations.

We may not be successful in acquiring other early-stage gaming companies.

Selective acquisitions of complementary online game businesses to broaden our game formats is part of our strategy to expand our business. However, our management currently lacks experience in identifying potential companies that would be complementary to our business. In addition, our ability to grow through future acquisitions will depend on the availability of suitable acquisition candidates at an acceptable cost, our ability to compete effectively in attracting these candidates, and the availability of financing to complete larger acquisitions. Future acquisitions or investments could result in potential dilutive issuances of equity securities or the incurrence of debt, contingent liabilities or impairment of goodwill and other intangible assets, any of which could adversely affect our financial condition and results of operations. The benefits of an acquisition or investment may also take considerable time to develop and any particular acquisition or investment may not produce the intended benefits.

Future acquisitions would also expose us to potential risks, including risks associated with the assimilation of new operations, technologies and personnel, the diversion of resources from our existing businesses, sites and technologies, the inability to generate sufficient revenue to offset the costs and expenses of acquisitions, and potential loss of, or harm to, our relationships with employees, customers, and other distributors as a result of the integration of new businesses. As a result, we may not be successful in acquiring other early-stage gaming companies and obtaining access to other valuable resources.

Future acquisitions and/or strategic alliances may have an adverse effect on our ability to manage our business.

Selective acquisitions and/or strategic alliances form part of our strategy to expand our business. We do not, however, have any prior experience integrating any new companies into ours, and we believe that integration of a new company’s operation and personnel will require significant management attention. The diversion of our management’s attention from our business and any difficulties encountered in the integration process could have an adverse effect on our ability to manage our business.

We generate a significant part of our revenues under the item-based revenue model, which has a short history of commercial application and presents risks related to consumer preferences and regulatory restrictions.

Currently, we operate HDG and HCG under the item-based revenue model. Under this revenue model, our game players are free to play the games for an unlimited amount of time, but are charged for purchases of certain virtual items. We currently expect that a substantial majority of our revenues, including parts of revenues from our games currently under development, will be generated under the item-based revenue model. The item-based revenue model requires us to design games that not only attract game players to spend more time playing our games, but also encourages them to purchase virtual items. The sale of virtual items requires us to track closely consumer tastes and preferences, especially as to in-game consumption patterns. If we fail to design virtual items that provide an incentive to game players to purchase them, we may not be able to effectively translate our game player base and their playing time into revenues. Although the item-based revenue model is currently a prevalent revenue model for MMORPGs in China, it does not have a long history of proven commercial application. In addition, the item-based revenue model may cause additional concerns with PRC regulators who have been implementing regulations designed to reduce the amount of time that Chinese youths spend on online games and intended to limit the total amount of virtual currency issued by online game operators and the amount of purchases made by individual game players. A revenue model that does not charge for time may be viewed by the PRC regulators as inconsistent with this goal. We cannot assure you that the item-based revenue model will continue to be commercially successful, or that in the future we will not need to change our revenue model back to the time-based revenue model or to a new revenue model. Any change in our revenue model could result in disruption of our game operations and decrease in the number of our game players.

We rely on data recorded in our billing systems for revenue recognition and to track game players’ consumption patterns of virtual items. If our billing systems fail to operate effectively, it will not only affect the completeness and accuracy of our revenue recognition, but also our ability to design and improve virtual items that appeal to game players.

Our game operations revenues are collected through the sale of our prepaid game tokens or online direct sales of game points. However, we do not recognize revenues when our prepaid game tokens or game points are sold. Rather, our revenues are recognized when the virtual items purchased by our game players are consumed. For consumable virtual items, including those with a predetermined expiration time, revenues are recognized as they are consumed, and for perpetual virtual items, revenues are recognized over their estimated lives. We rely on our billing systems to record the purchase and consumption of virtual items by our game players. If our billing systems fail to accurately record the purchase and consumption of virtual items, we may not be able to accurately recognize our revenues. In addition, various factors affect the estimated lives of perpetual virtual items, such as the average time period that game players typically play our games and other game player behavior patterns. The acceptance and popularity of expansion packs, promotional events and market conditions also affect the rate at which our perpetual virtual items are purchased and consumed. If such information is not accurately recorded, or if we do not have sufficient information due to our short operating history, we will not be able to accurately estimate the lives of the perpetual virtual items, which will also affect our ability to accurately recognize our revenues from such perpetual virtual items. Therefore, if our billing systems were damaged by system failure, network interruption, or virus infection, or attacked by a hacker, the integrity of our data would be compromised, which could materially and adversely affect our revenue recognition and the completeness and accuracy of our recognized revenues, resulting in possible restatement of our financial statements and loss of investors’ confidence in us.

In addition, we rely on our billing systems to record game player purchase and consumption patterns, based on which we improve our existing virtual items and design new virtual items. For example, we intend to increase development efforts on the number and variety of virtual items that our game players like to purchase, and we may also adjust prices accordingly. If our billing systems fail to record data accurately, our ability to improve existing virtual items or design new virtual items that are appealing to our game players may be adversely affected, which could in turn materially and adversely affect our revenues.

We may be exposed to infringement or misappropriation claims by third parties, which, if determined adversely to us, could subject us to significant liabilities and other costs.

Our success depends largely on our ability to use and develop our technology and know-how without infringing the intellectual property rights of third parties. We will be subject to additional risks if entities licensing their intellectual property to us, including, for example, game source codes, do not have adequate rights in any such licensed materials. The validity and scope of claims relating to the intellectual property of game development and technology involve complex scientific, legal and factual questions and analysis and, therefore, tend to be uncertain. In particular, the patent field covering online games and related technology is rapidly evolving and surrounded by a great deal of uncertainty, and we cannot assure you that our technologies, processes or methods would not be covered by third-party patents, either now existing or to be issued in the future. In addition, some of our employees were previously employed at other companies, including our current and potential competitors. We also intend to hire additional personnel to expand our technical support team. To the extent that these employees are involved in research at our company similar to research in which they have been involved in while working for their former employers, we may become subject to claims that such employees or we may have used or disclosed trade secrets or other proprietary information of the former employers of our employees. Although we are not aware of any pending or threatened claim, future litigation may cause us to incur significant expenses, and third-party claims, if successfully asserted against us, may cause us to pay substantial damages, seek licenses from third-parties, pay ongoing royalties, redesign our services or technologies, or prevent us from providing services or technologies subject to these claims. Even if we were to prevail, any litigation would likely be costly and time-consuming and divert the attention and resources of our technical and management personnel.

We may need to incur significant expenses to enforce our proprietary rights, and if we are unable to protect such rights, our competitive position could be harmed.

We regard our proprietary software, domain names, trade names, copyrights, trade secrets and other intellectual property as critical to our success. In particular, we have spent a significant amount of time and resources in developing our game products and our ability to protect our proprietary rights in connection with our games is critical for the success of our game products and our overall financial performance. We are the registered owner of 8 software copyrights in China, and we expect to apply for additional software copyrights as we continue the development of our game portfolio. We have taken various measures to protect our source codes, including confidentiality agreements and segregation of source codes, so that only our Chief Technology Officer and the project leader have access to the entire source codes for any of our games. For further information, see “Business — Intellectual Property.”

However, we cannot assure you that our measures will be sufficient to protect our proprietary information and intellectual property. Implementation of intellectual property laws in China has historically been lacking, primarily because of ambiguities in the laws and difficulties in enforcement. Accordingly, protection of intellectual property rights in China may not be as effective as in the United States or in other developed countries. Policing unauthorized use of proprietary technology is difficult and expensive. Any steps we have taken to prevent the misappropriation of our proprietary technology may be inadequate.

Despite our efforts to protect our intellectual property, we cannot assure you that other online game developers will not copy our ideas and designs, or that other third parties will not infringe our intellectual property rights. Litigation relating to intellectual property rights may result in substantial costs to us and diversion of resources and management attention away from our business, and may not be successful. In addition, as our ideas and designs are not protected by patents, other online game developers may independently develop ideas and designs that compete with us.

We rely on our nationwide distribution network for a significant portion of our net revenues. Failure to maintain good relationships with our distributors could materially disrupt our business and harm our net revenues. We may fail to maintain a stable and efficient physical distribution network for our prepaid game tokens.

Online payment systems in China are in a developmental stage and are not as widely available to, or accepted by, consumers in China as they are in the United States. We rely heavily on a physical distribution network composed of third-party distributors across China for sales of our prepaid game tokens to our game players. As a result, our revenues could be adversely affected by the underperformance of our distributors, such as the failure to meet minimum sales or penetration targets or the failure to establish an extensive retail network. We generally sign one-year agreements with our distributors. We cannot assure you that we will continue to maintain favorable relationships with them. In addition, our distributors may violate our distribution agreements. Such violations may include, among other things, their:

•	failure to maintain minimum price levels for our prepaid game tokens in accordance with our distribution agreements;
•	failure to properly promote our games in important outlets, or cooperate with our sales and marketing team’s efforts in their designated territories; and
•	selling our prepaid game tokens outside their designated territories.

If we decide to penalize, suspend or terminate our distributors for acting in violation of our distribution agreements, or if the distributors fail to address material violations committed by any of their retail outlets in a timely manner, our ability to effectively sell our prepaid game tokens in any given territory could be negatively impacted, which could materially and adversely affect our revenues.

We may be liable in China for legal or regulatory violations by any of our distributors. Our products also face counterfeit-related risk.

We may be unable to effectively manage our nationwide distribution network. We have distribution agreements with two distributors who then manage over 200 sub-distributors of our game tokens for QHG. We also have distribution agreements with three other distributors who directly distribute our game tokens for HDG and HCG. Any failure by our distributors, or, in turn, their sub-distributors, to operate in compliance with applicable law and as agreed to in the distributor agreements may result in liability to us, may harm our games’ reputation and may result in disputes with our players. For instance, failure by the distributors to observe our pricing policy may lead to increased competition between the distributors and therefore, interrupt the effective operation of our distribution network. To avoid the risks relating to the distributors, we have appointed distribution administrators to handle claims made against the distributors and to conduct investigations accordingly.

In addition, the popularity of our games may also cause the counterfeiting of prepaid game tokens to be sold in the market. Though we will take measures to limit such counterfeiting, including establishing a call center which will verify the identity of our authorized distributors, we cannot assure you that such measures will be effective and the availability of counterfeit prepaid game tokens in the market may harm our reputation and may result in disputes with the players.

Unexpected network interruptions, security breaches or computer virus attacks could have a material adverse effect on our business, financial condition and results of operations.

Any failure to maintain the satisfactory performance, reliability, security and availability of our network infrastructure may cause significant harm to our reputation and our ability to attract and maintain players. All of the game servers operating our games, and all of the servers handling log-in, billing and data back-up matters for us are hosted and maintained by third party service providers. Major risks involved in such network infrastructure include any break-downs or system failures resulting in a sustained shutdown of all or a material portion of our servers, including failures which may be attributable to sustained power shutdowns, or efforts to gain unauthorized access to our systems causing loss or corruption of data or malfunctions of software or hardware.

In the past, our server network has experienced unexpected outages for several hours and occasional slower performance in a number of locations in China as a result of failures by third party service providers. Our network systems are also vulnerable to damage from a variety of sources, many of which are not within our control, including, without limitation:

•	power loss and telecommunications failures;
•	software and hardware errors or crashes;
•	loss or interruption of Internet access;
•	computer viruses and similar disruptive problems; and
•	fire, flood and other natural disasters.

Any network interruption, virus or other inadequacy that causes interruptions in the availability of our online games or deterioration in the quality of access to our online games could damage our reputation in the marketplace, prevent or deter game players from purchasing our virtual items, reduce our players’ satisfaction and ultimately harm our business, financial condition and results of operations. In addition, any security breach caused by hackings, which involve efforts to gain unauthorized access to information or systems, or to cause intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment, and the inadvertent transmission of computer viruses could have a material adverse effect on our business, financial condition and results of operations. We do not maintain insurance policies covering losses relating to our network systems and we do not have business interruption insurance.

Undetected programming errors or defects in our games and the proliferation of cheating programs could materially and adversely affect our business, financial condition and results of operations.

Our online games may contain undetected programming errors or other defects. In addition, parties unrelated to us have in the past, and may again in the future, develop Internet cheating programs that enable our users to acquire superior features for their game characters for which they would otherwise be required to pay or otherwise earn through game play. Furthermore, certain cheating programs could cause the loss of a character’s superior features acquired by a player. The occurrence of undetected errors or defects in our games, and our failure to discover and disable cheating programs affecting the fairness of our game environment, could damage our and our games’ reputations and result in players being discouraged from playing our games and purchasing virtual products and services in our games. This could materially and adversely affect our business, financial condition and results of operations.

We do not have business insurance coverage.

The insurance industry in China is still at an early stage of development. Insurance companies in China offer limited business insurance products, or offer them at a high price. As a result, we do not have any business liability, loss of data or disruption insurance coverage for our operations in China. Any business disruption, litigation or natural disaster might result in our incurring substantial costs and the diversion of our resources.

We are dependent upon our existing management, our key development personnel and qualified technical personnel, and our business may be severely disrupted if we lose their services.

Our future success depends substantially on the continued services of our executive officers and our key development personnel. If one or more of our executive officers and key development personnel were unable or unwilling to continue in their present positions, we might not be able to replace them easily or at all. In addition, if any of our executive officers or key employees joins a competitor or forms a competing company, we may lose know-how, key professionals and staff members as well as suppliers. These executive officers and key employees could develop and operate games that could compete with and take game players away from our existing and future games. Each of our executive officers and key personnel has entered into an employment agreement with us, which contains non-competition provisions. However, if any dispute arises between our executive officers, key employees and us, these non-competition provisions may not be enforceable in China. If any of these were to happen, our competitive position and business prospects may be materially and adversely affected.

We are rapidly expanding our business and need to hire a significant number of new employees. If we are unable to attract a sufficient number of qualified new employees or retain our existing employees, our business prospects may be materially and adversely affected.

As we are in the early stages of our development and our business is growing rapidly, we plan to increase the number of employees by the end of 2010 as we grow our business and revenues to achieve our strategic objectives, including senior-level executives, experienced project managers and game development personnel. However, our industry in China is characterized by high demand and intense competition for talent, particularly for game developers and related technical personnel, and we may not be able to attract a sufficient number of qualified new employees or retain existing employees to meet the growth of our business, in which case our growth strategy and our business prospects could be materially and adversely affected.

Our business could suffer if we do not successfully manage our current and future growth.

We have experienced a period of rapid growth and expansion that has placed, and will continue to place, strain on our management personnel, systems and resources. To accommodate our growth pursuant to our strategies, we anticipate that we will need to implement a variety of new and upgraded operational and financial systems, including payment systems and related security systems, procedures and controls, and the improvement of our accounting and other internal management systems, all of which require substantial management efforts and financial resources. We will also need to continue to expand, train, manage and motivate our workforce, and manage our relationships with our distributors, third-party service providers and game player base. All of these endeavors will require substantial management effort and skills and the incurrence of additional expenditures. We cannot assure you that we will be able to efficiently or effectively implement our growth strategies and manage the growth of our operations, and any failure to do so may limit our future growth and hamper our business strategy.

There are uncertainties regarding the future growth of the online game industry in China.

The online game industry, from which we derive substantially all of our revenues, is a relatively new and evolving industry. The growth of the online game industry and the level of demand and market acceptance of our games are subject to a high degree of uncertainty. Our future operating results will depend on numerous factors affecting the online game industry, many of which are beyond our control, including:

•	the growth of personal computer, Internet and broadband users and penetration in China and other markets in which we offer our games, and the rate of any such growth;
•	whether the online game industry, particularly in China and the rest of the Asia-Pacific region, continues to grow and the rate of any such growth;
•	general economic conditions in China, particularly economic conditions adversely affecting discretionary consumer spending, such as the slowdown in China’s economic growth partly caused by the recent global crisis in the financial services and credit markets;
•	the availability and popularity of other forms of entertainment, particularly games of console systems, which are already popular in developed countries and may gain popularity in China; and
•	changes in consumer demographics and public tastes and preferences.

There is no assurance that online games will continue to be popular in China or elsewhere. A decline in the popularity of online games that we operate, will likely adversely affect our business and prospects.

The successful operation of our business and implementation of our growth strategies, including our ability to accommodate additional game players in the future, depend upon the performance and reliability of the Internet infrastructure and fixed telecommunications networks in China.

Although private Internet service providers currently exist in China, almost all access to the Internet is maintained through state-owned telecommunications operators under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology, or MIIT (formerly the Ministry of Information Industry). We rely on this infrastructure to provide data communications capacity primarily through local telecommunications lines. Although the government has announced plans to develop aggressively the national information infrastructure, we cannot assure you that this infrastructure will be developed as planned or at all. In addition, we will have no access to alternative networks and services, on a timely basis if at all, in the event of any infrastructure disruption or failure. The Internet infrastructure in China may not support the demands necessary for the continued growth in Internet usage.

The limited use of personal computers in China and the relatively high cost of Internet access in relation to per capita gross domestic product may limit the development of the Internet in China and impede our growth.

The penetration rate for personal computers in China is significantly lower than it is in the United States and other developed countries. Furthermore, the cost of Internet access is still relatively high as compared to other developed countries. The limited use of personal computers in China and the relatively high cost of Internet access may limit the growth of our business. See “Risk Factors — The successful operation of our business and implementation of our growth strategies, including our ability to accommodate additional game players in the future, depend upon the performance and reliability of the Internet infrastructure and fixed telecommunications networks in China.” In addition, there may be increases in Internet access fees or telecommunication fees in China. If that happens, the number of our game players may decrease and the growth of our game player base may be materially impacted.

Risks Relating to Our Structure and Regulations

If the PRC government determines that the variable interest entity, or VIE, structure for operating our business does not comply with PRC government restrictions on foreign investment in the online game industry, we could face severe penalties and could possibly be required to cease operations.

Various regulations in China currently restrict or prevent foreign-invested entities from engaging in telecommunication services, including operating online games. Because of these restrictions, our game operations in the PRC are conducted through our VIE, Sunity Beijing, a PRC company that is owned by our management and other Chinese individual shareholders, all of whom are PRC citizens. However, Sunity Beijing is effectively controlled by our subsidiary, Sunity WFOE, through a group of contractual arrangements. For details of these contractual arrangements, see “Our Corporate History and Structure.”

A circular issued by MIIT in July 2006, or the MIIT circular, reiterated the regulations on foreign investment in telecommunications businesses. Under this circular, a domestic company that holds a license for the provision of Internet information service, or an ICP license, or a license to conduct any value-added telecommunications business in China, is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors to conduct value-added telecommunications businesses illegally in China.

Furthermore, the relevant trademarks and domain names that are used in the value-added telecommunications business must be owned by the local ICP license holder. The circular further requires each ICP license holder to have the necessary facilities for its approved business operations and to maintain such facilities in the regions covered by its license. In addition, all value-added telecommunications service providers are required to maintain network and information security in accordance with the standards set forth under relevant PRC regulations. Due to a lack of interpretative materials from the regulators, it is uncertain whether MIIT would consider our corporate structures and contractual arrangements as a kind of foreign investment in telecommunication services. Therefore, it is unclear what impact this circular will have on us or the other Chinese Internet companies that have adopted the same or similar corporate structures and contractual arrangements as ours.

A Notice issued by the General Administration of Press and Publication, or GAPP, together with the National Copyright Administration and the Office of the National Working Group for Combating Pornography and Illegal Publications on September 28, 2009, i.e., the Notice regarding implementing the ``Three Classification” issued by the State Council, further strengthening the advance approval of online games, and the approval of management of imported games, or the GAPP Notice, stated that foreign investors are prohibited from investing and engaging in the operation of online games through any form of WFOE, sino-foreign joint-venture or cooperation. Under the GAPP Notice, foreign investors cannot actually control or participate in the operation of online games provided by domestic companies in any indirect form, such as by incorporating other joint-ventures, signing relevant agreements, or providing technical support. In the event of a violation of the GAPP notice, GAPP shall, in conjunction with the relevant authorities of the PRC, investigate and handle the same in accordance with the law. In serious cases, the relevant licenses and registrations shall be cancelled or revoked. However, it is not yet clear how this GAPP Notice will be interpreted, implemented and enforced.

Previously, while the Several Opinions concerning the Introduction of Foreign Capital into the Culture Industry (the “Opinions”) issued by the GAPP together with the Ministry of Culture, the State Administration of Radio, Film and Television, the National Development and Reform Commission and the Ministry of Commerce on July 6, 2005 state that foreign investors are prohibited from making investments to engage in the internet publication industry (which includes the online game businesses), foreign investors are not specifically defined in those Opinions. While the GAPP Notice further imposes more specific restrictions on foreign investors in terms of their engagement in the online game industry through indirect participation such as signing relevant agreements or providing technical support, such notice does not clearly define foreign investors either. Since a detailed interpretation of the GAPP Notice has not been issued, the definition of foreign investor as stated in the GAPP Notice remains unclear.

However, another foreign investment governing authority, the State Administration of Foreign Exchange, or SAFE, treats “Foreign Investors” as the investors who are ultimately controlled and operated by a foreign company (or companies) and/or a foreign citizen (or citizens) when incorporated. For an offshore corporation which is majority owned or controlled by Chinese domestic companies or Chinese citizens, SAFE adopts the concept of “Returning Investors” in contrast to the concept of “Foreign Investors.” “Foreign Investors” and “Returning Investors” take different approaches to apply for the Certificate of Foreign Exchange in the process of incorporation.

All of our shareholders, Sunity Cayman, Sunity HK and Sunity WFOE are collectively registered as a “Returning Investors” under Circular 75, which is the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Reverse Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, issued by SAFE on October 21, 2005. Accordingly, we are not recognized as “Foreign Investors” by SAFE. However, although our status as “Returning Investors” has been approved by SAFE that does not necessarily indicate that GAPP will adopt the same definition. Due to a lack of definition from the GAPP Notice, we find it unclear if our entities fall into the scope of “foreign investors” in the GAPP Notice.

In addition, the implementation and enforcement of the related restrictions imposed by the GAPP Notice also remain unclear. According to the GAPP Notice, in the event of a violation, GAPP shall, in conjunction with the relevant authorities of the PRC, conduct an investigation. However, as a detailed interpretation of the GAPP Notice has not been issued, it is not yet clear how the GAPP Notice will be implemented. Meanwhile, as of the date of this prospectus, we are not aware of any enforcement actions that have been taken with respect to the online games business operations conducted under the contractual arrangements structure similar to the one adopted by us pursuant to the GAPP Notice.

However, given that the relevant regulatory authorities have broad discretion in dealing with the interpretation, implementation and enforcement of the GAPP Notice, if regulatory authorities determine that the contractual arrangements currently used in our operations through Sunity WFOE is one of the means prohibited under the GAPP Notice, we and the other Chinese online gaming companies that have adopted the same or similar corporate structures and contractual arrangements may face severe penalties, including requiring us to restructure the relevant ownership structure, operations or contractual arrangements adopted by us, shutting down our servers or blocking our website, revoking the business and operating licenses of our operational entities in China etc. In addition, any such actions will materially and adversely affect our financial condition and results of operations.

Sunity WFOE’s contractual arrangements with Sunity Beijing and its shareholders may not be as effective in providing control over Sunity Beijing as direct ownership of Sunity Beijing and the shareholders of Sunity Beijing may have potential conflicts of interest with us.

Sunity Cayman has no ownership interest in Sunity Beijing and conducts substantially all of its operations and generates substantially all its revenues through contractual arrangements that its indirect subsidiary, Sunity WFOE, has entered into with Sunity Beijing and its shareholders, and such contractual arrangements are designed to provide Sunity Cayman with effective control over Sunity Beijing. See “Our Corporate History and Structure” for a description of these contractual arrangements. Sunity Cayman depends on Sunity Beijing to hold and maintain certain licenses necessary for its game business. Sunity Beijing also owns all of the necessary intellectual property, facilities and other assets relating to the operation of our games, and employs personnel for our game operations and distribution.

Although in the opinion of our PRC counsel, Shanghai Hui Kun Law Firm, each of these contractual arrangements is valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect, they may not be as effective in providing Sunity Cayman with control over Sunity Beijing as direct ownership. If Sunity Cayman had direct ownership of Sunity Beijing, it would be able to exercise its rights as a shareholder to effect changes in the board of directors of Sunity Beijing, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level. Due to the VIE structure, Sunity Cayman has to rely on contractual rights to effect control and management of Sunity Beijing, which exposes Sunity Cayman to the risk of potential breach of contract by the shareholders of Sunity Beijing. In addition, as Sunity Beijing is jointly owned by its shareholders, it may be difficult for Sunity Cayman to change Sunity Beijing’s corporate structure if such shareholders refuse to cooperate with it.

The shareholders, officers and/or directors of Sunity Beijing may breach, or cause Sunity Beijing to breach, the contracts for a number of reasons. For example, the interests of the shareholders of Sunity Beijing and the interests of Sunity Cayman may conflict and we may fail to resolve such conflicts; the shareholders may believe that breaching the contracts will lead to greater economic benefit for them; or the shareholders may otherwise act in bad faith. If any of the foregoing were to happen, we may have to rely on legal or arbitral proceedings to enforce our contractual rights, including specific performance or injunctive relief, and claiming damages. Such arbitral and legal proceedings may cost us substantial financial and other resources, and result in disruption of our business, and we cannot assure you that the outcome will be in our favor.

In addition, as all of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through either arbitration or litigation in the PRC, they would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could further limit our ability to enforce these contractual arrangements. Furthermore, these contracts may not be enforceable in China if PRC government authorities or courts take a view that such contracts contravene PRC laws and regulations or are otherwise not enforceable for public policy reasons. In the event we are unable to enforce these contractual arrangements, we may not be able to exert effective control over Sunity Beijing, and our ability to conduct our business may be materially and adversely affected.

Sunity WFOE and Sunity Beijing’s contractual arrangements may result in adverse PRC tax consequences to us.

Under the Tax Collection and Management Law and its implementation rules issued in 2001 and 2002, respectively, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. “Related parties” are defined as organizations or entities that (1) have a direct or indirect control relationship in terms of capital, operation or sales/purchase; (2) are directly or indirectly owned by a common third party; or (3) possess any other connected relationship based on equity. In the Tax Management Procedure on the Connected Transactions between Related Parties issued in 2004, it is further stated that the management fee payable between the related parties shall be determined on an arms-length basis. We could face material and adverse tax consequences if the PRC tax authorities determine that contractual arrangements between Sunity WFOE and Sunity Beijing were not made on an arm’s length basis and adjust our income and expenses for PRC tax purposes in the form of a transfer pricing adjustment. A transfer pricing adjustment could result in a reduction, for PRC tax purposes, of adjustments recorded by Sunity Beijing, which could adversely affect us by (i) increasing Sunity Beijing’s PRC tax liability without reducing Sunity WFOE’s PRC tax liability, which could further result in claims being made against us for underpaid PRC taxes; or (ii) limiting the ability of Sunity WFOE and Sunity Beijing to maintain preferential PRC tax treatments and other financial incentives.

All of Sunity Cayman’s revenues have been, and will continue to be, generated through Sunity Beijing, our VIE, and Sunity Cayman relies on payments made by Sunity Beijing to Sunity WFOE, our subsidiary, pursuant to contractual arrangements to transfer any such revenues to Sunity WFOE. Any restriction on such payments and any increase in the amount of PRC taxes applicable to such payments may materially and adversely affect our business and our ability to pay dividends to our shareholders.

We conduct substantially all of our operations through Sunity Beijing, our VIE, which generates all of our revenues. As Sunity Beijing is not directly owned by us, it is not able to make dividend payments to us. Instead, Sunity WFOE, our indirect subsidiary in China, entered into a number of contracts with Sunity Beijing, pursuant to which Sunity Beijing pays Sunity WFOE for certain services that Sunity WFOE provides to Sunity Beijing. However, depending on the nature of services provided, certain of these payments are subject to PRC taxes at different rates, including business taxes and VAT, which effectively reduce the payments that Sunity WFOE may receive from Sunity Beijing. We cannot assure you that the PRC government will not impose restrictions on such payments or change the tax rates applicable to such payments. Any such restrictions on such payments or increases in the applicable tax rates may materially and adversely affect our ability to receive payments from Sunity Beijing or the amount of such payments, and may in turn materially and adversely affect our business, our net income and our ability to pay dividends to our shareholders.

We do not hold Internet publishing licenses, which are required under PRC regulations, for the games we currently operate due to a lack of interpretative materials from the GAPP since our inception. If GAPP later challenges the commercial operation of our games, or if we fail to obtain or renew necessary licenses to commercially operate our games, we may be subject to various penalties, including restrictions on our operations and revocation of Sunity Beijing’s business and/or operating licenses.

Pursuant to PRC regulations issued by GAPP and MIIT relating to the regulation of online publication, an online game operator needs to obtain an Internet publishing license in order to directly make its online games publicly available in the PRC, as operating online games is deemed to be an online publishing activity. See “Regulation — Online Games and Cultural Products.”

We have already applied for such a license. Our application was filed with GAPP in early April, 2010. Due to a lack of interpretative materials from the GAPP, it is unclear how long it will take to obtain the Internet publishing license. The GAPP notice provides that if any entity or individual engages in online games operations without obtaining an Internet publishing license, the press and publication regulatory authorities shall have the right to request that the operator of such online games cease operation of such games and may notify the telecommunications regulatory authorities and the administrations for industry and commerce to revoke the relevant operations license and business license of the operator, however, the actual enforcement of such provisions is not clear in practice. We have made oral inquiries with the officials at GAPP and have been informed that GAPP is aware of and does not object to such practice, so long as the applications for the Internet publishing licenses for such online games have been filed with GAPP. We cannot assure you that we will be able to obtain the Internet publishing licenses for our games. If this practice is later challenged by GAPP, we may be subject to various penalties, including fines and the discontinuation or restriction on our operations and revocation of Sunity Beijing’s business and/or operating licenses.

In addition to the requirement to obtain an Internet publishing license, pursuant to the GAPP Notice issued on September 29, 2009, all online games need to be screened by GAPP through advanced approvals before they are operated online, and any updated online game versions or any change to the online games shall be subject to further advanced approvals before they can be operated online. See “Regulation — Online Games and Cultural Products.” Both QHG and HDG were released online before the GAPP notice was issued. It is unclear whether the GAPP notice will apply to these games. In addition, we are not qualified to apply for advanced approvals for these games as the precondition for such application is to obtain the Internet publishing license, which we do not currently possess.

On May 10, 2003, the Ministry of Culture (the “MOC”) issued the Provisional Regulations for the Administration of Online Culture, which took effect on July 1, 2003. According to such regulations, Sunity Beijing needs to obtain an Online Culture Operating Permit to operate its online games business. Although we were issued this permit in February 2010, after having applied for it in early 2008, during the period from May 2008 to February 2010, Sunity Beijing operated its online games business without holding an Online Culture Operating Permit. If our operation of online games without an Online Culture Operating Permit is later challenged by the MOC, we may be subject to monetary penalties capped at RMB5,000 ($700).

Regulation and censorship of information disseminated over the Internet in China may adversely affect our business, and we may be liable for information displayed on, retrieved from or linked to our websites.

The PRC government has adopted regulations governing Internet access and the distribution of news and other information over the Internet. Under these regulations, Internet content providers and Internet publishers are prohibited from posting or displaying over the Internet any content that, among other things, violates PRC laws and regulations, impairs the national dignity of China, or is obscene, superstitious, fraudulent or defamatory. When Internet content providers and Internet publishers, including online game operators, find that information falling within the above scope is transmitted on their websites or is stored in their electronic bulletin service systems, they are required to terminate the transmission of such information or delete such information immediately, keep records, and report to relevant authorities. Failure to comply with these requirements could result in the revocation of our ICP license and other required licenses and the closure of our websites. Website operators may also be held liable for prohibited information displayed on, retrieved from or linked to their websites.

In addition, the MIIT has published regulations that subject website operators to potential liability for the actions of game players and others using their websites, including liability for violations of PRC laws prohibiting the dissemination of content deemed to be socially destabilizing.

As these regulations are relatively new and subject to interpretation by the relevant authorities, it may not be possible for us to determine in all cases the type of content that could result in liability for us as an RPG developer and operator. In addition, we may not be able to control or restrict the content of other Internet content providers linked to or accessible through our websites, or content generated or placed on our websites by our game players, despite our attempt to monitor such content. To the extent that regulatory authorities find any portion of our content objectionable, they may require us to curtail our games, which may reduce our game player base, the amount of time our games are played or the purchases of virtual items.

There are currently no laws or regulations in the PRC governing property rights of virtual assets except for a Notice released by the Ministry of Commerce and the Ministry of Culture and therefore it is not clear what liabilities, if any, we may have relating to the loss of virtual assets by our game players.

In the course of playing our games, QHG, HDG and HCG, some virtual assets, such as game player experience, skills and weaponry, are acquired and accumulated. Such virtual assets can be highly valued by game players and in some cases are traded among game players for real money or assets. In practice, virtual assets can be lost for various reasons, such as data loss caused by delay of network service by a network crash, or by hacking activities. Except for “The Notice of Strengthening the Management of Online Game Virtual Currency” released by the Ministry of Culture and the Ministry of Commerce dated June 26, 2009 (“Notice 626”), there are currently no PRC laws and regulations governing property rights of virtual assets. Notice 626 clearly defines the scope of virtual currency and rules the transactions by the game operator. However, Notice 626 does not answer who is the legal owner of virtual assets and whether the ownership of virtual assets is protected by law. In addition, it is unclear under PRC law whether an operator of online games such as us would have any liability (whether in contract, tort or otherwise) for loss of such virtual assets by game players. Based on several judgments regarding the liabilities of online game operators for loss of virtual assets by game players, the courts have generally required the online game operators to provide well-developed security systems to protect such virtual assets owned by game players. In the event of a loss of virtual assets, we may be sued by game players and may be held liable for damages. For further information, see “ Regulation — Virtual Currency.”

Our operations may be adversely affected by implementation of new anti-fatigue related regulations.

The PRC government may decide to adopt more stringent policies to monitor the online game industry as a result of adverse public reaction to perceived addiction to online games, particularly by minors. Recently, eight PRC government authorities, including the GAPP, the Ministry of Education and MIIT issued a notice requiring all Chinese online game operators to adopt an “anti-fatigue system” in an effort to curb addiction to online games by minors. Under the anti-fatigue system, three hours or less of continuous play is defined to be “healthy,” three to five hours is defined to be “fatiguing,” and five hours or more is defined to be “unhealthy.” Game operators are required to reduce the value of game benefits for minor game players by half when those game players reach the “fatigue” level, and to zero when they reach the “unhealthy” level. In addition, online game players in China are now required to register their identity card numbers before they can play an online game. This system allows game operators to identify which game players are minors. These restrictions could limit our ability to increase our business among minors. Furthermore, if these restrictions were expanded to apply to adult game players in the future, our business could be materially and adversely affected.

Restrictions on virtual currency may adversely affect our game operations revenues.

Our game operations revenues are collected through the sale of our prepaid game tokens or online sale of game points. The Notice on the Reinforcement of the Administration of Internet Cafes and Online Games, or the Internet Cafes Notice, issued by the Ministry of Culture on February 15, 2007, directs the People’s Bank of China, or PBOC, to strengthen the administration of virtual currency in online games to avoid any adverse impact on the PRC economy and financial system. This notice provides that the total amount of virtual currency issued by online game operators and the amount purchased by individual game players should be strictly limited, with a strict and clear division between virtual transactions and real transactions carried out by way of electronic commerce. This notice also provides that virtual currency should only be used to purchase virtual items. These restrictions may result in lower sales of our prepaid game tokens or game points, and could have an adverse effect on our game operations revenues.

Our business may be adversely affected by public opinion and governmental policies in China.

Currently, most of our game players in China are young males, many of whom are students. Due to a relatively high degree of game player loyalty to online games, easy access to personal computers and Internet cafes, and the lack of other appealing forms of entertainment in China, many teenagers in China frequently play online games. This may result in these teenagers spending less time on or refraining from other activities, including education, vocational training, sports, and taking rest, which could result in adverse public reaction and stricter government regulation. For example, the PRC government has promulgated anti-fatigue-related regulations to limit the amount of time minors can play online games. See “Risk Factors — Our operations may be adversely affected by implementation of new anti-fatigue-related regulations.”

Adverse public opinion could discourage game players from playing our games, and could result in government regulations that impose additional limitations on the operations of online games as well as the game players’ access to online games, such as imposing stricter age and hour limits on Internet cafes, limiting the issuance of virtual currency by online game operators or the amount of virtual currency that can be purchased by an individual game player, or extending anti-fatigue-related regulations to adults. Such adverse public opinion and tightened government regulations could materially and adversely affect our business prospects and our ability to maintain or increase revenues.

In addition, the PRC State Administration of Taxation recently announced that it will tax game players on the income derived from the trading of virtual currencies at the rate of 20%. However, it is currently unclear how the tax will be collected. If the new tax policies on the tax on virtual currencies trading applies, we will be forced to increase the price of the virtual items to maintain the profit margin. Otherwise our profit margin will be negatively impacted by the implementation of the proposed new tax policies.

Risks Related to Doing Business in China

Contract drafting, interpretation and enforcement in China involves significant uncertainty.

We have entered into numerous contracts governed by PRC law, many of which are material to our business. As compared with contracts in the United States, contracts governed by PRC law tend to contain less detail and are not as comprehensive in defining contracting parties’ rights and obligations. As a result, contracts in China are more vulnerable to disputes and legal challenges. In addition, contract interpretation and enforcement in China is not as developed as in the United States, and the result of any contract dispute is subject to significant uncertainties. Therefore, we cannot assure you that we will not be subject to disputes under our material contracts, and if such disputes arise, we cannot assure you that we will prevail. Due to the materiality of certain contracts to our business, such as our distribution agreements with our main distributors regarding promoting our games and selling the game points of our games, any dispute involving such contracts, even without merit, may materially and adversely affect our reputation and our business operations, and may cause the price of our ordinary shares to decline.

Under the EIT Law, we and/or Sunity HK may be classified as a “resident enterprise” of the PRC. Such classification could result in tax consequences to us, our non-PRC resident enterprise shareholders and Sunity HK.

On March 16, 2007, the National People’s Congress approved and promulgated a new tax law, the PRC Enterprise Income Tax Law, or “EIT Law,” which took effect on January 1, 2008. Under the EIT Law, enterprises are classified as resident enterprises and non-resident enterprises. An enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. The implementing rules of the EIT Law define “de facto management bodies” as a managing body that in practice exercises “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise; however, it remains unclear whether the PRC tax authorities would deem our managing body as being located within China. Due to the short history of the EIT Law and lack of applicable legal precedents, the PRC tax authorities determine the PRC tax resident treatment of a foreign (non-PRC) company on a case-by-case basis.

If the PRC tax authorities determine that we are and/or Sunity HK is a “resident enterprise” for PRC enterprise income tax purposes, a number of PRC tax consequences could follow. First, we and/or Sunity HK may be subject to enterprise income tax at a rate of 25% on our and/or Sunity HK’s worldwide taxable income, as well as PRC enterprise income tax reporting obligations. Second, under the EIT Law and its implementing rules, dividends paid between “qualified resident enterprises” are exempt from the enterprise income tax. As a result, if we and Sunity HK are treated as PRC “qualified resident enterprises,” all dividends paid from Sunity WFOE to Sunity HK and from Sunity HK to us should be exempt from the PRC enterprise income tax.

If Sunity HK were treated as a PRC “non-resident enterprise” under the EIT Law, then dividends that Sunity HK receives from Sunity WFOE (assuming such dividends were considered sourced within the PRC) (i) may be subject to a 5% PRC withholding tax, provided that Sunity HK owns more than 25% of the registered capital of Sunity WFOE continuously within 12 months immediately prior to obtaining such dividend from Sunity WFOE, and the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the “PRC-Hong Kong Tax Treaty”) were otherwise applicable, or (ii) if such treaty does not apply (i.e., because the PRC tax authorities may deem Sunity HK to be a conduit not entitled to treaty benefits), may be subject to a 10% PRC withholding tax. Similarly, if we were treated as a “non-resident enterprise” under the EIT Law, and Sunity HK were treated as a “resident enterprise” under the EIT Law, then dividends that we receive from Sunity HK (assuming such dividends were considered sourced within the PRC) may be subject to a 10% PRC withholding tax. Any such taxes on dividends could materially reduce the amount of dividends, if any, we could pay to our shareholders.

Finally, if we are determined to be a “resident enterprise” under the EIT Law, this could result in a 10% PRC tax being imposed on dividends we pay to our investors that are not tax residents of the PRC (“non-resident investors”) and that are enterprises (but not individuals) and gains derived by them from transferring our ordinary shares, if such income or gain is considered PRC-sourced income by the relevant PRC tax authorities. In such event, we may be required to withhold the applicable PRC tax on any dividends paid to such non-resident investors. Such non-resident investors also may be responsible for paying the applicable PRC tax on any gain realized by them from the sale or transfer of our ordinary shares in certain circumstances. We would not, however, have an obligation to withhold PRC tax with respect to such gain under the PRC tax laws.

On December 10, 2009, the State Administration of Taxation (“SAT”) released Circular Guoshuihan No. 698 (“Circular 698”) that reinforces the taxation of certain equity transfers by non-resident investors through overseas holding vehicles. Circular 698 is retroactively effective from January 1, 2008. Circular 698 addresses indirect equity transfers as well as other issues. According to Circular 698, where a non-resident investor who indirectly holds an equity interest in a PRC resident enterprise through a non-PRC offshore holding company indirectly transfers an equity interest in a PRC resident enterprise by selling an equity interest in the offshore holding company, and the latter is located in a country or jurisdiction where the actual tax burden is less than 12.5% or where the offshore income of its residents is not taxable, the non-resident investor is required to provide the PRC tax authority in charge of that PRC resident enterprise with certain relevant information within 30 days of the execution of the equity transfer agreement. The tax authorities in charge will evaluate the offshore transaction for tax purposes. In the event that the tax authorities determine that such transfer is abusing forms of business organization and a reasonable commercial purpose for the offshore holding company other than the avoidance of PRC income tax liability is lacking, the PRC tax authorities will have the power to re-assess the nature of the equity transfer under the doctrine of substance over form. A reasonable commercial purpose may be established when the overall international (including U.S.) offshore structure is set up to comply with the requirements of supervising authorities of international (including U.S.) capital markets. If the SAT’s challenge of a transfer is successful, it may deny the existence of the offshore holding company that is used for tax planning purposes and subject the seller to PRC tax on the capital gain from such transfer. Since Circular 698 has a short history, there is uncertainty as to its application. We (or a non-resident investor) may become at risk of being taxed under Circular 698 and may be required to expend valuable resources to comply with Circular 698 or to establish that we (or such non-resident investor) should not be taxed under Circular 698, which could have a material adverse effect on our financial condition and results of operations (or such non-resident investor’s investment in us).

If any PRC tax applies to a non-resident investor, the non-resident investor may be entitled to a reduced rate of PRC tax under an applicable income tax treaty and/or a deduction for such PRC tax against such investor’s domestic taxable income or a foreign tax credit in respect of such PRC tax against such investor’s domestic income tax liability (subject to applicable conditions and limitations). Prospective investors should consult with their own tax advisors regarding the applicability of any such taxes, the effects of any applicable income tax treaties, and any available deductions or foreign tax credits. For further information, see the discussion in the section entitled “Taxation — PRC Taxation.”

The tax opinion provided to us by Shanghai Hui Kun Law Firm does not provide a “will” level of comfort on certain of the PRC tax issues discussed in the PRC tax disclosure and does not address all PRC tax issues, including those that are dependent on future facts or events.

Shanghai Hui Kun Law Firm, our PRC counsel in this offering, has provided an opinion to us (which is attached as Exhibit 8.2 to the registration statement of which this prospectus forms a part) that, subject to the assumptions, limitations and qualifications stated therein and herein, Shanghai Hui Kun Law Firm has confirmed and adopted as its opinion the statements of PRC tax law as set forth herein under the caption “Taxation — PRC Taxation” (the “PRC tax disclosure”). Due to the short history of the EIT Law and other applicable PRC tax laws and the lack of applicable implementing rules and legal procedures, it is not possible to predict unequivocally how certain tax consequences discussed in the PRC tax disclosure would be treated for PRC tax purposes, what contrary positions, if any, may be taken by PRC tax authorities and whether such positions would be materially different from those discussed in the PRC tax disclosure (although the PRC tax disclosure does describe certain possible alternative tax consequences). As a result, the word “should” rather than “will” is generally used throughout the tax disclosure in order to indicate a degree of uncertainty concerning these issues that is greater than would be indicated by a “will” level of opinion, but is less than would be indicated by a “more-likely-than-not” level of opinion. Moreover, certain tax issues that are discussed in the PRC tax disclosure are dependent on future facts or events, such as whether we will be classified as a “resident enterprise” for PRC income tax purposes, and therefore cannot be addressed by a tax opinion. Accordingly, each prospective investor is urged to consult its own tax advisors regarding the tax issues discussed in the PRC tax disclosure and how they may relate to the investor’s particular circumstances. See “Taxation — PRC Taxation” below for a further discussion of these issues.

Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could materially adversely affect our business.

Our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The PRC economy differs from the economies of most developed countries in many respects, including:

•	the amount of government involvement;
•	the level of development;
•	the growth rate;
•	the foreign exchange; and
•	the allocation of resources.

While the PRC economy has grown significantly since the late 1970s, the growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall PRC economy, but may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us.

The PRC economy has been transitioning from a planned economy to a more market-oriented economy. Although the PRC government has in recent years implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of the productive assets in China is still owned by the PRC government. The continued control of these assets and other aspects of the national economy by the PRC government could materially and adversely affect our business. The PRC government also exercises significant control over economic growth in China through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Efforts by the PRC government to slow the pace of growth of the PRC economy could reduce demand for our products.

Any adverse change in the economic conditions or government policies in China could have a material adverse effect on the overall economic growth in China, which in turn could lead to a reduction in demand for our products and consequently have a material adverse effect on our business and prospects.

To fund any cash requirements we may have, we may need to rely on dividends, loans or advances made by our PRC subsidiary, Sunity WFOE, which are subject to limitations and possible taxation under applicable PRC laws and regulations.

We may rely on dividends and other distributions on equity, or loans and advances made by our Chinese subsidiary, Sunity WFOE, to fund any cash requirements we may have, including the funds necessary to pay dividends and other cash distributions, if any, to our shareholders, and to service any debt we may incur. The distribution of dividends and the making of loans and advances by entities organized in China are subject to limitations. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. Sunity WFOE is also required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until the cumulative amount of such reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends, loans or advances. Sunity WFOE may also allocate a portion of its after-tax profits, as determined by its board of directors, to its staff welfare and bonus funds, which may not be distributed to us. In addition, if Sunity WFOE incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Furthermore, under regulations of the State Administration of Foreign Exchange, or the SAFE, the Renminbi is not convertible into foreign currencies for capital account items, such as loans, repatriation of investments and investments outside of China, unless the prior approval of the SAFE is obtained and prior registration with the SAFE is made.

Furthermore, we control our operating entity in China, Sunity Beijing, through contractual arrangements rather than equity ownership. Sunity WFOE entered into an Exclusive Collaboration Agreement and Business Operation Agreement with Sunity Beijing, pursuant to which Sunity Beijing will pay Sunity WFOE for the services and license Sunity WFOE provides to Sunity Beijing. See “Our History and Corporate Structure.” To the extent that there is any distributable profit in Sunity Beijing, it may be difficult for Sunity Beijing to distribute such profit to Sunity WFOE, which may further limit the amount that Sunity WFOE can distribute to us.

We may be required to obtain prior approval of the China Securities Regulatory Commission, or CSRC, of the listing and trading of our ordinary shares on the NASDAQ Capital Market.

On August 8, 2006, six PRC regulatory authorities, including the Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, the CSRC and the SAFE, jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the New M&A Rules, which became effective on September 8, 2006. This regulation, among other things, includes provisions that purport to require that an offshore special purpose vehicle formed for purposes of overseas listing of equity interests in PRC companies and controlled directly or indirectly by PRC companies or individuals obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. On September 21, 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. The CSRC approval procedures require the filing of a number of documents with the CSRC and it would take several months to complete the approval process. The application of this new PRC regulation remains unclear.

Our PRC legal counsel, Shanghai Hui Kun Law Firm, is of the opinion that prior CSRC approval for this offering is not required because (i) Sunity WFOE was incorporated by a foreign owned enterprise, and there was no acquisition of the equity or assets of a “PRC domestic company” as such term is defined under the New M&A Rules; and (ii) there is no provision in the New M&A Rules that clearly classifies the contractual arrangements between Sunity WFOE and Sunity Beijing as a kind of transaction falling under the New M&A Rules. As a result we did not seek prior CSRC approval for this offering. However, we cannot assure you that the relevant PRC government authorities, including the CSRC, will reach the same conclusion as our PRC legal counsel. If the CSRC or other relevant PRC government authorities subsequently determine that prior CSRC approval is required, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory authorities. These regulatory authorities may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from this offering into the PRC, or take other actions that could have a material adverse effect on our business, as well as the trading price of our ordinary shares. The CSRC or other PRC regulatory authorities may also take actions requiring Sunity Cayman, or making it advisable for it, to halt this offering before settlement and delivery of the ordinary shares offered by this prospectus. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in China based on United States or other foreign laws against us and our management.

Substantially all of our assets, and substantially all of our directors and officers, reside in China. As a result, it may not be possible to effect service of process within the United States or elsewhere outside China upon our officers and directors who do not reside in the United States, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws. Moreover, our PRC counsel has advised us that China does not have treaties with the United States or many other countries provide the reciprocal recognition and enforcement of judgments of courts. As a result, our public shareholders may have substantially difficulty protecting their interests through actions against our officers and directors that shareholders of a corporation with assets and management members located in the United States would not experience.

Uncertainties with respect to the PRC legal system could adversely affect us.

Our operations in China are governed by PRC laws and regulations. We are generally subject to laws and regulations in China, in particular, laws applicable to foreign-invested enterprises. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value.

However, China has not developed a fully integrated legal system and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. In addition, the PRC legal system is based in part on government policies and internal rules (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until some time after the violation. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

In particular, among other uncertainties regarding PRC laws and regulations that could affect us, the following uncertainties may have a significant adverse impact on our business and operations: (1) the uncertainties related to Contract Law of the PRC and relevant regulations may impede our ability to enforce contracts we have entered into with our business partners, customers and suppliers; (2) the uncertainties related to the Civil Procedure Law and relevant regulations may impede our ability to enforce our contracts and result in substantial costs and diversion of our resources and management attention; (3) the uncertainties related to Circular 75, Circular 142 released by the Administration of Foreign Exchange on August 29, 2008 and other foreign exchange regulations might limit our ability to transfer the net proceeds from this offering to Sunity Beijing, acquire any other PRC companies, establish other VIEs in the PRC, or make dividend payments from Sunity Beijing; (4) the uncertainties related to the New M&A Rules may require us to obtain prior approval of the China Securities Regulatory Commission, or CSRC, for the listing and trading of our ordinary shares on the NASDAQ Capital Market; (5) the uncertainties related to the new Enterprise Income Tax Law, or the EIT law, may result in tax consequence to us and our investors as we and/or Sunity HK may be classified as a “resident enterprise” of the PRC; (6) the uncertainty related to the Protection of Computer Software Regulations of the PRC and Anti-Unfair Competition Law of the PRC and relevant regulations may limit the legal protection to us in terms of intellectual property rights and confidentiality protections.

We also cannot predict the effect of future developments in the PRC legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us and our foreign investors, including you.

Fluctuation in the value of the Renminbi may have a material adverse effect on your investment.

The change in value of the Renminbi against the U.S. dollar, Euro and other currencies is affected by, among other things, changes in China’s political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 22.9% appreciation of the Renminbi against the U.S. dollar between July 21, 2005 and December 31, 2009. Provisions on Administration of Foreign Exchange, as amended in August 2008, further changed China’s exchange regime to a managed floating exchange rate regime based on market supply and demand. While the international reaction to the Renminbi revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar. As substantially all of our costs and expenses are denominated in Renminbi, the revision in exchange rate policy effected in July 2005 has increased, and potential future revisions could further increase, our costs and expenses in U.S. dollar terms. Our proceeds from overseas financing, such as this offering, will decrease in value if we choose not to or are unable to convert the proceeds of this offering into Renminbi and the Renminbi appreciates against the U.S. dollar, which may reduce the value of your investment.

Recent regulations relating to offshore investment activities by PRC residents may limit our ability to acquire PRC companies and could adversely affect our business.

Circular 75 states that if PRC residents use assets or equity interests in their PRC entities as capital contributions to establish offshore companies or inject assets or equity interests of their PRC entities into offshore companies to raise capital overseas, they must register with local SAFE branches with respect to their overseas investments in offshore companies. They must also file amendments to their registrations if their offshore companies experience material events involving capital variation, such as changes in share capital, share transfers, mergers and acquisitions, spin-off transactions, long-term equity or debt investments or uses of assets in China to guarantee offshore obligations. Under this regulation, their failure to comply with the registration procedures set forth in such regulation may result in restrictions being imposed on the foreign exchange activities of the relevant PRC entity, including the payment of dividends and other distributions to its offshore parent, as well as restrictions on the capital inflow from the offshore entity to the PRC entity.

We have requested that our shareholders who are PRC residents make the necessary applications, filings and amendments as required under Circular 75 and other related rules. We attempt to comply, and attempt to ensure that our shareholders who are subject to these rules comply, with the relevant requirements. However, we cannot provide any assurances that all of our shareholders who are PRC residents will comply with our request to make or obtain any applicable registrations or comply with other requirements required by Circular 75 or other related rules. Any future failure by any of our shareholders who is a PRC resident, or controlled by a PRC resident, to comply with relevant requirements under this regulation could subject us to fines or sanctions imposed by the PRC government, including restrictions on Sunity WFOE’s ability to pay dividends or make distributions to us and our ability to increase our investment in Sunity WFOE.

SAFE rules and regulations may limit our ability to transfer the net proceeds from this offering to Sunity Beijing, our VIE in the PRC, which may adversely affect the business expansion of Sunity Beijing, and we may not be able to convert the net proceeds from this offering into Renminbi to invest in or acquire any other PRC companies, or establish other VIEs in the PRC.

On August 29, 2008, SAFE promulgated Circular 142, a notice regulating the conversion by a foreign- invested company of foreign currency into Renminbi by restricting how the converted Renminbi may be used. The notice requires that the registered capital of a foreign-invested company settled in Renminbi converted from foreign currencies may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the registered capital of a foreign-invested company settled in Renminbi converted from foreign currencies. The use of such Renminbi capital may not be changed without SAFE’s approval, and may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been used. Violations of Circular 142 will result in severe penalties, such as heavy fines. As a result, Circular 142 may significantly limit our ability to transfer the net proceeds from this offering to Sunity Beijing through our subsidiary in the PRC, which may adversely affect the business expansion of Sunity Beijing, and we may not be able to convert the net proceeds from this offering into Renminbi to invest in or acquire any other PRC companies, or establish other VIEs in the PRC.

We may be subject to fines and legal sanctions if we or our employees who are PRC citizens fail to comply with recent PRC regulations relating to employee stock options granted by overseas listed companies to PRC citizens.

On December 25, 2006, the PBOC issued the Administration Measures on Individual Foreign Exchange Control, and its Implementation Rules were issued by SAFE on January 5, 2007, which both have taken effect on February 1, 2007. Under these regulations, all foreign exchange matters involved in an employee stock holding plan, stock option plan or similar plan in which PRC citizens participate requires approval from the SAFE or its authorized branch. On March 28, 2007, SAFE promulgated the Application Procedure of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plan or Stock Option Plan of Overseas-Listed Company, or the Stock Option Rule. Under the Stock Option Rule, PRC citizens who are granted stock options or restricted share units, or issued restricted shares by an overseas publicly listed company are required, through a PRC agent or PRC subsidiary of such overseas publicly-listed company, to complete certain other procedures and transactional foreign exchange matters upon the examination by, and approval of, SAFE. We and our employees who are PRC citizens who have been granted stock options or restricted share units, or issued restricted shares are subject to the Stock Option Rule. However, currently, SAFE does not accept applications made by non-listed companies. As a result, we have not made such application. Upon the consummation of our initial public offering, we, and our employees who are PRC citizens who have been granted stock options, restricted shares or restricted share units, will complete all procedures and transactional foreign exchange matters to obtain approval of SAFE with respect to such stock options.

If the relevant PRC regulatory authority determines that we or our PRC employees who hold such options, restricted share units or restricted shares fail to comply with these regulations after our listing, we and/or such employees may be subject to fines and legal sanctions.

Risks Related to Our Ordinary Shares

We are a Cayman Islands exempted company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than that under U.S. law, our shareholders may have less protection for their shareholder rights than they would under U.S. law.

Our corporate affairs are governed by our memorandum and articles of association, the Cayman Islands Companies Law and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws.

You may have difficulty enforcing judgments obtained against us since we are not a corporation organized under the laws of a state within the U.S. and because all our assets and executive officers are located outside the U.S.

We are a Cayman Islands company and all of our assets are located outside of the United States. Substantially all of our current operations are conducted in the PRC. In addition, all of our directors and executive officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce in Cayman Islands courts or PRC courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, all of whom are not residents in the United States and the substantial majority of whose assets are located outside of the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments.

Although there is no statutory enforcement in the Cayman Islands of judgments obtained in the U.S., the courts of the Cayman Islands will recognize a foreign judgment as the basis for a claim at common law in the Cayman Islands provided such judgment:

•	is given by a foreign court of competent jurisdiction;
•	imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given;
•	is final;
•	is not in respect of taxes, a fine or a penalty; and
•	was not obtained in a manner and is not of a kind the enforcement of which is contrary to the public policy of the Cayman Islands.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a U.S. company. See “Enforcement of Civil Liabilities.”

The market price for our ordinary shares may be subject to wide fluctuations and our securities may trade below the initial public offering price.

The initial public offering price of our ordinary shares will be determined by negotiations between us and representatives of the underwriters, based on numerous factors we discuss under “Underwriting.” This price may not be indicative of the market price of our ordinary shares after this offering. We cannot assure you that you will be able to resell your ordinary shares at or above the initial public offering price or our net asset value. The securities of a number of Chinese companies and companies with substantial operations in China have also experienced wide fluctuations subsequent to their initial public offerings, including trading at prices substantially below the initial public offering prices. Among the factors that could affect the price of our ordinary shares are risk factors described in this section and other factors, including:

•	announcements of competitive developments, including new games by our competitors;
•	regulatory developments in our target markets affecting us, our customers or our competitors;
•	actual or anticipated fluctuations in our quarterly operating results;
•	failure of our quarterly financial and operating results to meet market expectations or failure to meet our previously announced guidance;
•	changes in financial estimates by securities research analysts;
•	changes in the economic performance or market valuations of other Internet or online game companies;
•	additions or departures of our executive officers and other key personnel;

•	announcements regarding intellectual property litigation (or potential litigation) involving us or any of our directors and officers;
•	fluctuations in the exchange rates between the U.S. dollar and the Renminbi;
•	release or expiration of the underwriters’ post-offering lock-up or other transfer restrictions on our outstanding ordinary shares; and
•	sales or perceived sales of additional shares.

In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular industries or companies. For example, the capital and credit markets have been experiencing volatility and disruption for more than 12 months. Starting in September 2008, the volatility and disruption in the securities markets reached extreme levels, developing into a global crisis. As a result, stock prices of a broad range of companies worldwide, whether or not they are related to financial services, have declined significantly. These market fluctuations may also have a material adverse effect on the market price of our ordinary shares.

We have considerable discretion in the use of proceeds from this offering and we may use these proceeds in ways with which you may not agree.

We intend to use the net proceeds from this offering for general corporate purposes, including capital expenditures and funding possible future acquisitions. We have not allocated the net proceeds of this offering to any particular project or acquisition. Rather, our board of directors and our management will have considerable discretion in the application of the net proceeds received by us. You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately. You must rely on the judgment of our board of directors and our management regarding the application of the net proceeds of this offering. The net proceeds may be used for corporate purposes that do not improve our efforts to maintain profitability or increase our ordinary shares price. The net proceeds from this offering may be placed in investments that do not produce income or that lose value.

There has been no public market for our ordinary shares prior to this offering, and you may not be able to resell our ordinary shares at or above the price you paid, or at all.

Prior to this initial public offering, there has been no public market for our ordinary shares. With the exception of the listing of our ordinary shares on the NASDAQ Capital Market, our ordinary shares will not be listed or quoted for trading on any exchange. If an active trading market for our ordinary shares does not develop after this offering, the market price and liquidity of our shares will be materially and adversely affected.

The initial public offering price for our ordinary shares will be determined by negotiations between us and representatives of the underwriters and may bear no relationship to the market price for our ordinary shares after the initial public offering. We cannot assure you that an active trading market for our shares will develop or that the market price of our ordinary shares will not decline below the initial public offering price.

You will experience immediate and substantial dilution in the net tangible book value of ordinary shares purchased.

The initial public offering price per share will be substantially higher than the net tangible book value per share prior to this offering. Consequently, when you purchase ordinary shares in this offering at the initial public offering price of $       per share, you will incur immediate dilution of $       per share. See “Dilution.” In addition, you may experience further dilution to the extent that additional ordinary shares are issued upon settlement of restricted share units or exercise of outstanding options that we may grant from time to time.

We may need additional capital and may sell additional ordinary shares or other equity securities or incur indebtedness, which could result in additional dilution to our shareholders or create debt service obligations for us.

We may require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our cash resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities or equity-linked debt securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Substantial future sales of our ordinary shares in the public market, or the perception that these sales could occur, could cause the price of our ordinary shares to decline.

Additional sales of our ordinary shares in the public market after this offering, or the perception that these sales could occur, could cause the market price of our ordinary shares to decline. Upon completion of this offering, we will have        ordinary shares outstanding. All ordinary shares sold in this offering, other than ordinary shares held by persons deemed to be our “affiliates,” will be freely transferable without restriction under the Securities Act. The remaining ordinary shares outstanding after this offering will be available for sale upon the expiration of the 180-day lock-up period beginning from the date of this prospectus, subject to volume and other restrictions as applicable under Rule 144 under the Securities Act. Any or all of these ordinary shares may be released prior to expiration of the lock-up period at the discretion of the lead underwriters for this offering. In addition, we may grant or sell additional options, restricted ordinary shares or other ordinary share-based awards in the future to our management, employees and other persons, the settlement and sale of which may further dilute our shares and drive down the price of our ordinary shares.

One of our directors and officers controls a significant amount of our ordinary shares and his interests may not align with the interests of our other shareholders.

Mr. Fan Zhang, our chairman and chief executive officer, currently owns approximately 46.28% of our issued and outstanding ordinary shares prior to the consummation of this offering. This significant concentration of share ownership may adversely affect the trading price of our ordinary shares because investors often perceive a disadvantage in owning shares in a company with one or several controlling shareholders. In addition, Mr. Wengtao Shi, our second largest shareholder who currently owns approximately 14.52% of our issued and outstanding ordinary shares prior to the consummation of this offering, is married to Mr. Zhang’s sister. Collectively, Mr. Zhang and Mr. Shi collectively own approximately 60.8% of our issued and outstanding ordinary shares prior to the consummation of this offering, and upon completion of this offering will own ___% of our issued and outstanding ordinary shares. In addition, Mr. Zhang and Mr. Shi, together with 12 other PRC citizens are currently the same shareholders of Sunity Beijing and Sunity Cayman. Prior to the consummation of this offering they own 100% of the shares of Sunity Cayman collectively, and upon completion of this offering will own ___% of our issued and outstanding ordinary shares. There is no agreement, arrangement or other understanding, written or oral, between Mr. Zhang, Mr. Shi or any of the other PRC shareholders with respect to the manner in which they will vote their shares. Furthermore, as a group, they have the ability to significantly influence or control the outcome of all matters requiring shareholder approval, including electing directors and approving mergers or other business combination transactions. This concentration of ownership and voting power may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company that might reduce the price of our ordinary shares. These actions may be taken even if they are opposed by our other shareholders, including those who purchase shares in this offering.

If we fail to maintain an effective system of internal controls, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our ordinary shares may be adversely affected.

Our reporting obligations as a public company will place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We are a relatively young company with limited accounting personnel and other resources with which to address our internal controls and procedures. In addition, we must implement financial and disclosure control procedures and corporate governance practices that enable us to comply, on a stand alone basis, with the Sarbanes-Oxley Act of 2002 and related Securities and Exchange Commission, or the SEC, rules. For example, we will need to further develop accounting and financial capabilities, including the establishment of an internal audit function and development of documentation related to internal control policies and procedures. Failure to quickly establish the necessary controls and procedures would make it difficult to comply with SEC rules and regulations with respect to internal control and financial reporting. We will need to take further actions to continue to improve our internal controls. If we are unable to implement solutions to any weaknesses in our existing internal controls and procedures, or if we fail to maintain an effective system of internal controls in the future, we may be unable to accurately report our financial results or prevent fraud and investor confidence and the market price of our ordinary shares may be adversely impacted.

In the past, we have advanced funds to certain of our officers and shareholders and we have also transferred corporate funds into the personal bank account of an employee of the Company for payment of business expenses. For additional information regarding these transactions, see “Related Party Transactions.” We are in the process of instituting changes to our internal controls and management systems to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002. Section 404 requires us to perform an evaluation of our internal controls over financial reporting and file annual management assessments of their effectiveness with the SEC. The management assessment to be filed is required to include a certification of our internal controls by our chief executive officer and chief financial officer. In addition to satisfying requirements of Section 404, we may also make improvements to our management information system to computerize certain manual controls, establish a comprehensive procedures manual for U.S. GAAP financial reporting, and increase the headcount in the accounting and internal audit functions with professional qualifications and experience in accounting, financial reporting and auditing under U.S. GAAP.

Our auditors will be required to attest to our evaluation of internal controls over financial reporting. Unless we successfully design and implement changes to our internal controls and management systems, or if we fail to maintain the adequacy of these controls as such standards are modified or amended from time to time, we may not be able to comply with Section 404 of the Sarbanes-Oxley Act of 2002. As a result, our auditors may be unable to attest to the effectiveness of our internal controls over financial reporting. This could subject us to regulatory scrutiny and result in a loss of public confidence in our management, which could, among other things, adversely affect the price of our ordinary shares and our ability to raise additional capital.

We may qualify as a passive foreign investment company, or “PFIC,” which could result in adverse U.S. federal income tax consequences to U.S. investors.

In general, we will be treated as a PFIC for any taxable year in which either (1) at least 75% of our gross income (looking through certain 25% or more-owned corporate subsidiaries) is passive income or (2) at least 50% of the average value of our assets (looking through certain 25% or more-owned corporate subsidiaries) is attributable to assets that produce, or are held for the production of, passive income. Passive income generally includes, without limitation, dividends, interest, rents, royalties, and gains from the disposition of passive assets. If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined in the section of this prospectus captioned “Taxation — United States Federal Income Taxation — General”) of our ordinary shares, the U.S. Holder may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements. Our actual PFIC status for our current taxable year or any subsequent taxable year will not be determinable until after the end of such taxable year. Accordingly, there can be no assurance with respect to our status as a PFIC for our current taxable year or any subsequent taxable year. We urge U.S. investors to consult their own tax advisors regarding the possible application of the PFIC rules. For a more detailed explanation of the tax consequences of PFIC classification to U.S. Holders, see the section of this prospectus captioned “Taxation — United States Federal Income Taxation — Tax Consequences to U.S. Holders — Passive Foreign Investment Company Rules.”

The tax opinion provided to us by Loeb & Loeb LLP does not provide a “will” level of comfort on certain of the U.S. tax issues discussed in the U.S. tax disclosure and does not address all U.S. tax issues, including those that are dependent on future facts or events.

Loeb & Loeb LLP, as U.S. counsel for us in connection with this offering, has provided an opinion to us (which is attached as Exhibit 8.1 to the registration statement of which this prospectus forms a part) that, subject to the assumptions, limitations and qualifications stated therein and herein, Loeb & Loeb LLP has confirmed and adopted as its opinion the statements of U.S. federal income tax law as set forth herein under the caption “Taxation — United States Federal Income Taxation” (the “U.S. tax disclosure”). Because of the absence of guidance directly on point as to how certain tax consequences discussed in the U.S. tax disclosure would be treated for U.S. federal income tax purposes, it is not possible to predict what contrary positions, if any, may be taken by the Internal Revenue Service (“IRS”) or a court considering these tax issues and whether such positions would be materially different from those discussed in the U.S. tax disclosure (although the tax disclosure does describe certain possible alternative tax consequences). As a result, the word “should” rather than “will” is used in certain portions of the U.S. tax disclosure in order to indicate a degree of uncertainty concerning these issues that is greater than would be indicated by a “will” level of opinion, but is less than would be indicated by a “more-likely-than-not” level of opinion. Moreover, certain tax issues that are discussed in the tax disclosure are dependent on future facts or events, such as whether we will be classified as a PFIC for U.S. federal income tax purposes, and therefore cannot be addressed by a tax opinion. Accordingly, each prospective investor is urged to consult its own tax advisors regarding the tax issues discussed in the U.S. tax disclosure and how they may relate to the investor’s particular circumstances. See “Taxation — United States Federal Income Taxation,” below for a further discussion of these issues.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. All statements other than statements of historical fact in this prospectus are forward-looking statements. These forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “estimate,” “plan,” “believe,” “is/are likely to” or other similar expressions. These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, we cannot assure you that our expectations will turn out to be correct. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in the sections entitled “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” sections and elsewhere in this prospectus.

This prospectus also contains data related to the online game industry. These market data include projections that are based on a number of assumptions. The failure of this market to grow at the projected rate may have a material adverse effect on our business and the market price of our ordinary shares. Furthermore, if any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections, which are based on these assumptions. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $       million, or approximately $       million if the underwriters exercise their option to purchase additional ordinary shares to cover over-allotments in full, after deducting underwriting discounts and the estimated offering expenses payable by us and based upon an assumed initial offering price of $       per ordinary share. A $1.00 increase (decrease) in the assumed public offering price of $       per ordinary share would increase (decrease) the net proceeds of this offering by $       million, assuming the sale of       ordinary shares at $       per share and after deducting underwriting discounts and commissions and the estimated offering expenses payable by us.

We expect to use the net proceeds we receive from this offering for the following purposes:

•	to expand our research and development efforts;
•	to increase our sales and marketing activities;
•	to expand and diversify our game portfolio by strategic acquisitions; and
•	for working capital and other general corporate purposes.

We have not yet determined the final use of the net proceeds of this offering. The amount and timing of what we actually spend for these purposes may vary significantly and will depend on a number of factors, including our future revenues and cash generated by operations, our expenditures, potential changes in strategy and the other factors we describe in “Risk Factors.” We may find it necessary or advisable to use portions of the proceeds from this offering for other purposes. Circumstances that may give rise to a change in the use of proceeds include:

•	the existence of presently unknown strategic opportunities or the need to take advantage of changes in timing of our existing research, development and/or commercial activities; and/or
•	the need or desire on our part to accelerate, increase or eliminate existing initiatives due to, among other things, changing market conditions and competitive developments.

From time to time, we evaluate these and other factors, and we anticipate continuing to make such evaluations to determine if our existing allocation of resources, including the proceeds of this offering, is being optimized. Therefore, we will have broad discretion in the way we use the net proceeds from this offering. Pending their ultimate use, we intend to invest the net proceeds from this offering primarily in investment grade, interest-bearing instruments.

DIVIDEND POLICY

We do not intend to pay any dividends in the future and expect to retain all available funds to support our operations and to finance the growth and development of our business. We are not subject to any contractual restrictions on paying dividends. The amount and payment of dividends will be determined by a simple majority vote at a general shareholders’ meeting, typically, but not necessarily, based on the recommendation of our Board of Directors. Any future dividend declaration will be subject to various factors, including:

•	the level of our cash and retained earnings;
•	our expected financial performance;
•	our projected levels of capital expenditure and other investment plans;
•	the adequacy of our working capital; and
•	the dividend yield of similarly listed companies with similar growth prospects as well as comparable manufacturers of online gaming products.

Pursuant to Sunity Cayman’s memorandum and articles of association, the Board of Directors has the power to distribute dividends and interim dividends. No dividend payments shall be made other than out of our profits or the monies otherwise available for dividend distribution under Cayman Islands law.

Sunity Cayman is a holding company and its cash flow depends on the issuance of dividends to it from its indirect wholly owned subsidiary, Sunity WFOE in China. The ability of Sunity WFOE to pay dividends to Sunity Cayman is subject to various restrictions, including legal restrictions in China that permit payment of dividends only out of net income determined in accordance with PRC accounting standards and regulations. Under the PRC laws, Sunity WFOE must allocate at least 10% of its after-tax profit to its statutory general reserve fund until the balance of the statutory general reserve fund has reached 50% of its registered capital. Sunity WFOE may also allocate a portion of its after-tax profits, as determined by its board of directors, to its staff welfare and bonus funds which may not be distributed to us.

Any dividends paid by Sunity WFOE to its immediate holding company, Sunity HK or from Sunity HK to Sunity Cayman, may be subject to PRC withholding tax under the PRC Enterprise Income Tax Law, or EIT Law, and its implementation rules, both of which became effective on January 1, 2008. In addition, Sunity Cayman may be subject to PRC taxes on dividends received from Sunity HK. Any such taxes could materially reduce the amount of dividends, if any, Sunity Cayman could pay to its shareholders. Any dividends Sunity Cayman pays also may be subject to PRC withholding taxes. There are significant uncertainties under the new corporate income tax law of the PRC, or the EIT Law, which became effective on January 1, 2008, regarding our PRC enterprise income tax liabilities, including PRC taxes on dividends paid to us by our PRC subsidiary. The EIT Law also contains uncertainties regarding possible PRC withholding tax on dividends we pay to our overseas shareholders and gains realized from the transfer of our shares by our overseas shareholders.” For a further discussion of these issues, see the sections entitled “Taxation — PRC Taxation” and “Risk Factors — Risks Relating to Doing Business in China.”

CAPITALIZATION

The following table sets forth our capitalization, as of September 30, 2010:

•	on an actual basis;
•	on a pro forma, as adjusted basis to give effect to the issuance and sale of ordinary shares offered in this offering at an assumed public offering price of US$ per share, after deducting underwriting discounts, commissions and estimated offering expenses of RMB ($ ).

You should read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus. The information presented below is unaudited.

	As of September 30, 2010
	Actual(1)	Actual(2)	Pro Forma As Adjusted(3)
	(unaudited)	(unaudited)	(unaudited)
Sunity Cayman’s Shareholders’ Equity			$
Ordinary shares, par value $0.001, 50,000,000 shares authorized; 11,020,000 shares issued and outstanding	$11,020	—
Ordinary shares, par value $0.00249, 20,080,321 shares authorized; 4,425,703 shares issued and outstanding	—	$11,020	$
Additional paid-in-capital	$4,318,091	$4,318,091	$
Statutory Reserves	$1,320,739	$1,320,739	$
Retained Earnings	$6,778,172	$6,778,172	$
Accumulated Other Comprehensive Income	$1,252,106	$1,252,106	$
Total Shareholders’ Equity	$13,669,108	$13,669,108	$
Total Liabilities and Shareholders’ Equity(4)	$14,699,787	$14,699,787	$
Total Capitalization(4)	$13,669,108	$13,669,108	$

(1)	Based on 11,020,000 of our ordinary shares outstanding as of September 30, 2010.
(2)	Based on 4,425,703 of our ordinary shares outstanding as of September 30, 2010 (as adjusted to reflect a 2.49-for-1 reverse share split that was effected on October 2, 2010).
(3)	The as adjusted information discussed above is illustrative only. Our additional paid-in capital, total shareholders’ equity and total capitalization following the completion of this offering are subject to adjustment based on the actual public offering price and other terms of this offering determined at pricing.
(4)	Assuming the number of ordinary shares offered by us as set forth on the cover page of this prospectus remains the same, and after deduction of underwriting discounts and commissions and the estimated offering expenses payable by us, a US$1.00 increase (decrease) in the assumed public offering price of US$ per share would increase (decrease) each of total shareholders’ equity and total capitalization by US$ million.

DILUTION

If you invest in our ordinary shares, your interest will be diluted to the extent of the difference between the public offering price per share and our net tangible book value per share after this offering. Dilution results from the fact that the public offering price per share is substantially in excess of the book value per share attributable to the existing shareholders for our presently outstanding ordinary shares. All information in this Dilution section reflects a 2.49-for-1 reverse share split that was effected on October 2, 2010.

Our net tangible book value as of September 30, 2010 was approximately RMB7.39 million (US$9.8 million), or RMB1.67 (2.20) per ordinary share outstanding at that date. Net tangible book value is determined by subtracting the value of our intangible assets and total liabilities from our total assets. Dilution is determined by subtracting net tangible book value per ordinary share from the assumed public offering price per share of US$       per share.

Without taking into account any other changes in such net tangible book value after September 30, 2010, other than to give effect to our sale of the ordinary shares offered in this offering at the assumed public offering price of US$       per ordinary share, with estimated net proceeds of US$       million after deducting underwriting discounts and commissions and estimated offering expenses, our pro forma net tangible book value at RMB       million (US$       million) would have been RMB     million (US$     million), RMB     (US$      ) per outstanding ordinary share. This represents an immediate increase in pro forma net tangible book value of RMB     (US$      ) per share to existing shareholders and an immediate dilution in pro forma net tangible book value of     % per share or RMB     (US$      ) per share to new investors in this offering.

The following table illustrates this per share dilution:

	RMB	US$
Assumed public offering price per ordinary share	$	$
Net tangible book value per ordinary share at RMB (US$ )	$	$
Increase in net tangible book value per ordinary share attributable to this offering	$	$
Net tangible book value per ordinary share as of September 30, 2010 after giving effect to the offering	$	$
Dilution in net tangible book value per ordinary share to new investors in the offering	$	$

The following table summarizes on a pro forma basis the differences as of September 30, 2010 between the shareholders at our most recent fiscal year end and the new investors with respect to the number of ordinary shares purchased from us, the total consideration paid and the average price per ordinary share paid. The total ordinary shares do not include shares issuable if the underwriters exercise their option to purchase additional ordinary shares to cover over-allotments.

	Shares Held		Total Investment
	Number	Percentage of the Company	Percentage of Voting Rights	Amount	Percentage of Investment	Average Cost Per Share
Existing Shareholders		%	%		%
New Investors		%	%		%
Total		%	%		%

The foregoing tables assume no exercise of the underwriters’ purchase option.

A US$1.00 increase (decrease) in the assumed public offering price of US$     per share would increase (decrease) our adjusted net tangible book value after giving effect to the offering by RMB     million (US$     million), the adjusted net tangible book value per share after giving effect to this offering by RMB     (US$    ) per share and the dilution in adjusted net tangible book value per share, assuming no change to the number of shares offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

EXCHANGE RATE INFORMATION

We conduct our business in China and substantially all of our revenues are denominated in Renminbi. However, periodic reports made to shareholders will be expressed in U.S. dollars using the then current exchange rates. This prospectus contains conversions of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all conversions from Renminbi to U.S. dollars were made at the noon buying rate in The City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York, as of December 31, 2009, which was RMB6.8259 to US$1.00. No representation is made that the Renminbi amounts referred to in this prospectus could have been or could be converted into U.S. dollars at any particular rate or at all. On November 5, 2010, the noon buying rate was RMB6.6622 to US$1.00.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated.

	Renminbi per U.S. Dollar Noon Buying Rate
	Average(1)	High	Low	Period-End
Year ended March 31, 2008	7.4197	7.7345	7.0105	7.0120
Year ended March 31, 2009	6.8532	6.9870	6.7899	6.8329
Year ended March 31, 2010	6.8286	6.8371	6.8176	6.8258
Six months ended September 30, 2010	6.7846	6.8305	6.6905	6.6905
2009
January	6.8360	6.8403	6.8225	6.8392
February	6.8362	6.8470	6.8241	6.8395
March	6.8360	6.8438	6.8240	6.8329
April	6.8304	6.8361	6.8180	6.8180
May	6.8235	6.8326	6.8176	6.8278
June	6.8334	6.8371	6.8264	6.8245
July	6.8317	6.8342	6.8300	6.8319
August	6.8324	6.8358	6.8300	6.8300
September	6.8291	6.8303	6.8247	6.8262
October	6.8269	6.8287	6.8248	6.8264
November	6.8271	6.8300	6.8255	6.8265
December	6.8275	6.8299	6.8244	6.8259
2010
May	6.8275	6.8310	6.8245	6.8305
June	6.8184	6.8323	6.7815	6.7815
July	6.7762	6.7807	6.7709	6.7735
August	6.7873	6.8069	6.7670	6.8069
September	6.7396	6.8102	6.6869	6.6905
October	6.6675	6.6912	6.6397	6.6705
November (through November 5)	6.6766	6.6906	6.6622	6.6622

Source Federal Reserve Bank of New York

(1)	Annual averages are calculated from month-end rates. Monthly and interim period averages are calculated using the average of the daily rates during the relevant period.

ENFORCEMENT OF CIVIL LIABILITIES

We are a Cayman Islands exempted company. Substantially all of our current operations are conducted in China and substantially all of our assets are located China. Furthermore, all or most of our directors and officers and some experts named in this prospectus reside outside the United States and a substantial portion of their assets are located outside the United States. As a result, investors may not be able to effect service of process within the United States upon us or our directors or officers or some experts or to enforce against us or them in United States courts judgments predicated upon the civil liability provisions of U.S. federal securities laws.

There is doubt as to the enforceability of original actions in the Cayman Islands or the People’s Republic of China courts of civil liabilities predicated solely upon U.S. federal securities laws. The enforceability of judgments entered by U.S. courts predicated upon the civil liability provisions of U.S. federal securities laws in the Cayman Islands or the PRC’s courts of civil liabilities will be subject to compliance with procedural requirements under Cayman Islands or Chinese law, including the condition that the judgment does not violate Cayman Islands and Chinese public policy.

Although there is no statutory enforcement in the Cayman Islands of judgments obtained in the U.S., the courts of the Cayman Islands will recognize a foreign judgment as the basis for a claim at common law in the Cayman Islands provided such judgment:

•	is given by a foreign court of competent jurisdiction;
•	imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given;
•	is final;
•	is not in respect of taxes, a fine or a penalty; and
•	was not obtained in a manner and is not of a kind the enforcement of which is contrary to the public policy of the Cayman Islands.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a U.S. company.

For additional information with regard to enforcement of civil liabilities, see “Risk Factors — You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in China based on United States or other foreign laws against us and our management.” and “Risk Factors — Uncertainties with respect to the PRC legal system could adversely affect us.”

We have appointed National Corporate Research, Ltd., located at 10 East 40 Street, New York, N.Y. 10016 as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any state in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

SELECTED FINANCIAL AND OPERATING DATA

The following selected financial and operating data of our predecessor company, Sunity Beijing, as of and for the years ended March 31, 2010, 2009 and 2008 presented below have been derived from Sunity Beijing’s audited financial statements that are included elsewhere in this prospectus. The summary financial and operating data as of and for the six months ended September 30, 2010 and 2009 have been derived from Sunity Beijing’s unaudited financial statements that are included elsewhere in this prospectus. Selected balance sheet data for our company as of March 31, 2008 and September 30, 2009 has been omitted from the financial statements that are included elsewhere in this prospectus in accordance with Instruction 3 to Item 8.A.2 to Form 20-F. This data should be read in conjunction with those financial statements and the accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. The financial statements are prepared and presented in accordance with U.S. GAAP. In accordance with Item 3.A.1 of Form 20-F, we are omitting our selected consolidated financial data for fiscal years 2006 and 2007 because we do not currently have audited financial statements for those years and such information cannot be provided in accordance with U.S. GAAP without unreasonable effort or expense. Our results of operations in any period may not necessarily be indicative of the results that may be expected for any future period. See “Risk Factors” included elsewhere in this prospectus.

	Years Ended March 31,			Six Months Ended September 30,
	2010	2009	2008	2010	2009
				(unaudited)
Income Statement Data:
Revenues	$9,542,832	$8,254,382	$5,311,153	$6,524,208	$4,783,253
Cost of revenue	2,420,491	2,440,153	1,811,487	1,548,713	1,360,046
Gross profit	7,122,341	5,814,229	3,499,666	4,975,495	3,423,206
Operating expenses	2,920,045	2,945,785	1,629,989	1,834,207	1,535,505
Other income (expenses)	3,409	541	177	1,675	230
Income before income tax	4,205,706	2,868,985	1,869,854	3,142,963	1,887,931
Income tax	319,621	—	—	407,572	56,322
Net Income	3,886,085	2,868,985	1,869,854	2,735,391	1,831,609
Effects of foreign currency conversion	8,936	166,686	564,715	315,030	821,020
Comprehensive income	$3,895,020	$3,035,671	$2,434,569	$3,050,421	$2,652,629

	Years Ended March 31,			As of September 30,
	2010	2009	2008	2010	2009
				(unaudited)
Balance Sheet Data:
Working capital	$3,366,866	$(117,470)	$(693,854)	$6,670,518	$4,574,228
Total assets	11,535,739	8,486,982	8,623,946	14,699,787	10,389,842
Total liabilities	917,052	2,226,616	2,405,821	1,030,679	2,288,773
Total liabilities and shareholders’ equity	11,535,739	8,486,982	8,623,946	14,699,787	10,389,842
Shareholders’ equity	$10,618,687	$6,260,366	$6,218,125	$13,699,108	$8,101,070

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section titled “Selected Historical Financial and Operating Data” and the financial statements included elsewhere in this prospectus. This discussion and analysis may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth in “Risk Factors” of this prospectus.

Overview

We are a rapidly growing online game developer and operator in China. We currently develop game systems and operate game websites, and plan to begin developing games for wireless devices such as mobile telephones in the near future. We have a leading position in the casual games market as well as the Webgame market as measured by the popularity of our online games QHG, HDG and HCG. We began switching our core business from service provider, or SP, service and radio frequency identification, or RFID, service to develop and operate casual “online games” in China in 2007.

We operate our business in China primarily through Sunity Beijing, which was incorporated in Beijing, PRC in 2006. We do not hold any equity interest in Sunity Beijing. In order to meet domestic ownership requirements under PRC law, which restricts foreign companies from operating in the telecommunications industry, which includes operating online games, on April 1, 2010, Sunity WFOE entered into contractual agreements with Sunity Beijing and its equity owners, pursuant to which Sunity WFOE agreed to license its self-developed software, on an exclusive basis, to Sunity Beijing, as well as to provide technical support services and business operation services to Sunity Beijing. Through these contractual arrangements, Sunity WFOE also has the ability to effectively control Sunity Beijing’s daily operations and financial affairs, appoint senior executives and decide on all matters subject to shareholder approval. As a result of these contractual arrangements, Sunity Cayman, the ultimate parent company of Sunity WFOE, is considered to be the primary beneficiary of Sunity Beijing and Sunity Beijing is a variable interest entity, or VIE, of Sunity Cayman under United States generally accepted accounting principles (US GAAP). Accordingly, Sunity Cayman consolidates Sunity Beijing’s financial results, assets and liabilities in its financial statements. Sunity Beijing is considered our predecessor company. Since both Sunity Cayman and Sunity Beijing are under common control, Sunity Cayman’s financial statements will reflect this reorganization as a transaction under common control and will be prepared as if the reorganized corporate structure had been in existence throughout all the periods presented. If Sunity Beijing and/or its equity owners breach the contractual arrangements with us, Sunity Cayman may not be able to continue to effectively control Sunity Beijing’s operations and remain to be its primary beneficiary. In such case, Sunity Cayman would have to rely on legal remedies under PRC law, which may not always be effective, particularly in light of uncertainties in the PRC legal system. See “Risk Factors — Risks Related to Doing Business in China — Uncertainties with respect to the PRC legal system could adversely affect us.”

We operate our current games under time-based and item-based revenue models. Game players purchase prepaid game tokens or game points, which are used to purchase virtual items. We sell our prepaid game tokens to our nation-wide distributors throughout China, who in turn sub-distribute them to numerous retail outlets.

We were also engaged as a service provider, or SP, for short message and other value-added services to mobile phone users based on the telecom operators’ platforms. This business slowed when telecom operators started to compete into this sector. Commencing in 2010 and beyond, we will not promote the SP service as our main business. Instead, we will utilize the SP channels as a payment method for our game users to purchase game tokens.

We were also engaged in the radio frequency identification business, RFID. RFID is the use of an object (typically referred to as an RFID tag) applied to or incorporated into a product, animal, or person for the purpose of identification and tracking by using the radio waves. This business has not generated any revenue since 2008 and will not be our focus in the foreseeable future. Going forward, our RFID business will be used as a payment channel for our future game operations.

Due to our limited operating history, our period-to-period operating history may not be meaningful. In addition, our limited operating history makes it difficult for us to have a historical basis for making certain critical accounting policies and accounting estimates. See “Risk Factors — Risks Related to Our Business and Our Industry — Our limited operating history makes evaluating our business and prospects difficult.” Furthermore, the online game industry and Internet usage in China may not continue to grow at current levels.

Basis of Presentation

Our financial statements were prepared in conformity with US GAAP. Our functional currency is the Chinese Renminbi (RMB), however, our financial statements were translated and presented in United States Dollars ($).

Use of Estimates

In preparing the financial statements in conformity with US GAAP, our management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Significant estimates, required by our management, include the recoverability of long-lived assets and the valuation of inventories. Actual results could differ from those estimates.

Revenue Recognition

Our revenue recognition policies are in compliance with Securities and Exchange Commission (SEC) Staff Accounting Bulletin (SAB) 104, codified in FASB ASC Topic 605. Sales revenue is recognized when a formal arrangement exists, the price is fixed or determinable, the delivery is completed, no other significant obligations exist and collectability is reasonably assured. No revenue is recognized if there are significant uncertainties regarding the recovery of the consideration due, the possible return of goods, or when the amount of revenue and the costs incurred or to be incurred in respect of the transaction cannot be measured reliably. Payments received before all of the relevant criteria for revenue recognition are recorded as unearned revenue.

Sales for the SP business are recognized when we receive a monthly income settlement bill from telecom operators for the net value of the services provided by us through the telecom operators’ network to the end user. The telecom operators maintain accounts of the mobile phone users. We record SP revenue on gross basis. The fees paid to the telecom operators are recorded in cost of revenues. According to an agreement with telecom operators, we provide information services to mobile phone users of telecom operators. The service is provided through the platform owned by telecom operators. We are responsible for developing and marketing products and the telecom operators are responsible for collecting the fees. We pay a fixed percentage of total revenue, approximately 30% or 40%, to telecom operators, and treat such payments as platform usage costs and accounts receivable collection costs.

Revenue from RFID (Radio Frequency Identification) business is recognized when product development and internal testing of the developed product is completed and is received by the customer.

We sell game tokens to distributors who resell them to ultimate customers (game players) for casual games. We collect money from the distributors and are obligated to maintain the gaming software, the game website and manage customer relations. We issue new game tokens to replace game tokens that are lost by our customers. There is no expiration date or time limit with respect to the game tokens. Unused game tokens will remain under deferred revenue indefinitely until used by the ultimate customer. No returns of game tokens are allowed under current PRC regulations. Accordingly, we recognize revenue as the game tokens are used by the ultimate customer.

We have a time-based revenue model for QHG, and an item-based revenue model for HDG and HCG. We started generating revenue from our role-playing games in January, 2010. For casual games, we sell game tokens to two first tier distributors, who in turn sell the game tokens to second tier distributors. For role-playing games, we sell game tokens to three distributors, who in turn sell the game tokens directly to game players. We recognize revenue based on game tokens used by the ultimate game players for both time-based casual games and item-based role play games.

Impairment of Long-Lived Assets

Long-lived assets, which include property, plant and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Recoverability of long-lived assets to be held and used is measured by comparing the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the assets. Fair value is generally determined using the asset’s expected future discounted cash flows or market value, if readily determinable. Based on its review, the impairment of property and equipment for the years ended March 31, 2010, 2009 and 2008 was $2,492, $2,274 and $54,795 respectively. The impairment of intangible assets for the years ended March 31, 2010, 2009 and 2008 was $0, $88,528 and $26,617, respectively. Total impairments for the years ended March 31, 2010, 2009 and 2008 was $2,492, $90,802 and $81,412 as described in the below table.

The following table details impairment of long lived assets in the fiscal years ended March 31, 2008, 2009 and 2010. There was no impairment of long lived assets for the six months ended September 30, 2010.

	Year ended March 31,
	2010	2009	2008
Electronic Equipment	$2,492	$2,274	$48,230
Transportation Equipment	—	—	6,565
Right to website	—	79,656	—
SP Technology	—	8,872	26,617
Total	$2,492	$90,802	$81,412

The impairment is the result of rapid development and advancement in technology, electronic equipment and software, such as servers for SP business. For management right of web site, we considered that no more revenue will be generated in the future.

Recently Issued Accounting Pronouncements

On July 1, 2009, we adopted Accounting Standards Update (“ASU”) No. 2009-01, “Topic 105 —  Generally Accepted Accounting Principles — amendments based on Statement of Financial Accounting Standards No. 168, “The FASB Accounting Standards CodificationTM and the Hierarchy of Generally Accepted Accounting Principles” (“ASU No. 2009-01”). ASU No. 2009-01 re-defines authoritative GAAP for nongovernmental entities to be only comprised of the FASB Accounting Standards CodificationTM (“Codification”) and, for SEC registrants, guidance issued by the SEC. The Codification is a reorganization and compilation of all then-existing authoritative GAAP for nongovernmental entities, except for guidance issued by the SEC. The Codification is amended to effect non-SEC changes to authoritative GAAP. Adoption of ASU No. 2009-01 only changed the referencing convention of GAAP in Notes to the Financial Statements.

In June, 2009, the FASB issued SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)” (“SFAS 167”), codified as FASB ASC Topic 810-10, which modifies how a company determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. SFAS 167 clarifies that the determination of whether a company is required to consolidate an entity is based on, among other things, an entity’s purpose and design and a company’s ability to direct the activities of the entity that most significantly impact the entity’s economic performance. SFAS 167 requires an ongoing reassessment of whether a company is the primary beneficiary of a variable interest entity. SFAS 167 also requires additional disclosures about a company’s involvement in variable interest entities and any significant changes in risk exposure due to that involvement. SFAS 167 is effective for fiscal years beginning after November 15, 2009. We do not believe the adoption of SFAS 167 will have an impact on our financial condition, results of operations or cash flows.

In June, 2009, the FASB issued SFAS No. 166, “Accounting for Transfers of Financial Assets — an amendment of FASB Statement No. 140” (“SFAS 166”), codified as FASB Topic ASC 860, which requires entities to provide more information regarding sales of securitized financial assets and similar transactions, particularly if the entity has continuing exposure to the risks related to transferred financial assets. SFAS 166 eliminates the concept of a “qualifying special-purpose entity,” changes the requirements for derecognizing financial assets and requires additional disclosures. SFAS 166 is effective for fiscal years beginning after November 15, 2009. We do not believe the adoption of SFAS 166 will have an impact on our financial condition, results of operations or cash flows.

In May, 2009, the FASB issued SFAS No. 165, “Subsequent Events” (“SFAS 165”) codified in FASB ASC Topic 855-10-05, which provides guidance to establish general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. SFAS 165 also requires entities to disclose the date through which subsequent events were evaluated as well as the rationale for why that date was selected. SFAS 165 is effective for interim and annual periods ending after June 15, 2009, and accordingly, we adopted this pronouncement during the second quarter of 2009. SFAS 165 requires that public entities evaluate subsequent events through the date that the financial statements are issued.

In April, 2009, the FASB issued FSP No. SFAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments,” which is codified in FASB ASC Topic 825-10-50. This FSP essentially expands the disclosure about fair value of financial instruments that were previously required only annually to also be required for interim period reporting. In addition, the FSP requires certain additional disclosures regarding the methods and significant assumptions used to estimate the fair value of financial instruments. These additional disclosures are required beginning with the quarter ending June 30, 2009. As of March 31,2010, the carrying values of our financial instruments, including cash and cash equivalents, accounts receivable, other receivables, and other payables approximate their fair values due to the short-term maturity of such instruments.

In April, 2009, the FASB issued FSP No. FAS 115-2 and FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments,” which is codified in FASB ASC Topic 320-10. This FSP modifies the requirements for recognizing other-than-temporarily impaired debt securities and changes the existing impairment model for such securities. The FSP also requires additional disclosures for both annual and interim periods with respect to both debt and equity securities. Under the FSP, impairment of debt securities will be considered other-than-temporary if an entity (1) intends to sell the security, (2) more likely than not will be required to sell the security before recovering its cost, or (3) does not expect to recover the security’s entire amortized cost basis (even if the entity does not intend to sell). The FSP further indicates that, depending on which of the above factor(s) causes the impairment to be considered other-than-temporary, (1) the entire shortfall of the security’s fair value versus its amortized cost basis or (2) only the credit loss portion would be recognized in earnings while the remaining shortfall (if any) would be recorded in other comprehensive income. FSP 115-2 requires entities to initially apply the provisions of the standard to previously other-than-temporarily impaired debt securities existing as of the date of initial adoption by making a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. The cumulative-effect adjustment potentially reclassifies the noncredit portion of a previously other-than-temporarily impaired debt security held as of the date of initial adoption from retained earnings to accumulate other comprehensive income. We adopted FSP No. SFAS 115-2 and SFAS 124-2 beginning April 1, 2009. This FSP had no material impact on our financial position, results of operations or cash flows.

In April 2009, the FASB issued FSP No. SFAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” (“FSP No. SFAS 157-4”). FSP No. SFAS 157-4, which is codified in FASB ASC Topics 820-10-35-51 and 820-10-50-2, provides additional guidance for estimating fair value and emphasizes that even if there has been a significant decrease in the volume and level of activity for the asset or liability and regardless of the valuation technique(s) used, the objective of a fair value measurement remains the same. We adopted FSP No. SFAS 157-4 beginning April 1, 2009. This FSP had no material impact on our financial position, results of operations or cash flows.

Factors Affecting Our Financial Condition and Results of Operations

Our results of operations are affected by several key factors, including the following:

General economic conditions affecting the online game industry in China

We have benefited from general conditions typically affecting the online game industry in China, including the overall economic growth, which has resulted in increases in disposable income and discretionary consumer spending; the increasing use of the Internet with the growth of personal computers and broadband penetration; the growing popularity of online games in comparison with other forms of entertainment; and favorable demographic trends, particularly the growth of the teenage and young adult population who are typically more inclined to play online games. We cannot assure you that the Chinese economy will continue to grow, or that if there is growth, such growth will be steady and uniform and that any such growth will lead to growth in the casuals or RPG business, or that if there is a slowdown, such slowdown will not have a negative effect on our casuals and RPG business. For example, the current slowdown in China’s economic growth that resulted from the impact of the global financial crisis, appreciation of the Renminbi, the PRC government’s tightening macroeconomic measures implemented in 2007 and the first half of 2008 to curb inflation, and other factors may lead to decreases in the level of disposable income of our game players and negatively affect their spending on playing casual and RPG business.

Our ability to develop and maintain popular online games and convert our game player base into paying customers

The popularity of our games drives the growth of our game player base, which is the key component driving the sales and consumption of our virtual items and thus our revenues. To maintain and grow the popularity of our games, we must diligently maintain the quality of the games and continually enhance the games to meet game player preferences and to provide incentives for game players to purchase virtual items. We solicit feedback from our game players and have a dedicated product development team that helps us to identify market trends and user preferences. We typically provide weekly updates and more substantial enhancements in the form of expansion packs every few months. We launch new virtual items to maintain game players’ interest. We plan the timing of our new virtual item launches to avoid over-monetizing our existing game player base. We generally only launch virtual items after we have gained a certain number of new game players. If we fail to manage the growth of our game player base and manage our sales and marketing strategies for new virtual items, our game player base may not grow and we may not be successful in selling new virtual items, which would have an adverse effect on our revenues.

The popularity and timing of the launch of new games

We currently have four new games in the pipeline, including NVT, ISS, SWG and TKI, which we are developing in-house. Our results of operations will be significantly affected by the timing of our new game launches and the popularity of such new games.

Product development and sales and marketing expenses

Developing and marketing a new Webgame and maintaining its popularity in the market requires a commitment of significant resources, including product development and sales and marketing expenses. We typically incur such expenses several quarters before such games generate any revenues. If such games are not popular and do not generate substantial revenues, we may not be able to recover our product development and marketing expenses. In addition, because our product development strategy is to focus on a limited number of high-quality games, the failure of a small number of these games could adversely impact our growth rate.

The cost of attracting and retaining game development personnel

Competition in the online game industry in China is intense, making it increasingly costly to retain and motivate existing talent and to attract new talent necessary for the growth of our business. Many of our competitors have been aggressively hiring game development personnel. If we are unable to retain our current talent and to attract new talent, we may have difficulty developing new games or enhancements for our existing games or meeting our development schedule, which could have an adverse impact on our business, financial condition and results of operations. See “Risk Factors — Risks Related to Our Business — Our business may not succeed in a highly competitive market.”

Results of Operations

Our Revenues

The following table sets forth the revenues generated from our game operations, SP services and RFID business, both in absolute amount and as a percentage of total revenues for the period indicated:

	Year Ended March 31,						Six Months Ended September 30,
	2010		2009		2008		2010		2009
								(unaudited)
Revenues	Amount	% of Total Revenue	Amount	% of Total Revenue	Amount	% of Total Revenue	Amount	% of Total Revenue	Amount	% of Total Revenue
Game Operation Revenue	$5,696,304	59.7%	2,218,259	26.0%	—	0.0%	$5,156,769	79.0%	$2,345,246	49.0%
SP Revenue	3,279,310	34.4%	6,036,123	74.0%	4,748,452	89.4%	331,652	5.0%	2,408,007	51.0%
RFID Revenue	—	0.0%	—	0.0%	562,701	10.6%	—	0.0%	—	0.0%
Others	567,218	5.9%	—	0.0%	—	0.0%	1,035,786	16.0%	—	0.0%
Total Revenue	$9,542,832	100.0%	$8,254,382	100.0%	$5,311,153	100.0%	$6,524,708	100%	$4,783,253	100%

In the year ended March 31, 2010 and in the six month period ended September 30, 2010, the revenue from SP service accounted for 34.4% and 5.0% of our total revenue, respectively. SP service is one of the payment methods (SMS) that our game players use to purchase game tokens. As a result, parts of the SP service are game operation revenue in its nature. In the future, we might not promote the SP service as our main business. Instead, we will only utilize the SP channels as a payment method for our game users to purchase game tokens.

Game Operation Revenues

Our casual game has grown rapidly in the last couple of years. It has become our core business and is expected to grow even faster in the future with multiple games currently under development. In addition to casual games, we commenced development of role-playing games in the fourth quarter of 2009. Role playing games began to generate revenue beginning in January, 2010. We currently develop game systems and operate game websites. We also plan to commence development of games for wireless devices such as mobile telephones later this year.

SP Revenues

With service provider business, SP, we provide short message and other value-added services to mobile phone users based on the telecom operators’ platforms. This business slowed down when telecom operators started to compete in this sector. For the six months ended September 30, 2010, the revenue generated from the SP Service was $331,652, as compared with $2,408,007 for the six months ended September 30, 2009. We do not expect revenues generated from the SP Service for the fiscal year ending March 31, 2011 to constitute a substantial portion of our total revenues.

RFID Revenues

We were also engaged in RFID, which uses an object (typically referred to as an RFID tag) applied to or incorporated into a product, animal, or person for the purpose of identification and tracking by using the radio waves. This business has not generated any revenue since 2008 and will not be our focus in the foreseeable future. However, RFID is an advanced technology for identification and we may utilize RFID technology to provide mobile phone payment channel for gaming business.

Cost of Revenue

Cost of Revenue for game operation is primarily comprised of channel costs, server depreciation costs and broad band leasing costs. Our cost of revenue for game operation represented 16% and 3% of total game operation revenue for the six months ended September 30, 2010 and 2009 respectively, and 15.0% and 8.1% of total game operation revenue for the years ended March 31, 2010 and 2009, respectively. We expect our cost of revenues for game operation to increase as our revenue increase.

Cost of Revenue for SP is primarily comprised of profit sharing payment to the telecommunication companies and salaries and benefit expenses for product development personnel, as well as PRC business tax and value-added tax. Profit sharing payment to the telecommunication companies and salaries and benefit expenses for product development personnel cost constitute 3% and 21% of our total SP operation revenue for the six months ended September 30, 2010 and 2009 respectively, and they constitute 7.5% and 6.5% of our total SP operation revenue for the year ended March 31, 2009 and 2010, respectively.

Operating Expenses:

Selling Expenses

Our sales expenses consist primarily of salaries and benefits expenses for sales personnel. Sales expenses constitute 9% and 17% of our total revenue for the six months ended September 30, 2010 and 2009, respectively, and 13.6% and 16.3% of our total revenue for the year ended March 31, 2010 and 2009, respectively.

General and Administrative Expenses

Our general and administrative expenses consist primarily of depreciation costs, amortization of intangible assets, marketing, as well as salaries and benefit expenses for management and administrative personnel. General and administrative expenses constitute 14% and 8% of our total revenue for the six months ended September 30, 2010 and 2009 respectively, and they constitute 13.0% and 17.9% of our total revenue for the years ended March 31, 2010 and 2009, respectively.

Taxation

Sunity Beijing is governed by the Income Tax Law of PRC for Hi-Tech business. As a Hi-Tech entity, Sunity Beijing is exempt from PRC income tax for the first three years from the date of its incorporation, and thereafter receives a 50% exemption on PRC income tax for the following 3 years. Until September, 2009, Sunity Beijing was exempt from paying taxes. Since then, Sunity Beijing has been subject to a 12.5% preferential tax rate. Sunity Beijing will pay regular income tax of 25% from the seventh year.

Six Months Ended September 30, 2010 Compared to the Six Months Ended September 30, 2009

The following table sets forth the results of our operations for the periods indicated as a percentage of net sales:

	Six Months Ended September 30,
	2010		2009
	(unaudited)
	$	% of Sales	$	% of Sales
Revenue	6,524,208	100%	4,783,253	100%
Cost of Revenue	1,548,713	24%	1,360,046	28%
Gross Profit	4,975,495	76%	3,423,206	72%
Operating Expenses	1,834,207	28%	1,535,505	32%
Income from Operation	3,141,288	48%	1,887,701	39%
Non-operating Income	1,675	0%	230	0%
Income tax expense	407,572	6%	56,322	1%
Net Income	2,735,391	42%	1,831,609	38%

Revenue.  Total revenue was $6.52 million and $4.78 million for the six months ended September 30, 2010 and 2009, respectively, representing an increase in revenue of $1.74 million, or 36%. This increase was mainly due to the fast expansion of our Web-based business, which had $5.16 million in revenue for the six months ended September 30, 2010, compared to $2.35 million in the comparable period for the six months ended September 30, 2009, representing an increase of 120%. SP revenue decreased by approximately $2.11 million or 86% for the six months ended September 30, 2010, compared to the comparable period for the six months ended September 30, 2009. The decrease in SP revenue was mainly due to the sluggish SP market. As a result, we gradually began to move our core business to casual Webgames. We believe that our total revenue will continue to grow as we continue to develop new Webgames and improve the quality of our services and our products.

Cost of Revenue.  Cost of revenue for the six months ended September 30, 2010 was $1.21 million while our cost of revenue for the six months ended September 30, 2009 was $1.12 million, representing an increase of $0.09 million, or 8%. The increase in cost of revenue was mainly attributable to the lower cost or higher gross profit margin in our Webgame business. We believe that our cost of revenue will continue to decrease as we strive to improve efficiency and control costs.

Gross Profit.  Gross profit was $4.98 million, representing gross margin of 76%, for the six months ended September 30, 2010, compared to $3.42 million, representing gross margin of 72% for the six months ended September 30, 2009. The increase in gross profits was mainly due to increased sales and increased Webgame business.

Operating Expenses.  Operating expenses consisted of selling, general, administrative expenses, research and development expenses and totaled $1.83 million and $1.54 million for the six months ended September 30, 2010 and 2009 respectively.

Net Income.  Net income was $2.74 million and $1.83 million for the six months ended September 30, 2010 and 2009, respectively. The increase in net income of $0.91 million, or 50%, was attributable to the growth in our Webgame business. Our management believes that net income will continue to increase as we continue to increase our sales by providing quality services and products, control costs and operating expenses.

Liquidity and Capital Resources

We have financed our operations primarily through cash flows from equity contributions and cash flow from operations. As of September 30, 2010, we had $4.80 million in cash and cash equivalents. We believe that our current cash, together with the proceeds from this offering as well as cash flows from operations will be sufficient to meet our anticipated cash needs for the next twelve months. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue.

Cash Flows

The following is a summary of cash provided by or used in each of the indicated types of activities during the three six ended September 30, 2010 and 2009:

	Six Months Ended September 30,
	2010	2009
(unaudited)
Cash provided by (used in):
Operating Activities	$4,254,157	$2,963,053
Investing Activities	(1,054,423)	—
Financing Activities	$(150,929)	$(77,972)

Cash Flow Provided by Operating Activities

Net cash flow provided by operating activities was $4.25 million for the six months ended September 30, 2010, compared to cash flow provided by operating activities of $2.96 million for the six months ended September 30, 2009.

The increase in net cash flow provided by operating activities in the six months ended September 30, 2010 was mainly due to an increase in working capital of $0.23 million.

Cash Flow Used in Investing Activities

Net cash flow used in investing activities was $1.05 million for the six months ended September 30, 2010, compared to net cash flow used in investing activities of $0 for the six months ended September 30, 2009. The increase in net cash flow used in investing activities in the six months ended September 30, 2010 was mainly due to the purchase of term deposit certificates.

Cash Flow Used in Financing Activities

Net cash flow used in financing activities was $0.15 million in the six months ended September 30, 2010, as compared to net cash flow used in financing activities of $0.08 for the six months ended September 30, 2009. The net cash flow used in financing activities in the six months ended September 30, 2010 was mainly due to $0.15 million of payments to related parties as compared with $0.08 for the six months ended September 30, 2009.

Year Ended March 31, 2010 Compared to the Year Ended March 31, 2009

The following table sets forth the results of our operations for the periods indicated as a percentage of net sales:

	Year Ended March 31,
	2010		2009
	$	% of Sales	$	% of Sales
Revenue	$9,542,832	100.0%	$8,254,382	100.0%
Cost of Revenue	2,420,491	25.4%	2,440,153	29.6%
Gross Profit	7,122,341	74.6%	5,814,229	70.4%
Operating Expenses	2,920,045	30.6%	2,945,785	35.7%
Income from Operation	4,202,297	44.0%	2,868,444	34.8%
Non-operating Income	3,409	0.0%	541	0.0%
Income tax expense	319,621	3.3%	0	0.0%
Net Income	$3,886,085	40.7%	$2,868,985	34.8%

Revenue.  Total revenue was $9.54 million and $8.25 million for the years ended March 31, 2010 and 2009, respectively, representing an increase in revenue of $1.29 million, or 15.6%. This increase was mainly due to fast expansion of our Web-based business, which had $4.99 million in revenue for the year ended March 31, 2010, compared to $2.15 million in the comparable period for the year ended March 31, 2009, representing an increase of 132%. SP revenue decreased by approximately $2.83 million or 46% for the year ended March 31, 2010, compared to the prior period. The decrease in SP revenue was mainly due to the sluggish SP market. As a result, we gradually began to move our core business to casual Webgames. We believe that our revenues will continue to grow as we continue to develop new Webgames and improve the quality of our services and our products.

Cost of Revenue.  Cost of revenue for the year ended March 31, 2010 was $2.42 million while our cost of revenue for the year ended March 31, 2009 was $2.44 million, representing a decrease of $0.02 million, or 0.8%. The decrease in cost of revenue was mainly attributable to the lower cost or higher gross profit margin in our Webgame business. We believe that our cost of revenue will continue to decrease as we strive to improve efficiency and control costs.

Gross Profit.  Gross profit was $7.12 million, representing gross margin of 74.6%, for the year ended March 31, 2010, compared to $5.81 million, representing gross margin of 70.4% for the year ended March 31, 2009. The increase in gross profits was mainly due to increased sales and increased Webgame business.

Operating Expenses.  Operating expenses consisted of selling, general, administrative expenses, research and development expenses and totaled $2.92 million and $2.95 million for the years ended March 31, 2010 and 2009 respectively.

Net Income.  Net income was $3.89 million and $2.87 million for the years ended March 31, 2010 and 2009, respectively. The increase in net income of $1.02 million, or 35.5%, was attributable to the growth in our Webgame business. Our management believes that net income will continue to increase as we continue to increase our sales by providing quality services and products, control costs and operating expenses.

Liquidity and Capital Resources

We have financed our operations primarily through cash flows from equity contributions and cash flow from operations. As of March 31, 2010, we had $1.66 million in cash and cash equivalents.

Cash Flows

The following is a summary of cash provided by or used in each of the indicated types of activities during the years ended March 31, 2010 and 2009:

	Year Ended March 31,
	2010	2009
Cash provided by (used in):
Operating Activities	$5,092,185	$4,316,618
Investing Activities	(2,030,688)	(520,111)
Financing Activities	(2,249,320)	(3,125,135)

Cash Flow Provided by Operating Activities

Net cash flow provided by operating activities was $5.09 million for the year ended March 31, 2010, compared to cash flow provided by operating activities of $4.32 million for the year ended March 31, 2009.

The increase in net cash flow provided by operating activities in the year ended March 31, 2010 was mainly due to an increase in net income of $1.02 million and an increase in accounts payable of $0.26 million.

Cash Flow Used in Investing Activities

Net cash flow used in investing activities was $2.03 million for the year ended March 31, 2010, compared to net cash flow used in investing activities of $0.52 million for the year ended March 31, 2009. The increase in net cash flow used in investing activities in the year ended March 31, 2010 was mainly due to an advance payment that was made in connection with construction of an Internet Data Center, as discussed in more detail below, and purchases of equipment during the period.

Cash Flow Provided by (Used in) Financing Activities

Net cash flow used in financing activities was $2.25 million in the year ended March 31, 2010, as compared to net cash flow used in financing activities of $3.13 million for the year ended March 31, 2009. The net cash flow used in financing activities in the year ended March 31, 2010 was mainly due to repayment of $1.53 million to a related party for deemed dividend for technical services provided to us in the year ended March 31, 2009, as compared with the repayment of $3.08 million to that same related party in the fiscal year ended March 31, 2009. For the year ended March 31, 2010, we also had an outstanding advance of $1.09 million to the Company’s cashier, which we did not have in the fiscal year ended March 31, 2009.

Year Ended March 31, 2009 Compared to the Year Ended March 31, 2008

The following table sets forth the results of our operations for the periods indicated as a percentage of net sales:

	Year Ended March 31,
	2009		2008
	$	% of Sales	$	% of Sales
Revenue	8,254,382	100%	5,311,153	100%
Cost of Revenue	2,440,153	30%	1,811,487	34%
Gross Profit	5,814,229	70%	3,499,666	66%
Operating Expenses	2,945,785	36%	1,629,989	31%
Income from Operation	2,868,444	34%	1,869,677	35%
Non-operating Income	541	0.007%	177	0.003%
Net Income	2,868,985	34%	1,869,854	35%

Revenue.  Total revenue for the year ended March 31, 2009 was approximately $8.25 million while our total revenue for the year ended March 31, 2008 was approximately $5.31 million, representing an increase in revenues of $2.94 million, or 55%. The increase was mainly due to the official start-up of our casual Webgame business in May, 2008, which brought additional income for the year ended March 31, 2009. Total revenue from Webgames was approximately $2.15 million. Revenues from our SP business increased approximately $1.36 million or 29% in the year ended March 31, 2009 because of our successful marketing strategy. Revenues from our RFID business were approximately $0.56 million.

Cost of Revenue.  Cost of revenue for the year ended March 31, 2009 was $2.44 million while our cost of revenue for the year ended March 31, 2008, was $1.81 million, representing an increase of $0.63 million, or 35%. The increase in cost of revenue is attributed to the growth in sales in the year ended March 31, 2009. Cost of revenue as a percentage of sales was approximately 30% and 34% for the years ended March 31, 2009 and 2008, respectively. The decrease in cost of revenue as a percentage of sales in 2009 was mainly due to the lower cost or higher gross profit margin in our Webgame business that started in May, 2008.

Gross Profit.  Gross profit was $5.81 million and $3.50 million for the years ended March 31, 2009 and 2008 respectively, representing gross margins of approximately 70% and 66% for the years ended March 31, 2009 and 2008 respectively. The increase in gross profits was mainly due to increased sales and the higher profit margin in our Webgame business that commenced in May, 2008.

Operating Expenses.  Operating expenses consisted of selling, general and administrative expenses, research and development expenses, which expenses totaled $2.95 million and $1.63 million for the years ended March 31, 2009 and 2008 respectively, representing an increase of $1.32 million or 81%. The increase in operating expenses was mainly due to increased costs associated with our Webgame business which increased payroll cost, R&D cost, marketing cost and promotion cost.

Net Income.  Net income was $2.87 million and $1.87 million for the years ended March 31, 2009 and 2008 respectively, representing an increase of $1million or 53%. This increase is attributable to the growth in SP business and the commencement of our Webgame business.

Liquidity and Capital Resources

We have financed our operations primarily through cash flows from equity contributions and cash flow from operations. As of March 31, 2009, we had $0.8 million in cash and cash equivalents.

Cash Flows

The following is a summary of cash provided by or used in each of the indicated types of activities for the years ended March 31, 2009 and 2008:

	Year Ended March 31,
	2009	2008
Cash provided by (used in):
Operating Activities	$4,316,618	$2,638,791
Investing Activities	(520,111)	(2,551,514)
Financing Activities	(3,125,135)	(222,593)

Cash Flow Provided by Operating Activities

Net cash flow provided by operating activities was $4.32 million for year ended March 31, 2009, compared to cash provided by operating activities of $2.64 million for year ended March 31, 2008. The increase in net cash flow provided by operating activities for year ended March 31, 2009 was mainly due to increase in our net income by approximately $1 million, increase in other receivables by approximately $200,000, decrease in prepaid expenses by approximately $65,000 and decrease in accounts payable by approximately $131,000.

Cash Flow Used in Investing Activities

Net cash flow used in investing activities was $0.52 million for year ended March 31, 2009, compared to net cash used in investing activities of $2.55 million for year ended March 31, 2008. The decrease of net cash flow used in investing activities for year ended March 31, 2009 was mainly due to less purchase of intangible assets such as non-patented technology, website operating rights and property, plant and equipment for year ended March 31, 2009.

Cash Flow Provided by (Used in) Financing Activities

Net cash flow used in financing activities was $3.13 million for year ended March 31, 2009 compared to cash used in financing activities of $0.22 million for year ended March 31, 2008. The increase of net cash flow used in financing activities for year ended March 31, 2009 was mainly due to payment of deemed dividend to a related party for technical services provided to us.

Capital Expenditures

Our capital expenditures include the purchase of intangible assets and property and equipment. Our capital expenditures were $210,997 and $0 for the six months ended September 30, 2010 and 2009 respectively. Our capital expenditures were $2,030,688, $520,111 and $2,551,514 for the years ended March 31, 2010, 2009 and 2008 respectively.

Research and Development

Our research and development costs are related to Webgame development. The total costs were $374,277 and $224,107 for the six months ended September 30, 2010 and 2009 respectively. Our research and development costs were $383,554, $146,354 and $101,280 for the years ended March 31, 2010, 2009 and 2008 respectively.

Seasonality

During and around school holidays and public holidays in China, we typically experience decreases in our average concurrent users and peak concurrent users, but such decreases historically have not had any significant impact on our revenues.

Inflation

According to the PRC National Bureau of Statistics, the Consumer Price Index in China increased 1.8%, 1.5%, 4.8% and 5.9% in calendar years 2005, 2006, 2007 and 2008, respectively, and decreased 1.1% in the six months ended June 30, 2009. Inflation during those years did not have a material impact on our results of operations. However, inflationary pressure in the current economic environment may impact our future operations and financial performance.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Exchange Risk

Substantially all of our operating revenues and expenses are denominated in RMB. Our exposure to foreign exchange risk relates primarily to cash and cash equivalents denominated in U.S. dollars. We do not believe that we currently have any significant direct foreign exchange risk and have not hedged exposures denominated in foreign currencies or any other derivative financial instruments. Because we generally receive cash flows denominated in RMB, our exposure to foreign exchange risks should be limited. However, the value of our ordinary shares will be affected by the foreign exchange rate between U.S. dollars and RMB because our ordinary shares are traded in U.S. dollars and we any dividend payments we may pay in the future will be made in U.S. dollars.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 18.7% appreciation of the RMB against the U.S. dollar from July 21, 2005 to December 31, 2009. Significant international pressure on the PRC government to adopt an even more flexible currency policy could result in a further and more significant appreciation of the RMB against the U.S. dollar.

To the extent that we need to convert U.S. dollars into RMB for operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount it received from the conversion. Conversely, if we decide to convert RMB denominated cash amounts into U.S. dollars for the purpose of making dividend payments or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. We have not used, and do not expect to use in the future, any forward contracts or currency borrowings to hedge exposure to foreign currency exchange risk.

	Exchange Rate for the Six Months Ended September 30, 2010	Audit Report Exchange Rate for the Year Ended March 31, 2010	Exchange Rate Change by (10)%	Exchange Rate Change by (5)%	Exchange Rate Change by (1)%	Exchange Rate Change by 1%	Exchange Rate Change by 1%	Exchange Rate Change by 10%
Exchange rate used in the Balance Sheet	6.6905	6.8258	6.0215	6.3560	6.6236	6.7574	7.0250	7.3596
Exchange Rate used in the Income Statement	6.7582	6.8263	6.0824	6.4203	6.6906	6.8258	7.0961	7.4340
Cumulative Translation Adjustment	$1,256,806	$937,077	$2,483,321	$1,837,798	$1,368,327	$1,147,536	$731,188	$253,333
Net Income	$2,735,391	$3,886,085	$3,064,373	$2,891,213	$2,765,279	$2,706,052	$2,594,368	$2,466,185

Interest Rate Risk

We have not been, nor do we anticipate being, exposed to material risks due to changes in interest rates.

Off-Balance Sheet Arrangements

We have not entered into any other financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Tabular Disclosure of Contractual Obligations

Below is a summary of the payment obligations under material contracts to which we are a party as of March 31, 2010:

		Payments due by Period
Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Operating Lease Obligations	$42,000	$42,000	$—	$—	$—
Construction of Internet Data Center	$900,000	$900,000
Total	$942,000	$942,000	$—	$—	$—

Operating Lease

In January 2008, we entered into a 15-month, non-cancelable and renewable office lease with an unrelated third party for monthly rent of approximately $8,600 (RMB 60,000). The lease expired on March 31, 2009. Upon expiration of the lease, we renewed the lease for an additional 9 months. The lease is now set to expire on December 31, 2010. The costs associated with the remainder of the term of this lease are $26,000 (RMB 180,000) at September 30, 2010.

Construction of Internet Data Center

On December 28, 2009, Sunity Beijing entered into a construction agreement with Xi’an Tianhu Communication Limited, or Tianhu. Pursuant to this agreement, Sunity Beijing will supply funds to construct an Internet Data Center. Tianhu will be responsible for all aspects of the construction of the Internet Data Center. The total budget for the project is estimated to be approximately RMB 18,335,591 ($2,686,219), payable in four installments. The first installment payment will be made upon completion of the project design; the second installment payment will be made upon completion of the network construction; the third installment payment will be made upon completion of the onsite design; the fourth and final installment payment will be made according to the progress of the construction project. As of September 30, 2010, we had paid $1.98 million, or RMB 13.23 million. We will incur additional costs of $0.7 million, or RMB 4.8 million, to complete the contract.

OUR CORPORATE HISTORY AND STRUCTURE

Corporate History of Sunity Cayman

Prior to our incorporation in the Cayman Islands on November 27, 2009, our business was conducted in the PRC through Sunity Beijing, a PRC limited liability company established in 2006. On December 7, 2009, we formed Sunity HK, a wholly-owned subsidiary of Sunity Cayman in Hong Kong and on March 19, 2010, we formed Sunity WFOE, which is our indirect wholly-owned subsidiary that is a registered wholly foreign owned enterprise in the PRC and a wholly-owned subsidiary of Sunity HK.

PRC laws currently restrict foreign ownership of online game businesses. To comply with PRC laws, we operate our business in the PRC through certain contractual arrangements between Sunity WFOE and Sunity Beijing. Sunity Beijing is owned by fourteen Chinese citizens, including our chairman and chief executive officer, Fan Zhang, who owns a 46.28% equity interest in Sunity Beijing.

On April 1, 2010, Sunity WFOE entered into contractual agreements with Sunity Beijing and its equity owners, pursuant to which Sunity Beijing agreed to transfer certain employment relationships with certain personnel to Sunity WFOE and Sunity WFOE agreed to provide research and development services and business operation services to Sunity Beijing. Through these contractual arrangements, Sunity WFOE also has the ability to effectively control Sunity Beijing’s daily operations and financial affairs, appoint senior executives and decide on all matters subject to shareholders’ approval. As a result of these contractual arrangements, Sunity Cayman, the parent company of Sunity WFOE, is considered to be the primary beneficiary of Sunity Beijing and Sunity Beijing is a variable interest entity, or VIE, of Sunity Cayman under U.S. GAAP. Accordingly, Sunity Cayman consolidates Sunity Beijing’s financial results, assets and liabilities in its financial statements. Sunity Beijing is considered our predecessor company. Since both Sunity Cayman and Sunity Beijing are under common control, Sunity Cayman’s financial statements will reflect this reorganization as a transaction under common control and will be prepared as if the reorganized corporate structure had been in existence throughout all the periods presented. If Sunity Beijing and/or its equity owners breach the contractual arrangements with us, Sunity Cayman may not be able to continue to effectively control Sunity Beijing’s operations and remain to be its primary beneficiary. In such case, Sunity Cayman would have to rely on legal remedies under PRC law, which may not always be effective, particularly in light of uncertainties in the PRC legal system. See “Risk Factors — Risks Related to Doing Business in China — Uncertainties with respect to the PRC legal system could adversely affect us.”

In the opinion of Shanghai Hui Kun Law Firm, our PRC counsel, (i) the ownership structure and the business and operation model of each of Sunity WFOE and Sunity Beijing are in compliance with all existing PRC laws and regulations, and (ii) each contract under Sunity WFOE’s contractual arrangements with Sunity Beijing and its shareholders is valid and binding, and will not result in any violation of PRC laws or regulations currently in effect.

Corporate Structure

The chart below illustrates our corporate structure as of the date of this prospectus.

As of the date of this prospectus, the shareholders of Sunity Beijing and Sunity Cayman are identical. Upon the consummation of this offering, while the shareholders and share ownership in Sunity Beijing will remain unchanged, the shareholders of Sunity Cayman will increase to include members of the public who purchase our ordinary shares in this offering.

Contractual Arrangements with Sunity Beijing and its Equity Owners

Under PRC law, each of Sunity WFOE and Sunity Beijing is an independent legal person and neither of them is exposed to liabilities incurred by the other party. Other than pursuant to the contractual arrangements between Sunity WFOE and Sunity Beijing, Sunity Beijing does not transfer any other funds generated from its operations to Sunity WFOE. Sunity WFOE’s relationships with Sunity Beijing and its equity owners are governed by the following contractual arrangements entered into on April 1, 2010.

Exclusive Collaboration Agreement

Under the Collaboration Agreement executed between Sunity WFOE and Sunity Beijing, (1) Sunity WFOE grants Sunity Beijing an exclusive license within China to all of the computer programs relating to online gaming developed by Sunity WFOE in consideration for an annual royalty fee to be paid by Sunity Beijing equal to ten percent of Sunity Beijing’s revenues; (2) Sunity WFOE has the exclusive right to provide Sunity Beijing with technical support for the marketing operation and maintenance of the online games in exchange for yearly service fees, which will be determined on an arms-length and reasonable basis based on the costs and expenses incurred by Sunity Beijing and Sunity WFOE, and (3) Sunity WFOE will provide Sunity Beijing with management consulting services on an exclusive basis in exchange for yearly service fees which will be determined on an arms-length and reasonable basis based on the costs and expenses incurred by Sunity Beijing and Sunity WFOE. Sunity WFOE will retain all the intellectual property rights associated with anything developed under the terms of this agreement.

If Sunity Beijing fails to pay Sunity WFOE its fees pursuant to this agreement, then interest shall accrue on any amounts owed by Sunity Beijing to Sunity WFOE at a daily rate of 0.015% until such payment is made in full. In the event that Sunity Beijing fails make any payment due to Sunity WFOE within 30 days from the date on which such payment is due, then Sunity WFOE shall be entitled to exercise its rights under the Share Pledge Agreement (as described in more detail below) and require the equity owners of Sunity Beijing to transfer their equity interests in Sunity Beijing to Sunity WFOE. In addition, if Sunity Beijing is in breach of exclusivity provisions of this agreement, then Sunity Beijing shall be required to pay Sunity WFOE a fee equal to twice the amount of the service fees that would have been payable to Sunity WFOE had Sunity Beijing not used the services of another party.

This agreement is effective until April 1, 2030. Sunity WFOE has the sole discretion to renew the agreement for 20 years following the termination date.

Business Operation Agreement

Under the business operation agreement among Sunity WFOE, Sunity Beijing and the shareholders of Sunity Beijing, Sunity WFOE has agreed to provide guidance and advice on Sunity Beijing’s daily operations and financial management systems. The shareholders of Sunity Beijing must elect the candidates recommended by Sunity WFOE as Sunity Beijing’s directors, and procure the appointment of Sunity Beijing’s senior executives as per Sunity WFOE’s designation. Moreover, Sunity Beijing and its shareholders agree that without the prior consent of Sunity WFOE, Sunity Beijing will not engage in any transactions that could materially affect the assets, business, personnel, rights, liabilities or operations of Sunity Beijing, including incurrence or assumption of any indebtedness of more than RMB4,000,000 ($586,000), sale or purchase of any assets or rights, incurrence of any encumbrance on any of its assets or intellectual property rights in favor of a third party, amendment of its memorandum and articles of association, or change of its normal operation procedures.

This agreement is an integrated part of the Exclusive Collaboration Agreement entered into by Sunity WFOE and Sunity Beijing. The compensation of the services provided by Sunity WFOE under this Agreement is included in the compensation paid by Sunity Beijing to Sunity WFOE pursuant to the Exclusive Collaboration Agreement.

This agreement also provides that if either Sunity Beijing or its shareholders breach this agreement, then Sunity WFOE will be entitled to terminate all of the other agreements between itself, Sunity Beijing and Sunity Beijing’s shareholders. In addition, Sunity Beijing shall indemnify Sunity WFOE. Alternatively, Sunity WFOE shall be entitled to exercise its rights under the Share Pledge Agreement (as described in more detail below) and require the equity owners of Sunity Beijing to transfer their equity interests in Sunity Beijing to Sunity WFOE.

This agreement is effective until March 31, 2030. Sunity WFOE has the sole discretion to renew the agreement for another 20 years.

Purchase Option Agreement

Under the purchase option agreement among the shareholders of Sunity Beijing and Sunity WFOE, the shareholders of Sunity Beijing irrevocably granted Sunity WFOE or its designee an exclusive purchase option to acquire, at any time, the entire portion of Sunity Beijing’s equity interest held by each shareholder of Sunity Beijing, or any portion thereof, to the extent permitted by PRC law. The purchase price for the shareholders’ equity interests in Sunity Beijing shall be the lower of (i) RMB 500,000 ($73,000), and (ii) the net asset value of the Company. In case the lowest price permitted by PRC Law to be determined at the time of exercise is higher than the lower price of the above (i) and (ii), then the purchase price shall be the lowest price permitted by PRC Law.

Sunity WFOE or its designee has sole discretion to decide when to exercise the option. If Sunity WFOE (or any eligible party designated by Sunity WFOE) elects to purchase a portion of the share equity of Sunity Beijing, the exercise price for such partial exercise of the option shall be a pro rata portion of the total price calculated in accordance with relevant clause of this Agreement.

The shareholders of Sunity Beijing further agree that before Sunity WFOE acquires all the equity of Sunity Beijing by exercising the option, the shareholder of Sunity Beijing shall not, without obtaining prior written consent of Sunity WFOE, (1) increase or decrease the registration capital and/or total investment of Sunity Beijing; (2) permit Sunity Beijing to sell, transfer, pledge or dispose Sunity Beijing’s assets or any equity interests relevant to Sunity Beijing’s revenue; (3) create any encumbrance based on the equity and/or assets; (4) cause Sunity Beijing’s board of directors and/or shareholders’ meeting to adopt any resolution on distributing dividends to its shareholders; or (5) terminate, liquidate or dissolve Sunity Beijing.

If any of the shareholders of Sunity Beijing ceases to be a shareholder of Sunity Beijing either with the prior written consent of Sunity WFOE or due to applicable law, that shareholder shall cause its respective successor(s) to agree in writing that it will fulfill the rights and obligations provided hereunder.

Share Pledge Agreement

Under the share pledge agreement among the shareholders of Sunity Beijing and Sunity WFOE, the shareholders of Sunity Beijing pledged all of their equity interests in Sunity Beijing to Sunity WFOE to guarantee Sunity Beijing’s performance of its obligations under the Exclusive Collaboration Agreement and the Business Operation Agreement. Pursuant to the terms of this agreement, in the event that either Sunity Beijing or its equity owners is in breach of either the Exclusive Collaboration Agreement or the Business Operation Agreement, then Sunity WFOE shall be entitled to require the equity owners of Sunity Beijing to transfer their Equity interests in Sunity Beijing to it.

Power of Attorney

Each shareholder of Sunity Beijing has executed an irrevocable power of attorney to appoint the authorized personnel of Sunity WFOE as its attorney-in-fact to exercise all of its rights as equity owner of Sunity Beijing, including (1) the right to decide whether to pledge or transfer the shares held by the shareholders of Sunity Beijing to any third party; (2) the voting rights at shareholders’ meetings; (3) the right to dispose of any equity interests coupled with the shares held by the shareholders of Sunity Beijing; (4) the right to appoint the director(s) and the senior management of Sunity Beijing; (5) the right to make decisions on the transactions that involve: (a) the incurrence or assumption of any indebtedness of more than RMB 100,000 ($15,000); (b) the sale or purchase of any assets or rights; (c) the incurrence of any encumbrance on any of its assets or intellectual property rights in favor of a third party; (d) an amendment of its memorandum and articles of association; or (e) a change of its normal operation procedures.

The Power of Attorney will remain in effect and cannot be terminated unless and until all of the equity interests held by the shareholders of Sunity Beijing have been transferred to Sunity WFOE or any third party designated by Sunity WFOE in writing.

Corporate History of Sunity Beijing

Sunity Beijing, a PRC limited liability company, was established in 2006. In July 2007 Sunity Beijing entered into a series of standard variable interest entity, or VIE agreements, including an exclusive technical services agreement, with Sunitech (Beijing) Information Technology Co., Ltd., or Taize, a wholly owned entity of Sunity PLC, an entity which our chief executive officer, Fan Zhang, was the chief executive officer and a 26.5% shareholder. Pursuant to the exclusive technical services agreement Taize agreed to provide Sunity Beijing with certain technical services for the operation of value-added communication services in exchange for which Sunity Beijing agreed to pay Taize 95% of the annual net profits of Sunity Beijing. As a result of these VIE agreements, Sunity PLC, the parent company of Taize, was considered to be the primary beneficiary of Sunity Beijing and Sunity Beijing was considered to be a VIE of Sunity PLC.

In February 2008, Sunity PLC had its shares approved for listing on the PLUS market. However, no Sunity PLC shares were ever sold on the PLUS market to any outside shareholders. On March 30, 2009, Sunity Beijing and Taize terminated all of the VIE agreements including the exclusive technical services agreement. As a result, effective April 1, 2009, Sunity Beijing was no longer a VIE of Sunity PLC. As of the date of this prospectus, Sunity Beijing is not under any obligation to make any payments to Taize. In January 2010, Sunity PLC delisted its shares from the PLUS market. In June 2010, Sunity PLC was dissolved.

OUR BUSINESS

Business Overview

We are a rapidly growing online game developer and operator in China. Our net income for the fiscal years ended on March 31, 2010, 2009 and 2008 was $3,886,085, $2,868,985 and $1,869,854, respectively, representing an increase in net income of 35% and 53% in each of the years ended March 31, 2010 and 2009, respectively. Our net income for the six months ended September 30, 2010 and 2009 was $2,735,391 and $1,831,609, respectively, representing an increase in net income of 49%. We currently develop game systems and operate game websites and plan to begin developing games for wireless devices such as mobile telephones in the near future. We have a leading position in the casual games market, as well as the role playing games market, as measured by the popularity of our games, Qihang Game, or QHG and Han Dynasty Game, or HDG. According to iResearch, QHG is one of the “Top 10” outstanding cards and chess game for the year 2010 and HDG is one of the “Top 15” new Webgames for the year 2010.

We developed and operate three game websites: QHG, HDG and HCG. QHG is a client-end game/Webgame website featuring card and chess games. HDG is a role playing game, or RPG, that innovatively combines the real history of the Han Dynasty with the players’ action in specific scenes which simulate the way of life during the Han Dynasty. HCG is a social networking service where players play online games involving communications with other players to enhance their social relationships. We also have four new Webgames in the pipeline, all of which we are developing in-house. Each of these games, Three Kingdom Illation, or TKI, Immortal Navigator, or NVT, Space War Game, or SWG and In Search of Supernatural, or ISS, are RPGs. We expect to begin open beta testing of TKI and ISS in December, 2010, NVT in the middle of 2011 and SWG in February, 2012.

We use a time-based revenue model for QHG, where players are charged based on the amount of time they spend playing the game. We use an item-based revenue model for HDG, where players play the games for free, but they are charged for purchases of in-game items, such as performance enhancing items, clothing, accessories and pets. We distribute prepaid game tokens to players in China through a network of nationwide distributors, who sub-distribute the game tokens to numerous retail outlets, including Internet cafes, various websites, news stands, software stores, book stores and retail stores.

We have a dedicated product development team that helps us identify market trends and user preferences. Based on feedback from our players, we launch new virtual items to maintain game players’ interest.

Industry Background

Overview

According to the China Internet Network Information Center, or CNNIC, in June 2008, China surpassed the United States as having the largest population of Internet users in the world.

According to a study we commissioned by iResearch Consulting Group, a leading Chinese Internet research and consulting firm that provides in-depth study of consumer behavior in internet, media, e-commerce, online games, wireless value-added services and other new economy fields, as of December 31, 2009, the number of Internet users in China had reached 384 million, an increase of 28.9% compared with December 31, 2008, and is expected to grow to approximately 590 million by 2012. Within the China Internet market, online games has been a fast growing segment and one of the most popular activities for Internet users.

According to iResearch, China’s online game players reached 265 million in 2009, and generated revenues of RMB27.06 billion ($3.96 billion), representing a 30% increase over game revenues generated in 2008. China’s online game revenues are expected to continue to grow to RMB49.50 billion ($7.25 billion) in 2012, representing a compound annual growth rate, or CAGR, of 29.4% from 2007 to 2012. The number of China’s paying online game players is expected to grow from 57 million in 2007 to 143 million in 2012, representing a CAGR of 20.2%.

The table below sets forth the projected growth of the online game industry in China.

	2007	2008	2009	2010E	2011E	2012E	CAGR (2007 – 2012)
Size of Internet users (in millions)	210.0	298.0	384.0	460.0	530.0	590.0	22.95%
Size of online game players (in millions)	125.0	187.0	265.0	327.0	392.0	448.0	29.08%
Size of paying online game players (in millions)	57.0	80.0	97.0	113.0	127.0	143.0	20.20%
Paying online game player penetration (%)	45.5%	43.0%	36.8%	34.7%	32.5%	31.8%	(6.91)%
Online game revenues (RMB in billions)	13.65	20.78	27.06	33.80	41.00	49.50	29.39%
Online game revenues ($ in billions)	2.00	3.04	3.96	4.95	6.01	7.25	29.39%

Source: iResearch.

Types of Online Games

Online games can generally be classified into two categories: MMORPGs and casual games.

•	MMORPGs: MMORPGs, which stands for massively multi-player online role-playing games, allow hundreds of thousands of game players to simultaneously play and interact in a virtual game world, and generally involves game players assuming specific roles or characters in the game. MMORPGs are continuous, with no ending to the game story, and evolve even when the game player is not playing. These games enable game players to create and control characters that accumulate and develop personalized experience, skills and game attributes by exploring the game world, completing tasks and interacting with other game players or network-operated “non-playing characters.” Due to these characteristics, MMORPG players can spend a significant amount of time playing these games and tend to have a high degree of loyalty to the games.
•	Casual Games: Casual games have relatively simple content and provide limited interaction among game players. Generally, these games are played individually or involve fewer than ten game players that simultaneously play and interact. Casual games are session-based, so games can be played to conclusion within a period of time. Popular casual games include various sports games, such as soccer and car racing, music games and others such as blackjack, poker, chess and puzzles.

MMORPGs are currently the dominant type of online game in China. According to iResearch, revenues from MMORPGs in China reached RMB21.49 billion ($3.15 billion) in 2009, representing an increase of 28% over 2008, and accounted for 79.4% of China’s online games revenues in 2009.

The following table sets forth iResearch’s forecast of revenues generated from MMORPGs and casual games in China from 2007 to 2012.

China Online Game Forecast by Type of Online Game

	2007	2008	2009	2010	2011	2012	CAGR (2007 – 2012)
MMORPGs (RMB in billions)	11.25	16.80	21.49	26.70	32.31	38.91	28.2%
MMORPGs ($ in billions)	1.65	2.46	3.15	3.91	4.73	5.70	28.2%
Market share (%)	82.4	80.8	79.4	79.0	78.8	78.6	(.09)%
Casual games ($ in millions)	294.1	455.9	561.8	639.7	688.2	866.2	24.1%
Market share (%)	14.7	14.9	14.1	12.9	11.4	11.9	(4.1)%

Source: iResearch

Game players typically pay to play games following either a “time-based” or “item-based” revenue model.

•	Item-based: Under the item-based revenue model, game players can play games for free, but may choose to pay for virtual items and other add-on services provided by game operators to enhance the game-playing experience.
•	Time-based: Under the time-based revenue model, game players are required to pay for online games based on the amount of their playing time.

On the other hand, most online casual games are either entirely free to play or require game players to pay a one-time fee to purchase game software in order to play, although some casual games are beginning to adopt either a “time-based” or “item-based” revenue model as well.

The time-based revenue model had been the traditional revenue model for online games. In recent years, due to their more flexible payment option and scalable nature from the potentially unlimited number of virtual items that can be sold in each game, the item-based revenue model has become increasingly popular among game players and game operators in China compared to the time-based revenue model. As a result, the item-based revenue model has experienced wide-spread adoption among China’s online games.

According to iResearch, most of the new online games launched in 2009 adopted the item-based revenue model. In addition, revenues from item-based online games reached RMB16.51 billion ($2.42 billion), or 61.0%, of China’s total online game revenues in 2009, overtaking the time-based revenue model as the dominant revenue model for online games. This trend is expected to continue, with revenues from item-based online games forecasted to reach RMB31.68 billion ($4.64 billion), or 64.0% of total online game revenues in 2012. The following table sets forth iResearch’s forecast of revenues generated from item-based online games and time-based online games in China from 2007 to 2012.

China Online Game Forecast by Revenue Model

(2007 – 2012)	2007	2008	2009	2010	2011	2012	CAGR
Time-based model (RMB in billions)	4.64	6.44	7.58	8.45	9.84	11.39	19.7%
Time-based model ($ in billions)	0.68	0.94	1.11	1.23	1.44	1.67	19.7%
Market share (%)	34.0%	31.0%	28.0%	25.0%	24.0%	23.0%	(7.5)%
Item-based model (RMB in billions)	7.10	11.84	16.51	20.96	25.83	31.68	34.90%
Item-based model ($ in billions)	1.04	1.73	2.42	3.07	3.78	4.64	34.90%
Market share (%)	52.0%	57.0%	61.0%	62.0%	63.0%	64.0%	4.20%

Source: iResearch

Key Characteristics of the Online Game Market in China

Growing Popularity of Online Games Developed by Chinese Game Developers

Online games developed by Chinese domestic game developers tend to be more popular among online game players in China. In 2009, they occupied 60.8% of China’s online game market in terms of revenue, according to iResearch. As these games often incorporate Chinese themes in their storylines, such as martial arts, Chinese legends and folklores, they appeal to Chinese game players. Licensing abroad of online games developed by Chinese game developers has also proven successful, and such games are gradually gaining recognition in overseas markets. The PRC government has also issued policies and adopted various measures to support the growth of locally-developed online games, such as the “China Homegrown Online Game Publication Project” promoted by GAPP.

Dramatic growth of the Webgame Market

According to iResearch, the total revenues generated by Chinese Webgames in 2009 reached RMB999 million ($146 million), representing an increase of 97.2% compared with revenues generated by Chinese Webgames in 2008. Revenues generated by Webgames in China have increased 1000% in the last three years. It is estimated that the growth rate of Webgame revenues will continue to stay above 20%. It is projected that revenues generated from Webgames in China will reach RMB30 billion ($4.40 billion) by 2013.

According to iResearch, there were 9 million Webgame players in China in 2008 and 15.5 million in 2009. It is estimated that the number of the Webgame players in China will increase by at least 5 million for the next three consecutive years. It is further estimated that the number of the Webgame players in China will reach 32 million by 2013.

Increasingly Competitive Market Dynamics

The online game market in China has become increasingly competitive. The large number of online games on the market has placed significant pressure on the cost of developing and marketing new online games, and the large number of online game developers has intensified competition for talent. To lower cost and attract talent from different places, certain large online game developers have established research and development centers in cities and regions outside of the relatively developed and high cost cities such as Beijing, Shanghai and Guangzhou. However, despite this crowded marketplace for online games in China, certain hit games have been able to stay popular for several years. To extend the lifespan of their games, online game developers and operators have employed various strategies, including closely monitoring user preferences, applying innovative promotion strategies, introducing frequent updates and providing more comprehensive updates with expansion packs to existing games. Due to these changing market dynamics, operators with access to large game player bases or strong capitalization generally have a competitive advantage. In the first quarter of 2010, the top ten online game companies occupied 89.2% of China’s online game market share, according to iResearch.

Our Competitive Strengths

We are a fast growing Chinese gaming company with a leading position in the casual games and Webgames market in China

We are a rapidly growing online game developer and operator in China. Our net income for the fiscal years ended on March 31, 2010, 2009 and 2008 was $$3,886,085, $2,868,985, $1,869,854, respectively, representing in increase in net income of 35% and 53% in each of the fiscal years ended March 31, 2010 and 2009, respectively. Our net income for the six months ended September 30, 2010 and 2009 was $2,735,391 and $1,831,609, respectively, representing an increase in net income of 49%. We currently develop game systems and operate game websites and plan to begin developing games for wireless devices such as mobile telephones in the near future. We have a leading position in the casual games market, as well as the role playing games market, as measured by the popularity of our online games, QHG, HDG and HCG. According to iResearch, QHG is one of the “Top 10” outstanding cards and chess games for the year 2010 and HDG is one of the “Top 15” new Webgames in China for the year 2010.

100% in-house developed software

We are among few Chinese gaming companies who independently developed their whole gaming system, from the underlying gaming engines to the user interface. In the last two years, we developed QHG and HDG. We have developed, tested and refined a modularized game development platform (“MGDP”) that provides strong expansion capacity where the new game features can be seamlessly docked in the existing game system. As a result, the contents of the games can be unlimitedly developed without impacting the game operation and the underlying database.

We possess a variety of intellectual property of our gaming software. For further information, see “Intellectual Property.”

Extensive Nationwide Distribution and Marketing Networks

We manage nationwide distribution and marketing networks in China. Our distribution network is composed of over 172 distributors as of September 30, 2010 and extends across almost all provinces in China, through which we carry out marketing and promotional activities throughout China, enabling us to reach a wide target audience and to introduce our games to new players.

Experienced Management Team

Our management team has extensive experience in China’s information technology industries and capital markets, which we believe enables it to effectively develop, operate market and support high-quality games. For further information of the experience of our management, see “Management.”

Our Strategy

Further Expand and Diversify Our Game Portfolio by self-development and strategic acquisitions

We plan to continue to develop and launch new games on a regular basis. In addition to our two games currently on the market, we are developing three more casuals that we target to launch in 2010. Moreover, we intend to selectively acquire complementary online game businesses, particularly early stage game development studios in China, to broaden our game formats, expand our development team and obtain access to other valuable resources. Our target in the long run is to establish a comprehensive game portfolio catering to all of the major market segments and player demographics.

Enhance Social Networking Features to Attract New Players and Increase Player Loyalty

In order to attract new players and to increase the loyalty of our current users, we intend to enhance the range and quality of our game-related services and provide additional social networking features. For instance, QHG and HCG have been positioned as social network society, or SNS, websites compared with traditional casual websites. The relationship of the players are developed by the games but improved by many SNS features, such as Blogs, instant messages and personal exhibitions. We will focus on expanding our online community by strengthening communication and interaction within our player base.

Develop Webgame for mobile devices under the 3G protocol

As of September, 2009, China had over 700 million mobile users. By 2015, 300 million mobile users are expected to use 3G mobile devices. The casual Webgame on 3G mobile devices will appeal to all players as the mobile game could be “playing anywhere, playing anytime.”

We are developing HCG and QHG on both PC browser platform and mobile platform. For each of these versions, the underlying game engines and major algorithm remain the same. The only difference exists in the user interface and some of its functions. It takes only approximately 4 weeks to develop a PC browser Webgame into a mobile game. We anticipate that players will be able to use the same account to play our games on either platform.

We plan to develop most of our Webgames on both PC browser platform and mobile platform. Promoting our mobile games will be one of our critical strategies when the telecommunication infrastructure in China is better developed.

Products and Services

We currently operate three game websites: QHG, HDG and HCG, all of which were developed in house. QHG, HDG and HCG were officially presented online in May, 2008, October, 2009 and September, 2010 respectively. Set out below is detailed information of our games currently in operation.

Sunity Game Portfolio
Name of the Game	Type	Time online	Revenue Model
Qi Hang Game Website (QHG)	Client-end game (SNS game)	May, 2008	Time-based revenue
Han Dynasty Game (HDG)	Webgame (RPG game)	October, 2009	Item-based revenue
Happy Canyon Game (HCG)	Webgame (SNS game)	September, 2010	Item-based revenue

Qi Hang Game Website (QHG):  QHG, a client-end game / Webgame website, previously known as Dream Game or DG, is the cards and chess game we developed. It adopts the most advanced algorithm to develop the underlying platform and game engines which enhance the platform’s expansion capacity. Users can choose to either install client-end software to be benefited from faster access or play Webgames without installing client-end software. The players from client-end software can interactively play against the players accessing the Webgames from the web site directly. QHG provides 27 games to its 4 million registered players. In QHG, most of the revenues are generated from a time-based model. The players pay service fees to us when they join the game. In order to attract players and encourage competition among players, the winner of each game is rewarded merit points to distinguish themselves from the other players. The merit points can also be used to purchase performance-enhancing items, accessories and products in our online shops.

Han Dynasty Game (HDG):  HDG is our first strategic Webgame. The stories of HDG take place in the historic period of the Han Dynasty (206 B.C.-24 A.D.). HDG provides the players with a variety of game roles to act as. The players can fight against or associate with other players under the background of Han Dynasty. HDG innovatively combines the real history with the players’ action, where the players can simulate and experience the way of life 2000 years ago and enhance their history knowledge. HDG, targeting the strategic game fans between the ages of 18 and 40, began operating in October 2009. In HDG, all of our revenues are generated through the item-based revenue model, under which players can participate in the game for free, but are charged for purchases of in-game items, such as performance-enhancing items, clothing, accessories and pets. In addition, we will grant them some game tokens.

Happy Canyon Game (HCG):   HCG is our first in-house developed SNS game, where the users can enjoy interactive casual Webgames. We believe that our target player for HCG will be players between the ages of 18 and 45, including university students and white collar workers. As a large-scale multiple-player interactive platform, HCG integrates Webgame competition and group forums, an achievement system to provide users with a one-stop social and entertainment website. The casual Webgames on HCG are interesting, friendly, relaxed and session-based, as compared with intense and time-consuming MMORPGs. The players will interact and enhance relationships with their friends in the casual games. We began to operate HCG in September, 2010.

All of our games are operated in compliance with PRC law. However, there is no guarantee that players of our games will not use our games for prohibited purposes which are beyond our control, such as for gambling. While we have developed a monitoring and reporting system that is intended to recognize and disable the accounts of players whom we suspect are using our games for prohibited purposes, we cannot guarantee that such monitoring and reporting systems will be effective in combating all prohibited uses of our games. If it is found that players are using our games for prohibited activities, such as gambling, it may give rise to an investigation of our company, which could lead to, among other things, an interruption of our business and/or damage to our reputation.

Distribution and Marketing

We distribute our physical and virtual prepaid game tokens to players in China through a variety of channels, consisting primarily of a network of third-party distributors of our virtual cards. We also sell online credits through our own proprietary SP system.

To market our games, we employ approximately 200 liaison personnel in different provinces in China. The fees for certain costs incurred in connection with the marketing of our games are paid for by the third-party distributors of our virtual cards. In exchange therefore, we provide the third-party distributors with a discount on the prepaid game tokens. We call this the “pay for sales performance” model and in this way, we are able to minimize our marketing costs.

Seasonality

During and around school holidays and public holidays in China, we typically experience decreases in our average concurrent users and peak concurrent users, but we do not expect such decreases to have a significant impact on our revenues.

Customers

Our typical customers are the players between the ages of 18 and 45 who are university students and professionals. Those players developed their interest in playing games with MMORPGs when they were younger. When they enter higher education institutions and professional communities, they have less time to spend on the intensive and time-consuming MMORPGs. As a result, they switch to more social and relaxed casual games and Webgames. We believe that our target market is customers with better ability to consume our products compared to the MMORPGs players due to their social and financial conditions.

Our Pipeline

We have four new Webgames in the pipeline, Three Kingdom Illation, or TKI, Space War Game, or SWG, In Search of Supernatural, or ISS, and Immortal Navigator, or NVT, which we are developing in-house. We intend to operate each of these games using the item-based revenue model.

Sunity Game Pipeline
Name of the Game	Type	Planned Time online	Revenue Model
You Xi Game (YXG)	Webgame (SNS game)	October, 2010	Item-based revenue
Three Kingdom Illation(TKI)	Webgame (RPG game)	November, 2010	Item-based revenue
In Search of Supernatural (ISS)	Webgame (RPG game)	December, 2010	Item-based revenue
Immortal Navigator (NVT)	Webgame (RPG game)	June, 2011	Item-based revenue
Space War Game (SWG)	Webgame (RPG game)	February, 2012	Item-based revenue

Three Kingdom Illation (TKI):  TKI is adapted from the popular Chinese history — Three Kingdom. Different from other games from the same history period, it is a funny carton-style game rather than a martial arts game. We plan to develop lovely cartoon features in this game in order to appeal to more female players. TKI will be a relaxed and sociable community with the balance of the proportion of male to female players. We expect to begin open beta testing of TKI in November, 2010.

In Search of Supernatural (ISS):  ISS is adapted from a popular Chinese novel collection — In Search of Supernatural written by Yubao, an ancient writer. ISS is a funny carton-style game which is based on ancient Chinese legends. It is positioned to be a Chinese version of “World of War Craft” intended to appeal to students and young professionals who enjoy playing American-style RPGs and fighting games. We expect to begin open beta testing of ISS in December, 2010.

Immortal Navigator (NVT):  NVT is a knowledge-based game edited from the well-known Chinese real history — “Zhen He’s Navigation to the West Pacific Ocean.” (AD 1415-1433) Admiral Zhen He was the greatest navigator in Chinese history and he led seven large navigation expeditions, which brought Chinese influence and ideas to the coastal peoples of Asia, India, Arabia and Africa. We will combine a lot of geography knowledge and culture stories in this game to interest those players who want to absorb knowledge, as well as enjoy the games. We expect to begin open beta testing of NVT in the middle of 2011.

Space War Game (SWG):  SWG is a science fiction game that takes place in the year 2012. In this game, aliens from the fictional planet Xinga invade the Earth and battle with humans. The game portrays a fierce battle which is specially designed for game players who enjoy U.S.-style fictional games. We expect to begin open beta testing of SWG in February, 2012.

Competition

We compete principally with the following three tiers of competitors in China:

First Tier:  Public gaming companies. As of January 1, 2010, there are 9 Chinese gaming companies listed in U.S. and H.K. capital market. All of them are operating MMORPGs. Most of them have over 100 million RMB in terms of revenue. These companies include Giant Interactive Group Inc., Shanda Games Ltd. and Perfect World Co. Ltd.

Second Tier:  Leading gaming companies in a specific sector. Those gaming companies usually have at least one very successful game in the casual sector, cards and chess game sector or MMORPGs. They also usually have stable revenue of at least RMB 10 million, such as Shenzhen Zhongqingbao Network Technology Ltd.

Third Tier:  Developing gaming companies with experienced management or self-developed games that have been operating for a relatively short period.

We are positioned in the second tier of Chinese gaming companies in terms of the variety of the gaming products, growth, revenue and profit.

Our games are currently competing with, among others, the following Webgames in China:

•	The Magnate, developed and operated by UWan.com, Inc.;
•	Ming Dynasty, developed and operated by XunWan.com Inc.;

•	Three Passionate Kingdoms, developed and operated by Joyport Ltd.; and
•	Tan-tan-tang, developed and operated by 7 Road Ltd.

Our existing and potential competitors may compete with us in marketing activities, quality of online games, and for our distribution network. For a discussion of risks relating to competition, see “Risk Factors — The market in which we compete is highly competitive and competitive pressures from existing and new companies may have a material adverse effect on our business, financial condition and results of operation.”

Intellectual Property

We regard our proprietary software, domain names, copyrights, trade secrets and other intellectual property as critical to our success. We rely on copyright law, trade secret protection, non-competition and confidentiality and/or license agreements with our employees, customers, partners and others to protect our intellectual property rights. Our employees are generally required to enter into agreements under which they undertake to keep confidential all information related to our methods, business and trade secrets during and for a reasonable time after their employment with us. In addition, we fragment our source codes so that no one employee, other than the Chief Technology Officer and project leaders, have access to our entire source codes for a game. Product development personnel are only given access to the specific portions of the source codes that they need to work with at a particular time. In addition, all of the computers used by our game development personnel are closed circuit and do not have access to the Internet, so that we can protect our source codes and other proprietary information from being emailed out of our closed circuit system and misappropriated. However, we cannot guarantee that our measures to protect our intellectual property are sufficient. See “Risk Factors — Risks Related to Our Business and Our Industry — We may need to incur significant expenses to enforce our proprietary rights, and if we are unable to protect such rights, our competitive position could be harmed.”

We are the registered owner of 8 software copyrights in China, which are set out below. Each of which we have registered with the State Copyright Bureau of China.

No.	Name of the Software	The Registration No.	Date of Issuance
1	Super Landlord Chess Platform	2010SR016996	April 16, 2010
2	Dream City Virtual Community Game Platform Software	2010SR017196	April 19, 2010
3	Youxi Game Platform Software	2010SR017197	April 19, 2010
4	Three Kingdom Illation Platform Software	2010SR016995	April 16, 2010
5	Youxi Webgame Platform Software	2010SR017281	April 19, 2010
6	Happy Canyon Game Platform Software	2010SR017171	April 19, 2010
7	Han Dynasty Game Platform	2010SR015161	April 7, 2010
8	Dream Cards and Chess Game Platform Software	2010SR017328	April 19, 2010

We own the rights to 16 domain names that we use in connection with the operation of our business, including our official Sunity website, www.sunity5.com.

We currently do not own, nor do we plan to apply for, any intellectual property protection in any countries other than the PRC. We will consider applying for intellectual property protection in countries other than the PRC in the future, as the needs of our business dictate.

We plan to apply for the registration of all of our new software copyrights when each is completed. However, we cannot assure you that we will be able to obtain the software copyrights that we have applied for. See “Risk Factors — Risks Related to Our Business and Our Industry — We may need to incur significant expenses to enforce our proprietary rights, and if we are unable to protect such rights, our competitive position could be harmed.”

Property, Plant, and Equipment

Our principal executive offices are located on premises comprising 400 square meters in an office building in Beijing, China. Our research & development center and marketing department are located on premises comprising of 680 square meters in an office building in Xi’an, China. We lease all of our premises from unrelated third parties at an aggregate monthly rent of $8,600 (RMB 60,000), with a term until December 2010.

We believe our existing facilities are adequate for our current requirements. As our workforce expands, however, we may need additional office space, which we believe can be leased on commercially reasonable terms.

Research and Development

We are one of few gaming companies that began to develop and operate casual Webgames as early as in 2007. We have strong product and technology development capabilities that have enabled us to develop a leading proprietary technology platform. Our Xian-based and Beijing-based product development team consists of over 90 software engineers, platform engineers and media specialists, most of whom have extensive experience in developing games that appeal specifically to Chinese players.

We believe that our success is also attributable to our strong “player first” culture and our ability to constantly enhance and update our game features and tailor our games to our players’ preferences. We respond to the players’ feedback promptly and make real-time updates on the game features if we find the players’ opinion is appropriate.

Employees

At September 30, 2010, we had 344 employees, including 149 in our technology department, 172 in marketing department, and 23 in administration department. None of our employees are represented under collective bargaining agreements.

We had an average of 184, 388, and 351 employees in the years ending March 31, 2008, 2009, and 2010, respectively. The following table sets forth the average number of our employees in each of our areas of operations and a percentage of our total workforce in each of the years ending March 31, 2008. 2009 and 2010, respectively:

	Average Number of Employees for the Years Ending March 31,
	2008		2009		2010
	Employees	Percentage	Employees	Percentages	Employees	Percentages
Technology	113	61%	117	30%	119	34%
Administration	16	9%	16	4%	26	7%
Marketing	55	30%	255	66%	206	59%
Total	184	100%	388	100%	351	100%

Under PRC law, we are required to make contributions to our employee benefit plans, including pension, maternity insurance, medical and unemployment benefit plans and work-related injuries benefit plans. We make contributions to these plans based on specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the respective local government authorities where we operate our business. The following table sets forth the categories of our employee benefit plans and the specified percentages of the monthly basic salary based on which we make contributions to each of these plans.

Benefit Plans	Pension	Medical	Unemployment	Work-related Injuries	Maturities	House Funding
Percentage of the Salary	20%	7%	2%	0.5%	0.5%	10%

We believe we maintain a good working relationship with our employees, and we have not experienced any significant labor disputes or any difficulty in recruiting staff for our operations. Our employees are not covered by any collective bargaining agreements.

Legal Proceedings

We may be subject to legal proceedings, investigations and claims incidental to the conduct of our business from time to time. We are not currently a party to, nor are we aware of, any legal proceeding, investigation or claim which, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or results of operations.

REGULATION

Certain areas related to the Internet, such as telecommunications, Internet information services, international connections to computer information networks, information security and censorship are covered extensively by a number of existing laws and regulations issued by various PRC governmental authorities, including:

•	the Ministry of Industry and Information Technology, or MIIT (formerly the Ministry of Information Industry, or MII);
•	the Ministry of Culture, or MOC;
•	the Ministry of Public Security;
•	the State Administration of Industry and Commerce, or SAIC;
•	the General Administration of Press and Publication, or GAPP (formerly the State Press and Publications Administration, or SPPA);
•	the State Administration for Radio, Film and Television, or SARFT;
•	the State Council Information Office, or SCIO; and
•	the State Administration of Foreign Exchange, or SAFE.

These PRC governmental authorities have issued a series of rules that regulate a number of different substantive areas of our business, which are discussed below.

Telecommunications Laws and Regulations

Among all of the applicable laws and regulations, the Telecommunications Regulations of the People’s Republic of China, or the Telecom Regulations, implemented on September 25, 2000, is the primary governing law, and sets out the general framework for the provision of telecommunication services by domestic PRC companies. Under the Telecom Regulations, it is a requirement that telecommunications service providers procure operating licenses prior to their commencement of operations. The Telecom Regulations draw a distinction between “basic telecommunications services” and “value-added telecommunications services.” Value-added telecommunications services are defined as telecommunications and information services provided through public networks. A “Catalogue of Telecommunications Business” was issued as an attachment to the Telecom Regulations to categorize telecommunications services as basic or value-added. In February 2003, the Catalogue was updated, categorizing online data and transaction processing, on-demand voice and image communications, domestic Internet virtual private networks, Internet data centers, message storage and forwarding (including voice mailbox, e-mail and online fax services), call centers, Internet access, and online information and data search as value-added telecommunications services. The services that we are engaged in are regulated as value-added telecommunications services.

Foreign direct investment in telecommunications companies in China is regulated by the Regulations for the Administration of Foreign-Invested Telecommunications Enterprises, or the FITE Regulations, which were issued by the PRC State Council on December 11, 2001, and became effective on January 1, 2002. The FITE Regulations stipulate that telecommunications enterprises in the PRC with foreign investors, or FITEs, must be established as Sino-foreign equity joint ventures. FITEs can undertake operations in basic telecommunications services and value-added telecommunications services. Under the FITE Regulations and in accordance with WTO-related agreements, the foreign party to an FITE engaging in value-added telecommunications services may hold up to 50% of the equity of the FITE, with no geographic restrictions on its operations. The PRC government has not made any further commitment to liberalize its regulation of FITEs’ operation in the telecommunications industry.

In view of the restrictions on foreign direct investment in the telecommunications sector, we established Sunity Beijing, a variable interest entity, or VIE, to engage in value-added telecommunications services. For a detailed discussion of our VIE, please refer to “Our Corporate History and Structure.”

On December 26, 2001, the MII (renamed as MIIT) promulgated the Administrative Measures for Telecommunications Business Operating Licenses, or Telecom License Measures, to supplement the Telecom Regulations. The Telecom License Measures confirm that there are two types of telecom operating licenses for operators in China (including FITEs), namely, licenses for basic telecommunications services and licenses for value-added telecommunications services. With respect to the latter, a distinction is made as to whether a license is granted for intra-provincial or “trans-regional” (inter-provincial) activities. An appendix to the license will detail the permitted activities of the enterprise to which it was granted. An approved telecommunication services operator must conduct its business (whether basic or value-added) in accordance with the specifications recorded on its Telecommunications Services Operating License, or SP License. Sunity Beijing obtained a value-added SP license with the operation scope of information service in the second value-added telecommunication service issued by the MIIT on September 10, 2009.

On September 25, 2000, the State Council promulgated the Administrative Measures on Internet Information Services, or the Internet Measures. Under the Internet Measures, commercial Internet information service operators must obtain a value-added telecommunications license for Internet information service license, or ICP license, from the relevant government authorities before engaging in any commercial Internet information services operations within the PRC. On November 6, 2000, the MIIT promulgated the Internet Electronic Bulletin Service Administrative Measures, or the BBS Measures. BBS services include electronic bulletin boards, electronic forums, message boards and chat rooms. The BBS Measures require Internet information services operators to obtain specific approvals before providing BBS services. Sunity Beijing obtained an ICP license with electronic bulletin boards service in its service scope issued by Beijing Administration of Telecommunication on June 22, 2009.

On September 1, 2000, the Beijing Administration of Industry and Commerce, or Beijing AIC, issued the Detailed Implementing Rules for the Measures for the Administration of Commercial Website Filings for the Record, to regulate commercial websites. Under the Rules, commercial websites must:

•	file with the Beijing AIC and obtain electronic registration marks; and
•	place the registration marks on their websites’ homepages.

Sunity Beijing has filed its website with the Beijing AIC. The electronic registration mark will be prominently placed on our homepage after registration is obtained.

Online Games and Cultural Products

On December 30, 1997, GAPP issued the Rules for the Administration of Electronic Publications, or Electronic Publication Rules, which took effect on January 1, 1998. These rules were replaced by new Electronic Publication Rules promulgated on February 21, 2008, which took effect on April 15, 2008. The Electronic Publication Rules regulate the production, publishing and importation of electronic publication in the PRC and outline a licensing system for business operations involving electronic publishing. Under the Electronic Publication Rules and other regulations issued by GAPP, online games are classified as a kind of electronic production and publishing of online games is required to be done by licensed electronic publishing entities with standard publication codes. Under the Electronic Publication Rules, if a PRC company is contractually authorized to publish foreign electronic publications, it must obtain the approval of, and register the copyright license contract with, GAPP.

GAPP and the MIIT jointly promulgated the Tentative Measures for Internet Publication Administration, or Internet Publication Measures, on June 27, 2002, which took effect on August 1, 2002 and imposed a license requirement for any company that intends to engage in Internet publishing, defined as any act by an Internet information service provider to select, edit and process content or programs and to make such content or programs publicly available on the Internet. Since the provision of online games is deemed an Internet publication activity, an online game operator needs to obtain an Internet publishing license in order to directly make its online games publicly available in the PRC.

In April, 2010, we applied for an Internet publishing license with GAPP. Due to a lack of interpretative materials from the GAPP, it is unclear how long it will take to obtain the Internet publishing license. See “Risk Factors — Risks Related to Our Structure and Regulations — We do not hold Internet publishing licenses, which are required under PRC regulations, for the games we currently operate due to a lack of interpretative materials from the General Administration of Press and Publication, or GAPP, since our inception. If GAPP later challenges the commercial operation of our games, or if we fail to obtain or renew necessary licenses to commercially operate our games, we may be subject to various penalties, including restrictions on our operations and revocation of Sunity Beijing’s business and/or operating licenses.”

On September 28, 2009, GAPP issued the GAPP Notice. The GAPP Notice states that the foreign investors are prohibited to invest and engage the online games operation service by any forms of WFOE, sino-foreign joint-venture or cooperation. Under this notice, the foreign investors could not actually control and participate in the online games operation service provided by the domestic companies in any indirect forms, such as incorporating other joint-ventures, signing relevant agreements, or providing technical supports.

The GAPP notice further states that all the online games need to be screened by GAPP through the advanced approvals before they are operated online, and any updated online game versions or any change to the online games shall be subject to further advanced approvals before they can be operated online.

Since both QHG and HDG were released online before the GAPP notice was issued on September 29, 2009, it was not clear whether the GAPP notice is applicable to these games. In addition, we are not qualified to apply for advanced approvals, as a precondition for the application is to obtain the Internet publishing license. See “Risk Factors — Risks Related to Our Structure and Regulations — We do not hold Internet publishing licenses, which are required under PRC regulations, for the games we currently operate due to a lack of interpretative materials from the GAPP since our inception. If GAPP later challenges the commercial operation of our games, or if we fail to obtain or renew necessary licenses to commercially operate our games, we may be subject to various penalties, including restrictions on our operations and revocation of Sunity Beijing’s business or operating licenses.”

On May 10, 2003, the MOC issued the Provisional Regulations for the Administration of Online Culture, which took effect on July 1, 2003. This regulation applies to entities engaging in activities related to “online cultural products,” including music and video files, network games, animation features and audiovisual products, performed plays and artwork converted for dissemination via the Internet. Pursuant to this legislation, commercial entities are required to apply to the relevant local branch of the MOC for an Online Culture Operating Permit if they engage in any of the following types of activities:

•	the production, duplication, importation, wholesale, retail, leasing or broadcasting of online cultural products;
•	the dissemination of online cultural products on the Internet or transmission thereof to computers, fixed-line or mobile phones, radios, television sets or gaming consoles for the purpose of browsing, reading, using or downloading such products; or
•	the exhibition or holding of contests related to online cultural products.

On June 3, 2010, the MOC issued the Provisional Regulations for the Administration of Online Games, which takes effect on August 1, 2010. This regulation applies to business activities relating to online game development and operation and virtual currencies issuance and trading. Pursuant to this regulation, the business entities are requested to obtain the Online Culture Operating Permit prior to its online game operation. The game operator needs to file separate application for virtual currencies issuance and trading. Regarding virtual currencies trading, the game operator can only issue virtual currencies in exchange of the service provided by itself rather than trading for service or products for the third parties. The game operator cannot appropriate the advance payment by the players. The game operators are not allowed to provide trading service of virtual currencies to the minors. All the transactions in the accounts shall be kept in records for minimum 180 days.

In February, 2010, the MOC issued an Online Culture Operating Permit to Sunity Beijing, authorizing Sunity Beijing to operate online games and issue virtual currencies. We keep all personal information about the players of our Webgames confidential and do not provide trading services for minors. To comply with the above regulations, we keep all advance payments received from players in a separate account and limit the use of our virtual currencies to our service.

On November 13, 2009, the MOC issued the “Notice on the improvement and strengthening of online game content management,” which called on online game businesses to establish self-discipline mechanism, gradually improve the rules of the game and adjust the product structure. We have organized relevant personnel to implement such improvements to our existing games and our games currently under development in response to this notice.

Software Products Registration

In June 2000, the State Council issued policies “Notice on several policies to encourage the development of software and IC industry” (Guo Fa 2000 No. 18), in the investment and financing policies, tax policy, industrial technology policy, the software export policy, income distribution policy, personnel policy, intellectual property protection and other aspects of the software industry to vigorously support its growth.

On October 27, 2000, the MIIT issued the Measures Concerning Software Products Administration, or Software Measures, to regulate software products and promote the development of the software industry in the PRC. Pursuant to these Software Measures, all software products used or sold in the PRC must be registered with the relevant authorities. In addition, to produce software products in the PRC, a software producer must show that it: (1) possesses the status of an enterprise legal person and computer software must be included in its registered scope of business; (2) has a fixed production site; (3) possesses necessary conditions and technologies for producing software products; and (4) possesses quality control measures and capabilities for the production of software products. Software developers or producers are allowed to sell or license their registered software products independently or through agents. Software products developed in the PRC must be registered with the local provincial government authorities in charge of the information industry and filed with the MIIT. Upon registration, the software products shall be granted registration certificates. Each registration certificate is valid for five years and may be renewed upon expiration. The MIIT and other relevant departments may supervise and inspect the development, production, operation and import and export of software products in the PRC.

On February 20, 2002, the National Copyright Administration promulgated the “Computer Software Copyright Registration Measures” (No. 1), defining the scope of the software, including software copyrights registered in the registration, software licensing contracts and the transfer of exclusive copyright registration of contracts. We have registered all software products which we currently operate.

Information Security and Censorship

Internet content in China is also regulated and restricted from a State security standpoint. The National People’s Congress, China’s national legislative body, enacted a law on December 28, 2000 that makes it unlawful to: (1) gain improper entry into a computer or system of strategic importance; (2) disseminate politically disruptive information; (3) leak State secrets; (4) spread false commercial information; or (5) infringe intellectual property rights. The Ministry of Public Security has promulgated measures that prohibit the use of the Internet in ways which, among other things, result in a leakage of State secrets or distribution of socially destabilizing content. The Ministry of Public Security has supervision and inspection rights in this regard, and we may be subject to the jurisdiction of the local security bureaus. If an ICP license holder violates these measures, the PRC government may revoke its ICP license and shut down its websites.

On May 14, 2004, the MOC issued the Notice Regarding the Strengthening of Network Game Censorship. This notice mandates the establishment of a new committee under the MOC that will screen the content of imported online games. In addition, all imported and domestic online games are required to be filed with the MOC.

On July 12, 2005, the MOC and the MIIT promulgated the Opinions on the Development and Administration of Online Game reflecting the PRC government’s intent to foster and control the development of the online game industry in China. In addition, the MOC will censor online games that “threaten state security,” “disturb the social order,” or contain “obscenity” or “violence.”

On May 18 2006, the State Council promulgated “Information Network Transmission Right Protection Ordinance” (State Council Decree No. 468), the Ordinance provides that every organization or every individual, through the information network to the public dissemination of third party works, works of sound recording or video products, such products are required to the legal copyright owner to obtain permission and payment of compensation, the relevant legislation or regulations, except as otherwise provided. The legal copyright owner may take technical measures to protect their information networks to spread through the right of any organization or individual can not be the intention to evade, destruction or otherwise assisting a person to evade the protective measures, but unless authorized by law.

To comply with Internet Censorship rules, we reserve a data verification port for all the players’ identification card number. Each players’ ID number can be obtained and verified by the Administration of Public Security, if so requested.

To comply with the Information Security rules, we encrypt all the players’ information in Message-digest Algorithm 5 format, or MD5 format. Only our database administrator has the authorization to decrypt this information. The players’ information cannot be displayed properly if it is exported form the database without decryption.

Anti-fatigue System and Real-name Registration System

In April 2007, GAPP and several other governmental authorities issued a circular requiring the implementation of an “anti-fatigue system” and a real-name registration system by all PRC online game operators, in an effort to curb addictive online game play behaviors of minors. Under the anti-fatigue system, three hours or less of continuous play by minors is considered to be “healthy,” three to five hours to be “fatiguing,” and five hours or more to be “unhealthy.” Game operators are required to reduce the value of in-game benefits to a game player by half if the game player has reached “fatiguing” level, and to zero in the case of “unhealthy” level.

To identify whether a game player is a minor and thus subject to the anti-fatigue system, a real-name registration system is also adopted, which requires online game players to register their real identity information before they play online games and requires us to submit the identity information of game players to the public security authority for verification.

To comply with these rules, we have implemented an anti-fatigue system in each of QHG, HDG and HCG. Players are required to provide their National ID number in order to allow us to verify their age. If a player fails to provide a National ID number or if it is determined that a player is a minor by the National ID verification system, then that player can only obtain credits and experience points within the first three hours of playing the game. After the initial three hours, the player can continue to play the game but he can only obtain 50% of the ordinary credits or experience points. After five hours, the player cannot get any credits or experience points from the game. Such player will be forced to log off for at least three hours to restore the ability to obtain credits or experience points in the game.

Virtual Currency

On February 15, 2007, the MOC, the People’s Bank of China and other relevant government authorities jointly issued the Internet Cafes Notice. Under the Internet Cafes Notice, the People’s Bank of China is directed to strengthen the administration of virtual currency in online games to avoid any adverse impact on the economy and financial system. This notice provides that the total amount of virtual currency issued by online game operators and the amount purchased by individual game players should be strictly limited, with a strict and clear division between virtual transactions and real transactions carried out by way of electronic commerce. This notice also provides that virtual currency should only be used to purchase virtual items.

On June 16 2009, the Ministry of Culture, Ministry of Commerce jointly issued “on strengthening the management of online game virtual currency notice,” the first online game virtual currencies clearly the scope of application of the current online games game virtual currency and virtual props made a distinction between; provides related services to businesses in need approval for their operations, while the virtual currency in online games made use of strict rules; requirements shall not be the same company also runs online games virtual currency issuance and trading business.

The Online Culture Operating Permit currently held by Sunity Beijing includes the service scope of virtual currencies issuance.

Privacy Protection

Chinese law does not prohibit Internet content providers from collecting and analyzing personal information from their users. Chinese law prohibits Internet content providers from disclosing to any third parties any information transmitted by users through their networks unless otherwise permitted by law. If an Internet content provider violates these regulations, the MIIT or its local bureaus may impose penalties and the Internet content provider may be liable for damages caused to its users.

We require our users to accept a user agreement whereby they agree to provide certain personal information to us. Thereafter, we take all reasonable and necessary steps to keep our users’ personal information confidential. As of the date of this prospectus, we have never had any disputes with any of our customers regarding breaches of their privacy.

Employment Contracts

The Employment Contract Law was promulgated by the National People’s Congress’ Standing Committee on June 29, 2007 and took effect on January 1, 2008. The Employment Contract Law governs labor relations and employment contracts (including the entry into, performance, amendment, termination and determination of employment contracts) between domestic enterprises (including foreign-invested companies), individual economic organizations and private non-enterprise units (collectively referred to as the “employers”) and their employees.

a.	Execution of employment contracts

Under the Employment Contract Law, an employer is required to execute written employment contracts with its employees within one month from the commencement of employment. In the event of contravention, an employee is entitled to receive double salary for the period during which the employer fails to execute an employment contract. If an employer fails to execute an employment contract for more than 12 months from the commencement of the employee’s employment, an employment contract would be deemed to have been entered into between the employer and employee for a non-fixed term.

b.	Right to non-fixed term contracts

Under the Employment Contract Law, an employee may request for a non-fixed term contract without an employer’s consent to renew. In addition, an employee is also entitled to a non-fixed term contract with an employer if he has completed two fixed term employment contracts with such employer; however, such employee must not have committed any breach or have been subject to any disciplinary actions during his employment. Unless the employee requests to enter into a fixed term contract, an employer who fails to enter into a non-fixed term contract pursuant to the Employment Contract Law is liable to pay the employee double salary from the date the employment contract is renewed.

c.	Compensation for termination or expiry of employment contracts

Under the Employment Contract Law, employees are entitled to compensation upon the termination or expiry of an employment contract. Employees are entitled to compensation even in the event the employer (i) has been declared bankrupt; (ii) has its business license revoked; (iii) has been ordered to cease or withdraw its business; or (iv) has been voluntarily liquidated. Where an employee has been employed for more than one year, the employee will be entitled to such compensation equivalent to one month’s salary for every completed year of service. Where an employee has employed for less than one year, such employee will be deemed to have completed one full year of service.

d.	Trade union and collective employment contracts

Under the Employment Contract Law, a trade union may seek arbitration and litigation to resolve any dispute arising from a collective employment contract; provided that such dispute failed to be settled through negotiations. The Employment Contract Law also permits a trade union to enter into a collective employee contract with an employer on behalf of all the employees.

Where a trade union has not been formed, a representative appointed under the recommendation of a high-level trade union may execute the collective employment contract. Within districts below county level, collective employment contracts for industries such as those engaged in construction, mining, food and beverage and those from the service sector, etc., may be executed on behalf of employees by the representatives from the trade union of each respective industry. Alternatively, a district-based collective employment contract may be entered into.

As a result of the Employment Contract Law, all of our employees have executed standard written employment agreements with us. We have not experienced any significant labor disputes or any difficulties in recruiting staff for our operations. See “Our Business — Employees.”

Foreign Exchange Control and Administration

Foreign exchange in China is primarily regulated by:

•	The Foreign Currency Administration Rules (1996), as amended; and
•	The Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), or the Administration Rules.

Under the Foreign Currency Administration Rules, the Renminbi is convertible for current account items, including the distribution of dividends, interest payments, and trade and service-related foreign exchange transactions. Conversion of Renminbi into foreign currency for capital account items, such as direct investment, loans, investment in securities and repatriation of funds, however, is still subject to the approval of SAFE. Under the Administration Rules, foreign-invested enterprises may only buy, sell and remit foreign currencies at banks authorized to conduct foreign exchange transactions after providing valid commercial documents and, in the case of capital account item transactions, only after obtaining approval from SAFE.

Under the Foreign Currency Administration Rules, foreign invested enterprises are required to complete the foreign exchange registration and obtain the registration certificate. Sunity WFOE has complied with these requirements. The profit repatriated to us from Sunity Beijing, however, is not subject to the approval of the foreign exchange authority, because it is a current account item transaction.

The value of the Renminbi against the US dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. Historically, the conversion of Renminbi into foreign currencies, including US dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the US dollar. Under the new policy, the Renminbi will be permitted to fluctuate within a band against a basket of certain foreign currencies. There remains significant international pressure on the PRC government to adopt a substantial liberalization of its currency policy, which could result in a further and more significant appreciation in the value of the Renminbi against the US dollar.

The fluctuation of the Renminbi against the US dollar and other currencies may have an impact on our figures in our consolidated financial information presented elsewhere in this prospectus. See “Risk Factors — Risks Related to Doing Business in China — Fluctuation in the value of the Renminbi may have a material adverse effect on your investment.”

Regulation on Special Purpose Vehicle Incorporated or Controlled by PRC Residents

SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Reverse Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or “Notice 75”, on October 21, 2005, which became effective as of November 1, 2005, and the operating procedures in May 2007, collectively the SAFE rules. According to the SAFE rules, prior registration with the local SAFE branch is required for PRC residents to establish or to control an offshore company for the purposes of financing that offshore company with assets or equity interests in an onshore enterprise located in the PRC. In addition, amended registrations are required upon (i) any change in the net assets of such offshore entity as a result of any acquisition of onshore assets or equity interests by such offshore entity or subsequent overseas equity financing, and (ii) any material change in the shareholding or capital of such offshore entity, such as changes in share capital, share transfers and long-term equity investments. PRC residents who have already incorporated or gained control of offshore entities that have acquired onshore assets or equity interests before the regulation was promulgated were required to register their shareholding in the offshore entities with the State Administration of Foreign Exchange on or before March 31, 2006.

Under this regulation, the SAFE registration and amendment procedures described above are prerequisites for other approval and registration procedures necessary for capital inflow from the offshore entity, such as inbound investments or shareholders loans, or capital outflow to the offshore entity, such as the payment of profits or dividends, liquidation distribution, equity sales proceeds, or return of funds upon a capital reduction. Further, this regulation requires repatriation into China by PRC residents of all dividend profits or capital gains that they obtain from their shareholdings in the offshore entity within 180 days upon their receipt of such profits or gain. Failure to comply with this regulation will subject relevant PRC residents to penalties under PRC foreign exchange administration regulations. See “Risk Factors — Risks Related to Doing Business in China.”

On May 26, 2010, we were issued an official “Notice 75” approval by SAFE.

Regulation on PRC Resident’s Participation of Share Option Plan Offered by an Offshore Company

On December 25, 2006, the PBOC issued the Administration Measures on Individual Foreign Exchange Control, and its Implementation Rules was issued by SAFE on January 5, 2007, which both of which became effective on February 1, 2007. Under these regulations, all foreign exchange matters involved in the employee stock ownership plan, stock option plan and etc. participated by onshore individuals shall be transacted upon the approval from the SAFE or its authorized branch. On March 28, 2007, SAFE promulgated the Application Procedure of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plan or Stock Option Plan of Overseas-Listed Company, or the Stock Option Rule. Under the Stock Option Rule, PRC citizens who are granted stock options or restricted share units, or issued restricted shares by an overseas publicly listed company are required, through a PRC agent or PRC subsidiary of such overseas publicly-listed company, to complete certain other procedures and transactional foreign exchange matters under the Stock Option Plan upon the examination by, and approval of, SAFE. If our PRC employees who hold such options, restricted share units or restricted shares or our PRC subsidiary or VIE fail to comply with these regulations, such employees and their PRC employer may be subject to fines and legal sanctions.

We have not issued any stock options, restricted stock or restricted stock units to our PRC employees. The only employee granted stock options is Simon Hong He, our Chief Financial Officer, a permanent resident of the United States.

Dividend Distributions

Pursuant to the Foreign Currency Administration Rules promulgated in 1996 and amended in 1997 and 2008, respectively, and various regulations issued by SAFE, and other relevant PRC government authorities, the PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China.

Sunity WFOE is regulated by the laws governing foreign-invested enterprises in the PRC. Accordingly, it is required to allocate 10% of its after-tax profits based on PRC accounting standards each year to their general reserves until the accumulated amount of such reserves has exceeded 50% of its registered capital, after which no further allocation is required to be made. These reserve funds, however, may not be distributed to equity owners except in accordance with PRC laws and regulations. In addition, due to the failure of the Measures to define or interpret the terms “non-profit,” “for-profit” or “for the purpose of making a profit” as they relate to our business, we cannot assure you that the PRC government authorities will not request our subsidiary to use its after-tax profits for its own development and restrict our subsidiary’s ability to distribute their after-tax profits to us as dividends.

Pursuant to the new EIT law and its implementing regulations, dividends payable by a foreign-invested enterprise to its foreign enterprise (but not individual) investors will be subject to a 10% withholding tax if the foreign investors are considered as non-resident enterprises without any establishment or place of business within China or if the dividends payable have no connection with the establishment or place of business of the foreign investors within China, to the extent that the dividends are deemed China sourced income, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where Sunity Cayman is incorporated as an exempted company, does not have such a tax treaty with China.

In addition, as clarified by a notice jointly promulgated by the Ministry of Finance and the State Administration of Taxation of the PRC on February 22, 2008, distribution of accumulated profits of foreign-invested enterprises will be subject to withholding tax.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The name, age and position of each of Sunity Cayman’s directors and senior management are as set forth below. The business address of each such person is the business address of Sunity Cayman, which is c/o Sunity Online Entertainment Limited, Suite 1002, Block A, Buoya International Center, No. 1 Lize Middle Road, Chaoyang District, Beijing, People’s Republic of China.

Name	Age	Position
Fan Zhang	38	Chief Executive Officer, Chairman and Director
Anbao Teng	36	Chief Technology Officer — Sunity Beijing and Director
Xiaogang Zhu	56	Independent Director
Steve Lifeng Weng	33	Independent Director
Lawrence S. Wizel	67	Independent Director
Simon Hong He	41	Chief Financial Officer — Sunity Beijing
Xinlong Niu	39	Chief Operation Officer — Sunity Beijing

Fan Zhang founded Sunity Beijing in February 2006 and has been the chief executive officer, chairman and a director of Sunity Cayman since its incorporation. From December 2007 to March 2009, Mr. Zhang was the chief executive officer of Sunity PLC, a company that was publicly listed on the PLUS exchange in London (PLUS: SUNP) until January 2010. From March 2001 to January 2006, Mr. Zhang served as the deputy general manager and director of Xi’an Dapeng Biotech Corporation from March 2001 to January 2006. Mr. Zhang received his Master of Business Administration degree from Xibei University in 2004.

Anbao Teng has been chief technology officer of Sunity Beijing since March 2009 and a director of Sunity Cayman since July 2010. Prior to joining us, Mr. Teng acted as a project manager in Xi’an Ruiwei System Technology Limited from November 2006 to October 2008. From October 2004 to October 2006, Mr. Teng was a project manager in Xi’an Henrui Software Development Limited. Mr. Teng received his Bachelor’s degree in Computer Science from Xi’an Jiaotong University in 1997.

Xiaogang Zhu has been an independent director of Sunity Cayman since July 2010. Mr. Zhu has served as a vice president of finance in China Recycling Energy Corporation (NASDAQ: CREG) since July 2007. From September 2005 to July 2007, Mr. Zhu served as the chief finance officer of China Natural Gas Co., Ltd. (NASDAQ:CHNG). Mr. Zhu received his Bachelor’s degree in accounting from the Finance Institute of Shanxi in 1992.

Steve Lifeng Weng has been an independent director of Sunity Cayman since July 2010. Mr. Weng has been an attorney with Shanghai Pan Asia Law Firm from May 2007 to April 2009, and joined Shanghai Hui Kun Law Firm in April 2009. From July 2004 to May 2007, Mr. Weng was a Chinese legal counsel at Simmons & Simmons Law Firm. Mr. Weng received his Master of Law degree from University of Pennsylvania in 2004.

Lawrence S. Wizel has been an independent director of Sunity Cayman since July 2010. Mr. Wizel worked for Deloitte for 41 years, from 1965 to 2006 where in his final position he was a Deputy Professional Practice Director of the New York office. In addition to his work with Sunity, Mr. Wizel also serves as an independent director of American Oriental Bioengineering (NYSE: AOB), 3sBio Inc. (NASDAQ: SSRX) and Puda Coal, Inc. (AMEX: PUDC). Mr. Wizel received his bachelor of accounting from Michigan State University in 1965. Mr. Wizel is a member of the American Institute of Certified Public Accountants.

Simon Hong He has served as the chief financial officer of Sunity Beijing since March 2010. Prior to joining Sunity Beijing, Mr. He acted as the chief finance officer of eBank Online China Co., Ltd. from March 2009 to September 2009. Mr. He served as finance manager of the worldwide consumer line department of DELL from February 2007 to December 2008. Mr. He served as financial planning and analysis manager of Ecolab Inc. from February 2002 to September 2006. Mr. He received his Master of Business Administration degree from University of Chicago in 2006.

Xinlong Niu has served as the chief operation officer of Sunity Beijing since March 2007. Prior to joining Sunity Beijing, Mr. Niu acted as the marketing director of Shanxi Qidong Technology Limited from May 2004 to February 2007. Mr. Niu received his Bachelor’s degree in Computer Applications from Xi’an Jiaotong University in 1995.

Family Relationships

There are no family relationships between or among any of our executive officers or directors.

Directors and Senior Management

There is no arrangement or understanding between any of the directors or officers of Sunity Cayman and any other person pursuant to which any director or officer was or is to be selected as a director or officer, and there is no arrangement, plan or understanding as to whether non-management shareholders will exercise their voting rights to continue to elect the current directors to Sunity Cayman’s board. There are also no arrangements, agreements, or understandings between non-management shareholders and management under which non-management shareholders may directly or indirectly participate in or influence the management of Sunity Cayman’s affairs.

Board Practices

Each of the directors named above was elected or appointed to serve until the next annual general meeting of Sunity Cayman’s shareholders or until their successors have been appointed or duly elected and qualified. Thereafter, directors will be elected for one-year terms at the annual general meeting. None of our directors has a service contract with us or any of our subsidiaries providing for benefits upon termination of service.

Board Committees

Our board of directors does not have any committees at this time. Prior to the completion of this offering, our board of directors will have the following committees: an Audit Committee, a Compensation Committee, and a Nominating and Corporate Governance Committee. The composition and responsibilities of each committee are described below. Board members will serve on these committees until their resignation or until otherwise determined by our board of directors.

Director Independence

Our Board of Directors anticipates that following the consummation of the offering, Steve Lifeng Weng, Xiaogang Zhu and Lawrence S. Wizel will qualify as “independent” directors under the rules of the NASDAQ Stock Market because they do not currently own a large percentage of Sunity Cayman’s issued share capital and are not expected to own a large percentage of Sunity Cayman’s issued share capital upon completion of this offering, are not currently employed by Sunity Cayman or any of its subsidiaries, have not been actively involved in the management of Sunity Cayman and do not fall into any of the enumerated categories of people who cannot be considered independent under the NASDAQ Stock Market Rules. Sunity Cayman’s board believes that following the consummation of the offering the majority of its directors with be “independent” directors under the rules of the NASDAQ Stock Market.

Audit Committee

Prior to the completion of this offering our Audit Committee will consist of Xiaogang Zhu, Steve Lifeng Weng and Lawrence S. Wizel. Our board of directors has determined that each of Xiaogang Zhu and Lawrence S. Wizel satisfy the independence requirements under NASDAQ Stock Market Rules and SEC rules and regulations applicable to audit committee members and have an understanding of fundamental financial statements. Our audit committee will consist solely of independent directors within one year of our initial public offering. Xiaogang Zhu will serve as chairman of the Audit Committee.

Xiaogang Zhu will qualify as an “audit committee financial expert” as that term is defined in the rules and regulations of the SEC. The designation of Xiaogang Zhu as an “audit committee financial expert” will not impose on him any duties, obligations or liability that are greater than those that are generally imposed on him as a member of our Audit Committee and our Board of Directors, and his designation as an “audit committee financial expert” pursuant to this SEC requirement will not affect the duties, obligations or liability of any other member of our Audit Committee or Board of Directors.

The Audit Committee will monitor our corporate financial statements and reporting and our external audits, including, among other things, our internal controls and audit functions, the results and scope of the annual audit and other services provided by our independent registered public accounting firm and our compliance with legal matters that have a significant impact on our financial statements. Our Audit Committee also will consult with our management and our independent registered public accounting firm prior to the presentation of financial statements to shareholders and, as appropriate, initiates inquiries into aspects of our financial affairs. Our Audit Committee will be responsible for establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, and for the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters, and will have established such procedures to become effective upon the effectiveness of the registration statement of which this prospectus forms a part. In addition, our Audit Committee will be directly responsible for the appointment, retention, compensation and oversight of the work of our independent auditors, including approving services and fee arrangements. All related party transactions will be approved by our Audit Committee before we enter into them.

Both our independent auditors and internal financial personnel will regularly meet with, and will have unrestricted access to the Audit Committee.

Compensation Committee

Our Compensation Committee will consist of Xiaogang Zhu, Steve Lifeng Weng and Lawrence S. Wizel, each of whom will satisfy the independence requirements of NASDAQ Stock Market Rules and SEC rules and regulations. Each member of this committee will be a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended, and an outside director, as defined pursuant to Section 162(m) of the Internal Revenue Code of 1986, as amended. Xiaogang Zhu will serve as chairman of the Compensation Committee.

The Compensation Committee will review and approve our compensation policies and all forms of compensation to be provided to our executive officers and directors, including, among other things, annual salaries, bonuses, and other incentive compensation arrangements. In addition, our Compensation Committee will administer our stock option and employee stock purchase plans, including granting share options to our executive officers and directors. Our Compensation Committee also will review and approve employment agreements with executive officers and other compensation policies and matters.

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee will consist of Xiaogang Zhu, Steve Lifeng Weng and Lawrence S. Wizel, each of whom will satisfy the independence requirements of NASDAQ Stock Market Rules and SEC rules and regulations. Steve Lifeng Weng will serve as chairman of the Nominating and Corporate Governance Committee.

Our Nominating and Corporate Governance Committee will identify, evaluate and recommend nominees to our Board of Directors and committees of our Board of Directors, conduct searches for appropriate directors and evaluate the performance of our Board of Directors and of individual directors. The Nominating and Corporate Governance Committee also will be responsible for reviewing developments in corporate governance practices, evaluating the adequacy of our corporate governance practices and reporting and making recommendations to the Board of Directors concerning corporate governance matters.

Director Liability

Sunity Cayman’s Memorandum and Articles of Association provides that members of our board of directors and officers acting in relation to the affairs of the company shall, in the absence of actual fraud or willful neglect or default, be indemnified by the company against all losses, damages, expenses, including traveling expenses, which any such director or officer may incur or become liable by reason of any contract enterer into, or any act or thing done by him as such director or officer or in any way in or about the execution of his or her duties and the amount for which such indemnity is provided shall immediately attach as a lien on the property of the Company and have priority as between the shareholders over all other claims.

Sunity Cayman’s Memorandum and Articles of Association does not eliminate our director’s fiduciary duties. However, they make it difficult or impossible for Sunity Cayman to successfully take legal action against a director for breach of fiduciary duty, where such breach did not involve the director’s actual fraud or willful neglect of default. The inclusion of the foregoing provision may, therefore, discourage or deter shareholders or management from bringing a lawsuit against directors even though such an action, if successful, might otherwise have benefited Sunity Cayman and our shareholders. This provision should not affect the availability of a claim or right of action based upon a director’s actual fraud, dishonesty, willful neglect of default.

Cayman Islands law provides that a corporation may indemnify its directors and officers as well as its other employees and agents against judgments, fines, amounts paid in settlement and expenses, including attorneys fees, in connection with various proceedings, except where there has been actual fraud or dishonesty or willful neglect or willful default.

Compensation

Director Compensation

In the year ended March 31, 2010, the aggregate cash compensation paid by us to our directors was RMB 0.22 million (USD 32,000).

Executive Compensation

During the fiscal year ended March 31, 2010, the amount of compensation paid to each of our officers was as follows:

NAME	POSITION	SALARY
Fan Zhang	Chief Executive Officer	RMB 120,000 ($18,000)
Simon Hong He	Chief Financial Officer	RMB 20,000 ($3,000)
Anbao Teng	Chief Technology Officer	RMB 50,000 ($7,000)
Xinlong Niu	Chief Operation Officer	RMB 50,000 ($7,000)

During the year ended March 31, 2009, none of our officers or directors received any compensation for services other than salary paid in cash.

We do not currently have any equity compensation plans, bonus plans or profit sharing plans for our directors, officers or employees.

Employees

For a discussion on our employees, see “Our Business — Employees.”

Share Ownership

Several of our directors and executive officers own shares of our ordinary shares, as set forth below. See below under the heading “Major Shareholders and Related Party Transactions — Major Shareholders.” Except as noted in such section, no such person has any options, warrant or other rights to acquire additional securities of Sunity Cayman.

MAJOR SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares, as of the date of this prospectus for:

•	each person known to us to own beneficially more than 5% of our ordinary shares;
•	each of our directors and executive officers who beneficially own our ordinary shares; and
•	all directors and executive officers as a group.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have or share the voting and investment power with respect to all ordinary shares shown as beneficially owned by them. The number of our ordinary shares used in calculating the percentage for each listed person includes any options exercisable by such person within 60 days after the date of this prospectus. Percentage of beneficial ownership is based on 4,425,703 ordinary shares outstanding on November 10, 2010 and            ordinary shares outstanding after completion of this offering, and further assuming that the underwriters do not exercise their over-allotment option. The underwriters may choose to exercise the over-allotment option in full, in part or not at all.

	Shares Beneficially Owned Priorto Offering			Shares Beneficially Owned After Offering (Excluding Exercise of Over-Allotment Option)
	Number(2)	Number(3)	Percent	Number	Percent
Executive Officers and Directors:(1)
Fan Zhang	5,100,000	2,048,193	46.28%
Anbao Teng	—	—	*
Xiaogang Zhu	—	—	*
Steve Lifeng Weng	—	—	*
Lawrence S. Wizel	—	—	*
Xinlong Niu	—	—	*
Simon Hong He	—	—	*
All directors and executive officers as a group (7 persons)	5,100,000	2,048,193	46.28%
5% or greater Shareholders:
Wentao Shi	1,600,000	642,570	14.52%
Peiying Yang	900,000	361,446	8.17%

*	Less than 1%.
(1)	Unless otherwise indicated, the business address of each of the individuals is c/o Sunity Online Entertainment Limited, Suite 1002, Block A, Buoya International Center, No. 1 Lize Middle Road, Chaoyang District, Beijing, People’s Republic of China.
(2)	Represents the number of shares beneficially owned prior to the reverse share split which was effected on October 2, 2010.
(3)	Represents the number of shares beneficially owned after giving effect to the reverse share split which was effected on October 2, 2010.

As of the date of this prospectus, 4,425,703 (or 11,020,000 prior to the reverse share split being effected) of our outstanding ordinary shares are held by 14 record holders in the United States. None of our shareholders has informed us that it is affiliated with a registered broker, or is in the business of underwriting securities.

We are not aware that we are either directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person.

None of our existing shareholders currently has or, after this offering, will have different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

For a description of significant changes in percentage ownership held by our major shareholders during the past three years, see “Description of Shares — History of Securities Issuances.”

RELATED PARTY TRANSACTIONS

Chinese law in the past restricted, and continues to restrict, foreign equity ownership of companies that are engaged in Internet content services and online gaming operations and development. To comply with these restrictions, we operate our Internet content services and online gaming operations and development in China through a series of contractual arrangements with Sunity Beijing, Sunity WFOE and the shareholders of Sunity Beijing, which include Mr. Fan Zhang, our chief executive officer. For a description of these contractual arrangements, see “Corporate Structure — Contractual Arrangements with our VIE and Its Shareholders.”

On November 27, 2009, we issued 10,000,000 (or 4,016,064 after the reverse share split) ordinary shares to 10 individual shareholders for a purchase price of $0.001 (or $0.00249 after the reverse share split) per share, which is the par value per share. Of this total number of shares, 5,100,000 (or 2,048,193 after the reverse share split) shares were issued to Fan Zhang, our chief executive officer.

On January 28, 2010, Sunity Cayman issued an additional 1,020,000 (or 409,639 after the reverse share split) ordinary shares to three individual shareholders and one entity shareholder for a purchase price of $0.001 (or $0.00249 after the reverse share split) per share, which is the par value per share. Of this total number of shares, 220,000 (or 88,353 after the reverse share split) shares were issued to Xianzhen Lin, our chief marketing officer.

Sunity Beijing entered into an exclusive technical services agreement dated as of July 1, 2007 with Sunitech (Beijing) Information Technology Co., Ltd. (Taize). Pursuant to the agreement, Taize provided technology support and a key technician to Sunity Beijing; in exchange, Sunity Beijing transferred 95% of its net profit to Taize. Sunity Beijing was determined to be an entity under common control with Taize, as both entities were owned by the same shareholders, including our chief executive officer, Fan Zhang. On March 30, 2009, the service agreement between Sunity Beijing and Taize was terminated. 95% of net profit, which was shared with Taize during the years ended March 31, 2009 and 2008 was considered a deemed dividend in our financial statements. For additional information with respect to the exclusive technical services agreement and the relationship between Sunity Beijing and Taize, see “Our Corporate History and Structure — Corporate History of Sunity Beijing.” The following chart provides a detailed explanation of the amounts due to Taize, amounts previously paid to Taize and amounts that are still owed to Taize, for each of the years ended March 31, 2008, 2009 and 2010.

	Year Ended March 31,
	2008	2009	2010
Amount payable to Taize pursuant to the terms of the agreement:	$1,802,778	$2,993,430	$0
Total amount paid to Taize (includes accounts payable from previous period(s)):	$185,325	$3,078,450	$1,532,433
Total amount owed to Taize:	$1,617,453	$1,532,433	$0

Mr. Steven Lifeng Weng, one of our independent directors, is a member of our PRC counsel, Shanghai Hui Kun Law Firm.

Pursuant to an oral agreement entered into in January 2010, we made an advance of $149,433, to Mr. Anbao Teng, our Chief Technology Officer and director, which amount was used to make a deposit with the government for the construction of our new Internet Data Center, or IDC project. As of March 31, 2010, the total amount due from Mr. Teng under this advance was $149,433 (RMB 1,002,000). As of September 30, 2010, the total amount due from Mr. Teng was $0 (RMB 0).

Pursuant to an oral agreement, in February 2010, we advanced to Mr. Xinlong Niu, our Chief Operation Officer, $33,916, which amount was used to make a deposit with the government for the IDC project. As of September 30, 2010, the amount due from Xinlong Niu is $0 (RMB 0).

Pursuant to an oral agreement, during the fiscal year ended March 31, 2009, Mr. Zhang Fan, our chief executive officer, loaned us $226,090, which amount was used to pay accounts payable. This loan is unsecured and interest free. As of September 30, 2010, we returned all amounts due to Mr. Fan under the terms of this agreement and the total amount due under this loan was $0.

In the fiscal year ended March 31, 2008, we advanced $37,058 to Weiqiao Wang, our project manager, for certain business expenses, such as entertainment and public relations expenses. Of the total amount advanced to Mr. Wang, $36,690 was returned to us in 2008. As of March 31, 2009, there was an outstanding balance of $162.67 owed by Mr. Wang to us. Mr. Wang returned the remaining outstanding balance of $162.67 to us in the fiscal year ended March 31, 2010.

As a temporary measure to run the operations of our Xi’an branch while we were waiting for necessary government approvals and bank application procedures to open a Xi’an branch office, in the second half of 2009, we deposited approximately $1.09 million into the personal bank account of Ms. Di Zhang, our cashier, who is also the sister of our chief executive officer and the wife of our second largest shareholder. Such funds were used to fulfill our working capital needs while we waited for government approvals for the Xi’an branch. On June 12, 2010, after all government approvals and bank application procedures for the Xi’an branch had been satisfied and after we opened a corporate settlement bank account in Xi’an, Ms. Zhang transferred the entire amount originally deposited by us from her personal bank account to our bank account.

Pursuant to an oral agreement, entered into during the quarter ended June 30, 2010, Ms. Di Zhang, our cashier, who is also the sister of our chief executive officer and the wife of our second largest shareholder, loaned us $230,038, which amount was used as a deposit to purchase a set of gaming engine software. This loan is unsecured and interest free. In August, 2010, we decided not to purchase the gaming engine software and returned the entire amount loaned to us by Ms. Zhang, and as of September 30, 2010, the total amount due under this loan was $0.

Identity of Advisors

Auditors

Goldman Kurland and Mohidin LLP is our independent registered public accounting firm in connection with this offering. Goldman Kurland and Mohidin LLP is located at 16133 Ventura Blvd., Suite 880, Encino, CA 91436.

DESCRIPTION OF SHARES

The following is a summary of the material rights of the holders of our ordinary shares. These rights are set out in our memorandum and articles of association or are provided by applicable Cayman Islands law, and may differ from those typically provided to shareholders of U.S. companies under the corporation laws of some states of the United States. For more complete information, you should read our memorandum and articles of association, which are attached as an exhibit to the registration statement filed by us on Form F-1 (of which this prospectus forms a part). For information on how to obtain a copy of our memorandum and articles of association, see “Where You Can Find Additional Information.”

General

We are a Cayman Islands exempted company and our affairs are governed by our memorandum and articles of association, as amended from time to time, and the Companies Law (2010 Revision) of the Cayman Islands, which is referred to below as the Companies Law.

We are authorized to issue 20,080,321 ordinary shares, par value $0.00249. As of the date of this registration statement, 4,425,703 ordinary shares are issued and outstanding, held by 14 holders of record. All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form and are evidenced by share certificates issued to each of the 14 shareholders. Our shareholders who are non-residents of the Cayman Islands may freely hold and transfer their ordinary shares.

Dividends

The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Law.

Voting Rights

Each holder of ordinary shares is entitled to one vote on all matters upon which the ordinary shares are entitled to vote. Each holder is entitled to have one vote for each share registered in his name on the register of members. A shareholder may participate at a any meeting of shareholders either in person or by proxy. Voting at any meeting of shareholders is by show of hands unless a poll is demanded by the chairman of our board of directors or by any shareholder present in person or by proxy.

A quorum is required for a meeting of shareholders. Shareholders who hold at least one-third of our ordinary shares at the meeting present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative constitutes a quorum. Shareholders’ meetings are held annually and may be convened by our board of directors on its own initiative or upon a request to the directors by shareholders holding in the aggregate at least ten percent of our ordinary shares. At least seven days advanced notice is required prior to convening our annual general meeting and other shareholders meetings.

An ordinary resolution of the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting to pass. A special resolution requires the affirmative vote of not less than two-thirds of the votes cast attaching to the ordinary shares to pass.

Transfer of Ordinary Shares

Subject to the restrictions of our memorandum and articles of association, as applicable, any of our shareholders may transfer all or any of such shareholder’s ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board executed by or on behalf of the transferor and the transferee.

Our directors may, in their absolute discretion and without giving any reason, decline to register any transfer of any ordinary share to a person of whom our directors do not approve. Our directors may also decline to register any transfer of any ordinary share unless:

•	a fee not exceeding one dollar is paid to us in respect of the transfer; or
•	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our directors may reasonably require to show the right of the transferor to make the transfer.

If our directors refuse to register a transfer they shall, within one month after the date on which the instrument of transfer was lodged with us, send notice of such refusal to the transferee.

Our directors may also suspend the registration of transfers during the 14 days immediately preceding the annual general meeting in each year.

Liquidation

On a return of capital in connection with the winding up of the company or otherwise (other than in connection with conversion, redemption or purchase of ordinary shares), assets available for distribution to the holders of ordinary shares shall be distributed among them on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares

Our board of directors may from time to time call upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 days prior to the specified time of payment. Ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption of Ordinary Shares

Subject to the provisions of the Companies Law, we may under the terms of our restated memorandum and articles of association to be adopted upon the completion of this offering:

•	issue ordinary shares that are to be redeemed or are liable to be redeemed at our option or at the option of the shareholders, on such terms and in such manner as we may, before the issue of such ordinary shares, determine;
•	purchase our own ordinary shares (including any redeemable shares) on such terms and in such manner as we may determine and agree with our shareholders; and
•	make a payment in respect of the redemption or purchase of our own ordinary shares in any manner authorized by the Companies Law, including out of our capital, profits or the proceeds of a fresh issue of ordinary shares.

Variations of Rights of Shares

All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied either with the consent in writing of the holders of three-fourths of the issued shares of that class or with the sanction of a resolution passed by not less than three-fourths of the holders of the issued shares of that class at a separate general meeting of the holders of the shares of that class.

Inspection of Books and Records

Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records, save for a copy of our Memorandum and Articles of Association. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Changes in Capital

We may from time to time by ordinary resolutions, and subject to the provisions of the Companies Law:

•	increase the share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;
•	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;
•	convert all or any of our paid up shares into stock and reconvert that stock into paid up shares of any denomination;

•	sub-divide our existing shares, or any of them into shares of a smaller amount that is fixed by the memorandum and articles of association; and
•	cancel any shares that, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

Subject to the Companies Law and our memorandum and articles of association with respect to matters to be dealt with by ordinary resolution, we may, by special resolution, reduce our share capital and any capital redemption reserve in any manner authorized by law.

Issuance of Additional Shares

Our memorandum and articles of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent there are available authorized but unissued shares.

Exempted Company

We are an exempted company with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

•	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;
•	an exempted company’s register of members is not open to inspection;
•	an exempted company does not have to hold an annual general meeting;
•	an exempted company may issue negotiable or bearer shares or shares with no par value;
•	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);
•	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
•	an exempted company may register as a limited duration company; and
•	an exempted company may register as a segregated portfolio company.

We believe that the differences with respect to our being a Cayman Islands exempted company as opposed to a Delaware corporation do not pose additional material risks to investors, other than the risks described under “Risk Factors — Risks Related to Our Ordinary Shares.”

Differences in Corporate Law

The Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the State of Delaware in the United States and their shareholders.

Mergers and Similar Arrangements

The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by either (i) a special resolution of the shareholders of each constituent company voting together as one class if the shares to be issued to each shareholder in the consolidated or surviving company will have the same rights and economic value as the shares held in the relevant constituent company or (ii) a shareholder resolution of each constituent company passed by a majority in number representing 75% in value of the shareholders voting together as one class. The plan of merger or consolidation must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the dual majority vote have been met;
•	the shareholders have been fairly represented at the meeting in question; and
•	the arrangement is such that a businessman would reasonably approve.

If the arrangement and reconstruction is approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

In addition, there are further statutory provisions to the effect that, when a take-over offer is made and accepted by holders of 90.0% of the shares (within four months after the making of the offer), the offeror may, within a two month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands, but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

Shareholders’ Suits

We are not aware of any reported class action or derivative action having been brought in a Cayman Islands court. Derivative actions are available in the Cayman Islands and have been permitted by the Cayman Islands court. In principle, we will normally be the proper plaintiff and a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, there are exceptions to the foregoing principle, including when:

•	a company acts or proposes to act illegally or ultra vires;
•	the act complained of, although not ultra vires, could be duly effected if authorized by a special or ordinary resolution that has not been obtained; and
•	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as a provision purporting to provide indemnification against actual fraud or a fiduciary’s willful default, or the consequences of committing a crime. Our memorandum and articles of association provides that members of our board of directors and officers acting in relation to the affairs of the company shall, in the absence of actual fraud or willful neglect or default, be indemnified by the company against all losses, damages, expenses, including traveling expenses, which any such director or officer may incur or become liable by reason of any contract enterer into, or any act or thing done by him as such director or officer or in any way in or about the execution of his or her duties and the amount for which such indemnity is provided shall immediately attach as a lien on the property of the Company and have priority as between the shareholders over all other claims. In addition, we have entered into indemnification agreements with our directors and senior executive officers that provide such persons with additional indemnification beyond that provided in our memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable as a matter of United States law.

Anti-takeover Provisions in Our Memorandum and Articles of Association

Some provisions of our memorandum and articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our memorandum and articles of association, as amended and restated from time to time, for what they believe in good faith to be in the best interests of our company.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and, therefore, he owes the following duties to the company — a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party (unless that conflict is properly disclosed in accordance with the company’s Memorandum and Articles of Association). A director of a Cayman Islands company owes to the company a duty to act with skill and care. These duties have been defined as a requirement to act as a reasonably diligent person having both: (a) the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company, and (b) the general knowledge, skill and experience which that particular director has.

Shareholder Action by Written Consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent through amendment to its certificate of incorporation. Cayman Islands law and our memorandum and articles of association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the shareholders at the annual meeting, provided that such shareholder complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Cayman Islands law and our memorandum and articles of association allow our shareholders holding not less than 10.0% of the paid up voting share capital of the Company to require the company to call a shareholder’s meeting. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings. However, our memorandum and articles of association require us to call such meetings unless the shareholders by ordinary resolution determine that no annual general meeting is to be held in a particular year or years or indefinitely.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits a minority shareholder to cast all the votes to which such shareholder is entitled on a single director, which increases such shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands, but our memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our memorandum and articles of association, directors can be removed without cause, but only by the vote of holders of a simple majority of our shares, cast at a general meeting, or by the unanimous written resolution of all shareholders.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or has owned 15.0% or more of the target’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under the Companies Law of the Cayman Islands and our memorandum and articles of association, our company may be dissolved, liquidated or wound up by the vote of holders of two-thirds of our shares voting at a meeting or the unanimous written resolution of all shareholders or by an ordinary resolution on the basis that we are unable to pay our debts as they fall due.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our memorandum and articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class only with the vote at a class meeting of holders of three-fourths of the shares of such class or unanimous written resolution of all shareholders of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our memorandum and articles of association may only be amended with a special resolution at a meeting or the unanimous written resolution of all voting shareholders.

Rights of Non-resident or Foreign Shareholders

There are no limitations imposed by our memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

History of Securities Issuances

The following is a summary of our securities issuances since our inception in November 2009.

Sunity Cayman was incorporated in the Cayman Islands on November 27, 2009. Our authorized share capital was set at $50,000, consisting of 50,000,000 shares with a par value of $0.001 each.

On October 2, 2010, our shareholders approved and effected a 2.49-for-1 reverse share split of our ordinary shares, with the effect that our authorized share capital was $50,000, consisting of 20,080,321 ordinary shares with a par value of $0.00249 each.

Material Contracts

On March 26, 2010, we entered into a director agreement with Mr. Fan Zhang pursuant to which we agreed to engage Mr. Zhang as one of our directors. This agreement will expire on March 31, 2011. Mr. Zhang receives an annual salary of $36,000. In addition, upon our request Mr. Zhang has also agreed to act as a director of any of our subsidiaries.

On March 26, 2010, we entered into a director agreement with Mr. Anbao Teng pursuant to which we agreed to engage Mr. Teng as one of our directors. This agreement will expire on March 31, 2011. Mr. Teng receives an annual salary of $18,000. In addition, upon our request Mr. Teng has also agreed to act as a director of any of our subsidiaries.

On March 26, 2010, we entered into a director agreement with Mr. Xiaogang Zhu pursuant to which we agreed to engage Mr. Zhu as one of our independent directors. This agreement will expire on March 31, 2011. Mr. Zhu receives an annual salary of USD 18,000. In addition, upon our request Mr. Zhu has also agreed to act as an independent director of any of our subsidiaries.

On March 26, 2010, we entered into a director agreement with Mr. Lifeng Weng pursuant to which we agreed to engage Mr. Weng as one of our independent directors. This agreement will expire on March 31, 2011. Mr. Weng receives an annual salary of USD 18,000. In addition, upon our request Mr. Weng has also agreed to act as an independent director of any of our subsidiaries.

On March 26, 2010, we entered into a director agreement with Mr. Lawrence S. Wizel pursuant to which we agreed to engage Mr. Wizel as one of our independent directors commencing on May 1, 2010. This agreement will expire on April 30, 2011. Mr. Wizel receives an annual salary of USD 36,000.

On March 12, 2010, we entered into a management agreement with Mr. Fan Zhang., pursuant to which we agreed to employ Mr. Zhang as our chief executive officer. This agreement will expire on the earlier of the date on which Mr. Zhang is no longer the chairman of our board of directors, or upon 30 days prior written notice by either Mr. Zhang or us. Mr. Zhang receives a monthly salary of RMB 10,000 ($1,500).

On March 12, 2010, we entered into a management agreement with Mr. Xinlong Niu, pursuant to which we agreed to employ Mr. Niu as our chief operation officer. This agreement will expire on the earlier of the date on which Mr. Niu is no longer a member of the executive management of the Company, or upon 30 days prior written notice by either Mr. Niu or us. Mr. Niu receives a monthly salary of RMB 5,000 ($700).

On March 12, 2010, we entered into a management agreement with Mr. Anbao Teng, pursuant to which we agreed to employ Mr. Teng as our chief technology officer. This agreement will expire on the earlier of the date on which Mr. Teng is no longer a member of the board, or upon 30 days prior written notice by either Mr. Teng or us. Mr. Teng receives a monthly salary of RMB 5,000 ($700).

On March 12, 2010, we entered into a management agreement with Mr. Simon Hong He, pursuant to which we agreed to employ Mr. He as our chief financial officer. This agreement will expire on the earlier of the date on which Mr. He is no longer a member of the executive management of the Company, or upon 30 days prior written notice by either Mr. He or us. Mr. He receives a monthly salary of RMB 20,000 ($3,000). In addition, on October 1, 2010, we entered into a supplemental agreement with Mr. He pursuant to which we amended the management agreement. Pursuant to the supplement agreement, we agreed to grant Mr. He a conditional option to purchase 40,160 of our ordinary shares at an exercise price equal to the price per ordinary share offered to the public in this offering.

Sunity Beijing entered into an exclusive distributor agreement with Wang Yuguo, or WYG. Pursuant to this agreement, WYG has agreed to act as the primary distributor of QHG in the northern region of China, or Northern China. The exclusivity period commenced on April 1, 2008 and expires on March 31, 2018. During this period, Sunity Beijing is required to use WYG as its primary distributor of QHG in Northern China. However, Sunity Beijing is entitled to terminate the agreement if WYG fails to meet certain minimum sales criteria established in the agreement. WYG is responsible for all of the marketing and sales expenses related to the promotion of QHG in Northern China. In addition, WYG shall provide training services and promotion support to the sub-distributors in Northern China. In return, Sunity Beijing will give WYG a percentage discount on the game tokens. WYG has agreed to re-sell the game tokens to the sub-distributors and game players at a lower discount rate. WYG is required to make the full payment for the game tokens to Sunity Beijing within ten days of receiving the game tokens.

Sunity Beijing entered into an exclusive distributor agreement with Xia Zhijun, or XJZ. Pursuant to this agreement, XJZ has agreed to act as the primary distributor of QHG in the southern region of China, or Southern China. The exclusivity period commenced on April 1, 2008 and expires on March 31, 2018. During this period, Sunity Beijing is required to use XJZ as its primary distributor of QHG in Southern China. However, Sunity Beijing is entitled to terminate the agreement if XJZ fails to meet certain minimum sales criteria established in the agreement. XJZ is responsible for all of the marketing and sales expenses related to the promotion of QHG in Southern China. In addition, XJZ shall provide training services and promotion support to the sub-distributors in Southern China. In return, Sunity Beijing will give XJZ a percentage discount on the game tokens. XJZ has agreed to re-sell the game tokens to the sub-distributors and game players at a lower discount rate. XJZ is required to make the full payment for the game tokens to Sunity Beijing within ten days of receiving the game tokens.

On September 25, 2009, Sunity Beijing entered into a non-exclusive distributor agreement with Chendou Shenfang Network Technology Limited, or Shenfang. Pursuant to this agreement, Shenfang has agreed to act as the non-exclusive distributor of Sunity Beijing’s webgame in China. The term of the agreement commenced on October 1, 2009 and will expire on September 30, 2014. For the first three months of the term of the agreement, Sunity Beijing supplied virtual game tokens to Shenfang, free of charge, in order to conduct pre-market promotional activities, provided that Shengfang achieved target monthly sales revenue for a period of twelve consecutive months, starting from the fourth month of the execution of this agreement. The target monthly sales revenue is the average monthly sales revenue that could be generated from the virtual game tokens issued monthly in the first three months. Shenfang is responsible for the marketing and sales expenses related to the promotion of Sunity Beiing’s webgame it promoted. In return, Sunity Beijing will pay Shengfang a certain percentage of the monthly sales revenue as marketing fees. From the fourth month and later on, Shenfeng needs to confirm with Sunity Beijing the number of game tokens to be sold in the first five days of every month, or Confirmation Date. The payment period is within two months of the Confirmation Date.

On September 25, 2009, Sunity Beijing entered into a non-exclusive distributor agreement with Hangzhou Binglong Network Technology Limited, or Binglong. Pursuant to this agreement, Binglong has agreed to act as the non-exclusive distributor of Sunity Beijing’s webgame in China. The term of the agreement commenced on October 1, 2009 and will expire on September 30, 2014. For the first three months of the term of the agreement, Sunity Beijing supplied virtual game tokens to Binglong, free of charge, in order to conduct pre-market promotional activities, provided that Binglong achieved target monthly sales revenue for a period of twelve consecutive months starting from the fourth month of the execution of this agreement. The target monthly sales revenue is the average monthly sales revenue that could be generated from the virtual game tokens issued monthly in the first three months. Binglong is responsible for the marketing and sales expenses related to the promotion of Sunity Beiing’s webgame it promoted. In return, Sunity Beijing will pay Binglong a certain percentage of the monthly sales revenue as the marketing fee. From the fourth month and later on, Binglong needs to confirm with Sunity Beijing the game tokens to be sold in the first five days of every month, or Confirmation Date. The payment period is within two months of the Confirmation Date.

On September 25, 2009, Sunity Beijing entered into a non-exclusive distributor agreement with Shanxi Yangguang Ruize Communication Technology Limited, or Ruize. Pursuant to this agreement, Ruize has agreed to act as the non-exclusive distributor of Sunity Beijing’s webgame in China. The term of the agreement commenced on October 1, 2009 and will expire on September 30, 2014. For the first three months of the term of the agreement, Sunity Beijing supplied virtual game tokens to Ruize, free of charge, in order to conduct pre-market promotional activities provided that Ruize achieved the target monthly sales revenue for a period of twelve consecutive months starting from the fourth month of the execution of this agreement. The target monthly sales revenue is the average monthly sales revenue that could be generated from the virtual game tokens issued monthly in the first three months. Ruize is responsible for the marketing and sales expenses related to the promotion of Sunity Beiing’s webgame it promoted. In return, Sunity Beijing will pay Ruize a certain percentage of the monthly sales revenue as the marketing fee. From the fourth month and later on, Ruize needs to confirm with Sunity Beijing the game tokens to be sold in the first five days of every month, or Confirmation Date. The payment period is within two months of the Confirmation Date.

On December 28, 2009, Sunity Beijing entered into a construction cooperation agreement with Tianhu Communications Co., Ltd, or TCL. Pursuant to this agreement, Sunity Beijing will supply funds to construct an Internet Data Center. TCL will be responsible for all aspects of the construction of the Internet data center. The total budget for the project is estimated to be RMB 18,335,591 ($2,685,000), payable in four installments. The first installment payment will be made upon completion of the project design; the second installment payment will be made upon completion of the network construction; the third installment payment will be made upon completion of the onsite design; the fourth, and final installment payment will be made according to the progress of the construction project.

On January 6, 2010, Sunity Beijing entered into a hardware equipment purchase agreement with Xi’an Tianhu Communications Co., Ltd., or Tianhu, pursuant to which Sunity Beijing agreed to make a one time purchase of certain hardware equipment consisting of computer servers from Tianhu for a purchase price of RMB 1,620,024 ($237,338). In the event that Sunity Beijing does not timely pay Tianhu, it will pay a late fee equal to 0.1% of the total purchase price. In addition, in the event that Sunity Beijing rejects the products sold to it under this agreement without good reason, it will have to pay a penalty equal to 0.5% of the total purchase price. As of June 30, 2010, the Company has paid all amounts due under this purchase agreement.

On April 1, 2010, Sunity WFOE entered into contractual agreements with Sunity Beijing and its equity owners, pursuant to which Sunity Beijing agreed to transfer certain employment relationships with certain personnel to Sunity WFOE and Sunity WFOE agreed to provide research and development services and business operation services to Sunity Beijing. For a more detailed discussion of these contractual agreements, see “Our Corporate History and Structure — Contractual Arrangements with Sunity Beijing and its Equity Owners.”

Transfer Agent and Registrar

The Transfer Agent and Registrar for the ordinary shares of Sunity Cayman is Corporate Stock Transfer, Inc.

SHARES ELIGIBLE FOR FUTURE SALE

Before this offering, there has not been a public market for our ordinary shares anywhere, and while we have applied to have our ordinary shares listed on the NASDAQ Capital Market, we cannot assure you that such application will be approved or that a significant public market for the ordinary shares will develop or be sustained after this offering. Future sales of substantial amounts of our ordinary shares in the public markets after this offering, or the perception that such sales may occur, could adversely affect market prices prevailing from time to time. As described below, only a limited number of our ordinary shares currently outstanding will be available for sale immediately after this offering due to contractual and legal restrictions on resale. Nevertheless, after these restrictions lapse, future sales of substantial amounts of our ordinary shares, including ordinary shares issued upon exercise of outstanding options, in the public market in the United States, or the possibility of such sales, could negatively affect the market price in the United States of our ordinary shares and our ability to raise equity capital in the future.

Upon completion of this offering, we will have       ordinary shares outstanding representing approximately       % of our issued and outstanding ordinary shares, assuming no exercise of the underwriters’ over-allotment option. All of the ordinary shares sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of additional ordinary shares in the public market could adversely affect prevailing market prices of our ordinary shares. Prior to this offering, there has been no public market for our ordinary shares in the United States, and while we have submitted an application for our ordinary shares to be listed on the NASDAQ Capital Market, we cannot assure you that a regular trading market will develop in our ordinary shares.

Ordinary shares purchased by one of our “affiliates” may not be resold in the United States, except pursuant to an effective registration statement or an exemption from registration, including an exemption under Rule 144 of the Securities Act described below. All of the ordinary shares held by existing shareholders are “restricted securities,” as that term is defined in Rule 144 of the Securities Act. These restricted securities may be sold in the United States only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 of the Securities Act. These rules are described below.

Lock-up Agreements

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, to file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any ordinary shares, or publicly announce the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Rodman & Renshaw, LLC for a period of     days after the date of this prospectus.

Our directors and officers have agreed that, for a period of       days from the effective date of the registration statement of which this prospectus forms a part, they will not sell, contract to sell, grant any option for the sale or otherwise dispose of any of our equity securities, or any securities convertible into or exercisable or exchangeable for our equity securities, without the consent of the underwriter except for exercise or conversion of currently outstanding warrants, options and convertible debentures, as applicable, and certain other exceptions.

The     day lock-up period is subject to adjustment under certain circumstances. If in the event that either (1) during the last 17 days of the lock-up period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period, then in either case the expiration of the lock-up will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Rodman & Renshaw, LLC waives, in writing, such an extension.

Rule 144

In general, under Rule 144, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

In general, under Rule 144, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements described above, a number of shares that does not exceed the greater of:

•	1% of the number of our ordinary shares then outstanding which will equal approximately million shares immediately after this offering; and
•	the average weekly trading volume of our ordinary shares on the exchange on which we are listed at the time during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchases ordinary shares from us in connection with a compensatory share or option plan or other written agreement before the effective date of this offering is entitled to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirements or other restrictions contained in Rule 701.

The Securities and Exchange Commission has indicated that Rule 701 will apply to typical share options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and beginning 90 days after the date of this prospectus, may be sold by persons other than “affiliates,” as defined in Rule 144, subject only to the manner of sale provisions of Rule 144 and by “affiliates” under Rule 144 without compliance with its one-year minimum holding period requirement.

TAXATION

The following summary of the material Cayman Islands, PRC and U.S. federal income tax consequences of acquiring, owning and disposing of our ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ordinary shares, such as the tax consequences under state, local and other tax laws. As used in this discussion, references to “we,” “our,” or “us” refer only to Sunity Cayman.

Cayman Islands Taxation

The Government of the Cayman Islands will not, under existing legislation, impose any income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax upon us or our shareholders. The Cayman Islands are not party to a double tax treaty with any country that is applicable to any payments made to or by us.

We have received an undertaking from the Governor-in-Cabinet of the Cayman Islands that, in accordance with section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, for a period of 20 years from the date of the undertaking, no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to us or our operations and, in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable (i) on or in respect of our shares, debentures or other obligations or (ii) by way of withholding in whole or in part of a payment of dividends or other distributions of income or capital by us to our shareholders or a payment of principal or interest or other sums due under our debentures or other obligations.

PRC Taxation

In the opinion of Shanghai Hui Kun Law Firm, the following are the material PRC tax consequences relating to the acquisition, ownership and disposition of our ordinary shares.

You should consult with your own tax adviser regarding the PRC tax consequences of the acquisition, ownership and disposition of our ordinary shares in your particular circumstances.

Resident Enterprise Treatment

On March 16, 2007, the Fifth Session of the Tenth National People’s Congress passed the Enterprise Income Tax Law of the PRC (“EIT Law”), which became effective on January 1, 2008. Under the EIT Law, enterprises are classified as “resident enterprises” and “non-resident enterprises.” Pursuant to the EIT Law and its implementing rules, enterprises established outside China whose “de facto management bodies” are located in China are considered “resident enterprises” and subject to the uniform 25% enterprise income tax rate on their worldwide taxable income. According to the implementing rules of the EIT Law, “de facto management body” refers to a managing body that in practice exercises overall management control over the production and business, personnel, accounting and assets of an enterprise.

On April 22, 2009, the State Administration of Taxation issued the Notice on the Issues Regarding Recognition of Enterprises that are Domestically Controlled as PRC Resident Enterprises Based on the De Facto Management Body Criteria, or Circular 82, which was retroactively effective as of January 1, 2008. This notice provides that an overseas incorporated enterprise whose major shareholders are Chinese domestic companies or a Chinese domestic company group will be recognized as a “tax-resident enterprise” if it satisfies all of the following conditions: (i) the senior management responsible for daily production/business operations are primarily located in the PRC, and the location(s) where such senior management execute their responsibilities are primarily in the PRC; (ii) strategic financial and personnel decisions are made or approved by organizations or personnel located in the PRC; (iii) major properties, accounting ledgers, company seals and minutes of board meetings and shareholder meetings, etc., are maintained in the PRC; and (iv) 50% or more of the board members with voting rights or senior management habitually reside in the PRC.

Given the short history of the EIT Law and lack of applicable legal precedent, it remains unclear how the PRC tax authorities will determine the resident enterprise status of a company organized under the laws of a foreign (non-PRC) jurisdiction, such as us and Sunity HK. If the PRC tax authorities determine that we and/or

Sunity HK is a “resident enterprise” under the EIT Law, a number of tax consequences should follow. First, we and/or Sunity HK should be subject to the enterprise income tax at a rate of 25% on our and/or Sunity HK’s worldwide taxable income, as well as PRC enterprise income tax reporting obligations. Second, the EIT Law provides that dividend income between “qualified resident enterprises” is exempt from the enterprise income tax. As a result, if both we and Sunity HK are treated as PRC “qualified resident enterprises,” all dividends paid from Sunity WFOE to Sunity HK and from Sunity HK to us should be exempt from the PRC enterprise income tax.

As of the date of this prospectus, no relevant PRC authorities have ever made a determination that a business with similar management and investment structures to our management and investment structure should be considered a “resident enterprise” under the PRC laws.

Dividends From Sunity WFOE

If Sunity HK is not treated as a resident enterprise under the EIT Law, then dividends that Sunity HK receives from Sunity WFOE should be subject to PRC withholding tax. The EIT Law and the implementing rules of the EIT Law provide that (A) an income tax rate of 25% will normally be applicable to “non-resident enterprises” which (i) have an establishment or place of business inside the PRC, and (ii) have income in connection with their establishment or place of business that is sourced from the PRC or is earned outside the PRC but has an actual connection with their establishment or place of business inside the PRC, and (B) a PRC withholding tax at a rate of 10% will normally be applicable to dividends payable to non-resident investors which (i) do not have an establishment or place of business in the PRC or (ii) have an establishment or place of business in the PRC, but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC.

As described above, the PRC tax authorities may determine the resident enterprise status of entities organized under the laws of foreign jurisdictions on a case-by-case basis. We and Sunity HK are holding companies and substantially all of our and Sunity HK’s income should be derived from dividends. Thus, if we are or Sunity HK is considered a “non-resident enterprise” under the EIT Law and the dividends paid to us or Sunity HK are considered income sourced within the PRC, such dividends received should be subject to PRC withholding tax as described in the foregoing paragraph.

The State Council of the PRC or a tax treaty between China and the jurisdiction in which the non-resident enterprise resides may reduce such income or withholding tax, with respect to such non-resident enterprise. Pursuant to the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion With Respect to Taxes on Income (the “PRC-Hong Kong Tax Treaty”) and relevant circulars issued by the SAT, if the Hong Kong resident enterprise that is not deemed to be a conduit by the PRC tax authorities owns more than 25% of the equity interests in a PRC resident enterprise, the 10% PRC withholding tax on the dividends the Hong Kong resident enterprise receives from the PRC resident enterprise is reduced to 5%.

We are a Cayman Islands holding company, and we have a subsidiary in Hong Kong (Sunity HK), which in turns owns a 100% equity interest in Sunity WFOE, a PRC company. As a result, if Sunity HK were treated as a “non-resident enterprise” under the EIT Law, then dividends that Sunity HK receives from Sunity WFOE (assuming such dividends were considered sourced within the PRC) (i) should be subject to a 5% PRC withholding tax, if the PRC-Hong Kong Tax Treaty were applicable, or (ii) if such treaty does not apply (i.e., because the PRC tax authorities may deem Sunity HK to be a conduit not entitled to treaty benefits), should be subject to a 10% PRC withholding tax. Similarly, if we were treated as a “non-resident enterprise” under the EIT Law, and Sunity HK were treated as a “resident enterprise” under the EIT Law, then dividends that we receive from Sunity HK (assuming such dividends were considered sourced within the PRC) may be subject to a 10% PRC withholding tax. Any such taxes on dividends could materially reduce the amount of dividends, if any, we could pay to our shareholders.

As of the date of this prospectus, there has not been a definitive determination as to the “resident enterprise” or “non-resident enterprise” status of us or Sunity HK. As indicated above, however, Sunity WFOE is not expected to pay any dividends in the near future. Sunity WFOE and Sunity HK will make any necessary tax withholding if, in the future, Sunity WFOE or Sunity HK were to pay any dividends and Sunity

WFOE or Sunity HK (based on future clarifying guidance issued by the PRC), or the PRC tax authorities, determine that Sunity HK is or we are a non-resident enterprise under the EIT Law.

Dividends that Non-PRC Resident Investors Receive From Us; Gain on the Sale or Transfer of Our Ordinary Shares

If we are determined to be a “resident enterprise” under the EIT Law and dividends payable to (or gains realized by) investors that are not tax residents of the PRC (“non-resident investors”) and that are enterprises (but not individuals) are treated as income derived from sources within the PRC, then the dividends that such non-resident investors receive from us and any such gain on the sale or transfer of our ordinary shares by such investors should be subject to income tax under the PRC tax laws. As indicated below, under the PRC tax laws, we would not have an obligation to withhold PRC income tax in respect of gains that such non-resident investors may realize from the sale or transfer of our ordinary shares (regardless of whether such gains would be regarded as income from sources within the PRC), but we would have an obligation to withhold PRC income tax at the applicable rate described below (subject to reduction by applicable tax treaties) on dividends that such non-resident investors receive from us if such dividends are regarded as income derived from sources within the PRC.

Under the EIT laws and its implementing rules, PRC withholding tax at the rate of 10% is applicable to dividends payable to non-resident investors that are enterprises (but not individuals) which (i) do not have an establishment or place of business in the PRC or (ii) have an establishment or place of business in the PRC but the relevant income is not effectively connected with the establishment or place of business, to the extent that such dividends have their sources within the PRC. Similarly, any gain realized on the sale or transfer of our ordinary shares by such investors is subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC.

According to the Notices published by the Administration of State Tax, non-resident investors who are individuals are exempt from PRC income tax on the dividends received from us and gains from the sale or transfer of our ordinary shares at present.

The dividends paid by us to non-resident investors that are enterprises (but not individuals) with respect to our ordinary shares, or gains such non-resident investors may realize from the sale or transfer of our ordinary shares, may be treated as PRC-sourced income and, as a result, may be subject to PRC income tax. In such event, we should be required to withhold the applicable PRC income tax on any dividends paid to such non-resident investors. In addition, such non-resident investors in our ordinary shares should be responsible for paying the applicable PRC income tax on any gain realized from the sale or transfer of our ordinary shares if such non-resident investors and the gains satisfy the requirements under the PRC tax laws. However, under the PRC tax laws, we would not have an obligation to withhold PRC income tax in respect of the gains that such non-resident investors (including U.S. investors) may realize from the sale or transfer of our ordinary shares.

If we were to pay any dividends in the future, and if we (based on future clarifying guidance issued by the PRC), or the PRC tax authorities, determine that we must withhold PRC tax on any dividends payable by us under the PRC tax laws, we will make any necessary tax withholding on dividends payable to our non-resident investors. If such non-resident investors as described under PRC tax laws (including U.S. investors) realize any gain from the sale or transfer of our ordinary shares and if such gain were considered as PRC-sourced income, such non-resident investors would be responsible for paying the applicable PRC income tax on the gain from the sale or transfer of our ordinary shares. As indicated above, under the PRC tax laws, we would not have an obligation to withhold PRC income tax in respect of the gains that such non-resident investors (including U.S. investors) may realize from the sale or transfer of our ordinary shares.

On December 10, 2009, the State Administration of Taxation (“SAT”) released Circular Guoshuihan No. 698 (“Circular 698”) that reinforces the taxation of non-listed equity transfers by non-resident investors through overseas holding vehicles. Circular 698 is retroactively effective from January 1, 2008. Circular 698 addresses indirect equity transfers as well as other issues. According to Circular 698, where a non-resident investor who indirectly holds an equity interest in a PRC resident enterprise through a non-PRC offshore holding company indirectly transfers an equity interest in a PRC resident enterprise by selling an equity interest in the offshore holding company, and the latter is located in a country or jurisdiction where the actual tax burden is less than 12.5% or where the offshore income of its residents is not taxable, the non-resident investor is required to provide the PRC tax authority in charge of that PRC resident enterprise with certain relevant information within 30 days of the execution of the equity transfer agreement. The tax authorities in charge will evaluate the offshore transaction for tax purposes. In the event that the PRC tax authorities determine that such transfer is abusing forms of business organization and a reasonable commercial purpose for the offshore holding company other than the avoidance of PRC income tax liability is lacking, the PRC tax authorities will have the power to re-assess the nature of the equity transfer under the doctrine of substance over form. A reasonable commercial purpose may be established when the overall international (including U.S.) offshore structure is set up to comply with the requirements of supervising authorities of international (including U.S.) capital markets. If the SAT’s challenge of a transfer is successful, it may deny the existence of the offshore holding company that is used for tax planning purposes and subject the non-resident investor to PRC tax on the capital gain from such transfer. Since Circular 698 has a short history, there is uncertainty as to its application. We (or a non-resident investor) may become at risk of being taxed under Circular 698 and may be required to expend valuable resources to comply with Circular 698 or to establish that we (or such non-resident investor) should not be taxed under Circular 698, which could have a material adverse effect on our financial condition and results of operations (or such non-resident investor’s investment in us).

Penalties for Failure to Pay Applicable PRC Income Tax

A non-resident investor in us may be responsible for paying PRC tax at a rate of 10% on any gain realized from the sale or transfer of our ordinary shares if such non-resident investor and the gains satisfy the requirements under the EIT Law and its implementing rules, as described above.

According to the EIT Law and its implementing rules, the PRC Tax Administration Law (the “Tax Administration Law”) and its implementing rules, the Provisional Measures for the Administration of Withholding of Enterprise Income Tax for Non-resident Enterprises (the “Administration Measures”) and other applicable PRC laws or regulations (collectively, the “Tax Related Laws”), where any gain derived by a non-resident investor from the sale or transfer of our ordinary shares is subject to any income tax in the PRC, and such non-resident investor fails to file any tax return or pay tax in this regard pursuant to the Tax Related Laws, such investor should be subject to certain fines, penalties or punishments, including without limitation: (1) if the non-resident investor fails to file a tax return and present the relevant information in connection with tax payments, the competent tax authorities shall order it to do so within the prescribed time limit and may impose a fine up to RMB 2,000, and in egregious cases, may impose a fine ranging from RMB 2,000 to RMB 10,000; (2) if the non-resident investor fails to file a tax return or fails to pay all or part of the amount of tax payable, the non-resident investor shall be required to pay the unpaid tax amount payable, a surcharge on overdue tax payments (the daily surcharge is 0.05% of the overdue amount, beginning from the day the deferral begins), and a fine ranging from 50% to 500% of the unpaid amount of the tax payable; (3) if the non-resident investor fails to file a tax return and to pay the tax within the prescribed time limit according to the order by the PRC tax authorities, the PRC tax authorities may collect and check information about the income receivable by the non-resident investor in the PRC from other payers (the “Other Payers”) who will pay amounts to such non-resident investor, and send a “Notice of Tax Issues” to the Other Payers to collect and recover the tax payable and overdue fines imposed on such non-resident investor from the amounts otherwise payable to such non-resident investor by the Other Payers; (4) if the non-resident investor fails to pay the tax payable within the prescribed time limit as ordered by the PRC tax authorities, a fine may be imposed on the non-resident investor ranging from 50% to 500% of the unpaid tax payable, and the PRC tax authorities may, upon approval by the director of the tax bureau (or sub-bureau) of, or higher than, the county level, take the following compulsory measures: (i) notify in writing the non-resident investor’s bank or other financial institution to withhold from the account thereof for payment of the amount of tax payable, and (ii) detain, seal off, or sell by auction or on the market the non-resident investor’s commodities, goods or other property in a value equivalent to the amount of tax payable; or (5) if the non-resident investor fails to pay all or part of the amount of tax payable or the surcharge for the overdue tax payment, and can not provide a guarantee to the PRC tax authorities, the tax authorities may notify the frontier authorities to prevent the non-resident investor or its legal representative from leaving the PRC.

United States Federal Income Taxation

General

In the opinion of Loeb & Loeb LLP, the following are the material U.S. federal income tax consequences to an investor of the acquisition, ownership and disposition of our ordinary shares purchased by the investor pursuant to this offering. The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to a beneficial owner of the ordinary shares that is for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;
•	a corporation (or other entity treated as a corporation) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;
•	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or
•	a trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a beneficial owner of the ordinary shares is not described as a U.S. Holder and is not an entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes, such owner will be considered a “Non-U.S. Holder.” The U.S. federal income tax consequences applicable specifically to Non-U.S. Holders are described below under the heading “Tax Consequences to Non-U.S. Holders.”

This summary is based on the Internal Revenue Code of 1986, as amended, or the “Code,” its legislative history, existing and proposed Treasury regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These authorities are subject to change or differing interpretations, possibly on a retroactive basis.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder based on such holder’s individual circumstances. In particular, this discussion considers only holders that own our ordinary shares as capital assets within the meaning of Section 1221 of the Code, and does not address the potential application of the alternative minimum tax. In addition, this discussion does not address the U.S. federal income tax consequences to holders that are subject to special rules, including:

•	financial institutions or financial services entities;
•	broker-dealers;
•	persons that are subject to the mark-to-market accounting rules under Section 475 of the Code;
•	tax-exempt entities;
•	governments or agencies or instrumentalities thereof;
•	insurance companies;
•	regulated investment companies;
•	real estate investment trusts;
•	certain expatriates or former long-term residents of the United States;
•	persons that actually or constructively own 5% or more of our voting shares;
•	persons that acquired our ordinary shares pursuant to the exercise of employee stock options, in connection with employee stock incentive plans or otherwise as compensation;
•	persons that hold our ordinary shares as part of a straddle, constructive sale, hedging, conversion or other integrated transaction; or
•	persons whose functional currency is not the U.S. dollar.

This discussion does not address any aspect of U.S. federal non-income tax laws, such as gift or estate tax laws, or state, local or non-U.S. tax laws, or, except as discussed herein, any tax reporting obligations of a holder of our ordinary shares. Additionally, this discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold our ordinary shares through such entities. If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of our ordinary shares, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. This discussion also assumes that any distributions made (or deemed made) in respect of our ordinary shares and any consideration received (or deemed received) by a holder in consideration for the sale or other disposition of our ordinary shares will be in U.S. dollars.

We have not sought, and will not seek, a ruling from the Internal Revenue Service, or the “IRS,” as to any U.S. federal income tax consequence described herein. The IRS may disagree with the description herein, and its determination may be upheld by a court. Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion.

BECAUSE OF THE COMPLEXITY OF THE TAX LAWS AND BECAUSE THE TAX CONSEQUENCES TO ANY PARTICULAR HOLDER OF OUR ORDINARY SHARES MAY BE AFFECTED BY MATTERS NOT DISCUSSED HEREIN, EACH HOLDER OF OUR ORDINARY SHARES IS URGED TO CONSULT WITH ITS TAX ADVISOR WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF THE ACQUISITION AND THE OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL AND NON-U.S. TAX LAWS, AS WELL AS U.S. FEDERAL TAX LAWS AND APPLICABLE TAX TREATIES.

Tax Consequences to U.S. Holders

Taxation of Distributions Paid on Ordinary Shares

Subject to the passive foreign investment company, or “PFIC,” rules discussed below, a U.S. Holder will be required to include in gross income as ordinary income the amount of any cash dividend paid on the ordinary shares. A cash distribution on such shares will be treated as a dividend for U.S. federal income tax purposes to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such dividend generally will not be eligible for the dividends received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. The portion of such distribution, if any, in excess of such earnings and profits will be applied against and reduce the U.S. Holder’s adjusted tax basis in our ordinary shares (but not below zero). Any remaining excess will be treated as gain from the sale or exchange of such ordinary shares.

With respect to non-corporate U.S. Holders for taxable years beginning before January 1, 2011, such dividends may be subject to U.S. federal income tax at the lower applicable long-term capital gains rate (see “ — Taxation on the Disposition of Ordinary Shares” below) provided that (a) our ordinary shares are readily tradable on an established securities market in the United States or, in the event we are deemed to be a PRC “resident enterprise” under the EIT Law, we are eligible for the benefits of the Agreement between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income, or the “U.S.-PRC Tax Treaty,” (b) we are not a PFIC, as discussed below, for either the taxable year in which the dividend was paid or the preceding taxable year, and (c) certain holding period requirements are met. Under published IRS authority, our ordinary shares are considered for purposes of clause (a) above to be readily tradable on an established securities market in the United States only if they are listed on certain exchanges, which presently include the NASDAQ Capital Market. Although we have applied to list our ordinary shares on the NASDAQ Capital Market, U.S. Holders nevertheless should consult their own tax advisors regarding the availability of the lower rate for any cash dividends paid with respect to our ordinary shares. For taxable years beginning on or after January 1, 2011, the regular U.S. federal income tax rate applicable to such dividends currently is scheduled to return to the regular U.S. federal income tax rate generally applicable to ordinary income.

If a PRC tax applies to such dividends paid to a U.S. Holder on our ordinary shares, such tax should be treated as a foreign tax eligible for a deduction from such holder’s U.S. federal taxable income or a foreign tax credit against such holder’s U.S. federal income tax liability (subject to applicable conditions and limitations, including in the case of the foreign tax credit, that such holder has sufficient foreign source taxable income in order to claim the full amount of the credit). In addition, such U.S. Holder should be entitled to certain benefits under the U.S.-PRC Tax Treaty, including the treatment of any such income as arising in the PRC for purposes of calculating such foreign tax credit, if such holder is considered a resident of the United States and otherwise meets the requirements of the U.S.-PRC Tax Treaty. U.S. Holders should consult their own tax advisors regarding the deduction or credit for any such PRC tax and their eligibility for the benefits of the U.S.-PRC Tax Treaty.

Taxation on the Disposition of Ordinary Shares

Upon a sale or other taxable disposition of our ordinary shares, and subject to the PFIC rules discussed below, a U.S. Holder should recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in our ordinary shares.

The regular U.S. federal income tax rate on capital gains recognized by U.S. Holders generally is the same rate as the regular U.S. federal income tax rate on ordinary income, except that long-term capital gains recognized by non-corporate U.S. Holders generally are subject to U.S. federal income tax at a maximum regular rate of 15% for taxable years beginning before January 1, 2011 (but currently scheduled to increase to 20% for taxable years beginning on or after January 1, 2011). Capital gain or loss will constitute long-term capital gain or loss if the U.S. Holder’s holding period for the ordinary shares exceeds one year. The deductibility of capital losses is subject to various limitations.

If a PRC tax applies to any gain from the disposition of our ordinary shares by a U.S. Holder, such tax should be treated as a foreign tax eligible for a deduction from such holder’s U.S. federal taxable income or a foreign tax credit against such holder’s U.S. federal income tax liability (subject to applicable conditions and limitations, including in the case of the foreign tax credit, that such holder has sufficient foreign source taxable income in order to claim the full amount of the credit). In addition, such U.S. Holder should be entitled to certain benefits under the U.S.-PRC Tax Treaty, including the treatment of any such income as arising in the PRC for purposes of calculating such foreign tax credit, if such holder is considered a resident of the United States and otherwise meets the requirements of the U.S.-PRC Tax Treaty. U.S. Holders should consult their own tax advisors regarding the deduction or credit for any such PRC tax and their eligibility for the benefits of the U.S.-PRC Tax Treaty.

Additional Taxes After 2012

For taxable years beginning after December 31, 2012, U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally will be subject to a 3.8% Medicare contribution tax on unearned income, including, among other things, cash dividends on, and capital gains from the sale or other taxable disposition of, our ordinary shares, subject to certain limitations and exceptions. U.S. Holders should consult their own tax advisors regarding the effect, if any, of such tax on their ownership and disposition of our ordinary shares.

Passive Foreign Investment Company Rules

A foreign (i.e., non-U.S.) corporation will be a passive foreign investment company, or “PFIC,” if at least 75% of its gross income in a taxable year of the foreign corporation, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income. Alternatively, a foreign corporation will be a PFIC if at least 50% of its assets in a taxable year of the foreign corporation, ordinarily determined based on fair market value and averaged quarterly over the year, including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than certain rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

Based on the expected composition (and estimated values) of the assets and the nature of the income of us and our subsidiaries for our current taxable year, we do not anticipate that we will be treated as a PFIC for our current taxable year. However, our actual PFIC status for our current taxable year or any subsequent taxable year will not be determinable until after the end of such taxable year. We also do not plan to make annual determinations or otherwise notify U.S. Holders of our PFIC Status. Accordingly, there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of our ordinary shares, such U.S. Holder did not make either a timely qualified electing fund (“QEF”) election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our ordinary shares, or a mark-to-market election, each as described below, such holder generally will be subject to special rules with respect to:

•	any gain recognized by the U.S. Holder on the sale or other disposition of its ordinary shares; and
•	any “excess distribution” made to the U.S. Holder (generally, the excess of the amount of any distributions to such U.S. Holder during a taxable year of the U.S. Holder over 125% of the average annual distributions received by such U.S. Holder in respect of our ordinary shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for our ordinary shares).

Under these rules:

•	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for our ordinary shares;
•	the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution or to the period in the U.S. Holder’s holding period before the first day of our first taxable year in which we qualified as a PFIC will be taxed as ordinary income;
•	the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and
•	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such other taxable year of the U.S. Holder.

In general, if we are determined to be a PFIC, a U.S. Holder may avoid the PFIC tax consequences described above in respect to our ordinary shares by making a timely QEF election to include in income its pro rata share of our net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year of the U.S. Holder in which or with which our taxable year ends. A U.S. Holder may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge.

The QEF election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Holder generally makes a QEF election by attaching a completed IRS Form 8621 (Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), including the information provided in a PFIC annual information statement, to a timely filed U.S. federal income tax return for the taxable year to which the election relates. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS.

In order to comply with the requirements of a QEF election, a U.S. Holder must receive certain information from us. Upon request from a U.S. Holder, we will endeavor to provide to the U.S. Holder, no later than 90 days after the request, such information as the IRS may require, including a PFIC annual information statement, in order to enable the U.S. Holder to make and maintain a QEF election. However, there is no assurance that we will have timely knowledge of our status as a PFIC in the future or of the required information to be provided.

If a U.S. Holder made a QEF election with respect to our ordinary shares, and the special tax and interest charge rules do not apply to such shares (because of a timely QEF election for our first taxable year as a

PFIC in which the U.S. Holder holds (or is deemed to hold) such shares or a purge of the PFIC taint pursuant to a purging election, as described below), any gain recognized on the sale or other taxable disposition of our ordinary shares by such U.S. Holder should be taxable as capital gain and no interest charge will be imposed. As discussed above, a U.S. Holder of a QEF is currently taxed on its pro rata share of the QEF’s earnings and profits, whether or not distributed. In such case, a subsequent distribution of such earnings and profits that were previously included in income should not be taxable as a dividend to such U.S. Holder. The tax basis of a U.S. Holder’s shares in a QEF will be increased by amounts that are included in income, and decreased by amounts distributed but not taxed as dividends, under the above rules. Similar basis adjustments apply to property if by reason of holding such property the U.S. Holder is treated under the applicable attribution rules as owning shares in a QEF.

Although a determination as to our PFIC status will be made annually, an initial determination that we are a PFIC generally will apply for subsequent years to a U.S. Holder who held our ordinary shares while we were a PFIC, whether or not we meet the test for PFIC status in those years. A U.S. Holder who makes the QEF election discussed above for our first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) our ordinary shares, however, will not be subject to the PFIC tax and interest charge rules discussed above in respect to such shares. In addition, such U.S. Holder will not be subject to the QEF inclusion regime with respect to such shares for any of our taxable years that end within or with a taxable year of the U.S. Holder and in which we are not a PFIC. On the other hand, if the QEF election is not effective for each of our taxable years in which we are a PFIC and during which the U.S. Holder holds (or is deemed to hold) our ordinary shares, the PFIC rules discussed above will continue to apply to such shares unless the U.S. Holder makes a “purging election” with respect to such shares. A purging election creates a deemed sale of such shares at their fair market value. The gain recognized by the purging election generally will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, the U.S. Holder generally will increase the adjusted tax basis in its ordinary shares by the gain recognized and will also have a new holding period in its ordinary shares for purposes of the PFIC rules.

Alternatively, if a U.S. Holder, at the close of its taxable year, owns shares in a PFIC that are treated as marketable stock, the U.S. Holder may make a mark-to-market election with respect to such shares for such taxable year. If the U.S. Holder makes a valid mark-to-market election for the first taxable year of the U.S. Holder in which the U.S. Holder holds (or is deemed to hold) our ordinary shares and for which we are determined to be a PFIC, such holder generally will not be subject to the PFIC rules described above in respect to its ordinary shares. Instead, in general, the U.S. Holder will include as ordinary income each year the excess, if any, of the fair market value of its ordinary shares at the end of its taxable year over the adjusted tax basis in its ordinary shares. The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted tax basis of its ordinary shares over the fair market value of its ordinary shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s adjusted tax basis in its ordinary shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of the ordinary shares will be treated as ordinary income.

The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, including the NASDAQ Capital Market, or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. Although we have applied to list our ordinary shares on the NASDAQ Capital Market, U.S. Holders should nevertheless consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election in respect to our ordinary shares under their particular circumstances.

If we are a PFIC and, at any time, have a foreign subsidiary that is classified as a PFIC, a U.S. Holder should be deemed to own a portion of the shares of such lower-tier PFIC, and could incur liability for the deferred tax and interest charge described above if we receive a distribution from, or dispose of all or part of our interest in, or the U.S. Holder otherwise were deemed to have disposed of an interest in, the lower-tier PFIC. Upon request from a U.S. Holder, we will endeavor to cause any lower-tier PFIC to provide to a U.S. Holder no later than 90 days after the request the information that may be required to make or maintain a

QEF election with respect to the lower-tier PFIC. However, there is no assurance that we will have timely knowledge of the status of any such lower-tier PFIC, and we do not plan to make annual determinations or otherwise notify U.S. Holders of the PFIC status of any such lower-tier PFIC. There is also no assurance that we will be able to cause a lower-tier PFIC to provide any such required information requested by a U.S. Holder. U.S. Holders are urged to consult their own tax advisors regarding the tax issues raised by lower-tier PFICs.

A U.S. Holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. Holder may have to file an IRS Form 8621 (whether or not a QEF election or mark-to-market election is made) and such other information as may be required by the U.S. Treasury Department.

The rules dealing with PFICs and with the QEF and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of our ordinary shares should consult their own tax advisors concerning the application of the PFIC rules to our ordinary shares under their particular circumstances.

Tax Consequences to Non-U.S. Holders

Cash dividends paid to a Non-U.S. Holder in respect to our ordinary shares generally will not be subject to U.S. federal income tax, unless the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains in the United States).

In addition, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain attributable to a sale or other taxable disposition of our ordinary shares unless such gain is effectively connected with its conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such holder maintains in the United States) or the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of sale or other taxable disposition and certain other conditions are met (in which case, such gain from United States sources generally is subject to U.S. federal income tax at a 30% rate or a lower applicable tax treaty rate).

Cash dividends and gains that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base in the United States) generally will be subject to U.S. federal income tax (but not the Medicare contribution tax) at the same regular U.S. federal income tax rates applicable to a comparable U.S. Holder and, in the case of a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes, may also be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate.

Backup Withholding and Information Reporting

In general, information reporting for U.S. federal income tax purposes should apply to cash distributions made on our ordinary shares within the United States to a non-corporate U.S. Holder and to the proceeds from sales and other dispositions of our ordinary shares by a non-corporate U.S. Holder to or through a U.S. office of a broker. Payments made (and sales and other dispositions effected at an office) outside the United States will be subject to information reporting in limited circumstances.

In addition, backup withholding of U.S. federal income tax, currently at a rate of 28% (but currently scheduled to increase to 31% for taxable years beginning on or after January 1, 2011), generally will apply to cash dividends paid on our ordinary shares to a non-corporate U.S. Holder and the proceeds from sales and other dispositions of shares by a non-corporate U.S. Holder, in each case who (a) fails to provide an accurate taxpayer identification number; (b) is notified by the IRS that backup withholding is required; or (c) in certain circumstances, fails to comply with applicable certification requirements.

A Non-U.S. Holder generally may eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption.

Backup withholding is not an additional tax. Rather, the amount of any backup withholding will be allowed as a credit against a U.S. Holder’s or a Non-U.S. Holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is timely furnished to the IRS. Holders are urged to consult their own tax advisors regarding the application of backup withholding and the availability of and procedure for obtaining an exemption from backup withholding in their particular circumstances.

UNDERWRITING

We are offering the ordinary shares described in this prospectus through Rodman & Renshaw, LLC. Rodman & Renshaw, LLC is acting as the representative for the underwriters in the offering. We have entered into an underwriting agreement, dated as of     , 2010, with the underwriter, with respect to the ordinary shares being offered. Subject to the terms of the underwriting agreement, we have agreed to sell to the underwriter, and the underwriter has agreed to purchase on a firm commitment basis shares in this offering, at the public offering price, less the underwriting discount as indicated in the following table. Rodman & Renshaw, LLC’s address is 1251 Avenue of the Americas, 20th Floor, New York, NY, 10020.

Underwriter	Number of ordinary shares
Rodman & Renshaw, LLC
Newbridge Securities Corporation
Total

Nature of Underwriting Commitment

The underwriting agreement provides that the underwriter is committed to purchase all ordinary shares offered in this offering, other than those covered by the over-allotment option described below, if the underwriter purchases any of these securities. The underwriting agreement provides that the obligations of the underwriter to purchase the ordinary shares offered hereby are conditional and may be terminated at its discretion based on its assessment of the state of the financial markets. The obligations of the underwriter may also be terminated upon the occurrence of other events specified in the underwriting agreement. Furthermore, pursuant to the underwriting agreement, the underwriter’s obligations are subject to approval of certain legal matters by their counsel, including, without limitation, the authorization and the validity of the ordinary shares, and to various other customary conditions, representations and warranties contained in the underwriting agreement, such as receipt by the underwriter of officers’ certificates and legal opinions of our counsel.

State Blue Sky Information

We intend to offer and sell our ordinary shares offered hereby to retail customers and institutional investors in all 50 states. However, we will not make any offer of these securities in any jurisdiction where the offer is not permitted.

Pricing of Securities

The underwriter has advised us that it proposes to offer the ordinary shares directly to the public at the initial public offering price set forth on the cover page of this prospectus, and to certain dealers that are members of the Financial Industry Regulatory Authority (FINRA), at such price less a concession not in excess of $    per share. The underwriters may allow, and such dealers may reallow, a discount not in excess of $    per share from the initial public offering price to certain brokers and dealers. After the public offering, the offering price and concessions and discounts to brokers and dealers and other selling terms may from time to time be changed by the underwriters.

Prior to this offering, there was no public market for the ordinary shares in the United States. The initial public offering price of our ordinary shares was determined by negotiation between us and the underwriters. The principal factors considered in determining the public offering price of the ordinary shares included:

•	the information in this prospectus and otherwise available to the underwriter;
•	the history and the prospects for the industry in which we will compete;
•	the ability of our management;
•	the prospects for our future earnings;
•	the present state of our development and our current financial condition;
•	the general condition of the economy and the securities markets, both in the United States and China, at the time of this offering;

•	the recent market prices of, and the demand for, publicly-traded securities of generally comparable companies; and
•	other factors as were deemed relevant.

We cannot be sure that the initial public offering price will correspond to the price at which our ordinary shares will trade in the public market following this offering or that an active trading market for the ordinary shares will develop and continue after this offering.

Discounts and Commissions

The following table summarizes the compensation to be paid to the underwriter by us and the proceeds, before expenses, payable to us. The information assumes either no exercise or full exercise by the underwriter of the over-allotment option.

Total
	Per Share	Without Over-Allotment	With Over-Allotment
Public offering price
Underwriting discount(1)
Non-accountable expense allowance(2)
Proceeds, before expenses, to us(3)

(1)	Represents an underwriting discount of 5.5%.
(2)	The non-accountable expense allowance is not payable with respect to the ordinary shares sold upon exercise of the underwriter’s over-allotment option. We have previously paid to a $ advance towards the non-accountable expense allowance.
(3)	We estimate that the total expenses of this offering excluding the underwriting discount and the non-accountable expense allowance, will be approximately $ million.

Option to Purchase Additional Shares

We have granted the underwriter an option, exercisable for 45 days after the date of this prospectus, to purchase up to       additional ordinary shares solely to cover over-allotments, if any, at the same price as the initial ordinary shares offered. If the underwriters fully exercise the over-allotment option, the total public offering price, underwriting discounts and proceeds (before expenses) to us will be $    , $    , and $   , respectively.

Underwriter’s Warrants

We have agreed to issue to the underwriter at the closing of this offering, warrants to purchase up to a total of ordinary shares equal to __% of the aggregate number of shares sold in this offering, excluding the over-allotment option. The purchase price of the underwriter’s warrants is $__. The ordinary shares issuable upon exercise of the underwriter’s warrants are identical to those offered by this prospectus. The underwriter’s warrants is exercisable at an exercise price equal to __% of the initial offering price per ordinary share in this offering commencing one year from the date of this prospectus and expiring two years from the date of this prospectus. The underwriter’s warrants and the ordinary shares underlying the underwriter’s warrants may not be sold, transferred, assigned, pledged or hypothecated, or be the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective disposition thereof by any person for a period of __ months from the effective date of this offering except to members of the selling group and or their respective officers and partners. The underwriter’s warrants grants to holders demand and “piggy back” registration rights for a period of __ years from the date of this prospectus with respect to the registration under the Securities Act of the ordinary shares issuable upon exercise of the underwriter’s warrants. We will set aside and at all times have available a sufficient number of ordinary shares to be issued upon exercise of the underwriter’s warrants. We will bear the fees and expenses attendant to one demand registration and an unlimited number of “piggy back” registrations and the holders will bear the fees and expenses attendant to one additional demand registration, except that in all cases underwriting commissions will be paid for by the holders themselves. The exercise price and number of ordinary shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, or our recapitalization, reorganization, merger or consolidation.

Lock-ups

We have agreed with the underwriter that, without the prior written consent of __, we will not: (1) for a period of __ days following the closing of this offering, offer, sell or distribute any of our securities, other than pursuant to our employee stock option plans at the then fair market value, or pursuant to the terms of any securities exercisable for convertible into shares of our capital stock outstanding at the closing of this offering, and (2) for a period of __ days following the closing of this offering, offer, sell or distribute any convertible securities convertible at a price that may, at the time of conversion, be less than the fair market value of our ordinary shares on the date of the original sale. For these purposes, the term “fair market value” means the greater of: (i) the average of the volume weighted average price of our ordinary shares for each of the 10 trading days prior to the date of the original sale; and (ii) the last sale price of the ordinary shares, during normal operating hours, as reported on the NASDAQ Capital Market, or any other exchange or electronic quotation system on which the ordinary shares are then listed.

In addition, each of our officers, directors and pre-IPO shareholders have agreed that, without the prior written consent of the representative of the underwriters, they will not for a period of __ days from the closing of this offering, offer, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any of our securities. There are no agreements between the underwriters and any of our shareholders, optionholders or affiliates releasing them from these lock-up agreements as of the date hereof.

The underwriter has no present intention to waive or shorten the lock-up periods described herein. The underwriter’s determination to release all or any portion of the shares subject to the lock-up agreements will depend on several factors including, but not limited to, the market price of our ordinary shares and the general condition of the securities markets. However, the underwriter’s decision to shorten the lock-up period is arbitrary and may not be based on any specific parameters.

Stabilization

Until the distribution of the ordinary shares offered by this prospectus is completed, rules of the Securities and Exchange Commission may limit the ability of the underwriters to bid for and to purchase our ordinary shares. As an exception to these rules, the underwriter may engage in transactions effected in accordance with Regulation M under the Securities Exchange Act of 1934 that are intended to stabilize, maintain or otherwise affect the price of our ordinary shares. The underwriter may engage in over-allotment sales, syndicate covering transactions, stabilizing transactions and penalty bids in accordance with Regulation M.

•	Stabilizing transactions permit bids or purchases for the purpose of pegging, fixing or maintaining the price of the ordinary shares, so long as stabilizing bids do not exceed a specified maximum.
•	Over-allotment involves sales by the underwriter of ordinary shares in excess of the number of ordinary shares the underwriter is obligated to purchase, which creates a short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of ordinary shares over-allotted by the underwriter is not greater than the number of ordinary shares that it may purchase in the over-allotment option. In a naked short position, the number of ordinary shares involved is greater than the number of ordinary shares in the over-allotment option. The underwriters may close out any covered short position by either exercising its over-allotment option or purchasing ordinary shares in the open market.
•	Covering transactions involve the purchase of securities in the open market after the distribution has been completed in order to cover short positions. In determining the source of securities to close out the short position, the underwriter will consider, among other things, the price of securities available for purchase in the open market as compared to the price at which they may purchase securities through the over-allotment option. If the underwriter sells more ordinary shares than could be covered by the over-allotment option, creating a naked short position, the position can only be closed out by buying securities in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the securities in the open market after pricing that could adversely affect investors who purchase in this offering.
•	Penalty bids permit the underwriter to reclaim a selling concession from a selected dealer when the ordinary shares originally sold by the selected dealer are purchased in a stabilizing covering transaction to cover short positions.

These stabilizing transactions, covering transactions and penalty bids may have the effect of raising or maintaining the market price of our ordinary shares or preventing or retarding a decline in the market price of our ordinary shares. As a result, the price of our ordinary shares may be higher than the price that might otherwise exist in the open market.

Neither we nor the underwriter make any representation or prediction as to the effect that the transactions described above may have on the prices of the ordinary shares. These transactions may occur on the NASDAQ Capital Market, or on any other trading market. If any of these transactions are commenced, they may be discontinued without notice at any time.

Foreign Regulatory Restrictions on Purchase of the Ordinary Shares

We have not taken any action to permit a public offering of the ordinary shares outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to this offering of ordinary shares and the distribution of the prospectus outside the United States. In addition to the public offering of the shares in the United States, the underwriter may, subject to the applicable foreign laws, also offer the ordinary shares to certain institutions or accredited persons in the following countries:

Italy.  This offering of our ordinary shares has not been cleared by Consob, the Italian Stock Exchange’s regulatory agency of public companies, pursuant to Italian securities legislation and, accordingly, no ordinary shares may be offered, sold or delivered, nor may copies of this prospectus or of any other document relating to our ordinary shares be distributed in Italy, except (1) to professional investors (operatori qualificati); or (2) in circumstances which are exempted from the rules on solicitation of investments pursuant to Decree No. 58 and Article 33, first paragraph, of Consob Regulation No. 11971 of May 14, 1999, as amended. Any offer, sale or delivery of our ordinary shares or distribution of copies of this prospectus or any other document relating to our ordinary shares in Italy under (1) or (2) above must be (i) made by an investment firm, bank or financial intermediary permitted to conduct such activities in Italy in accordance with the Decree No. 58 and Legislative Decree No. 385 of September 1, 1993, or the Banking Act; and (ii) in compliance with Article 129 of the Banking Act and the implementing guidelines of the Bank of Italy, as amended from time to time, pursuant to which the issue or the offer of securities in Italy may need to be preceded and followed by an appropriate notice to be filed with the Bank of Italy depending, inter alia, on the aggregate value of the securities issued or offered in Italy and their characteristics; and (iii) in compliance with any other applicable laws and regulations.

Germany.  The offering of our ordinary shares is not a public offering in the Federal Republic of Germany. The shares may only be acquired in accordance with the provisions of the Securities Sales Prospectus Act (Wertpapier-Verkaudfspropsektgestz), as amended, and any other applicable German law. No application has been made under German law to publicly market our ordinary shares in or out of the Federal Republic of Germany. Our ordinary shares are not registered or authorized for distribution under the Securities Sales Prospectus Act and accordingly may not be, and are not being, offered or advertised publicly or by public promotion. Therefore, this prospectus is strictly for private use and the offering is only being made to recipients to whom the document is personally addressed and does not constitute an offer or advertisement to the public. Our ordinary shares will only be available to persons who, by profession, trade or business, buy or sell securities for their own or a third party’s account.

France.  Our ordinary shares offered by this prospectus may not be offered or sold, directly or indirectly, to the public in France. This prospectus has not been or will not be submitted to the clearance procedure of the Autorité des Marchés Financiers, or the AMF, and may not be released or distributed to the public in

France. Investors in France may only purchase the ordinary shares offered by this prospectus for their own account and in accordance with articles L. 411-1, L. 441-2 and L. 412-1 of the Code Monétaire et Financier and decree no. 98-880 dated October 1, 1998, provided they are “qualified investors” within the meaning of said decree. Each French investor must represent in writing that it is a qualified investor within the meaning of the aforesaid decree. Any resale, directly or indirectly, to the public of the ordinary shares offered by this prospectus may be effected only in compliance with the above mentioned regulations. “Les actions offertes par ce document d’information ne peuvent pas être, directement ou indirectement, offertes ou vendues au public en France. Ce document d’information n’a pas été ou ne sera pas soumis au visa de l’Autorité des Marchés Financiers et ne peut être diffusé ou distribué au public en France. Les investisseurs en France ne peuvent acheter les actions offertes par ce document d’information que pour leur compte propre et conformément aux articles L. 411-1, L. 441-2 et L. 412-1 du Code Monétaire et Financier et du décret no. 98-880 du 1 octobre 1998, sous réserve qu’ils soient des investisseurs qualifiés au sens du décret susvisé. Chaque investisseur doit déclarer par écrit qu’il est un investisseur qualifié au sens du décret susvisé. Toute revente, directe ou indirecte, des actions offertes par ce document d’information au public ne peut être effectuée que conformément à la réglementation susmentionnée.”

Greece.  The prospectus has been submitted for approval by the SEC and not the Greek Capital Market Committee. All information contained in the prospectus is true and accurate. The offering of our ordinary shares does not constitute an initial public offer in Greece according to CL. 2190/1920 and L. 3401/2005 as amended and in force. This prospectus is strictly for the use of the entity to which it has been addressed to by the company and not to be circulated in Greece or any other jurisdiction.

This information and documentation is true and accurate and in conformity with the information contained in the prospectus for the offer of ordinary shares, which is being reviewed for approval only by the SEC, and does not constitute provision of the investment service of investment advice according to L. 3606/2007. Any recipient of this material has stated to be a qualified and experienced investor and will evaluate the contents and decide on his/her own discretion whether to participate or not at this offering of ordinary shares.

Switzerland.  This prospectus may only be used by those persons to whom it has been directly handed out by the offeror or its designated distributors in connection with the offer described therein. The ordinary shares are only offered to those persons and/or entities directly solicited by the offeror or its designated distributors, and are not offered to the public in Switzerland. This prospectus constitutes neither a public offer in Switzerland nor an issue prospectus in accordance with the respective Swiss legislation, in particular but not limited to Article 652A Swiss Code Obligations. Accordingly, this prospectus may not be used in connection with any other offer, whether private or public and shall in particular not be distributed to the public in Switzerland.

United Kingdom.  In the United Kingdom, the ordinary shares offered by this prospectus are directed to and will only be available for purchase to a person who is an exempt person as referred to at paragraph (c) below and who warrants, represents and agrees that: (a) it has not offered or sold, will not offer or sell, any ordinary shares offered by this prospectus to any person in the United Kingdom except in circumstances that do not constitute an offer to the public in the United Kingdom for the purposes of the section 85 of the Financial Services and Markets Act 2000 (as amended), or the FSMA; and (b) it has complied and will comply with all applicable provisions of FSMA and the regulations made thereunder in respect of anything done by it in relation to the ordinary shares offered by this prospectus in, from or otherwise involving the United Kingdom; and (c) it is a person who falls within the exemptions to Section 21 of the FSMA as set out in The Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or the Order, being either an investment professional as described under Article 19 or any body corporate (which itself has or a group undertaking has a called up share capital or net assets of not less than £500,000 (if more than 20 members) or otherwise £5 million) or an unincorporated association or partnership (with net assets of not less than £5 million) or is a trustee of a high value trust or any person acting in the capacity of director, officer or employee of such entities as defined under Article 49(2)(a) to (d) of the Order, or a person to whom the invitation or inducement may otherwise lawfully be communicated or cause to be communicated. The investment activity to which this document relates will only be available to and engaged in only with exempt persons referred to above. Persons who are not investment professionals and do not have professional experience in matters relating to investments or are not an exempt person as described above, should not review nor rely or act upon this document and should return this document immediately. It should be noted that this document is not a prospectus in the United Kingdom as defined in the Prospectus Regulations 2005 and has not been approved by the Financial Services Authority or any competent authority in the United Kingdom.

Sweden.  Neither this prospectus nor the ordinary shares offered hereunder have been registered with or approved by the Swedish Financial Supervisory Authority under the Swedish Financial Instruments Trading Act (1991:980) (as amended), nor will such registration or approval be sought. Accordingly, this prospectus may not be made available nor may the ordinary shares offered hereunder be marketed or offered for sale in Sweden other than in circumstances that are deemed not to be an offer to the public in Sweden under the Financial Instruments Trading Act. This prospectus may not be distributed to the public in Sweden and a Swedish recipient of the prospectus may not in any way forward the prospectus to the public in Sweden.

Norway.  This prospectus has not been produced in accordance with the prospectus requirements laid down in the Norwegian Securities Trading Act 1997, as amended. This prospectus has not been approved or disapproved by, or registered with, either the Oslo Stock Exchange or the Norwegian Registry of Business Enterprises. This prospectus may not, either directly or indirectly be distributed to Norwegian potential investors.

Denmark.  This prospectus has not been prepared in the context of a public offering of securities in Denmark within the meaning of the Danish Securities Trading Act No. 171 of 17 March 2005, as amended from time to time, or any Executive Orders issued on the basis thereof and has not been and will not be filed with or approved by the Danish Financial Supervisory Authority or any other public authority in Denmark. The offering of the ordinary shares will only be made to persons pursuant to one or more of the exemptions set out in Executive Order No. 306 of 28 April 2005 on Prospectuses for Securities Admitted for Listing or Trade on a Regulated Market and on the First Public Offer of Securities exceeding EUR 2,500,000 or Executive Order No. 307 of 28 April 2005 on Prospectuses for the First Public Offer of Certain Securities between EUR 100,000 and EUR 2,500,000, as applicable.

The Netherlands.  The underwriter may not offer, distribute, sell, transfer or deliver any of PCHL’s securities, directly or indirectly, in The Netherlands, as a part of their initial distribution or at any time thereafter, to any person other than our employees or employees of our subsidiaries, individuals who or legal entities which trade or invest in securities in the conduct of their profession or business within the meaning of article 2 of the Exemption Regulation issued under the Securities Transactions Supervision Act 1995 (Vrijstellingsregeling Wet toezich teffectenverkeer1995), which includes banks, brokers, pension funds, insurance companies, securities institutions, investment institutions, and other institutional investors, including, among others, treasuries of large enterprises who or which regularly trade or invest in securities in a professional capacity.

Cyprus.  The underwriter has represented, warranted and agreed that: (i) it will not be providing from or within Cyprus any “Investment Services,” “Investment Activities” and “Non-Core Services” (as such terms are defined in the Investment Firms Law 144(I) of 2007, or the IFL, in relation to the ordinary shares, or will be otherwise providing Investment Services, Investment Activities and Non-Core Services to residents or persons domiciled in Cyprus. The underwriter has represented, warranted and agreed that it will not be concluding in Cyprus any transaction relating to such Investment Services, Investment Activities and Non-Core Services in contravention of the IFL and/or applicable regulations adopted pursuant thereto or in relation thereto; and (ii) it has not and will not offer any of the ordinary shares other than in compliance with the provisions of the Public Offer and Prospectus Law, Law 114(I)/2005.

Israel.  The ordinary shares offered by this prospectus have not been approved or disapproved by the Israeli Securities Authority, or ISA. The ordinary shares may not be offered or sold, directly or indirectly, to the public in Israel. The ISA has not issued permits, approvals or licenses in connection with the offering of the ordinary shares or publishing the prospectus; nor has it authenticated the details included herein, confirmed their reliability or completeness, or rendered an opinion as to the quality of the ordinary shares being offered.

Any resale, directly or indirectly, to the public of the ordinary shares offered by this prospectus is subject to restrictions on transferability and must be effected only in compliance with the Israeli securities laws and regulations.

Oman.  For the attention of the residents of Oman:

The information contained in this prospectus neither constitutes a public offer of securities in the Sultanate of Oman, or Oman, as contemplated by the Commercial Companies Law of Oman (Sultani Decree 4/74) or the Capital Market Law of Oman (Sultani Decree 80/98), nor does it constitute an offer to sell, or the solicitation of any offer to buy non-Omani securities in Oman as contemplated by Article 6 of the Executive Regulations to the Capital Market Law of Oman (issued vide Ministerial Decision No 4/2001), and nor does it constitute a distribution of non-Omani securities in Oman as contemplated under the Rules for Distribution of Non-Omani Securities in Oman issued by the Capital Market Authority of Oman, or CMA. Additionally, this prospectus is not intended to lead to the conclusion of any contract of whatsoever nature within the territory of Oman.

This prospectus has been sent at the request of the investor in Oman, and by receiving this prospectus, the person or entity to whom it has been issued and sent understands, acknowledges and agrees that this prospectus has not been approved by the CMA or any other regulatory body or authority in Oman, nor has any authorization, license or approval been received from the CMA or any other regulatory authority in Oman, to market, offer, sell, or distribute the shares within Oman.

No marketing, offering, selling or distribution of any financial or investment products or services has been or will be made from within Oman and no subscription to any securities, products or financial services may or will be consummated within Oman. The underwriter is neither company licensed by the CMA to provide investment advisory, brokerage, or portfolio management services in Oman, nor banks licensed by the Central Bank of Oman to provide investment banking services in Oman. The underwriter does not advise persons or entities resident or based in Oman as to the appropriateness of investing in or purchasing or selling securities or other financial products.

Nothing contained in this prospectus is intended to constitute Omani investment, legal, tax, accounting or other professional advice. This prospectus is for your information only, and nothing herein is intended to endorse or recommend a particular course of action. You should consult with an appropriate professional for specific advice on the basis of your situation.

United Arab Emirates.  This document has not been reviewed, approved or licensed by the Central Bank of the United Arab Emirates, or the UAE, Emirates Securities and Commodities Authority or any other relevant licensing authority in the UAE including any licensing authority incorporated under the laws and regulations of any of the free zones established and operating in the territory of the UAE, in particular the Dubai International Financial Services Authority, or the DFSA, a regulatory authority of the Dubai International Financial Centre, or the DIFC. The sale of the shares does not constitute a public offer of securities in the UAE, DIFC and/or any other free zone in accordance with the Commercial Companies Law, Federal Law No. 8 of 1984 (as amended), DFSA Offered Securities Rules and the Dubai International Financial Exchange Listing Rules, accordingly, or otherwise.

The shares may not be offered to the public in the UAE and/or any of the free zones including, in particular, the DIFC. The shares may be offered and this document may be issued, only to a limited number of investors in the UAE or any of its free zones (including, in particular, the DIFC) who qualify as sophisticated investors under the relevant laws and regulations of the UAE or the free zone concerned. Our management and the underwriter represent and warrant that the shares will not be offered, sold, transferred or delivered to the public in the UAE or any of its free zones including, in particular, the DIFC.

People’s Republic of China.  This prospectus may not be circulated or distributed in the PRC, and our ordinary shares may not be offered or sold to any person for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purpose of this paragraph, PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Botswana.  The company hereby represents and warrants that it has not offered for sale or sold, and will not offer or sell, directly or indirectly the ordinary shares to the public in the Republic of Botswana, and confirms that the offering will not be subject to any registration requirements as a prospectus pursuant to the requirements and/or provisions of the Companies Act, 2003 or the Listing Requirements of the Botswana Stock Exchange.

Hong Kong.  The ordinary shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that ordinance. No advertisement, invitation or document, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) has been issued or will be issued in Hong Kong or elsewhere other than with respect to the ordinary shares that are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that ordinance.

The contents of this document have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice.

Cayman Islands.  This prospectus does not constitute a public offering of the ordinary shares, whether by way of sale or subscription, in the Cayman Islands.

Japan.  The ordinary shares have not been and will not be registered under the Securities and Exchange Law of Japan. The underwriters have not offered or sold, and may not offer or sell, directly or indirectly, any ordinary shares in Japan or to, or for the account or benefit of, any resident of Japan or to, or for the account or benefit of, any resident for reoffering or resale, directly or indirectly, in Japan or to, or for the account or benefit of, any resident of Japan except:

•	pursuant to an exemption from the registration requirements of, or otherwise in compliance with, the Securities and Exchange Law of Japan; and
•	in compliance with the other relevant laws and regulations of Japan.

Singapore.  This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ordinary shares may not be circulated or distributed, nor may the ordinary shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the ordinary shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

NOTICE TO CANADIAN INVESTORS

Resale Restrictions

The distribution of the ordinary shares in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of ordinary shares are made. Any resale of the ordinary shares in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the ordinary shares.

Representations of Purchasers

By purchasing ordinary shares in Canada and accepting a purchase confirmation, a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the ordinary shares without the benefit of a prospectus qualified under those securities laws;
•	where required by law, that the purchaser is purchasing as principal and not as agent;
•	the purchaser has reviewed the text above under Resale Restrictions; and
•	the purchaser acknowledges and consents to the provision of specified information concerning its purchase of the ordinary shares to the regulatory authority that by law is entitled to collect the information.

Further details concerning the legal authority for this information are available on request.

Rights of Action — Ontario Purchasers Only

Under Ontario securities legislation, certain purchasers who purchase a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the ordinary shares, for rescission against us in the event that this prospectus contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the ordinary shares. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the ordinary shares. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the ordinary shares were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the ordinary shares as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us for those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of ordinary shares should consult their own legal and tax advisors with respect to the tax consequences of an investment in the ordinary shares in their particular circumstances and about the eligibility of the ordinary shares for investment by the purchaser under relevant Canadian legislation.

Indemnification

The underwriting agreement provides for indemnification between us and the underwriter against specified liabilities, including liabilities under the Securities Act, and for contribution by us and the underwriter to payments that may be required to be made with respect to those liabilities. We have been advised that, in the opinion of the SEC, indemnification for liabilities under the Securities Act is against public policy as expressed in the Securities Act, and is therefore, unenforceable.

EXPENSES RELATING TO THIS OFFERING

The following table sets forth the main estimated expenses in connection with this offering, other than the underwriting discounts and commissions, which we will be required to pay:

SEC registration fee		$713.00
FINRA filing fee		1,500.00
NASDAQ listing fee
Legal fees and expenses
Accounting fees and expenses
Printing fees
Other fees and expenses
Total	$

All amounts are estimated, except the SEC registration fee, the NASDAQ listing fee and the FINRA filing fee.

LEGAL MATTERS

The validity of the ordinary shares and other legal matters in connection with this offering with respect to Cayman Islands law will be passed upon for us by Maples and Calder. Loeb & Loeb LLP, New York, New York, acted as U.S. counsel for us in connection with this offering and has provided an opinion to us related to the tax disclosure contained in this prospectus under the caption “Taxation — United States Federal Income Taxation,” which opinion is filed as an exhibit to the registration statement of which this prospectus forms a part. Shanghai Hui Kun Law Firm acted as PRC counsel to us in connection with this offering and has provided an opinion to us related to the tax disclosure contained in this prospectus under the caption “Taxation — PRC Taxation,” which opinion is filed as an exhibit to the registration statement of which this prospectus forms a part. Our independent director, Steve Lifeng Weng, is an attorney with Shanghai Hui Kun Law Firm. Richardson & Patel LLP has acted as counsel to the underwriter in this offering.

EXPERTS

Our audited financial statements for the fiscal years ended March 31, 2010 and 2009, have been included herein and in the registration statement in reliance upon the reports of Goldman Kurland and Mohidin LLP, an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act with respect to our ordinary shares offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules that are part of the registration statement. For further information about us and about the ordinary shares, you should refer to our registration statement and its exhibits. This prospectus summarizes the content of contracts and other documents to which we refer you. Since this prospectus may not contain all of the information that is important to you, you should review the full text of these documents. We have included copies of these documents as exhibits to our registration statement. These documents are available for inspection at our principal executive offices during normal business hours at Suite 1002, Block A, Buoya International Center, No. 1 Lize Middle Road, Chaoyang District, Beijing, PRC. In addition, you may read and copy these, and any other documents that we file with the SEC, at the SEC’s Public Reference Room at 100 F Street, N.E., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms and their copy charges. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding issuers, such as us, who file electronically with the SEC. The address of that website is http://www.sec.gov.

Upon the completion of this offering, we will become subject to periodic reporting and other information requirements of the Exchange Act as applicable to foreign private issuers and will file reports, including annual reports on Form 20-F, and other information with the SEC. As we are a foreign private issuer, we are exempt from some of the Exchange Act reporting requirements, the rules prescribing the furnishing and content of proxy statements to shareholders, and Section 16 short swing profit reporting for our officers and directors and for holders of more than 10% of our ordinary shares.

COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

INDEX TO FINANCIAL STATEMENTS

Consolidated Financial Statements as of March 31, 2010 and 2009 for Sunity Online Entertainment Limited

Consolidated Financial Statements as of September 30, 2010 (Unaudited) and March 31, 2010 for Sunity Online Entertainment Limited

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders of
Sunity Online Entertainment Limited

We have audited the accompanying consolidated balance sheets of Sunity Online Entertainment Limited (the “Company” or “Sunity Cayman”), its subsidiaries and its variable interest entity (collectively the “Group”) as of March 31, 2010 and 2009, and the related consolidated statements of income and comprehensive income, stockholders’ equity, and cash flows for each of the three years in the period ended March 31, 2010 and related financial statement schedule included in Schedule I. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of the Group’s internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Group as of March 31, 2010 and 2009, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2010, in conformity with U.S. generally accepted accounting principles.. Also, in our opinion, the related financial statement schedule, when considered in relation to such consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

Goldman Kurland and Mohidin LLP
Encino, California
June 22, 2010, except for note 17, for which the date is October 2, 2010

SUNITY ONLINE ENTERTAINMENT LIMITED
CONSOLIDATED BALANCE SHEETS

	March 31, 2010	March 31, 2009
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$1,658,072	$844,272
Accounts receivable	1,045,573	1,095,737
Other receivables, net	262,128	143,732
Advance to suppliers	52,741	—
Prepaid expenses	119,244	25,405
Due from related party	1,100,929	—
Deferred tax assets	45,231	—
Total current assets	4,283,918	2,109,146
PROPERTY AND EQUIPMENT, net	1,367,207	1,658,244
CONSTRUCTION-IN-PROCESS	1,758,036	—
INTANGIBLE ASSETS, net	4,126,578	4,719,592
TOTAL ASSETS	$11,535,739	$8,486,982
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable	$122,928	$—
Unearned revenue	271,016	183,970
Taxes payable	283,905	79,323
Accrued liabilities and other payables	89,770	204,800
Due to related parties	149,433	1,758,523
Total current liabilities	917,052	2,226,616
CONTINGENCIES AND COMMITMENTS
STOCKHOLDERS' EQUITY
Common stock, $0.00249 per share: 20,080,321 shares authorized 4,425,703 and 4,016,064 shares issued and outstanding as at March 31, 2010 and 2009 respectively	11,020	10,000
Paid in capital	4,318,091	3,854,790
Subscription receivable	(11,020)	(10,000)
Statutory reserves	1,024,625	628,765
Accumulated other comprehensive income	937,077	928,141
Retained earnings	4,338,895	848,670
Total stockholders' equity	10,618,687	6,260,366
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$11,535,739	$8,486,982

The accompanying notes are an integral part of these consolidated financial statements

SUNITY ONLINE ENTERTAINMENT LIMITED
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	YEARS ENDED MARCH 31,
	2010	2009	2008
Revenue	$9,542,832	$8,254,382	$5,311,153
Cost of revenue	2,420,491	2,440,153	1,811,487
Gross profit	7,122,341	5,814,229	3,499,666
Operating expenses
Selling expenses	1,296,805	1,347,586	334,542
General and administrative expenses	1,237,194	1,361,043	1,112,755
Research & development	383,554	146,354	101,280
Impairment of property & equipment	2,492	2,274	54,795
Impairment of intangible assets	—	88,528	26,617
Total operating expenses	2,920,045	2,945,785	1,629,989
Income from operations	4,202,297	2,868,444	1,869,677
Non-operating income
Interest income	772	525	177
Other income	2,637	16	—
Total non-operating income	3,409	541	177
Income before provision for income taxes	4,205,706	2,868,985	1,869,854
Provision for Income Taxes	319,621	—	—
Net income	3,886,085	2,868,985	1,869,854
Other comprehensive item:
Foreign currency translation gain	8,936	166,686	564,715
Comprehensive Income	$3,895,020	$3,035,671	$2,434,569
Earning per share:
Basic & diluted earnings per share	$0.95	$0.71	$0.47
Weighted average number of shares	4,074,644	4,016,064	4,016,064

The accompanying notes are an integral part of these consolidated financial statements

SUNITY ONLINE ENTERTAINMENT LIMITED
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED MARCH 31, 2010, 2009 AND 2008

	Common Stock		Additional Paid in capital	Subscription Receivable	Statutory reserves	Other comprehensive income	Retained earnings	Total
	Shares	Amount
Balance at April 1, 2007	4,016,064	$10,000	$3,854,790	$(10,000)	$154,881	$196,740	$1,379,923	$5,586,334
Net income for the year	—	—	—	—	—	—	1,869,854	1,869,854
Transfer to statutory reserves	—	—	—	—	186,986	—	(186,986)	—
Deemed dividend	—	—	—	—	—	—	(1,802,778)	(1,802,778)
Foreign currency translation gain	—	—	—	—	—	564,715	—	564,715
Balance at March 31, 2008	4,016,064	10,000	3,854,790	(10,000)	341,867	761,455	1,260,013	6,218,125
Net income for the year	—	—	—	—	—	—	2,868,985	2,868,985
Transfer to statutory reserves	—	—	—	—	286,898	—	(286,898)	—
Deemed dividend	—	—	—	—	—	—	(2,993,430)	(2,993,430)
Foreign currency translation gain	—	—	—	—	—	166,686	—	166,686
Balance at March 31, 2009	4,016,064	10,000	3,854,790	(10,000)	628,765	928,141	848,670	6,260,366
Contribution from shareholders	—	—	463,301	—	—	—	—	463,301
Issuance of shares to founders	409,639	1,020	—	(1,020)	—	—	—	—
Net income for the year	—	—	—	—	—	—	3,886,085	3,886,085
Transfer to statutory reserves	—	—	—	—	395,860	—	(395,860)	—
Foreign currency translation gain	—	—	—	—	—	8,936	—	8,936
Balance at March 31, 2010	4,425,703	$11,020	$4,318,091	$(11,020)	1,024,625	$937,077	$4,338,895	$10,618,687

The accompanying notes are an integral part of these consolidated financial statements

SUNITY ONLINE ENTERTAINMENT LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS

	YEARS ENDED MARCH 31,
	2010	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$3,886,085	$2,868,985	$1,869,854
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,163,648	1,145,332	778,024
Impairment of property & equipment	2,492	2,274	54,794
Impairment of intangible assets	—	88,528	26,617
Deferred tax	(45,231)	—	—
Decrease (increase) in current assets:
Accounts receivable	51,785	42,702	(289,103)
Other receivables	(118,183)	170,254	(30,196)
Prepaid expenses	(146,543)	108,685	173,486
(Decrease) increase in current liabilities:
Accounts payable	122,928	(138,343)	(6,699)
Unearned revenue	86,773	22,950	13,398
Accrued liabilities and other payables	(115,928)	(5,656)	25,751
Taxes payable	204,360	10,907	22,865
Net cash provided by operating activities	5,092,185	4,316,618	2,638,791
CASH FLOWS FROM INVESTING ACTIVITIES:
Advances for construction and purchase of equipment	(1,758,036)	—	—
Acquisition of property and equipment	(272,652)	(233)	(983,990)
Acquisition of intangible assets	—	(519,878)	(1,567,524)
Net cash used in investing activities	(2,030,688)	(520,111)	(2,551,514)
CASH FLOWS FROM FINANCING ACTIVITIES:
Paid in capital	463,301	—	—
Advance to related parties	(1,089,876)	38,440	(45,474)
Advance from related parties	(88,044)	61,489	9,074
Service fee to related party	(1,534,700)	(3,225,064)	(186,193)
Net cash used in financing activities	(2,249,320)	(3,125,135)	(222,593)
EFFECT OF EXCHANGE RATE CHANGE ON CASH & CASH EQUIVALENTS	1,622	7,486	19,625
NET INCREASE (DECREASE) IN CASH & CASH EQUIVALENTS	813,799	678,858	(115,691)
CASH & CASH EQUIVALENTS, BEGINNING OF YEAR	844,272	165,414	281,105
CASH & CASH EQUIVALENTS, END OF YEAR	$1,658,072	$844,272	$165,414
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
None

The accompanying notes are an integral part of these consolidated financial statements

SUNITY ONLINE ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2010 AND 2009

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

The accompanying consolidated financial statements include the financial statements of Sunity Online Entertainment Limited (the “Company” or “Sunity Cayman”), its subsidiaries: HongKong Sunity Online Entertainment Limited (“Sunity HongKong”), Beijing Yangguang Jiaze Network Technology Limited (“Sunity WFOE”) and Yangguan Tianhe (Beijing) Technology Company Limited — a variable interest entity (“Sunity Beijing” or “VIE subsidiary”). The Company, its subsidiaries and VIE subsidiary are collectively referred to as the “Group”.

Sunity Online Entertainment Limited was incorporated in the Cayman Islands on November 27, 2009 and became the holding company of the Group.

The Group is engaged in the development and operation of online games in the People’s Republic of China (the “PRC”). The Group primarily develops and operates online games through its subsidiary, Sunity WFOE, and its VIE subsidiary.

Details of the Company’s subsidiaries are as follows as of March 31, 2010:

Subsidiary	Date of incorporation	Place of incorporation	Percentage of shareholding	Principal activities
Sunity Hong Kong	December 9, 2009	Hong Kong	100%	Investment Holding
Sunity WFOE	March 17, 2010	PRC	100%	Management consulting & Technical support
Sunity Beijing	February 14, 2006	PRC		Online game R&D, marketing & sale & internet content provider

Reorganization:

In April 2010, in contemplation of an initial public offering, the Group completed a reorganization (the “Reorganization”) to comply with PRC law and regulations that restrict foreign ownership of a company that provides internet content services, which includes operating online games.

As part of the Reorganization, Mr. Zhang Fan and the nine other individual shareholders of Sunity Beijing established the Company. The Company established Sunity HongKong on December 9, 2009. On March 17, 2010, Sunity HongKong established Sunity WFOE, a wholly-owned foreign enterprise, which entered into a series of agreements with Sunity Beijing through its shareholders. As a result of these agreements, Sunity WFOE is considered the primary beneficiary of Sunity Beijing (see Note 2) and accordingly, Sunity Beijing’s results of operations and financial condition are consolidated in the financial statements of the Group.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements were prepared in conformity with United States generally accepted accounting principle (US GAAP). Sunity Cayman’s functional currency is US Dollars (“USD”), Sunity Hong Kong’s functional currency is Hong Kong Dollars (“HKD”) and Sunity WFOE and Sunity Beijing’s functional currency is Chinese Renminbi (“RMB”). The accompanying financial statements were translated from functional currencies and presented in United States Dollars ($).

Consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and VIE subsidiary for which the Company’s subsidiary Sunity WFOE is the primary beneficiary. All transactions and balances among the Company, its subsidiaries and VIE subsidiary were eliminated in consolidation.

SUNITY ONLINE ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2010 AND 2009

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

The Company follows Accounting Standard Codification (“ASC”) 810-10 (formerly FASB Interpretation No. 46R, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51”, which requires certain VIEs to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.

PRC laws and regulations restrict foreign ownership of companies that operate online games. To comply with these restrictions, the Group operates its online games in the PRC through Sunity Beijing, a VIE which is owned by Mr. Zhang Fan and other thirteen individuals shareholders. Sunity Beijing holds the license and approvals to operate online games in the PRC. Upon the Reorganization, a series of agreements was entered into amongst Sunity WFOE, Sunity Beijing and Sunity Beijing’s direct equity holders, which provides Sunity WFOE the ability to control Sunity Beijing, including its financial interest, as described below.

Pursuant to the contractual arrangements with Sunity Beijing, Sunity WFOE provides certain technical and consulting services and software licenses to Sunity Beijing for fees. As Sunity WFOE contractually controls the management of Sunity Beijing and Sunity Beijing granted an irrevocable proxy to Sunity WFOE or its designee, the Company through its wholly-owned equity interest in Sunity WFOE, in substance, has unilateral discretion in setting the fees charged to Sunity Beijing.

The principal services and software license agreements that Sunity WFOE entered into with Sunity Beijing are:

•	Exclusive collaboration agreement: Under the Collaboration Agreement executed between Sunity WFOE and Sunity Beijing, (1) Sunity WFOE grants Sunity Beijing an exclusive license within China to all of the computer programs relating to online gaming developed by Sunity WFOE in consideration for an annual royalty fee to be paid by Sunity Beijing equal to ten percent of Sunity Beijing’s revenues; (2) Sunity WFOE has the exclusive right to provide Sunity Beijing with technical support for the marketing operation and maintenance of the online games in exchange for yearly service fees, which will be determined on an arms-length and reasonable basis based on the costs and expenses incurred by Sunity Beijing and Sunity WFOE, and (3) Sunity WFOE will provide Sunity Beijing with management consulting services on an exclusive basis in exchange for yearly service fees which will be determined on an arms-length and reasonable basis based on the costs and expenses incurred by Sunity Beijing and Sunity WFOE. Sunity WFOE will retain all the intellectual property rights associated with anything developed under the terms of this agreement.
•	Business Operation Agreement: Under the business operation agreement among Sunity WFOE, Sunity Beijing and the shareholders of Sunity Beijing, Sunity WFOE has agreed to provide guidance and advice on Sunity Beijing’s daily operations and financial management systems. The shareholders of Sunity Beijing must elect the candidates recommended by Sunity WFOE as Sunity Beijing’s directors, and procure the appointment of Sunity Beijing’s senior executives as per Sunity WFOE’s designation. Moreover, Sunity Beijing and its shareholders agree that without the prior consent of Sunity WFOE, Sunity Beijing will not engage in any transactions that could materially affect the assets, business, personnel, rights, liabilities or operations of Sunity Beijing, including incurrence or assumption of any indebtedness of more than RMB4,000,000 ($586,000), sale or purchase of any assets or rights, incurrence of any encumbrance on any of its assets or intellectual property rights in favor of a third party, amendment of its articles of association, or change of its normal operating procedures.
•	Share Pledge Agreement: Under the share pledge agreement among the shareholders of Sunity Beijing and Sunity WFOE, the shareholders of Sunity Beijing pledged all of their equity interests in Sunity Beijing to Sunity WFOE to guarantee Sunity Beijing’s performance of its obligations under the Exclusive Collaboration Agreement and the Business Operation Agreement. Pursuant to the

SUNITY ONLINE ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2010 AND 2009

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

terms of this agreement, in the event that either Sunity Beijing or its equity owners is in breach of either the Exclusive Collaboration Agreement or the Business Operation Agreement, then Sunity WFOE shall be entitled to require the equity owners of Sunity Beijing to transfer their Equity interests in Sunity Beijing to it.
•	Purchase Option Agreement: Under the purchase option agreement among the shareholders of Sunity Beijing and Sunity WFOE, the shareholders of Sunity Beijing irrevocably granted Sunity WFOE or its designated person an exclusive purchase option to acquire, at any time, the entire portion of Sunity Beijing’s equity interest held by each shareholder of Sunity Beijing, or any portion thereof, to the extent permitted by PRC law. The purchase price for the shareholders’ equity interests in Sunity Beijing shall be the lower of (i) RMB 500,000 ($73,000), and (ii) the net asset value of the Company. In case the lowest price permitted by PRC Law to be determined at the time of exercise is higher than the lower price of the above (i) and (ii), then the purchase price shall be the lowest price permitted by PRC Law.
•	Power of Attorney: Each shareholder of Sunity Beijing has executed an irrevocable power of attorney to appoint the authorized personnel of Sunity WFOE as its attorney-in-fact to exercise all of its rights as equity owner of Sunity Beijing, including (1) the right to decide whether to pledge or transfer the shares held by the shareholders of Sunity Beijing to any third party; (2) the voting rights at shareholders’ meetings; (3) the right to dispose of any equity interests coupled with the shares held by the shareholders of Sunity Beijing; (4) the right to appoint the director(s) and the senior management of Sunity Beijing; (5) make decision on the transactions that: (a) incurrence or assumption of any indebtedness of more than RMB 100,000 ($15,000); (b) sale or purchase of any assets or rights; (c) incurrence of any encumbrance on any of its assets or intellectual property rights in favor of a third party; (d) amendment of its articles of association; or (e) change of its normal operation procedures.

As a result of the agreements between Sunity WFOE and both the Shareholders of the Company and Sunity Beijing, Sunity WFOE is considered the primary beneficiary of Sunity Beijing and Sunity WFOE consolidates the results of operations of the Sunity Beijing and accordingly Sunity Beijing’s results of operations, assets and liabilities are consolidated in Company’s financial statements from the earliest period presented.

Use of Estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of its assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Significant estimates and assumptions reflected in the Company’s consolidated financial statements include, but are not limited to, revenue recognition, recoverability and useful lives of property and equipment and intangible assets, share-based compensation expenses, deferred tax assets and related valuation allowance, income tax uncertainties, provision for doubtful debts and valuation of investments. Management bases the estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could materially differ from these estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

SUNITY ONLINE ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2010 AND 2009

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Accounts Receivable

The Company’s policy is to maintain reserves for potential credit losses on accounts receivable. Management reviews the composition of accounts receivable and analyzes historical bad debts, customer concentrations, customer credit worthiness, current economic trends and changes in customer payment patterns to evaluate the adequacy of these reserves. There was no allowance for bad debts as of March 31, 2010 and 2009.

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation. Expenditures for maintenance and repairs are expensed as incurred; additions, renewals and betterments are capitalized. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation is removed from the respective accounts, and any gain or loss is included in operations. Depreciation of property and equipment is provided using the straight-line method for substantially all assets with salvage of 5% and estimated lives of 5 years.

Construction in Progress

Capital expenditures before an asset are put into use are recorded as Construction in Progress. Currently the Construction in Progress consists of prepayments to contractors to build an Internet Data Center and related equipments. The Group will incur RMB 6 million or $0.9 million to complete the contract (See note 15).

Impairment of Long-Lived Assets

Long-lived assets, which include property, plant and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Recoverability of long-lived assets to be held and used is measured by comparing the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the assets. Fair value is generally determined using the asset’s expected future discounted cash flows or market value, if readily determinable. Based on its review, the impairment of property and equipment for the years ended March 31, 2010, 2009 and 2008 was $2,492, $2,274 and $54,795 respectively. The impairment of intangible assets for the years ended March 31, 2010, 2009 and 2008 was $0, $88,528 and $26,617 respectively. Total impairments for the years ended March 31, 2010, 2009 and 2008 was $2,492, $90,802 and$81,412 as described in the below table:

	Years ended March 31,
	2010	2009	2008
Electronic equipment	$2,492	$2,274	$48,230
Transportation equipments	—	—	6,565
Right to website	—	79,656	—
SP technology	—	8,872	26,617
Total	$2,492	$90,802	$81,412

The impairment for electronic equipment and SP technology is due to obsolescence. We impaired right to website as we considered it will not generate revenues in the future.

SUNITY ONLINE ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2010 AND 2009

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Dividends

The Company’s Chinese subsidiaries subject to foreign exchange control under the PRC law to remit dividends to its parent company, namely Sunity Hong Kong. These foreign exchange control regulations, including Decree 75, issued by the State Administration of Foreign Exchange (“SAFE”) issued in October 2005 require PRC residents, including both legal persons and natural persons, to register with the competent local SAFE branch before establishing or controlling any company outside of China, may limit the Group’s ability to make dividend payments.

Although the Company has obtained the approval under Decree 75 and the Directors believe that our Chinese subsidiaries will be in compliance with these regulations, should these regulations or the interpretation of them by courts or regulatory agencies change, the Group may experience difficulties to pay dividends outside of China.

Income Taxes

The Company accounts for income taxes in accordance with ASC Topic 740, “Income Taxes.” ASC 740 requires a company use the asset and liability method of accounting for income taxes, whereby deferred tax assets are recognized for deductible temporary differences, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion, or all of, the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Under ASC 740, a tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. The adoption had no effect on the Company’s consolidated financial statements.

At March 31, 2010 and 2009, the Company did not take any uncertain positions that would necessitate recording of a tax related liability.

Revenue Recognition

The Company’s revenue recognition policies are in compliance with Securities and Exchange Commission (SEC) Staff Accounting Bulletin (SAB) 104, codified in FASB ASC Topic 605. Sales revenue is recognized when a formal arrangement exists, the price is fixed or determinable, the delivery is completed, no other significant obligations of the Group exist and collectability is reasonably assured. No revenue is recognized if there are significant uncertainties regarding the recovery of the consideration due, the possible return of goods, or when the amount of revenue and the costs incurred or to be incurred in respect of the transaction cannot be measured reliably. Payments received before all of the relevant criteria for revenue recognition are recorded as unearned revenue.

Sales for the SP business are recognized when the Group receives income settlement bill from telecom operators for the value of services provided by the Group through the telecom operators’ network to the end user. If the end user decides not to use the Group’s service during the month, the fee for the rest of the month is non-refundable. The telecom operators maintain accounts of the mobile phone users. The Group is responsible for fulfillment, including the acceptability of the products or services ordered or purchased by an end user, this fact indicates that the entity has risks and rewards as principal in the transaction and that it should record revenue on a gross basis. The fees paid to the telecom operators are recorded in cost of revenues. According to agreement with telecom operators, we provide information service to mobile phone users of telecom operators. The service is provided through the platform owned by telecom operators. The

SUNITY ONLINE ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2010 AND 2009

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

price of the service is greater as a result of the performance of the service and is not evaluated based on other entity’s attributes such as marketing skills, market coverage, distribution system or reputation. We are responsible for developing and marketing of products, telecom operators are responsible for collection. The Group is also responsible for determining the nature, type, characteristics, or specifications of the product or service ordered by the end user. There is a separate contract between the Group and the telecom which stipulates 30% – 40% of total revenue, to be paid to each telecom operator and we treat it as platform usage cost and AR collection cost. The Group has the latitude to determine the prices charged to the end user. There is a price of the service to be received by the end user. This price is based on the arrangement between the Group and the end user. The Group's revenue varies if price arrangements with the end user change. Similarly, payment to telecom of 30% to 40% will vary as a result of change in revenue from the end user. The Group has multiple suppliers for a product or service ordered by a customer and discretion to select the supplier that will provide the product or service ordered by a customer rest with the Group.

Revenue from RFID (Radio Frequency Identification) business is recognized when product development and internal testing of the developed product is completed and it is received by the customer.

The Group sells game tokens to distributors who resell them to ultimate customers (game players) for casual games. The Group collects money from the distributors and is obligated to maintain the gaming software, the game website and manage customer relations. Company issues new tokens to replace tokens which are lost by the customers. There is no expiration time or limit on the unused tokens. The unused token will remain under deferred revenue indefinitely until used by the ultimate customer. No returns are allowed under current PRC regulations and there is no expiration period on tokens sold and unused. Accordingly, the Group recognizes revenue as the tokens are used by the ultimate customer.

We have time-based revenue model for our casual games, and item-based revenue model for role play games. We started generating revenue from our role play games in January 2010. For casual games, we sell tokens to two first tier distributors, who in turn sell to second tier distributors. For role play games, we sell tokens to three distributors, who in turn sell to game players. We recognize revenue based on tokens used by the ultimate game players for both time-based casual games and item-based role play games.

Cost of Revenue

Cost of revenues consisted of cost for: the SP business, the RFID technology, the Web Games & the Software Development Costs. Cost of SP business is the payment made to telecom operators to use their platform to provide services to the end user. Cost of RFID is the cost of the project which includes direct material, direct labor and related overheads. Cost of Web Games is amortization of product development costs, Web Games maintenance fees and advertising costs paid to the distributors. The Company pays its distributors 30% of sales for certain identifiable administrative and selling functions performed by them, such as office, marketing and promotional activities.

Software Development Revenue is recognized in accordance with ASC 985-605-55-125. Cost of Software Development Revenue is accounted for under ASC 985-20 to be sold, leased or otherwise marketed.

The Group capitalizes cost of development of software for hosting purpose in accordance with ASC subtopic 350-40 (“ASC 350-40”), Intangibles-Goodwill and Other: Internal-Use Software (Pre-codification: Statement of Position (“SOP”) No. 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use). As such, the Group expenses all costs that are incurred in connection with the planning and implementation phases of development and costs that are associated with repair or maintenance of the existing Web Games. Costs incurred in the development phase are capitalized and amortized over the estimated product life. Since the inception of the Group, the amount of costs qualifying for capitalization has been insignificant and as a result all website and internally used software development costs have been expensed as incurred.

SUNITY ONLINE ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2010 AND 2009

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Research and Development

Research and development costs are related primarily to the development of value-added products that have been used in SP business and RFID. Research and development costs are expensed as incurred. For the years ended March 31, 2010, 2009 and 2008, research and development cost for SP and RFID businesses were $0.

Web game business also involves research and development. For the years ended March 31, 2010, 2009 and 2008, $383,554, $146,354 and $101,280 were expensed respectively.

Statement of Cash Flows

In accordance with ASC Topic 230, “Statement of Cash Flows,” cash flows from the Group's operations are calculated based upon local currencies. As a result, amounts related to assets and liabilities reported on the statement of cash flows may not necessarily agree with changes in the corresponding balances on the balance sheet.

Earnings per share

The Company reports earnings per share in accordance with ASC Topic 260 which requires presentation of basic and diluted earnings per share in conjunction with the disclosure of the methodology used in computing such earnings per share. Basic earnings per share excludes dilution and is computed by dividing income available to common stockholders by the weighted average common shares outstanding during the period. Diluted earnings per share takes into account the potential dilution that could occur if securities or other contracts to issue common stock were exercised and converted into common stock using the treasury method.

Common stock equivalents represent the dilutive effect of the assumed exercise of the outstanding stock options and warrants, using the treasury stock method, at either the beginning of the respective period presented or the date of issuance, whichever is later, and only if the common stock equivalents are considered dilutive based upon the Company’s net income (loss) position at the calculation date.

Fair Value of Financial Instruments

On January 1, 2008, the Company adopted ASC Topic 820, “Fair Value Measurements,” which defines fair value, establishes a three-level valuation hierarchy for disclosures of fair value measurement and enhances disclosures requirements for fair value measurements. The three levels are defined as follow:

•	Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
•	Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
•	Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

As of March 31, 2010 and 2009, the Company did not identify any assets and liabilities that are required to be presented on the balance sheet at fair value.

SUNITY ONLINE ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2010 AND 2009

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Foreign Currency Translation and Comprehensive Income

The Group is composed of four entities and the functional currency of each entity is based on its country of incorporation. As such Sunity Cayman’s functional currency is USD, Sunity Hong Kong’s functional currency is HKD and Sunity WFOE and Sunity Beijing’s functional currency is RMB. For financial reporting purposes, all functional currencies which are not USD were translated into USD as the reporting currency. Assets and liabilities are translated at the exchange rate in effect at the balance sheet date. Revenues and expenses are translated at the average rate of exchange prevailing during the reporting period. Translation adjustments arising from the use of different exchange rates from period to period are included as a component of stockholders' equity as “Accumulated other comprehensive income (loss)”. Gains and losses resulting from foreign currency transactions are included in income. There was no significant fluctuation in exchange rate for the conversion of RMB to $ after the balance sheet date.

The Company uses ASC Topic 220 “Reporting Comprehensive Income”. Comprehensive income is comprised of net income and all changes to the statements of stockholders’ equity, except those due to investments by stockholders, changes in paid-in capital and distributions to stockholders. Comprehensive income for the years ended March 31, 2010, 2009 and 2008 included net income and foreign currency translation adjustments.

Segment Reporting

ASC Topic 280, “Disclosures about Segments of an Enterprise and Related Information” requires use of the “management approach” model for segment reporting. The management approach model is based on the way a company's management organizes segments within the company for making operating decisions and assessing performance. Reportable segments are based on products and services, geography, legal structure, management structure, or any other manner in which management disaggregates a company.

ASC Topic 280 has no effect on the Company's financial statements. The Company’s chief operating decision-maker, who was identified as the Chief Executive Officer, reviews the consolidated results when making decisions about allocating resources and assessing performance of the Company as a whole and hence, the Company has only one reportable segment. All of the Company's assets are located in the PRC.

The Company generates revenue mainly from four streams. The revenue and the cost of revenue details are as follows:

	Revenue
	Years ended March 31,
	2008		2009		2010
Game Operations	$—	—	$2,218,259	27%	$5,696,304	60%
SP	4,748,452	89%	6,036,123	73%	3,279,310	34%
RFID	562,701	11%	—	—	—	—
Others	—	—	—	—	567,218	6%
Total	$5,311,153	100%	$8,254,382	100%	$9,542,832	100%

	Cost of Revenue
	Years ended March 31,
	2008		2009		2010
Game Operations	$—	—	$179,333	7%	$851,280	35%
SP	1,751,156	97%	2,260,820	93%	1,525,583	63%
RFID	60,331	3%	—	—	—	—
Others	—	—	—	—	43,628	2%
Total	$1,811,487	100%	$2,440,153	100%	$2,420,491	100%

SUNITY ONLINE ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2010 AND 2009

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Recent Accounting Pronouncements

On July 1, 2009, the Company adopted Accounting Standards Update (“ASU”) No. 2009-01, “Topic 105  — Generally Accepted Accounting Principles — amendments based on Statement of Financial Accounting Standards No. 168, “The FASB Accounting Standards CodificationTM and the Hierarchy of Generally Accepted Accounting Principles” (“ASU No. 2009-01”). ASU No. 2009-01 re-defines authoritative GAAP for nongovernmental entities to be only comprised of the FASB Accounting Standards CodificationTM (“Codification”) and, for SEC registrants, guidance issued by the SEC. The Codification is a reorganization and compilation of all then-existing authoritative GAAP for nongovernmental entities, except for guidance issued by the SEC. The Codification is amended to effect non-SEC changes to authoritative GAAP. Adoption of ASU No. 2009-01 only changed the referencing convention of GAAP in Notes to the Consolidated Financial Statements.

In October 2009, the FASB issued an Accounting Standards Update (“ASU”) regarding accounting for own-share lending arrangements in contemplation of convertible debt issuance or other financing. This ASU requires that at the date of issuance of the shares in a share-lending arrangement entered into in contemplation of a convertible debt offering or other financing, the shares issued shall be measured at fair value and be recognized as an issuance cost, with an offset to additional paid-in capital. Further, loaned shares are excluded from basic and diluted earnings per share unless default of the share-lending arrangement occurs, at which time the loaned shares would be included in the basic and diluted earnings-per-share calculation. This ASU is effective for fiscal years beginning on or after December 15, 2009, and interim periods within those fiscal years for arrangements outstanding as of the beginning of those fiscal years. The Company is currently evaluating the impact of this ASU on its consolidated financial statements.

On December 15, 2009, the FASB issued ASU No. 2010-06 Fair Value Measurements and Disclosures Topic 820 “Improving Disclosures about Fair Value Measurements”. This ASU requires some new disclosures and clarifies some existing disclosure requirements about fair value measurement as set forth in Codification Subtopic 820-10. The FASB’s objective is to improve these disclosures and, thus, increase the transparency in financial reporting. The adoption of this ASU will not have a material impact on the Company’s consolidated financial statements.

On February 25, 2010, the FASB issued ASU 2010-09 Subsequent Events Topic 855 “Amendments to Certain Recognition and Disclosure Requirements,” effective immediately. The amendments in the ASU remove the requirement for an SEC filer to disclose a date through which subsequent events have been evaluated in both issued and revised financial statements. Revised financial statements include financial statements revised as a result of either correction of an error or retrospective application of US GAAP. The FASB believes these amendments remove potential conflicts with the SEC’s literature. The adoption of this ASU did not have a material impact on the Company’s consolidated financial statements.

On March 5, 2010, the FASB issued ASU No. 2010-11 Derivatives and Hedging Topic 815 “Scope Exception Related to Embedded Credit Derivatives.” This ASU clarifies the guidance within the derivative literature that exempts certain credit related features from analysis as potential embedded derivatives requiring separate accounting. The ASU specifies that an embedded credit derivative feature related to the transfer of credit risk that is only in the form of subordination of one financial instrument to another is not subject to bifurcation from a host contract under ASC 815-15-25, Derivatives and Hedging — Embedded Derivatives —  Recognition. All other embedded credit derivative features should be analyzed to determine whether their economic characteristics and risks are “clearly and closely related” to the economic characteristics and risks of the host contract and whether bifurcation is required. The ASU is effective for the Company on July 1, 2010. Early adoption is permitted. The adoption of this ASU will not have a material impact on the Company’s consolidated financial statements.

SUNITY ONLINE ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2010 AND 2009

3. PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	As at March 31,
	2010	2009
Transportation	$72,372	$72,266
Electronic equipment	3,047,803	2,773,538
Total	3,120,175	2,845,804
Less: Accumulated depreciation	(1,752,968)	(1,187,560)
Net	$1,367,207	$1,658,244

Depreciation for the years ended March 31, 2010, 2009 and 2008 was $563,650, $543,334 and $455,320 respectively.

4. OTHER RECEIVABLES

Other receivables represented cash advances to employees and short term advances to non-related parties, with no interest bearing and payable upon demand. Based on historical collection activity, the Company reserved $38,000 and $38,034 bad debt allowance at March 31, 2010 and 2009, respectively.

5. PREPAID EXPENSES

Prepaid expenses consisted of following:

	As at March 31,
	2010	2009
Prepaid rent	$107,679	$—
Advance for lease hold improvements	11,565	25,405
	$119,244	$25,405

6. INTANGIBLE ASSETS

Intangible assets consisted of the following:

	As at March 31,
	2010	2009
Non-patented technology	$3,240,646	$3,235,858
Software Platform for further development	2,704,212	2,700,216
Website operating right	8,058	8,046
Total	5,952,916	5,944,120
Less: Accumulated Amortization	(1,826,338)	(1,224,528)
Net	$4,126,578	$4,719,592

Amortization for the years ended March 31, 2010, 2009 and 2008 was $599,997, $601,998 and $322,704 respectively.

During the year ended March 31, 2008, the Company revised its estimate for the useful life of certain RFID Technology Platforms from 20 years to 9 years. As a result of change in the life of platforms, the Company recorded additional amortization of $95,761. The Company’s net profit would have been higher by $95,761 if there was no change in the life of those platforms.

SUNITY ONLINE ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2010 AND 2009

7. CONCENTRATION

MAJOR CUSTOMERS:

SP BUSINESS

For the fiscal year ended March 31, 2010, no customer was a major customer. For the fiscal year ended March 31, 2009, three customers accounted for about 14%, 12% and 11% of revenues. For fiscal year ended March 31, 2008, five customers accounted for about 19%, 18%, 14%, 13% and 12% of revenues. At March 31, 2010 and 2009, receivable due from these customers was $0 and $537,447, respectively.

GAME BUSINESS

For the fiscal year ended March 31, 2010, two customers accounted for about 42% and 10% of revenues. For the fiscal year ended March 31, 2009,, two customers accounted for about 16% and 10% of revenues. For the fiscal year ended March 31, 2008, no customer was a major customer. At March 31, 2010 and 2009, there was no balance outstanding from these customers.

RFID BUSINESS

For the fiscal year ended March 31, 2010 and 2009, no customer was a major customer. For the fiscal year ended March 31, 2008 one customer accounted for 11% of revenues. At March 31, 2010, there was no balance outstanding from this customer.

MAJOR VENDORS

For the fiscal year ended March 31, 2010, four vendors accounted for about 44%, 19%, 15% and 12% of total purchases. For the fiscal year ended March 31, 2009, two vendors accounted for about 79% and 16% of purchases. For the fiscal year ended March 31, 2008, four vendors accounted for about 46%, 24%, 10% and 10% of total purchases. At March 31, 2010 and 2009, the total accounts payable balance to these vendors was $122,928 and $0, respectively.

8. OTHER PAYABLE AND ACCRUED LIABILITIES

Other payables and accrued liabilities consisted of the following:

	As at March 31,
	2010	2009
Short term advance	$—	$28,526
Accrued expenses	27,055	27,015
Advance from employees	240	10,323
Accrued salaries	60,271	138,005
Other	2,204	931
	$89,770	$204,800

Accrued expenses included labor union expense, educational expense for employees and complementary medical insurance.

9. TAXES PAYABLE

Taxes payable consisted of the following:

	2010	2009
Business tax	$89,977	$70,814
City Construction tax and other taxes	6,298	8,509
Individual income tax	1,215
Income tax	186,415
	$283,905	$79,323

SUNITY ONLINE ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2010 AND 2009

10. RELATED PARTY TRANSACTIONS

Due to related party on March 31, 2010 consisted of due to an officer of the Group of $149,433. This amount is unsecured, interest free and due on demand. This amount was used to pay some of our accounts payable.

The Group expanded its research and development department to Xi’an city. Under PRC Law, one entity can open one basic bank account and only from this basic account, it can withdraw cash. Other bank accounts are settlement accounts and only transfer of cash is permitted and no withdrawals are allowed. Since Sunity Beijing has already had a basic bank account in Beijing, it is not allowed to open basic bank account in Xi’an at the same time. To fulfill working capital needs of its Xi’an branch, the Group opened a bank account in the name of the cashier of the Group. As at March 31, 2010, cash related to Xi’an branch was $1,100,929 which was deposited in this personal bank account, instead of Company’s bank account. On June 12, 2010, the balance of $1,100,929 in the cashier’s personal bank account was transferred back to the Company’s settlement bank account. The cashier is the wife of one of the majority shareholder.

Due to related parties at March 31, 2009 consisted of an advance from the Company’s shareholder of $226,090 and a payable to Sun Taize Information Technology (Beijing) Co., Ltd (Sun Taize) of $1,532,433 of deemed dividend. In July 2007, Sunity Beijing entered into an exclusive service agreement with Sun Taize, pursuant to the agreement, Sun Taize provided technology support and key technician to Sunity Beijing; in return, Sunity Beijing transfers 95% net profit to Sun Taize. Sunity Beijing had been determined to be entity under common control with Sun Taize as both entities were owned by the same shareholders. On March 30, 2009, the service agreement between Sunity Beijing and Sun Taize was terminated. The 95% of net profit which was shared with Sun Taize during the years ended March 31, 2009 and 2008 was considered as deemed dividend in the accompanying consolidated financial statements.

Deemed dividend to Sun Taize for the years ended March 31, 2010, 2009 and 2008 was $0, $2,993,430 and $1,802,778 respectively.

During the year ended March 31, 2008, the Company advanced $48,356 to two shareholders for business expenses, such as entertainment and public relations. This amount was netted against due to related parties as of March 31, 2008.

During the year ended March 31, 2009 those two shareholders returned $37,049 back to the Company. The balance against the advance to those shareholders was $11,037, which was netted against due to related parties as of March 31, 2009.

As at March 31, 2010 those two shareholders were no longer shareholders of the Company and balance due from those prior shareholders amounted to $15,966 which is included in other receivables account in the accompanying financial statements.

11. STOCKHOLDERS’ EQUITY

On October 2, 2010, the Company’s shareholders approved and effected a reverse share split of 2.49:1. As a result of the reverse share split, all per share data has, for accounting purposes only, been restated for all periods presented.

On November 27, 2009, we issued 4,016,064 ordinary shares to 10 individual shareholders, including 2,048,193 shares to Fan Zhang, our chief executive officer. These shares were issued as founders share in proportion to the shareholders respective shareholdings in Sunity Beijing and recorded at par value.

On January 28, 2010, we issued an additional 409,639 ordinary shares to three individual shareholders and one entity shareholder, including 88,353 shares to our chief marketing officer. These shareholders contributed $463,301 to the capital of Sunity Beijing and became new shareholders. The Company issued 409,639 shares to these shareholders in proportion to their respective shareholdings in Sunity Beijing and recorded at par value.

SUNITY ONLINE ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2010 AND 2009

11. STOCKHOLDERS’ EQUITY  – (continued)

Sunity Beijing entered into an exclusive technical service agreement dated as of July 1, 2007 with Sunitech (Beijing) Information Technology Co., Ltd. (Sun Taize). Pursuant to the agreement, Sun Taize provided technology support and a key technician to Sunity Beijing; in exchange, Sunity Beijing transferred 95% of its net profit to Sun Taize. Sunity Beijing was determined to be an entity under common control with Taize, as both entities were owned by the same shareholders. On March 30, 2009, the service agreement between Sunity Beijing and Sun Taize was terminated. 95% of net profit, which was shared with Sun Taize during the years ended March 31, 2009 and 2008 was considered as deemed dividend in accompanying financial statements.

12. SHARE- BASED COMPENSATION

On March 12, 2010, the Group entered into a management agreement with an officer and agreed to grant him an option to purchase 40,161 ordinary shares of the Company at an exercise price equal to the price per ordinary share offered to the public in connection with the Company’s initial public offering. These options may be exercised, in whole or in part, in accordance with the following schedule: 25% vest and become exercisable upon the closing of the Company’s initial public offering. An additional 25% of the options shall vest on each successive anniversary of the vesting commencement date until all options have vested and fully exercisable three years from the vesting commencement date, subject to continued employment with the Company on the relevant vesting dates. No expenses were recorded as the exercise price is not set at the date of filing of this report.

We do not currently have any equity compensation plans, bonus plans or profit sharing plans for our directors, officers or employees.

13. INCOME TAXES

The Company was incorporated in Cayman Islands and is subject to the Tax Concessions Law. According to which the Company is exempted from any taxes relating to the profit, income, gains or appreciation. These concessions are valid for a period of 20 years from December 30, 2009.

Sunity Hong Kong is an offshore Hong Kong registered entity. The income tax rate of 16.5% is exempted for offshore Hong Kong registered companies that do not have manufacturing, processing and sales or other business activities in Hong Kong.

Sunity WFOE is subject to income tax of 25% and business tax of 5% under the PRC tax laws. As of March 31, 2010, there are no operations.

Sunity Beijing is governed by the Income Tax Law of PRC for Hi-Tech business. As a Hi-Tech entity, it is exempt from income tax for first three years from the date of incorporation February 14, 2006, and 50% exemption on income tax for following three years. Sunity Beijing was in tax holiday until September 2009, after that, a 12.5% preferential tax rate was used. Sunity Beijing will pay regular income tax of 25% from the seventh year. Therefore, income tax for the years ended March 31, 2010, 2009 and 2008 were $319,621, $0 and $0 respectively.

The Company, its subsidiaries and its variable interest entity had filed tax returns, where applicable, for the current and all prior years. Under PRC tax laws, the tax authorities can open any assessment within one year from the date of filing. The Company filed its 2009 tax return on May 31, 2010. To date, the Company has not received any tax assessment notification from the tax authorities for 2009 and any of the prior years.

SUNITY ONLINE ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2010 AND 2009

13. INCOME TAXES  – (continued)

Following is the income tax reconciliation under the U.S and the PRC income tax laws:

	Years Ended March 31,
	2010	2009	2008
Domestic statutory rate	25%	25%	25%
Tax exemption	(17%)	(25%)	(25%)
Effective tax rate	8%	0%	0%

The effect of tax exemption on the net income had Sunity Beijing not been a tax exempt entity are as follows:

	Years Ended March 31,
	2010	2009	2008
Income before income taxes	$4,205,706	$2,868,985	$1,869,854
Provision for income taxes	(1,051,427)	(717,246)	(467,463)
Net income	$3,154,279	$2,151,739	$1,402,391
Earnings per share	$0.77	$0.55	$0.35

Company’s net income would have been lower by $731,806, $717,246 and $467,463 and earnings per share would have been lower by $0.18, $0.16 and $ 0.12 for the years ended March 31, 2010, 2009 & 2008 respectively.

The component of deferred tax assets recognized in Company’s financial statements is as follows:

As at March 31, 2010
Unearned revenue – Web Games	$33,906
Other	11,326
Less: Valuation allowance	—
Deferred tax assets	$45,231

The significant components of income tax expense attributable to continuing operations for the year ended March 31, 2010 is presented as follows:

Year Ended March 31, 2010
Income tax expense – current	$364,852
Income tax benefit – deferred	(45,231)
Provision for income tax	$319,621

14. STATUTORY RESERVES

Pursuant to the corporate law of the PRC effective on January 1, 2006, the Company is now required to maintain one statutory reserve by appropriating from its after-tax profit before declaration or payment of dividends. The statutory reserve represents restricted retained earnings.

Surplus Reserve Fund

The Company is now only required to transfer 10% of its net income, as determined under the PRC accounting rules and regulations, to a statutory surplus reserve fund until such reserve balance reaches 50% of the Company’s registered capital.

SUNITY ONLINE ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2010 AND 2009

14. STATUTORY RESERVES  – (continued)

The surplus reserve fund is non-distributable other than during liquidation and can be used to fund previous years’ losses, if any, and may be utilized for business expansion or converted into share capital by issuing new shares to existing shareholders in proportion to their shareholding or by increasing the par value of the shares currently held by them, provided that the remaining reserve balance after such issue is not less than 25% of the registered capital.

Common Welfare Fund

Common welfare fund is a voluntary fund that the Company can elect to transfer 5% to 10% of its net income. This fund can only be utilized on capital items for the collective benefit of the Company’s employees, such as construction of dormitories, cafeteria facilities, and other staff welfare facilities. This fund is non-distributable other than upon liquidation.

15. COMMITMENTS

Operating Lease

In January 2008, the Group entered into a 15-month, non-cancelable and renewable office lease with an unrelated third party for monthly rent of approximately $8,600 (RMB 60,000). The lease expired on March 31, 2009. Upon expiration, the Group renewed the lease with new expiration date on December 31, 2010. The commitment as of March 31, 2010 is 9- months i.e. $42,000 (RMB 288,000).

Construction in Process

On December 28, 2009, Sunity Beijing entered into a construction agreement with Xi’an Tianhu communication Limited, or Tianhu. Pursuant to this agreement, Sunity Beijing will supply funds to construct an Internet Data Center. Tianhu will be responsible for all aspects of the construction of the Internet data center. The total budget for the project is estimated to be approximately RMB 18,335,591 ($2,686,219), payable in four installments. The first installment payment will be made upon completion of the project design; the second installment payment will be made upon completion of the network construction; the third installment payment will be made upon completion of the onsite design; the fourth and final installment payment will be made according to the progress of the construction project. As of March 31, 2010, the Group paid RMB 12 million or $1.8 million. The Group will incur RMB 6 million or $0.9 million to complete the contract.

Employment Agreements:

Agreement with Directors

On March 26, 2010, the Company entered into director agreements to engage four personnel to act as Company’s internal and external (independent) directors. The total annual salary of these directors together will be $90,000. Those agreements will expire on March 31, 2011.

On May 1, 2010, the Company entered into a director agreement to engage one person to act as Company’s independent director. The total annual salary of this director will be $36,000 and the agreement will expire on April 30, 2011.

16. CONTINGENCIES

The Group’s operations in the PRC are subject to specific considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with: political, economic and legal environments and foreign currency exchange. The Company’s results may be adversely affected by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

SUNITY ONLINE ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2010 AND 2009

16. CONTINGENCIES  – (continued)

The Group’s sales, purchases and expenses transactions are denominated in RMB and all of the Group’s assets and liabilities are also denominated in RMB. The RMB is not freely convertible into foreign currencies under the current law. In China, foreign exchange transactions are required by law to be transacted only by authorized financial institutions. Remittances in currencies other than RMB may require certain supporting documentation in order to affect the remittance.

On September 28, 2009, the General Administration of Press and Publications, or the GAPP, the National Copyright Administration, and National Office of Combating Pornography and Illegal Publications jointly published the Notice Regarding the Consistent Implementation of the Stipulations on Three Provisions’ of the State Council and the Relevant Interpretations of the State Commission Office for Public Sector Reform and Further Strengthening of the Administration of Pre-examination and Approval of Internet Games and the Examination and Approval of Imported Internet Games (Xin Chu Lian [2009] No. 13), or the GAPP Notice. The GAPP Notice restates the general principle espoused in recently promulgated regulations that foreign investment is not permitted in internet game operating businesses in China. Article IV of the GAPP Notice prohibits foreign investors from participating in internet game operating businesses via wholly owned, equity joint venture or cooperative joint venture investments in China, and from controlling and participating in such businesses directly or indirectly through contractual or technical support arrangements. In the event of a violation of these provisions, GAPP shall, in conjunction with the relevant departments of the PRC, investigate and handle the same in accordance with the law. In serious cases, the relevant licenses and registrations shall be cancelled. However, as a detailed interpretation of the GAPP Notice has not been issued, it is not yet clear how this GAPP Notice will be implemented. Furthermore, as some other government authorities like the Ministry of Commerce, the MOC, and the MII did not join GAPP in issuing the Notice, the views of these bodies will be indefinite in clarifying the scope of implementation and enforcement of the GAPP Notice.

In order to comply with foreign ownership restrictions, the Group operates its online games business in the PRC through Sunity Beijing, which is owned by Mr. Fan Zhang and other 13 Chinese citizens. Sunity Beijing holds the licenses and approvals that are required to operate the online games business and the substantial majority of the physical assets required to operate the online game business. Sunity WFOE has entered into a series of contractual arrangements with Sunity Beijing, pursuant to which Sunity WFOE provides Sunity Beijing with marketing service, consulting services and software licenses in exchange for fees. In addition, Sunity WFOE has entered into agreements with Sunity Beijing and its equity holders that provide Sunity WFOE with the ability to control Sunity Beijing. In the opinion of management, (i) the ownership structure of the Company, Sunity WFOE and Sunity Beijing are in compliance with existing PRC laws and regulations; (ii) the contractual arrangements with Sunity Beijing and its shareholders are valid and binding, and will not result in any violation of PRC laws or regulations currently in effect; and (iii) the Group’s business operations are in compliance with existing PRC laws and regulations in all material respects. However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, the Company cannot be assured that PRC regulatory authorities will not ultimately take a contrary view to its opinion. If the current ownership structure of the Group and its contractual arrangements with Sunity Beijing are found to be in violation of any existing or future PRC laws and regulations, including the MII Notice and the GAPP Notice, the relevant regulatory authorities would have broad discretion in dealing with such violations, including levying fines, confiscating our income, revoking Software’s business license or Network or operating licenses, requiring us to restructure the relevant ownership structure or operations, and requiring us to discontinue all or any portion of our online game. Any of these actions could cause significant disruption to our business operations and may materially and adversely affect our business, financial condition and results of operations.

SUNITY ONLINE ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2010 AND 2009

17. SUBSEQUENT EVENT

On October 2, 2010, the Company’s shareholders approved reverse stock split of 2.49:1. As a result the authorized share capital of $50,000 divided into 50,000,000 ordinary shares of a par value of $0.001 each, were consolidated into 20,080,321 ordinary shares of a par value of $0.00249 each, with the effect that 11,020,000 issued and outstanding shares were consolidated into 4,425,703 shares of a par value of $0.00249 each.

SUNITY ONLINE ENTERTAINMENT LIMITED
ADDITIONAL INFORMATION: FINANCIAL STATEMENT SCHEDULE 1
CONSOLIDATING FINANCIAL INFORMATION
BALANCE SHEET

	Sunity Cayman	Sunity Hong Kong	Sunity WFOE	Sunity Beijing	Elimination	As at March 31, 2010
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$—	$—	$—	$1,658,072		$1,658,072
Accounts receivable	—	—	—	1,045,573		1,045,573
Other receivables, net	—	—	—	262,128		262,128
Intercompany receivable	—	—	—	72,517	(72,517)	—
Advance to suppliers	—	—	—	52,741		52,741
Prepaid expenses	—	—	—	119,244		119,244
Due from related party				1,100,929		1,100,929
Deferred tax assets	—	—	—	45,231		45,231
Total current assets	—	—	—	4,311,204		4,283,918
PROPERTY AND EQUIPMENT, net	—	—	—	1,367,207		1,367,207
CONSTRUCTION-IN-PROCESS	—	—	—	1,758,036		1,758,036
INTANGIBLE ASSETS, net	—	—	—	4,126,578		4,126,578
TOTAL ASSETS	$—	$—	$—	$11,608,256	$(72,517)	$11,535,739
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable	$—	$—	$—	$122,928		$122,928
Unearned revenue	—	—	—	271,016		271,016
Taxes payable	—	—	—	283,905		283,905
Accrued liabilities and other payables	—	—	—	89,770		89,770
Intercompany payable	63,064	9,453	—	72,517	(72,517)	—
Due to related parties	—	—	—	149,433		149,433
Total current liabilities	63,064	9,453	—	989,569	(72,517)	917,052
CONTINGENCIES AND COMMITMENTS
STOCKHOLDERS' EQUITY
Common stock, $0.00249 per share: 20,080,321 shares authorized 4,425,703 shares issued and outstanding as at March 31, 2010	11,020	—	—	—		11,020
Paid in capital	—	—	—	4,318,091		4,318,091
Subscription receivable	(11,020)	—	—	—		(11,020)
Statutory reserves	—	—	—	1,024,625		1,024,625
Accumulated other comprehensive income	—	—	—	937,077		937,077
Retained earnings	(63,064)	(9,453)	—	4,338,895		4,338,895
Total stockholders' equity	(63,064)	(9,453)	—	10,618,687		10,618,687
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$—	$—	$—	$11,608,256	$—	$11,535,739

SUNITY ONLINE ENTERTAINMENT LIMITED
ADDITIONAL INFORMATION: FINANCIAL STATEMENT SCHEDULE 1
CONSOLIDATING FINANCIAL INFORMATION
BALANCE SHEET

	Sunity Cayman	Sunity Hong Kong	Sunity WFOE	Sunity Beijing	As at March 31, 2009
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$—	$—	$—	$844,272	$844,272
Accounts receivable	—	—	—	1,095,737	1,095,737
Other receivables, net	—	—	—	143,732	143,732
Prepaid expenses	—	—	—	25,405	25,405
Total current assets	—	—	—	2,109,146	2,109,146
PROPERTY AND EQUIPMENT, net	—	—	—	1,658,244	1,658,244
INTANGIBLE ASSETS, net	—	—	—	4,719,592	4,719,592
TOTAL ASSETS	$—	$—	$—	$8,486,982	$8,486,982
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Unearned revenue	$—	$—	$—	$183,970	$183,970
Taxes payable	—	—	—	79,323	79,323
Accrued liabilities and other payables	—	—	—	204,800	204,800
Due to related parties	—	—	—	1,758,523	1,758,523
Total current liabilities	—	—	—	2,226,616	2,226,616
CONTINGENCIES AND COMMITMENTS
STOCKHOLDERS' EQUITY
Common stock, $0.00249 per share: 20,080,321 shares authorized 4,016,064 shares issued and outstanding as at March 31, 2009	10,000	—	—	10,000	10,000
Paid in capital	—	—	—	3,854,790	3,854,790
Subscription receivable	(10,000)	—	—	(10,000)	(10,000)
Statutory reserves	—	—	—	628,765	628,765
Accumulated other comprehensive income	—	—	—	928,141	928,141
Retained earnings	—	—	—	848,670	848,670
Total stockholders' equity	—	—	—	6,260,366	6,260,366
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$—	$—	$—	$8,486,982	$8,486,982

SUNITY ONLINE ENTERTAINMENT LIMITED
ADDITIONAL INFORMATION: FINANCIAL STATEMENT SCHEDULE 1
CONSOLIDATING FINANCIAL INFORMATION
STATEMENT OF INCOME AND COMPREHENSIVE INCOME

	Sunity Cayman	Sunity Hong Kong	Sunity WFOE	Sunity Beijing	Year Ended March 31, 2010
Revenue	$—	$—	$—	$9,542,832	$9,542,832
Cost of revenue	—	—	—	2,420,491	2,420,491
Gross profit	—	—	—	7,122,341	7,122,341
Operating expenses
Selling expenses	—	—	—	1,296,805	1,296,805
General and administrative expenses	63,064	9,453	—	1,164,677	1,237,194
Research & development	—	—	—	383,554	383,554
Impairment of property & equipment	—	—	—	2,492	2,492
Total operating expenses	63,064	9,453	—	2,847,528	2,920,045
Income (loss) from operations	(63,064)	(9,453)	—	4,274,814	4,202,297
Non-operating income
Interest income	—	—	—	772	772
Other income	—	—	—	2,637	2,637
Total non-operating income	—	—	—	3,409	3,409
Income before provision for income taxes	(63,064)	(9,453)	—	4,278,223	4,205,706
Provision for Income Taxes	—	—	—	319,621	319,621
Net income (loss)	(63,064)	(9,453)	—	3,958,602	3,886,085
Other comprehensive item:
Foreign currency translation gain	—	—	—	8,936	8,936
Comprehensive Income (loss)	$(63,064)	$(9,453)	$—	$3,967,537	$3,895,020

SUNITY ONLINE ENTERTAINMENT LIMITED
ADDITIONAL INFORMATION: FINANCIAL STATEMENT SCHEDULE 1
CONSOLIDATING FINANCIAL INFORMATION
STATEMENT OF INCOME AND COMPREHENSIVE INCOME

	Sunity Cayman	Sunity Hong Kong	Sunity WFOE	Sunity Beijing	Year Ended March 31, 2009
Revenue	$—	$—	$—	$8,254,382	$8,254,382
Cost of revenue	—	—	—	2,440,153	2,440,153
Gross profit	—	—	—	5,814,229	5,814,229
Operating expenses
Selling expenses	—	—	—	1,347,586	1,347,586
General and administrative expenses	—	—	—	1,361,043	1,361,043
Research & development	—	—	—	146,354	146,354
Impairment of property & equipment	—	—	—	2,274	2,274
Impairment of intangible assets	—	—	—	88,528	88,528
Total operating expenses	—	—	—	2,945,785	2,945,785
Income (loss) from operations	—	—	—	2,868,444	2,868,444
Non-operating income
Interest income	—	—	—	525	525
Other income	—	—	—	16	16
Total non-operating income	—	—	—	541	541
Net income	—	—	—	2,868,985	2,868,985
Other comprehensive item:
Foreign currency translation gain	—	—	—	166,686	166,686
Comprehensive Income (loss)	$—	$—	$—	$3,035,671	$3,035,671

SUNITY ONLINE ENTERTAINMENT LIMITED
ADDITIONAL INFORMATION: FINANCIAL STATEMENT SCHEDULE 1
CONSOLIDATING FINANCIAL INFORMATION
STATEMENT OF INCOME AND COMPREHENSIVE INCOME

	Sunity Cayman	Sunity Hong Kong	Sunity WFOE	Sunity Beijing	Year Ended March 31, 2008
Revenue	$—	$—	$—	$5,311,153	$5,311,153
Cost of revenue	—	—	—	1,811,487	1,811,487
Gross profit	—	—	—	3,499,666	3,499,666
Operating expenses
Selling expenses	—	—	—	334,542	334,542
General and administrative expenses	—	—	—	1,112,755	1,112,755
Research & development	—	—	—	101,280	101,280
Impairment of property & equipment	—	—	—	54,795	54,795
Impairment of intangible assets	—	—	—	26,617	26,617
Total operating expenses	—	—	—	1,629,989	1,629,989
Income (loss) from operations	—	—	—	1,869,677	1,869,677
Non-operating income
Interest income	—	—	—	177	177
Net income	—	—	—	1,869,854	1,869,854
Other comprehensive item:
Foreign currency translation gain	—	—	—	564,715	564,715
Comprehensive Income (loss)	$—	$—	$—	$2,434,569	$2,434,569

SUNITY ONLINE ENTERTAINMENT LIMITED
ADDITIONAL INFORMATION: FINANCIAL STATEMENT SCHEDULE 1
CONSOLIDATING FINANCIAL INFORMATION
STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock		Additional Paid in capital	Subscription Receivable	Statutory reserves	Other comprehensive income	Retained earnings	Total
	Shares	Amount
Balance at April 1, 2007	4,016,064	$10,000	$3,854,790	$(10,000)	$154,881	$196,740	$1,379,923	$5,586,334
Net income for the year	—	—	—	—	—	—	1,869,854	1,869,854
Transfer to statutory reserves	—	—	—	—	186,986	—	(186,986)	—
Deemed dividend	—	—	—	—	—	—	(1,802,778)	(1,802,778)
Foreign currency translation gain	—	—	—	—	—	564,715	—	564,715
Balance at March 31, 2008	4,016,064	10,000	3,854,790	(10,000)	341,867	761,455	1,260,013	6,218,125
Net income for the year	—	—	—	—	—	—	2,868,985	2,868,985
Transfer to statutory reserves	—	—	—		286,898	—	(286,898)	—
Deemed dividend	—	—	—		—	—	(2,993,430)	(2,993,430)
Foreign currency translation gain	—	—	—		—	166,686	—	166,686
Balance at March 31, 2009	4,016,064	10,000	3,854,790	(10,000)	628,765	928,141	848,670	6,260,366
Contribution from shareholders	—	—	463,301	—	—	—	—	463,301
Issuance of shares to founders	409,639	1,020	—	(1,020)	—	—	—	—
Net income for the year	—	—	—	—	—	—	3,886,085	3,886,085
Transfer to statutory reserves	—	—	—	—	395,860	—	(395,860)	—
Foreign currency translation gain	—	—	—	—	—	8,936	—	8,936
Balance at March 31, 2010	4,425,703	$11,020	$4,318,091	$(11,020)	$1,024,625	$937,077	$4,338,895	$10,618,687

SUNITY ONLINE ENTERTAINMENT LIMITED
ADDITIONAL INFORMATION: FINANCIAL STATEMENT SCHEDULE 1
CONSOLIDATING FINANCIAL INFORMATION
STATEMENT OF CASH FLOWS

	Sunity Cayman	Sunity Hong Kong	Sunity WFOE	Sunity Beijing	Elimination	Year Ended March 31, 2010
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(63,064)	$(9,453)	$—	3,958,602		$3,886,085
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	—	—	—	1,163,648		1,163,648
Impairment of property & equipment	—	—	—	2,492		2,492
Deferred tax	—	—	—	(45,231)		(45,231)
Decrease (increase) in current assets:
Accounts receivable	—	—	—	51,785		51,785
Other receivables	—	—	—	(118,183)		(118,183)
Intercompany receivable	—	—	—	(72,517)	72,517	—
Prepaid expenses	—	—	—	(146,543)		(146,543)
(Decrease) increase in current liabilities:
Accounts payable	—	—	—	122,928		122,928
Unearned revenue	—	—	—	86,773		86,773
Accrued liabilities and other payables	—	—	—	(115,928)		(115,928)
Intercompany payable	63,064	9,453	—	—	(72,517)	—
Taxes payable				204,360		204,360
Net cash provided by operating activities	—	—	—	5,092,185	—	5,092,185
CASH FLOWS FROM INVESTING ACTIVITIES:
Advances for construction and purchase of equipment	—	—	—	(1,758,036)		(1,758,036)
Acquisition of property and equipment	—	—	—	(272,652)		(272,652)
Net cash used in investing activities	—	—	—	(2,030,688)	—	(2,030,688)
CASH FLOWS FROM FINANCING ACTIVITIES:
Paid in capital	—	—	—	463,301		463,301
Advance to related parties	—	—	—	(1,089,876)		(1,089,876)
Advance from related parties	—	—	—	(88,044)		(88,044)
Service fee to related party	—	—	—	(1,534,700)		(1,534,700)
Net cash used in financing activities	—	—	—	(2,249,320)	—	(2,249,320)
EFFECT OF EXCHANGE RATE CHANGE ON CASH & CASH EQUIVALENTS	—	—	—	1,622		1,622
NET INCREASE (DECREASE) IN CASH & CASH EQUIVALENTS	—	—	—	813,799		813,799
CASH & CASH EQUIVALENTS, BEGINNING OF YEAR	—	—	—	844,272		844,272
CASH & CASH EQUIVALENTS, END OF YEAR	$—	$—	$—	$1,658,072	—	$1,658,072
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
None

SUNITY ONLINE ENTERTAINMENT LIMITED
ADDITIONAL INFORMATION: FINANCIAL STATEMENT SCHEDULE 1
CONSOLIDATING FINANCIAL INFORMATION
STATEMENT OF CASH FLOWS

	Sunity Cayman	Sunity Hong Kong	Sunity WFOE	Sunity Beijing	Year Ended March 31, 2009
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$—	$—	$—	$2,868,985	$2,868,985
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	—	—	—	1,145,332	1,145,332
Impairment of property & equipment	—	—	—	2,274	2,274
Impairment of intangible assets	—	—	—	88,528	88,528
Decrease (increase) in current assets:
Accounts receivable	—	—	—	42,702	42,702
Other receivables	—	—	—	170,254	170,254
Prepaid expenses	—	—	—	108,685	108,685
(Decrease) increase in current liabilities:
Accounts payable	—	—	—	(138,343)	(138,343)
Unearned revenue	—	—	—	22,950	22,950
Accrued liabilities and other payables	—	—	—	(5,656)	(5,656)
Taxes payable				10,907	10,907
Net cash provided by operating activities				4,316,618	4,316,618
CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	—	—	—	(233)	(233)
Acquisition of intangible assets	—	—	—	(519,878)	(519,878)
Net cash used in investing activities	—	—	—	(520,111)	(520,111)
CASH FLOWS FROM FINANCING ACTIVITIES:
Advance to related parties	—	—	—	38,440	38,440
Advance from related parties	—	—	—	61,489	61,489
Service fee to related party	—	—	—	(3,225,064)	(3,225,064)
Net cash used in financing activities	—	—	—	(3,125,135)	(3,125,135)
EFFECT OF EXCHANGE RATE CHANGE ON CASH & CASH EQUIVALENTS	—	—	—	7,486	7,486
NET INCREASE (DECREASE) IN CASH & CASH EQUIVALENTS	—	—	—	678,858	678,858
CASH & CASH EQUIVALENTS, BEGINNING OF YEAR	—	—	—	165,414	165,414
CASH & CASH EQUIVALENTS, END OF YEAR	$—	$—	$—	$844,272	$844,272
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
None

SUNITY ONLINE ENTERTAINMENT LIMITED
ADDITIONAL INFORMATION: FINANCIAL STATEMENT SCHEDULE 1
CONSOLIDATING FINANCIAL INFORMATION
STATEMENT OF CASH FLOWS

	Sunity Cayman	Sunity Hong Kong	Sunity WFOE	Sunity Beijing	Year Ended March 31, 2008
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$—	$—	$—	$1,869,854	$1,869,854
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	—	—	—	778,024	778,024
Impairment of property & equipment	—	—	—	54,794	54,794
Impairment of intangible assets	—	—	—	26,617	26,617
Deferred tax	—	—	—
Decrease (increase) in current assets:
Accounts receivable	—	—	—	(289,103)	(289,103)
Other receivables	—	—	—	(30,196)	(30,196)
Prepaid expenses	—	—	—	173,486	173,486
(Decrease) increase in current liabilities:
Accounts payable	—	—	—	(6,699)	(6,699)
Unearned revenue	—	—	—	13,398	13,398
Accrued liabilities and other payables	—	—	—	25,751	25,751
Taxes payable				22,865	22,865
Net cash provided by operating activities				2,638,791	2,638,791
CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	—	—	—	(983,990)	(983,990)
Acquisition of intangible assets	—	—	—	(1,567,524)	(1,567,524)
Net cash used in investing activities	—	—	—	(2,551,514)	(2,551,514)
CASH FLOWS FROM FINANCING ACTIVITIES:
Advance to related parties	—	—	—	(45,474)	(45,474)
Advance from related parties	—	—	—	9,074	9,074
Service fee to related party	—	—	—	(186,193)	(186,193)
Net cash used in financing activities	—	—	—	(222,593)	(222,593)
EFFECT OF EXCHANGE RATE CHANGE ON CASH & CASH EQUIVALENTS	—	—	—	19,625	19,625
NET INCREASE (DECREASE) IN CASH & CASH EQUIVALENTS	—	—	—	(115,691)	(115,691)
CASH & CASH EQUIVALENTS, BEGINNING OF YEAR	—	—	—	281,105	281,105
CASH & CASH EQUIVALENTS, END OF YEAR	$—	$—	$—	$165,414	$165,414
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
None

SUNITY ONLINE ENTERTAINMENT LIMITED

Additional Information — Financial Statement Schedule I
Consolidating Financial Information

1. BASIS OF PREPARATION

The additional information of Sunity Online Entertainment Limited has been prepared using the same accounting policies as set out in the Group’s consolidated financial statements.

SUNITY ONLINE ENTERTAINMENT LIMITED
CONSOLIDATED BALANCE SHEETS

	September 30, 2010 (Unaudited)	March 31, 2010
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$4,842,799	$1,658,072
Term deposit	851,954	—
Accounts receivable	1,795,273	1,045,573
Other receivables, net	25,425	262,128
Advance to suppliers	101,067	52,741
Prepaid expenses	56,285	119,244
Due from related party	—	1,100,929
Deferred tax asstes	28,392	45,231
Total current assets	7,701,197	4,283,918
PROPERTY AND EQUIPMENT, net	1,105,010	1,367,207
CONSTRUCTION-IN-PROCESS	1,977,730	1,758,035.69
INTANGIBLE ASSETS, net	3,915,851	4,126,578
LONG TERM INVESTMENT	—	—
TOTAL ASSETS	$14,699,787	$11,535,739
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable	$165,272	$122,928
Deferred revenue	227,139	271,016
Taxes payable	355,792	283,905
Accrued liabilities and other payables	282,475	89,770
Due to related party	—	149,433
Total current liabilities	1,030,679	917,052
CONTINGENCIES AND COMMITMENTS	—	—
STOCKHOLDERS' EQUITY
Common stock, par vaule $0.00249 per share: 20,080,321 shares 4,425,703 and 4,016,064 shares issued and outstanding as at September 30, 2010 and March 31, 2010 respectively	11,020	11,020
Paid in capital	4,318,091	4,318,091
Subscription receivable	(11,020)	(11,020)
Statutory reserves	1,320,739	1,024,625
Accumulated other comprehensive income	1,252,106	937,077
Retained earnings	6,778,172	4,338,895
Total stockholders' equity	13,669,108	10,618,687
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$14,699,787	$11,535,739

The accompanying notes are an integral part of these consolidated financial statements

SUNITY ONLINE ENTERTAINMENT LIMITED
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For The Six Months Periods Ended September 30,
	2010	2009
Revenue	$6,524,208	$4,783,253
Cost of revenue	1,548,713	1,360,046
Gross profit	4,975,495	3,423,206
Operating expenses
Selling expenses	573,254	814,480
General and administrative expenses	886,675	496,919
Research & development	374,277	224,107
Total operating expenses	1,834,207	1,535,505
Income from operations	3,141,288	1,887,701
Non-operating income
Interest income	1,675	230
Total non-operating income	1,675	230
Income before provision for income taxes	3,142,963	1,887,931
Provision for Income Taxes	407,572	56,322
Net income	2,735,391	1,831,609
Other comprehensive item:
Foreign currency translation gain	315,030	821,020
Comprehensive Income	$3,050,421	$2,652,629
Earning per share:
Basic & diluted earnings per share	$0.62	$0.46
Weighted average number of shares	4,425,703	4,016,064

The accompanying notes are an integral part of these consolidated financial statements

SUNITY ONLINE ENTERTAINMENT LIMITED
STATEMENTS OF CASH FLOWS
(UNAUDITED)

	FOR SIX MONTH PERIODS ENDED SEPTEMBER 30,
	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$2,735,391	$1,831,609
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	315,644	277,633
Amortization	291,233	293,370
Deferred tax assets	17,575	—
(Increase) decrease in current assets:	—	—
Accounts receivable	(721,262)	339,474
Advance to suppliers	(46,731)	(52,712)
Other receivable	239,581	139,144
Prepaid expenses	64,716	6,935
Due from related party	1,111,949	—
Accounts payable	39,459	1,062
Accrued liabilities and other payable	186,773	(984)
Tax payable	68,691	67,166
Deferred revenue	(48,863)	60,356
Net cash provided by (used in) operating activities	4,254,157	2,963,053
CASH FLOWS FROM INVESTING ACTIVITIES:
Advances for construction and equipment	(182,298)	—
Acquisition of property & equipment	(28,699)	—
Purchase of term deposit certificate	(843,426)	—
Net cash provided by (used in) investing activities	(1,054,423)	—
CASH FLOWS FROM FINANCING ACTIVITIES:
Advance to related parties	—	2,410
Advance from related parties	(150,929)	(80,382)
Net cash (used in) provided by financing activities	(150,929)	(77,972)
EFFECT OF EXCHANGE RATE CHANGE ON CASH & CASH EQUIVALENTS	135,923	2,616
NET INCREASE (DECREASE) IN CASH & CASH EQUIVALENTS	3,048,805	2,885,081
CASH & CASH EQUIVALENTS, BEGINNING OF PERIOD	1,658,072	844,272
CASH & CASH EQUIVALENTS, END OF PERIOD	$4,842,799	$3,731,969
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
None

The accompanying notes are an integral part of these consolidated financial statements

SUNITY ONLINE ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANICAL STATEMENTS
SEPTEMBER 30, 2010 (UNAUDITED) AND MARCH 31, 2010

1. ORGANIZATION AND DISCRIPTION OF BUSINESS

These unaudited consolidated financial statements were prepared by Sunity Online Entertainment Limited pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). The information furnished herein reflects all adjustments (consisting of normal recurring accruals and adjustments) that are, in the opinion of management, necessary to present fairly the operating results for the respective periods. Certain information and footnote disclosures normally present in annual consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) were omitted pursuant to such rules and regulations. These unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements and footnotes for the years ended March 31, 2010 and 2009 The results for the six months ended September 30, 2010, are not necessarily indicative of the results to be expected for the full year ending on March 31, 2011.

Organization and Line of Business

The accompanying consolidated financial statements include the financial statements of Sunity Online Entertainment Limited (the “Company” or “Sunity Cayman”), its subsidiaries: HongKong Sunity Online Entertainment Limited (“Sunity HongKong”), Beijing Yangguang Jiaze Network Technology Limited (“Sunity WFOE”) and Yangguan Tianhe (Beijing) Technology Company Limited — a variable interest entity (“Sunity Beijing” or “VIE subsidiary”). The Company, its subsidiaries and VIE subsidiary are collectively referred to as the “Group”.

Sunity Online Entertainment Limited was incorporated in the Cayman Islands on November 27, 2009 and became the holding company of the Group.

The Group is engaged in the development and operation of online games in the People’s Republic of China (the “PRC”). The Group primarily develops and operates online games through its subsidiary, Sunity WFOE, and its VIE subsidiary.

Details of the Company’s subsidiaries are as follows as of September 30, 2010:

Subsidiary	Date of incorporation	Place of incorporation	Percentage of shareholding	Principal activities
Sunity Hong Kong	December 9 2009	Hong Kong	100%	Investment Holding
Sunity WFOE	March 17 2010	PRC	100%	Management consulting & Technical support
Sunity Beijing	February 14 2006	PRC	—	Online game R&D, marketing & sale & internet content provider

Reorganization:

In April 2010, in contemplation of an initial public offering, the Group completed a reorganization (the “Reorganization”) to comply with PRC law and regulations that restrict foreign ownership of a company that provides internet content services, which includes operating online games.

As part of the Reorganization, Mr. Zhang Fan and the nine other individual shareholders of Sunity Beijing established the Company. The Company established Sunity HongKong on December 9, 2009. On March 17, 2010, Sunity HongKong established Sunity WFOE, a wholly-owned foreign enterprise, which entered into a series of agreements with Sunity Beijing through its shareholders. As a result of these agreements, Sunity WFOE is considered the primary beneficiary of Sunity Beijing (see Note 2) and accordingly, Sunity Beijing’s results of operations and financial condition are consolidated in the financial statements of the Group.

SUNITY ONLINE ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANICAL STATEMENTS
SEPTEMBER 30, 2010 (UNAUDITED) AND MARCH 31, 2010

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements were prepared in conformity with United States generally accepted accounting principle (“US GAAP”). Sunity Cayman’s functional currency is US Dollars (“USD”), Sunity Hong Kong’s functional currency is Hong Kong Dollars (“HKD”) and Sunity WFOE and Sunity Beijing’s functional currency is Chinese Renminbi (“RMB”). The accompanying financial statements were translated from functional currencies and presented in United States Dollars ($).

Consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and VIE subsidiary for which the Company’s subsidiary Sunity WFOE is the primary beneficiary. All transactions and balances among the Company, its subsidiaries and VIE subsidiary were eliminated in consolidation.

The Company follows Accounting Standard Codification (“ASC”) 810-10 (formerly FASB Interpretation No. 46R, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51”, which requires certain VIEs to be consolidated by the primary beneficiary of the entity if the entity’s equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.

PRC laws and regulations restrict foreign ownership of companies that operate online games. To comply with these restrictions, the Group operates its online games in the PRC through Sunity Beijing, a VIE owned by Mr. Zhang Fan and other thirteen individuals shareholders. Sunity Beijing holds the license and approvals to operate online games in the PRC. Upon the Reorganization, a series of agreements was entered into amongst Sunity WFOE, Sunity Beijing and Sunity Beijing’s direct equity holders, which provides Sunity WFOE the ability to control Sunity Beijing, including its financial interest, as described below.

Pursuant to the contractual arrangements with Sunity Beijing, Sunity WFOE provides certain technical and consulting services and software licenses to Sunity Beijing for fees. As Sunity WFOE contractually controls the management of Sunity Beijing and Sunity Beijing granted an irrevocable proxy to Sunity WFOE or its designee, the Company through its wholly-owned equity interest in Sunity WFOE, in substance, has unilateral discretion in setting the fees charged to Sunity Beijing.

The principal services and software license agreements that Sunity WFOE entered into with Sunity Beijing are:

•	Exclusive collaboration agreement: Under the Collaboration Agreement executed between Sunity WFOE and Sunity Beijing, (1) Sunity WFOE granted Sunity Beijing an exclusive license within China to all of the computer programs relating to online gaming developed by Sunity WFOE in consideration for an annual royalty fee to be paid by Sunity Beijing equal to ten percent of Sunity Beijing’s revenues; (2) Sunity WFOE has the exclusive right to provide Sunity Beijing with technical support for the marketing operation and maintenance of the online games in exchange for yearly service fees, which will be determined on an arms-length and reasonable basis based on the costs and expenses incurred by Sunity Beijing and Sunity WFOE, and (3) Sunity WFOE provides Sunity Beijing management consulting services on an exclusive basis in exchange for yearly service fees which will be determined on an arms-length and reasonable basis based on the costs and expenses incurred by Sunity Beijing and Sunity WFOE. Sunity WFOE retains all intellectual property rights associated with anything developed under the terms of this agreement.
•	Business Operation Agreement: Under the business operation agreement among Sunity WFOE, Sunity Beijing and the shareholders of Sunity Beijing, Sunity WFOE provides guidance and advice on Sunity Beijing’s daily operations and financial management systems. The shareholders of Sunity Beijing must elect the candidates recommended by Sunity WFOE as Sunity Beijing’s directors, and

SUNITY ONLINE ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANICAL STATEMENTS
SEPTEMBER 30, 2010 (UNAUDITED) AND MARCH 31, 2010

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

procure the appointment of Sunity Beijing’s senior executives as per Sunity WFOE’s designation. Moreover, Sunity Beijing and its shareholders agree that without the prior consent of Sunity WFOE, Sunity Beijing will not engage in any transactions that could materially affect the assets, business, personnel, rights, liabilities or operations of Sunity Beijing, including incurrence or assumption of any indebtedness of more than RMB4,000,000 ($588,000), sale or purchase of any assets or rights, incurrence of any encumbrance on any of its assets or intellectual property rights in favor of a third party, amendment of its articles of association, or change of its normal operating procedures.
•	Share Pledge Agreement: Under the share pledge agreement among the shareholders of Sunity Beijing and Sunity WFOE, the shareholders of Sunity Beijing pledged their equity interests in Sunity Beijing to Sunity WFOE to guarantee Sunity Beijing’s performance of its obligations under the Exclusive Collaboration Agreement and the Business Operation Agreement. Pursuant to the terms of this agreement, either Sunity Beijing or its equity owners is in breach of either the Exclusive Collaboration Agreement or Business Operation Agreement, then Sunity WFOE shall be entitled to require the equity owners of Sunity Beijing to transfer their Equity interests in Sunity Beijing to it.
•	Purchase Option Agreement: Under the purchase option agreement among the shareholders of Sunity Beijing and Sunity WFOE, the shareholders of Sunity Beijing irrevocably granted Sunity WFOE or its designated person an exclusive option to acquire, at any time, the entire portion of Sunity Beijing’s equity interest held by each shareholder of Sunity Beijing, or any portion thereof, to the extent permitted by PRC law. The purchase price for the shareholders’ equity interests in Sunity Beijing shall be the lower of (i) RMB 500,000, ($73,000) and (ii) the net asset value of the Company. In case the lowest price permitted by PRC Law to be determined at the time of exercise is higher than the lower price of the above (i) and (ii), then the purchase price shall be the lowest price permitted by PRC Law.
•	Power of Attorney: Each shareholder of Sunity Beijing has executed an irrevocable power of attorney to appoint the authorized personnel of Sunity WFOE as its attorney-in-fact to exercise all of its rights as equity owner of Sunity Beijing, including (1) the right to decide whether to pledge or transfer the shares held by the shareholders of Sunity Beijing to any third party; (2) the voting rights at shareholders’ meetings; (3) the right to dispose of any equity interests coupled with the shares held by the shareholders of Sunity Beijing; (4) the right to appoint the director(s) and the senior management of Sunity Beijing; (5) make decisions on the transactions that: (a) incurrence or assumption of any indebtedness of more than RMB 100,000 ($15,000); (b) sale or purchase of any assets or rights; (c) incurrence of any encumbrance on any of its assets or intellectual property rights in favor of a third party; (d) amendment of its articles of association; or (e) change of its normal operation procedures.

As a result of the agreements between Sunity WFOE and the Shareholders of the Company and Sunity Beijing, Sunity WFOE is considered the primary beneficiary of Sunity Beijing and Sunity WFOE consolidates the results of operations of the Sunity Beijing and accordingly Sunity Beijing’s results of operations, assets and liabilities are consolidated in Company’s financial statements from the earliest period presented.

Use of Estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of its assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Significant estimates and assumptions reflected in the Company’s consolidated financial statements include, but are not limited to, revenue recognition, recoverability and useful lives of property and equipment and intangible assets, share-based compensation expenses, deferred tax assets and related valuation allowance, income tax uncertainties, provision for doubtful debts and valuation of

SUNITY ONLINE ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANICAL STATEMENTS
SEPTEMBER 30, 2010 (UNAUDITED) AND MARCH 31, 2010

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

investments. Management bases the estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could materially differ from these estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Term Deposit

As at September 30, 2010 the Company has a term deposit certificate maturing on June 24, 2011. This term deposit bears an interest of 2.25% per annum.

Accounts Receivable

The Company’s policy is to maintain reserves for potential credit losses on accounts receivable. Management reviews the composition of accounts receivable and analyzes historical bad debts, customer concentrations, customer credit worthiness, current economic trends and changes in customer payment patterns to evaluate the adequacy of these reserves. There was no allowance for bad debts as of September 30, 2010 and March 31, 2010.

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation. Expenditures for maintenance and repairs are expensed as incurred; additions, renewals and betterments are capitalized. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation is removed from the respective accounts, and any gain or loss is included in operations. Depreciation of property and equipment is provided using the straight-line method for substantially all assets with salvage of 5% and estimated lives of 5 years.

Construction in Progress

Capital expenditures before an asset are put into use are recorded as Construction in Progress. Currently the Construction in Progress consists of prepayments to contractors to build an Internet Data Center and related equipments. The Group will incur RMB 4.8 million or $0.7 million to complete the contract (See note 15).

Impairment of Long-Lived Assets

Long-lived assets, which include property, plant and equipment and intangible assets, are reviewed for impairment at least annually and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Recoverability of long-lived assets to be held and used is measured by comparing the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the assets. Fair value is generally determined using the asset’s expected future discounted cash flows or market value, if readily determinable. Based on its review, the Company believes that as of September 30, 2010 and March 31, 2010, there was no significant impairment of its long-lived assets (See note 6).

Dividends

The Company’s Chinese subsidiaries are subject to foreign exchange control under the P.R.C law to remit dividends to its parent company, namely Sunity Hong Kong. These foreign exchange control regulations, including Decree 75, issued by the State Administration of Foreign Exchange (“SAFE”) issued in

SUNITY ONLINE ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANICAL STATEMENTS
SEPTEMBER 30, 2010 (UNAUDITED) AND MARCH 31, 2010

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

October 2005 require PRC residents, including both legal persons and natural persons, to register with the competent local SAFE branch before establishing or controlling any company outside of China, may limit the Group’s ability to make dividend payments.

Although the Company obtained the approval under Decree 75 and the Directors believe that our Chinese subsidiaries are in compliance with these regulations, should these regulations or the interpretation of them by courts or regulatory agencies change, the Group may experience difficulties in paying dividends outside of China.

Income Taxes

The Company accounts for income taxes in accordance with ASC Topic 740, “Income Taxes.” ASC 740 requires a company use the asset and liability method of accounting for income taxes, whereby deferred tax assets are recognized for deductible temporary differences, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion, or all of, the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Under ASC 740, a tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. The adoption had no effect on the Company’s consolidated financial statements.

At September 30, 2010 and March 31, 2010, the Company did not take any uncertain positions that would necessitate recording of a tax related liability.

Revenue Recognition

The Company’s revenue recognition policies are in compliance with Securities and Exchange Commission (SEC) Staff Accounting Bulletin (SAB) 104, codified in FASB ASC Topic 605. Sales revenue is recognized when a formal arrangement exists, the price is fixed or determinable, the delivery is completed, no other significant obligations of the Group exist and collectability is reasonably assured. No revenue is recognized if there are significant uncertainties regarding the recovery of the consideration due, the possible return of goods, or when the amount of revenue and the costs incurred or to be incurred in respect of the transaction cannot be measured reliably. Payments received before all of the relevant criteria for revenue recognition are recorded as unearned revenue.

Revenue from the SP business is recognized when the Group receives an income settlement bill from telecom operators for services provided by the Group through the telecom operators’ network to the end user. If the end user decides not to use the Group’s service during the month, the fee for the rest of the month is non-refundable.

The telecom operators maintain accounts of the mobile phone users. The Group is responsible for fulfillment, including the acceptability of the products or services ordered or purchased by an end user, this fact indicates that the entity has risks and rewards as principal in the transaction and that it should record revenue on a gross basis. Fees paid to the telecom operator are recorded in cost of revenues.

According to agreements with telecom operators, we provide information service to their mobile phone users. The service is provided through the platform owned by telecom operators. The price of the service is greater as a result of the performance of the service and is not evaluated based on other entity’s attributes such as marketing skills, market coverage, distribution system or reputation.

SUNITY ONLINE ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANICAL STATEMENTS
SEPTEMBER 30, 2010 (UNAUDITED) AND MARCH 31, 2010

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

We are responsible for developing and marketing of products, telecom operators are responsible for collection. The Group is also responsible for determining the nature, type, characteristics, or specifications of the product or service ordered by the end user. There is a separate contract between the Group and the telecom operator which stipulates 30% - 40% of total revenue, is paid to each telecom operator and we treat it as platform usage cost and AR collection cost.

The Group can determine the prices charged to the end user. There is a price of the service received by the end user. This price is based on the arrangement between the Group and the end user. The Group's revenue varies if price arrangements with the end user change. Similarly, payment to the telecom operator of 30% to 40% will vary as a result of change in revenue from the end user. The Group has multiple suppliers for a product or service ordered by a customer and discretion to select the supplier that will provide the product or service ordered by a customer rest with the Group.

Revenue from RFID (Radio Frequency Identification) business is recognized when product development and internal testing of the product is completed and it is received and accepted by the customer.

Revenue from the online games is recognized as the game tokens are used by the end users. The Group sells game tokens to distributors who resell them to ultimate customers (game players) for casual games. The Group collects money from the distributors and is obligated to maintain the gaming software, the game website and manage customer relations. Company issues new tokens to replace tokens which are lost by the customers. There is no expiration time or limit on the unused tokens. The unused token remains under deferred revenue until used by the ultimate customer. No returns are allowed under current PRC regulations and there is no expiration period on tokens sold and unused.

We have a time-based revenue model for our casual games, and an item-based revenue model for role play games. For casual games such as QHG, as well as HCG launched in the mid September 2010, we sell tokens to two first tier distributors, who in turn sell to second tier distributors. For role play games, such as HDG, we sell tokens to three distributors, who in turn sell to game players, game players then use tokens for free but they are charged for purchases of in-game items, such as performance enhancing items, clothing, accessories and pets. We recognize revenue based on tokens used by the ultimate game players for time-based casual games and on purchases of items for role-play games.

Revenue from web game engine software sale is recognized after the Company transfers engine technology software to the customer upon receipt of 30% prepayment and customer’s completion of due diligence and acceptance within 10 business days. Cost of sale of web game engine software is zero as the Company expensed cost to research and development expenses prior to reaching the working model stage.

Revenue from software development is recognized in accordance with ASC 985-605-55-125. Cost of Software Development Revenue is accounted for under ASC 985-20 to be sold, leased or otherwise marketed.

Cost of Revenue

Cost of revenues consisted of cost for: the SP business, the RFID technology, the Web Games & the Software Development Costs.

Cost of SP business is the payment made to telecom operators to use their platform to provide services to the end user.

Cost of RFID is the cost of the project which includes direct material, direct labor and related overheads.

Cost of Web Games is amortization of product development costs and Web Games maintenance fees paid to the distributors. The Company pays its distributors 30% of sales revenue for certain identifiable administrative and selling functions performed by the distributors, such as office, marketing and promotional activities.

SUNITY ONLINE ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANICAL STATEMENTS
SEPTEMBER 30, 2010 (UNAUDITED) AND MARCH 31, 2010

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Cost of development of software for hosting purpose is capitalized in accordance with ASC subtopic 350-40 (“ASC 350-40”), Intangibles-Goodwill and Other: Internal-Use Software (Pre-codification: Statement of Position (“SOP”) No. 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use).

Costs incurred in the development phase are capitalized and amortized over the estimated product life. Since the inception of the Group, the amount of costs qualifying for capitalization has been insignificant. As a result, the Group expenses all website and internally used software development costs as incurred.

Research and Development

Research and development costs are related primarily to the development of value-added products used in SP business and RFID. Research and development costs are expensed as incurred. For the periods ended September 30, 2010 and 2009, research and development cost for SP and RFID businesses was $0.

Web game business also involves research and development. For the six months ended September 30, 2010 and 2009, $374,277 and $224,107 were expensed respectively.

Statement of Cash Flows

In accordance with ASC Topic 230, “Statement of Cash Flows,” cash flows from the Group's operations are calculated based upon local currencies. As a result, amounts related to assets and liabilities reported on the statement of cash flows may not necessarily agree with changes in the corresponding balances on the balance sheet.

Earnings per share

The Company reports earnings per share in accordance with ASC Topic 260 which requires presentation of basic and diluted earnings per share in conjunction with the disclosure of the methodology used in computing such earnings per share. Basic earnings per share excludes dilution and is computed by dividing income available to common stockholders by the weighted average common shares outstanding during the period. Diluted earnings per share takes into account the potential dilution that could occur if securities or other contracts to issue common stock were exercised and converted into common stock using the treasury method.

Common stock equivalents represent the dilutive effect of the assumed exercise of the outstanding stock options and warrants, using the treasury stock method, at either the beginning of the respective period presented or the date of issuance, whichever is later, and only if the common stock equivalents are considered dilutive based upon the Company’s net income (loss) position at the calculation date.

Fair Value of Financial Instruments

On January 1, 2008, the Company adopted ASC Topic 820, “Fair Value Measurements,” which defines fair value, establishes a three-level valuation hierarchy for disclosures of fair value measurement and enhances disclosures requirements for fair value measurements. The three levels are defined as follow:

•	Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
•	Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
•	Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

As of September 30, 2010 and March 31, 2010, the Company did not identify any assets and liabilities that are required to be presented on the balance sheet at fair value.

SUNITY ONLINE ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANICAL STATEMENTS
SEPTEMBER 30, 2010 (UNAUDITED) AND MARCH 31, 2010

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Foreign Currency Translation and Comprehensive Income

The Group is composed of four entities and the functional currency of each entity is based on its country of incorporation. As such Sunity Cayman’s functional currency is USD, Sunity Hong Kong’s functional currency is HKD and Sunity WFOE and Sunity Beijing’s functional currency is RMB. For financial reporting purposes, all functional currencies which are not USD were translated into USD as the reporting currency. Assets and liabilities are translated at the exchange rate in effect at the balance sheet date. Revenues and expenses are translated at the average rate of exchange prevailing during the reporting period. Translation adjustments arising from the use of different exchange rates from period to period are included as a component of stockholders' equity as “Accumulated other comprehensive income (loss)”. Gains and losses resulting from foreign currency transactions are included in income. There was no significant fluctuation in exchange rate for the conversion of RMB to USD after the balance sheet date.

The Company uses ASC Topic 220 “Reporting Comprehensive Income”. Comprehensive income is comprised of net income and all changes to the statements of stockholders’ equity, except those due to investments by stockholders, changes in paid-in capital and distributions to stockholders. Comprehensive income for the six months ended September 30, 2010 and 2009 included net income and foreign currency translation adjustments.

Segment Reporting

ASC Topic 280, “Disclosures about Segments of an Enterprise and Related Information” requires use of the “management approach” model for segment reporting. The management approach model is based on the way a company's management organizes segments within the company for making operating decisions and assessing performance. Reportable segments are based on products and services, geography, legal structure, management structure, or any other manner in which management disaggregates a company.

ASC Topic 280 has no effect on the Company's financial statements. The Company’s chief operating decision-maker, who was identified as the Chief Executive Officer, reviews the consolidated results when making decisions about allocating resources and assessing performance of the Company as a whole and hence, the Company has only one reportable segment. All of the Company's assets are located in the PRC.

The Company generates revenue mainly from three streams. For the Six months ended September 30 2010 and 2009, the revenue and the cost of revenue details are as follows:

	Revenue (Unaudited) For the Six Months ended September 30,
	2010		2009
Game Operations	$5,156,769	79%	$2,345,246	49%
SP	331,653	5%	2,438,007	51%
Software development	1,035,786	16%
Total	$6,524,208	100%	$4,783,253	100%

	Cost of Revenue (Unaudited) For the Six Months ended September 30,
	2010		2009
Game Operations	$1,298,770	84%	$262,085	19%
SP	192,975	12%	1,097,961	81%
Software development	56,968	4%
Total	$1,548,713	100%	$1,360,046	100%

SUNITY ONLINE ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANICAL STATEMENTS
SEPTEMBER 30, 2010 (UNAUDITED) AND MARCH 31, 2010

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Recent Accounting Pronouncements

On February 25, 2010, the FASB issued ASU 2010-09 Subsequent Events Topic 855 “Amendments to Certain Recognition and Disclosure Requirements,” effective immediately. The amendments in the ASU remove the requirement for an SEC filer to disclose a date through which subsequent events were evaluated in both issued and revised financial statements. Revised financial statements include financial statements revised as a result of either correction of an error or retrospective application of US GAAP. The FASB believes these amendments remove potential conflicts with the SEC’s literature. The adoption of this ASU did not have a material impact on the Company’s consolidated financial statements.

On March 5, 2010, the FASB issued ASU No. 2010-11 Derivatives and Hedging Topic 815 “Scope Exception Related to Embedded Credit Derivatives.” This ASU clarifies the guidance within the derivative literature that exempts certain credit related features from analysis as potential embedded derivatives requiring separate accounting. The ASU specifies that an embedded credit derivative feature related to the transfer of credit risk that is only in the form of subordination of one financial instrument to another is not subject to bifurcation from a host contract under ASC 815-15-25, Derivatives and Hedging — Embedded Derivatives — Recognition. All other embedded credit derivative features should be analyzed to determine whether their economic characteristics and risks are “clearly and closely related” to the economic characteristics and risks of the host contract and whether bifurcation is required. The ASU is effective for the Company on July 1, 2010. Early adoption is permitted. The adoption of this ASU will not have a material impact on the Company’s consolidated financial statements.

In April 2010, the FASB codified the consensus reached in Emerging Issues Task Force Issue No. 08-09, “Milestone Method of Revenue Recognition.” FASB ASU No. 2010-17 provides guidance on defining a milestone and determining when it may be appropriate to apply the milestone method of revenue recognition for research and development transactions. FASB ASU No. 2010-17 is effective for fiscal years beginning on or after June 15, 2010, and is effective on a prospective basis for milestones achieved after the adoption date. The Company does not expect this ASU will have a material impact on its financial position or results of operations when it adopts this update on April 1, 2011.

3. PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	September 30, 2010	March 31, 2010
	(Unaudited)
Transportation	$73,836	$72,372
Electronic equipment	3,138,426	3,047,803
Total	3,212,262	3,120,175
Less: Accumulated depreciation	(2,107,252)	(1,752,968)
Net	$1,105,010	$1,367,207

Depreciation for the six months ended September 30, 2010 and 2009 was $315,644 and $277,633 respectively.

4. OTHER RECEIVABLES

Other receivables represented cash advances to employees and short term advances to non-related parties, with no interest bearing and payable upon demand. Based on historical collection activity, the Company had made allowance for bad debt of $39,000 and $38,000 as at September 30, 2010 and March 31, 2010 respectively.

SUNITY ONLINE ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANICAL STATEMENTS
SEPTEMBER 30, 2010 (UNAUDITED) AND MARCH 31, 2010

5. PREPAID EXPENSES

Prepaid expenses consisted of following:

	September 30, 2010	March 31, 2010
	(Unaudited)
Prepaid rent	$36,619	$107,679
Advance for lease hold improvements	4,719	11,565
Prepaid advertisement	14,947	-
Total	$56,285	$119,244

6. INTANGIBLE ASSETS

Intangible assets consisted of the following:

	September 30, 2010	March 31, 2010
	(Unaudited)
Non-patented technology	$3,306,180	$3,240,646
Software Platform for further development	2,797,997	2,742,536
Website operating right	89,679	87,902
Total cost	6,193,856	6,071,084
Less: Accumulated Amortization	(2,157,448)	(1,826,338)
Less: Impairment of intangible assets	(120,557)	(118,168)
Net	$3,915,851	$4,126,578

Amortization for the six months ended September 30, 2010 and 2009 was $291,233 and $293,370 respectively.

7. CONCENTRATION

MAJOR CUSTOMERS:

SP BUSINESS

For the six months ended September 30, 2010 and 2009, no customer was a major customer.

WEB GAME BUSINESS

For the six months ended September 30, 2010, four customers accounted for about 37%, 16%, 13% and 11% of revenues. For the six months ended September 30, 2009, one customer accounted for about 45% of revenues. At September 30, 2010, accounts receivable from these customers were $0, $340,782, $303,415 and $279,501 respectively.

RFID BUSINESS

For the six months ended September 30, 2010 and 2009, no customer was a major customer.

MAJOR VENDORS

For the six months ended September 30, 2010, three vendors accounted for about 40%, 32% and 27% of total purchases. For the six months ended September 30, 2009, there was no major vendor. At September 30, 2010, payable due to these vendors was $57,395, $52,014 and $48,427 respectively.

SUNITY ONLINE ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANICAL STATEMENTS
SEPTEMBER 30, 2010 (UNAUDITED) AND MARCH 31, 2010

8. OTHER PAYABLE AND ACCRUED LIABILITIES

Other payables and accrued liabilities consisted of the following:

	September 30, 2010	March 31, 2010
	(Unaudited)
Accrued expenses	$27,602	$27,055
Advance from employees	230	240
Accrued salaries	134,606	60,271
Other	220,037	2,204
	$382,475	$89,770

Accrued expenses included labor union expense, educational expense for employees and complementary medical insurance.

9. TAXES PAYABLE

Taxes payable consisted of the following:

	September 30, 2010	March 31, 2010
	(Unaudited)
Business tax	$121,265	$89,977
City Construction tax and other taxes	8,489	6,298
Individual income tax	4,131	1,215
Income tax	221,907	186,415
	$355,792	$283,905

10. RELATED PARTY TRANSACTIONS

Due from related party on March 31, 2010 consisted of due from the cashier of the Group of $1,100,929. The amount was deposited in her personal bank account to run the operations of the Company’s Xi’an branch. Under PRC Law, one entity can open one basic bank account and only from this basic account, it can withdraw cash. Other bank accounts are settlement accounts and only transfer of cash is permitted and no withdrawals are allowed. Since the Group relocated its core business to Xi’an city, it is not allowed to open basic bank account until it establishes a business entity in Xi’an. To fulfill its working capital needs, the Group opened a bank account in the name of the cashier of the Group. As at March 31, 2010, cash related to Xi’an operations was deposited in this personal bank account, instead of Company’s bank account. On June 12, 2010, the $1,100,929 in the cashier account was transferred to the Company’s bank account. The cashier is the wife of one of the majority shareholder. As at September 30, 2010, there was no balance due from related party.

Due to related party balance on March 31, 2010 consisted of due to an officer of the Group of $149,433. This amount was unsecured, interest free and due on demand. This amount was used to make payments against our accounts payable. This amount was subsequently paid off. As at September 30, 2010, there was no balance due to related party.

11. STOCKHOLDERS’ EQUITY

On October 2, 2010, the Company’s shareholders approved a reverse share split of 2.49:1. As a result of the reverse share split, per share data has, for accounting purposes only, been restated for all periods presented.

SUNITY ONLINE ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANICAL STATEMENTS
SEPTEMBER 30, 2010 (UNAUDITED) AND MARCH 31, 2010

11. STOCKHOLDERS’ EQUITY  – (continued)

On November 27, 2009, we issued 4,016,064 ordinary shares to 10 individual shareholders, including 2,048,193 shares to Fan Zhang, our chief executive officer. These shares were issued as founders share in proportion to the shareholders respective shareholdings in Sunity Beijing and recorded at par value.

On January 28, 2010, we issued 409,639 ordinary shares to three individual shareholders and one entity shareholder, including 88,353 shares to our chief marketing officer. These shareholders contributed $463,301 to the capital of Sunity Beijing and became new shareholders. The Company issued 409,639 shares to these shareholders in proportion to their respective shareholdings in Sunity Beijing and recorded at par value.

12. SHARE- BASED COMPENSATION

On March 12, 2010, the Group entered into a management agreement with an officer and granted him an option to purchase 40,161 ordinary shares of the Company at an exercise price equal to the price per ordinary share offered to the public in connection with the Company’s initial public offering. These options may be exercised, in whole or in part, in accordance with the following schedule: 25% vest and become exercisable upon the closing of the Company’s initial public offering. An additional 25% of the options shall vest on each successive anniversary of the vesting commencement date until all options have vested and fully exercisable three years from the vesting commencement date, subject to continued employment with the Company on the relevant vesting dates. No expenses were recorded as the exercise price is not set at the date of filing of this report.

We do not currently have any equity compensation plans, bonus plans or profit sharing plans for our directors, officers or employees.

13. INCOME TAXES

The Company was incorporated in Cayman Islands and is subject to the Tax Concessions Law, according to which the Company is exempted from any taxes relating to the profit, income, gains or appreciation. These concessions are valid for a period of 20 years from December 30, 2009.

Sunity Hong Kong is an offshore Hong Kong registered entity. The income tax rate of 16.5% is exempted for offshore Hong Kong registered companies that do not have manufacturing, processing and sales or other business activities in Hong Kong.

Sunity WFOE is subject to income tax of 25% and business tax of 5% under the PRC tax laws. As of September 30, 2010, it had no operations.

Sunity Beijing is governed by the Income Tax Law of PRC for Hi-Tech business. As a Hi-Tech entity, it is exempt from income tax for first three years from the date of incorporation February 14, 2006, and 50% exemption on income tax for the following three years. Sunity Beijing was in tax holiday until September 2009, after that, a 12.5% preferential tax rate was used. Sunity Beijing will pay regular income tax of 25% from the seventh year. Therefore, income tax for the six months ended September 30, 2010 and 2009 was$407,572, and $56,322 respectively.

The effect of tax exemption on the net income had Sunity Beijing not been a tax exempt entity are as follows for the six months ended September 30, 2010, and 2009:

	September 30, 2010	September 30, 2009
Income before income taxes	$3,142,963	$1,887,931
Provision for income taxes	785,741	471,983
Net income	$2,357,222	$1,415,948
Earnings per share	$0.53	$0.35

SUNITY ONLINE ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANICAL STATEMENTS
SEPTEMBER 30, 2010 (UNAUDITED) AND MARCH 31, 2010

13. INCOME TAXES  – (continued)

Company’s net income would have been lower by $378,169 and $415,661 and earnings per share would have been lower by $0.09 and $ 0.11 for the six months ended September 30, 2010 and 2009 respectively, assuming the income tax rate would have been 25% rather than preferential tax rate of 12.5% for the six months ended September 30, 2010 and 0% for the six months ended September 30, 2009.

Following is the income tax reconciliation under the U.S and the PRC income tax laws for the six months ended September 30, 2010 and 2009.

	Six months ended September 30, 2010	Six months ended September 30, 2009
Domestic statutory rate	25%	25%
Tax exemption	(12%)	(22%)
Effective tax rate	13%	3%

14. STATUTORY RESERVES

Pursuant to the corporate law of the PRC effective on January 1, 2006, the Company is now required to maintain one statutory reserve by appropriating from its after-tax profit before declaration or payment of dividends. The statutory reserve represents restricted retained earnings.

Surplus Reserve Fund

The Company is now only required to transfer 10% of its net income, as determined under the PRC accounting rules and regulations, to a statutory surplus reserve fund until such reserve balance reaches 50% of the Company’s registered capital.

The surplus reserve fund is non-distributable other than during liquidation and can be used to fund previous years’ losses, if any, and may be utilized for business expansion or converted into share capital by issuing new shares to existing shareholders in proportion to their shareholding or by increasing the par value of the shares currently held by them, provided that the remaining reserve balance after such issue is not less than 25% of the registered capital.

Common Welfare Fund

Common welfare fund is a voluntary fund that the Company can elect to transfer 5% to 10% of its net income. This fund can only be utilized on capital items for the collective benefit of the Company’s employees, such as construction of dormitories, cafeteria facilities, and other staff welfare facilities. This fund is non-distributable other than upon liquidation.

15. COMMITMENTS

Operating Lease

In January 2008, the Group entered into a 15-month, non-cancelable and renewable office lease with an unrelated third party for monthly rent of approximately $8,600 (RMB 60,000). The lease expired on March 31, 2009. Upon expiration, the Group renewed the lease with new expiration date on December 31, 2010. The commitment as of September 30, 2010 is 3 months i.e. $26,000 (RMB 180,000).

Construction in Process

On December 28, 2009, Sunity Beijing entered into a construction agreement with Xi’an Tianhu communication Limited, or Tianhu. Pursuant to this agreement, Sunity Beijing will supply funds to construct an Internet Data Center. Tianhu will be responsible for all aspects of the construction of the Internet data center. The total budget for the project is estimated to be approximately RMB 18,335,591 ($2,686,219),

SUNITY ONLINE ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANICAL STATEMENTS
SEPTEMBER 30, 2010 (UNAUDITED) AND MARCH 31, 2010

15. COMMITMENTS  – (continued)

payable in four installments. The first installment payment will be made upon completion of the project design; the second installment payment will be made upon completion of the network construction; the third installment payment will be made upon completion of the onsite design; the fourth and final installment payment will be made according to the progress of the construction project. As of September 30, 2010, the Group paid RMB 13.23 million or $1.98 million. The Group will incur RMB 4.8 million or $0.7 million to complete the contract.

Employment Agreements:

Agreement with Directors

On March 26, 2010, the Company entered into director agreements to engage four persons to act as Company’s internal and external (independent) directors. The total annual salary of these directors will be $90,000. Those agreements will expire on March 31, 2011.

On May 1, 2010, the Company entered into a director agreement to engage one person to act as Company’s independent director. The annual salary of this director will be $36,000 and the agreement expires on April 30, 2011.

16. CONTINGENCIES

The Group’s operations in the PRC are subject to specific considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with: political, economic and legal environments and foreign currency exchange. The Company’s results may be adversely affected by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

The Group’s sales, purchases and expenses transactions are denominated in RMB and all of the Group’s assets and liabilities are also denominated in RMB. The RMB is not freely convertible into foreign currencies under the current law. In China, foreign exchange transactions are required by law to be transacted only by authorized financial institutions. Remittances in currencies other than RMB may require certain supporting documentation in order to affect the remittance.

On September 28, 2009, the General Administration of Press and Publications, or the GAPP, the National Copyright Administration, and National Office of Combating Pornography and Illegal Publications jointly published the Notice Regarding the Consistent Implementation of the Stipulations on ‘Three Provisions’ of the State Council and the Relevant Interpretations of the State Commission Office for Public Sector Reform and Further Strengthening of the Administration of Pre-examination and Approval of Internet Games and the Examination and Approval of Imported Internet Games (Xin Chu Lian [2009] No. 13), or the GAPP Notice. The GAPP Notice restates the general principle espoused in recently promulgated regulations that foreign investment is not permitted in internet game operating businesses in China. Article IV of the GAPP Notice prohibits foreign investors from participating in internet game operating businesses via wholly owned, equity joint venture or cooperative joint venture investments in China, and from controlling and participating in such businesses directly or indirectly through contractual or technical support arrangements. In the event of a violation of these provisions, GAPP shall, in conjunction with the relevant departments of the PRC, investigate and handle the same in accordance with the law. In serious cases, the relevant licenses and registrations shall be cancelled. However, as a detailed interpretation of the GAPP Notice has not been issued, it is not yet clear how this GAPP Notice will be implemented. Furthermore, as some other government authorities like the Ministry of Commerce, the MOC, and the MII did not join GAPP in issuing the Notice, the views of these bodies will be indefinite in clarifying the scope of implementation and enforcement of the GAPP Notice.

SUNITY ONLINE ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANICAL STATEMENTS
SEPTEMBER 30, 2010 (UNAUDITED) AND MARCH 31, 2010

16. CONTINGENCIES  – (continued)

In order to comply with foreign ownership restrictions, the Group operates its online games business in the PRC through Sunity Beijing, which is owned by Mr. Fan Zhang and other 13 Chinese citizens. Sunity Beijing holds the licenses and approvals that are required to operate the online games business and the substantial majority of the physical assets required to operate the online game business. Sunity WFOE has entered into a series of contractual arrangements with Sunity Beijing, pursuant to which Sunity WFOE provides Sunity Beijing with marketing service, consulting services and software licenses in exchange for fees. In addition, Sunity WFOE has entered into agreements with Sunity Beijing and its equity holders that provide Sunity WFOE with the ability to control Sunity Beijing. In the opinion of management, (i) the ownership structure of the Company, Sunity WFOE and Sunity Beijing are in compliance with existing PRC laws and regulations; (ii) the contractual arrangements with Sunity Beijing and its shareholders are valid and binding, and will not result in any violation of PRC laws or regulations currently in effect; and (iii) the Group’s business operations are in compliance with existing PRC laws and regulations in all material respects. However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, the Company cannot be assured that PRC regulatory authorities will not ultimately take a contrary view to its opinion. If the current ownership structure of the Group and its contractual arrangements with Sunity Beijing are found to be in violation of any existing or future PRC laws and regulations, including the MII Notice and the GAPP Notice, the relevant regulatory authorities would have broad discretion in dealing with such violations, including levying fines, confiscating our income, revoking Software’s business license or Network or operating licenses, requiring us to restructure the relevant ownership structure or operations, and requiring us to discontinue all or any portion of our online game. Any of these actions could cause significant disruption to our business operations and may materially and adversely affect our business, financial condition and results of operations.

17. SUBSEQUENT EVENT

On October 2, 2010, the Company’s shareholders approved reverse stock split of 2.49:1. As a result the authorized share capital of $50,000 divided into 50,000,000 ordinary shares of a par value of $0.001 each, were consolidated into 20,080,321 ordinary shares of a par value of $0.00249 each, with the effect that 11,020,000 issued and outstanding shares were consolidated into 4,425,703 shares of a par value of $0.00249 each.

Sunity Online Entertainment Limited

         Ordinary Shares

PROSPECTUS

Rodman & Renshaw, LLC	Newbridge Securities Corporation

Through and including       , 2010 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Part II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 6. Indemnification of directors and officers

Reference is made to the underwriting agreement, the proposed form of which is filed as Exhibit 1.1, which contains certain provisions for the indemnification by the underwriters of the Registrant and the Registrant’s directors and officers who signed the registration statement against certain civil liabilities under the Securities Act.

Sunity Cayman’s Memorandum and Articles of Association provides that members of our board of directors shall be indemnified and secured harmless out of our assets and profits from and against all actions, costs, charges, losses, damages and expenses which they or any of them, their or any of their heirs, executors or administrators, shall or may incur or sustain by or by reason of any act done, concurred in or omitted in or about the execution of their duty, or supposed duty, in their respective offices, provided that such indemnity shall not extend to any matter in respect of any fraud or dishonesty which may attach to any of said persons.

This provision, however, will not eliminate or limit liability arising under federal securities laws. Sunity Cayman’s Memorandum and Articles of Association does not eliminate our director’s fiduciary duties. The inclusion of the foregoing provision may, however, discourage or deter shareholders or management from bringing a lawsuit against directors even though such an action, if successful, might otherwise have benefited Sunity Cayman and our shareholders. This provision should not affect the availability of a claim or right of action based upon a director’s fraud or dishonesty.

Cayman Islands law provides that a corporation may indemnify its directors and officers as well as its other employees and agents against judgments, fines, amounts paid in settlement and expenses, including attorneys fees, in connection with various proceedings, except where there has been fraud or dishonesty or willful neglect or willful default. Sunity Cayman’s Memorandum and Articles of Association provide that we will indemnify our directors and officers from and against all actions, costs, charges, losses, damages and expenses which they or any of them, their or any of their heirs, executors or administrators, shall or may incur or sustain by or by reason of any act done, concurred in or omitted in or about the execution of their duty, or supposed duty, in their respective offices or trusts, provided that such indemnity shall not extend to any matter in respect of any fraud or dishonesty which may attach to any of said persons.

Item 7. Recent sales of unregistered securities

The following is a summary of our securities issuances since our inception in November 2009.

Sunity Cayman was incorporated in the Cayman Islands on November 27, 2009. Our authorized share capital was set at $50,000, consisting of 50,000,000 ordinary shares with a par value of $0.001 each.

On October 2, 2010, our shareholders approved and effected a reverse share split of 2.49-for-1 with the effect that our authorized share capital was $50,000, consisting of 20,080,321 ordinary shares with a par value of $0.00249 each.

We have issued 10,000,000 (or 4,016,064 after the reverse share split) ordinary shares to 10 individual shareholders for a purchase price of $0.001 (or $0.00249 after the reverse share split) per share, which is the par value per share. Of this total number of shares, 5,100,000 (or 2,048,193 after the reverse share split) ordinary shares were issued to Fan Zhang, our chief executive officer, and 1,600,000 (or 642,750 after the reverse share split) ordinary shares were issued to Wentao Shi, a Chinese citizen who is not employed by us. Of this total number of shares, the remaining 3,300,000 (or 1,325,301 after the reverse share split) shares of Sunity Cayman were issued to Zhang Di, Gao Qinghong, Jiang Yu, Liu Lintang, Ni Bin, Tian Xianlu, Wang Ping and Wei Jianhua, none of who were employed by us.

On January 28, 2010, Sunity Cayman issued an additional 1,020,000 (or 409,639 after the reverse share split) ordinary shares to three individual shareholders and one entity shareholder for a purchase price of $0.001 (or $0.00249 after the reverse share split) per share, which is the par value per share. Of this total number of shares, 220,000 (or 88,353 after the reverse shares split) ordinary shares were issued to Xianzhen Lin, our former chief marketing officer, an aggregate of 500,000 (or 200,803 after the reverse share split)

ordinary shares were issued to Cao Ping and Xu Li, who are not employees of our company and 300,000 (or 120,482 after the reverse share split) ordinary shares were issued to Pan Asia Investment (China) Limited, a Hong Kong Company not related to us.

At the time of the issuances of these securities, Sunity Cayman was not a reporting company in the United States. The offer and sale of these securities was to non-US persons outside of the U.S., therefore, these securities were exempt from registration.

On January 28, 2010, one of our existing shareholders, Zhang Di transferred 900,000 (or 361,446 after the reverse share split) ordinary shares to Peiying Yang, a Chinese citizen who is not employed by us.

Item 8. Exhibits and financial statement schedules

a.	Exhibits

Incorporated by reference to the Exhibit Index following Page II-5 hereof.

b.	Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Financial Statements or the Notes thereto.

Item 9. Undertakings

The registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The registrant hereby undertakes that:

(i)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(ii)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Beijing, People’s Republic of China on November 10, 2010.

SUNITY ONLINE ENTERTAINMENT LIMITED
By: /s/ Fan Zhang Name: Fan Zhang Title: Chief Executive Officer and Chairman

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated on November 10, 2010.

Signature	Capacity
/s/ Fan Zhang Name: Fan Zhang	Chief Executive Officer, Chairman (Principal Executive Officer) and Director
/s/ Simon Hong He Name: Simon Hong He	Chief Financial Officer — Sunity Beijing (Principal Accounting and Financial Officer)
* Name: Xiaogang Zhu	Director
* Name: Steve Lifeng Weng	Director
* Name: Lawrence S. Wizel	Director
* Name: Anbao Teng	Director
*By: /s/ Fan Zhang Fan Zhang Attorney-in-Fact

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Sunity Online Entertainment Limited, has signed this registration statement or amendment thereto in Manhasset, New York, on November 10, 2010.

Authorized Representative
By: /s/ Lawrence S. Wizel Name: Lawrence S. Wizel

EXHIBIT INDEX

Exhibit No.	Description
1.1	Form of Underwriting Agreement**
3.1	Memorandum and Articles of Association of Sunity Online Entertainment Limited†
3.2	Amended and Restated Memorandum and Articles of Association of Sunity Online Entertainment Limited
5.1	Opinion of Maples and Calder, counsel to the Registrant, as to the validity of the ordinary shares being offered hereby
8.1	Form of Loeb & Loeb LLP Tax Opinion†
8.2	Form of Shanghai Hui Kun Law Firm Tax Opinion
10.1	Exclusive Collaboration Agreement by and between Beijing Yangguang Jiaze Network Technology Limited and Sunity (Beijing) Technology Co., Ltd.†
10.2	Business Operation Agreement by and among Beijing Yangguang Jiaze Network Technology Limited, Sunity (Beijing) Technology Co., Ltd. and the shareholders of Sunity (Beijing) Technology Co., Ltd.
10.3	Exclusive Purchase Option Agreement by and among Beijing Yangguang Jiaze Network Technology Limited, Sunity (Beijing) Technology Co., Ltd. and the shareholders of Sunity (Beijing) Technology Co., Ltd.
10.4	Share Pledge Agreement by and among Beijing Yangguang Jiaze Network Technology Limited, Sunity (Beijing) Technology Co., Ltd. and the shareholders of Sunity (Beijing) Technology Co., Ltd.
10.5	Power of Attorney by and among Beijing Yangguang Jiaze Network Technology Co., Ltd. and the shareholders of Sunity (Beijing) Technology Co., Ltd.
10.6	Exclusive distributor agreement by and between Sunity (Beijing) Technology Co., Ltd.‡†
10.7	Exclusive distributor agreement by and between Sunity (Beijing) Technology Co., Ltd. and Xia Zhijun‡†
10.8	Director Agreement by and between Sunity Online Entertainment Limited and Fan Zhang†
10.9	Director Agreement by and between Sunity Online Entertainment Limited and Anbao Teng†
10.10	Independent Director Agreement by and between Sunity Online Entertainment Limited and Lifeng Weng†
10.11	Independent Director Agreement by and between Sunity Online Entertainment Limited and Xiaogang Zhu†
10.12	Independent Director Agreement by and between Sunity Online Entertainment Limited and Lawrence S. Wizel†
10.13	Management Agreement by and between Sunity Online Entertainment Limited and Fan Zhang†
10.14	Management Agreement by and between Sunity Online Entertainment Limited and Simon Hong He†
10.15	Service Supplemental Agreement by and between Sunity Online Entertainment Limited and Simon Hong He*
10.16	Management Agreement by and between Sunity Online Entertainment Limited and Anbao Teng†
10.17	Management Agreement by and between Sunity Online Entertainment Limited and Linxian Zhen†
10.18	Construction Cooperation Agreement by and between Sunity Information Technology (Beijing) Limited and Tianhu Communication Co., Ltd.†
10.19	Property Leasing Agreement by and between Sunity (Beijing) Technology Co., Ltd. and Beijing Dongfang Xingcheng Technology Development Co. Ltd.†

Exhibit No.	Description
10.20	Non-exclusive distributor agreement by and between Sunity (Beijing) Technology Co., Ltd. and Hangzhou Binglong Network Technology Limited*†
10.21	Non-exclusive distributor agreement by and between Sunity (Beijing) Technology Co., Ltd. and Chendou Shenfang Network Technology Limited*†
10.22	Non-exclusive distributor agreement by and between Sunity (Beijing) Technology Co., Ltd. and Shanxi Yangguang Ruize Communication Technology Limited*†
10.23	Hardware Equipment Purchase Agreement by and between Sunity (Beijing) Technology Co., Ltd. and Xi’an Tianhu Communications Co., Ltd.*†
21.1	List of subsidiaries†
23.1	Consent of Goldman Kurland and Mohidin LLP, independent registered public accounting firm
23.2	Consent of Maples and Calder (included in Exhibit 5.1)
23.3	Consent of Shanghai Hui Kun Law Firm
23.4	Consent of iResearch Consulting Group
24.1	Powers of Attorney (included on signature pages)†
99.1	Representation Pursuant to Instruction 2 to Item 8.A.4 of Form 20-F†

*	English translation.
**	To be filed by amendment.
‡	Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.
†	Previously filed.